As filed with the Securities and Exchange Commission on March 10, 2016

File No. 000-55577

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

AFFINION GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	16-1732155
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 High Ridge Park

Stamford, CT 06905

(Address, including zip code, of principal executive offices)

(203) 956-1000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None.

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, par value $0.01 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This registration statement on Form 10 (this “Registration Statement”) is being filed to register Common Stock, par value $0.01 per share (the “Common Stock”), of Affinion Group Holdings, Inc. (“Affinion Holdings”) that is authorized under our fourth amended and restated certificate of incorporation (the “Fourth Amended and Restated Certificate of Incorporation”), which effected the Reclassification (as defined below) on November 9, 2015. The terms “common stock” and “Class A Common Stock” refer to the Class A Common Stock, par value $0.01 per share, of Affinion Holdings that was previously authorized and in existence prior to the Reclassification. Except as otherwise indicated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and the “Company” refer to Affinion Holdings and its consolidated subsidiaries, including Affinion Group, Inc. (“Affinion”), which is a direct, wholly-owned subsidiary of Affinion Holdings.

In reviewing this Registration Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 23 of this Registration Statement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of any of the securities of Affinion Holdings or determined if this Registration Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Registration Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

We have not authorized any person to provide you with information other than the information contained in this Registration Statement or to which we have referred you. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. The information contained in this Registration Statement is correct as of the date hereof and the delivery of this Registration Statement shall not create the implication that the information contained herein is correct at any time other than as of the date hereof.

WHERE YOU CAN FIND MORE INFORMATION

Statements contained in this Registration Statement as to the contents of any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits filed as an exhibit to this Registration Statement for copies of the actual contracts, agreements or documents. Each such statement is qualified in all respects by reference to the applicable contract, agreement or document.

Affinion Holdings currently files on a voluntary basis annual, quarterly and current reports with the SEC. Upon effectiveness of this Registration Statement, Affinion Holdings will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents filed by Affinion Holdings at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, our filings with the SEC are also available to the public on the SEC’s website at http://www.sec.gov. You may also request a copy of Affinion Holdings’ filings with the SEC, at no cost, by contacting us at the following address: Affinion Group Holdings, Inc., 6 High Ridge Park, Stamford, Connecticut 06905 or by telephoning us at (203) 956-1000. Our filings with the SEC are also available on our website at http://www.affiniongroup.com. The contents of our website are not incorporated by reference herein or otherwise a part of this Registration Statement.

TRADEMARKS AND SERVICE MARKS

We own or have licenses to use a large number of patents relating to a significant number of programs and processes. We also have certain significant material trademarks including, but not limited to Affinion Group, Affinion Benefits Group, Connexions Loyalty, Affinion International, AutoVantage, Buyers Advantage, CompleteHome, Enhanced Checking, HealthSaver, Hot-Line, NHPA, PrivacyGuard, Shoppers Advantage, Small Business Solutions, Travelers Advantage, Trilegiant and Wellness Extras. We use our trademarks in the marketing of our services and products offerings. We renew our trademarks on a regular basis. No individual patent or trademark is considered to be material to our business; however, our overall portfolio of patents and trademarks are valuable assets. We have omitted the “®” and “™” trademark designations for such trademarks in this Registration Statement. Nevertheless, all rights to such trademarks named in this Registration Statement are reserved.

MARKET AND INDUSTRY DATA AND FORECASTS

This Registration Statement includes data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements” in this Registration Statement. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement and other public statements contain “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information and, in particular, appear under the heading “Risk Factors” in this Registration Statement. When used in this Registration Statement, the words “estimates,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” and variations of these words or similar expressions (or the negative versions of any such words) are intended to identify forward-looking statements. All forward-looking statements, including without limitation, management’s examination of historical operating trends, are based on our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, management’s expectations, beliefs and projections may not result or be achieved.

Examples of forward-looking statements include:

•	business strategy;

•	financial strategy;

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the results referred to in the forward-looking statements contained in this Registration Statement. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements we make in this Registration Statement are set forth elsewhere in this Registration Statement, including under the heading “Risk Factors.” As stated elsewhere in this Registration Statement, these risks, uncertainties and other important factors include, among others:

•	general economic and business conditions and international and geopolitical events;

•	a downturn in the credit card industry or changes in the marketing techniques of credit card issuers;

•	the effects of a decline in travel due to political instability, adverse economic conditions or otherwise, on our travel fulfillment business;

•	termination or expiration of one or more agreements with our marketing partners, or reduction of the marketing of our services by one or more of our marketing partners;

•	changes in, or the failure or inability to comply with, laws and governmental regulations, including changes in global distribution service rules, telemarketing regulations and privacy laws and regulations;

•	the outcome of numerous legal actions;

•	our substantial leverage and restrictions in our debt agreements;

•	dependence on third-party vendors to supply certain products or services that we market;

•	ability to execute our business strategy, development plans or cost savings plans;

•	changes in accounting principles and/or business practices;

•	availability, terms, and deployment of capital; and

•	failure to protect private data, which would cause us to expend capital and resources to protect against future security breaches.

These risks and other uncertainties are discussed in more detail in “Risk Factors” in this Registration Statement. There may be other factors, including those discussed elsewhere in this Registration Statement that may cause our actual results to differ materially from the results referred to in the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this Registration Statement and are expressly qualified in their entirety by the cautionary statements included in this Registration Statement. We undertake no obligation to publicly update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

v

ITEM 1.	BUSINESS

Overview

We are one of the world’s leading customer engagement and loyalty solutions companies. We design, market and service programs that strengthen and extend customer relationships for many of the world’s largest and most respected companies. Our programs and services include:

•	Loyalty programs that help reward, motivate and retain consumers,

•	Membership programs that help consumers save money and gain peace of mind,

•	Package programs that bundle valuable discounts, protection and other benefits to enhance customer relationships, and

•	Insurance programs that help protect consumers in the event of a covered accident, injury, illness, or death.

We design customer engagement and loyalty solutions with an attractive suite of benefits and ease of usage that we believe are likely to interest and engage consumers based on their needs and interests. For example, we provide discount travel services, credit monitoring and identity-theft resolution, accidental death and dismemberment insurance (“AD&D”), roadside assistance, various checking account and credit card enhancement services, loyalty program design and management, disaggregated loyalty points redemptions for gift cards, travel and merchandise, as well as other products and services.

We are a global leader in the designing, marketing and servicing of comprehensive customer engagement and loyalty solutions that enhance and extend the relationship of millions of consumers with many of the largest and most respected companies in the world. We generally partner with these leading companies in two ways: (1) by developing and supporting programs that are natural extensions of our partner companies’ brand image and that provide valuable services to their end-customers and (2) by providing the back-end technological support and redemption services for points-based loyalty programs. Using our expertise in customer engagement, product development, creative design and data-driven targeted marketing, we develop and market programs and services that enable the companies we partner with to generate significant, high-margin incremental revenue, enhance our partners’ brands among targeted consumers as well as strengthen and enhance the loyalty of their customer relationships. The enhanced loyalty can lead to increased acquisition of new customers, longer retention of existing customers, improved customer satisfaction rates, and greater use of other services provided by such companies. We refer to the leading companies that we work with to provide customer engagement and loyalty solutions as our marketing partners or clients. We refer to the consumers to whom we provide services directly under a contractual relationship as subscribers, insureds or members. We refer to those consumers that we service on behalf of a third party, such as one of our marketing partners, and with whom we have a contractual relationship as end-customers.

We utilize our substantial expertise in a variety of direct engagement media to market valuable products and services to the customers of our marketing partners on a highly targeted campaign basis. The selection of the media employed in a campaign corresponds to the preferences and expectations the targeted customers have demonstrated for transacting with our marketing partners, as we believe this optimizes response, thereby improving the efficiency of our marketing investment. Accordingly, we maintain significant capabilities to market through direct mail, point-of-sale, the internet, inbound and outbound telephony and voice response unit marketing, as well as other media as needed.

We believe our portfolio of the products and services that are embedded in our engagement solutions is the broadest in the industry. Our scale, combined with the industry’s largest proprietary database, proven marketing techniques and strong marketing partner relationships developed over our 40-year operating history, position us to deliver consistent results in a variety of market conditions.

Our comprehensive portfolio of customer engagement and loyalty solutions include:

•	development of customized and relevant products and services that address fundamental consumer needs and fulfill the expectations consumers have of the services and offers they expect to receive from our marketing partners;

•	marketing strategy and management of customized marketing programs;

•	data analysis utilizing our proprietary technology and databases to target customers most likely to value, and therefore respond to, our products and services;

•	design and implementation of marketing campaigns in various types of media including direct mail, online marketing, point-of-sale marketing, direct response marketing and inbound telephony;

•	fulfillment, customer service, website and mobile application development;

•	loyalty program design and administration; and

•	disaggregated loyalty redemption options, such as gift cards, cash back, travel and merchandise.

Our business model is characterized by substantial recurring revenues, strong segment EBITDA margins and significant operating cash flows before interest payments. We generate revenues primarily through the sale of our value-added subscription-based products and services to the end-customers of our marketing partners and customers whom we bill on a monthly, quarterly or annual basis. Further, we generate revenues from our marketing partners that choose to directly market our products and services to their customers on a wholesale basis and typically pay us a monthly fee per enrolled customer. We also generate revenues through our loyalty customer engagement business by designing and administering points-based loyalty programs on a contractual, fee-for-service basis. As a result, a substantial portion of our revenues consists of subscription payments and service fees that are recurring in nature or otherwise highly predictable given the terms of our contracts with marketing partners. For each of the last five years, revenue from our existing customer base and long-term marketing partner relationships has historically generated approximately 80% of our next twelve months net revenue. For example, net revenues generated in 2015 from customers who were active as of December 31, 2014 represented approximately 80% of our total net revenues in 2015, and net revenues generated in 2014 from customers who were active as of December 31, 2013 represented approximately 82% of our total net revenues in 2014. We structure our contractual relationships with our marketing partners to support our strategy of pursuing the most profitable opportunities for our marketing, and related commission, expenditures.

For the year ended December 31, 2015, we had net revenues, net income attributable to us and Adjusted EBITDA (as defined below) of $1,169.8 million, $135.3 million and $268.5 million, respectively.

Business

We seek to address the needs of three primary parties in developing and implementing our customer engagement and loyalty solutions:

•	Marketing partners, which are the companies for whom we develop and manage customer engagement and loyalty programs;

•	Customers, which are the end-customers of our marketing partners and who subscribe to one or more of our programs or who are eligible to receive rewards for their transaction activity with the marketing partner; and

•	Vendors, which are the third-party suppliers who provide components for our products and services as needed.

Marketing Partners:

Our marketing partners are many of the leading companies in the United States and Europe. They enter into agreements with us to:

•	offer products and services that both appeal to their customers and fulfill the expectations those customers have of the types of products and services they expected to receive from the partner, thereby engaging those customers in a deeper, more meaningful, longer and more profitable relationship with them;

•	develop customized marketing programs that leverage their brand names in offering these programs and services to their customers; and

•	design, implement and administer points-based loyalty programs that provide customers with desirable rewards for performing certain behaviors that are beneficial to our marketing partners, such as repeat buying.

Our marketing partners value our services because we enhance their customer relationships and strengthen customer loyalty, promote their brands and provide them with incremental, high-margin revenue because we often bear the costs of marketing and servicing these programs. Given the extent of our competencies in direct response media and the efficiencies in our marketing, we believe that we implement and operate our customer engagement and loyalty programs more effectively than a typical partner could on a stand-alone basis, thereby allowing our marketing partners to focus on their core businesses.

As of December 31, 2015, we had more than 5,600 marketing partners in a variety of industries including financial services, retail, travel, telecommunications and utilities. Some of our leading marketing partners, based on revenues for the year ended December 31, 2015, include Wells Fargo, Citibank, JPMorgan Chase, Transworld Entertainment and Royal Bank of Scotland. Revenues generated from our largest marketing partner, Wells Fargo, and its customers, accounted for approximately 10.2% of total revenues in 2015. We have several contracts with Wells Fargo and in 2015, 79% of the revenues from these contracts were attributable to the individual subscribers who paid us directly. By providing services directly to the end-customers of our marketing partners, we become an important part of our marketing partners’ businesses. Many of our marketing partners have been working with us for over ten years.

Customers:

Our customers value participation in our programs because of the attractive benefits we provide either to address their fundamental needs in lifestyle and protection services at a reasonable price or to reward them for continued activity with our marketing partners, the ease of use and the wide range of benefits available with our products and the high level of service we deliver. Depending on the nature of the relationship we have with a given marketing partner, customers may either purchase our programs directly from us or receive the program from our marketing partner. We derived approximately 33.5% of our net revenues in 2015 from members and end-customers we obtained through our 10 largest marketing partners.

As of December 31, 2015, we had approximately 54 million subscribers and end-customers enrolled in our membership, insurance and package programs worldwide and approximately 40 million customers who received credit or debit card enhancement services or loyalty points-based management services.

Vendors:

When we are unable to provide a benefit or service with our in-house capabilities, we contract with one or more of our many third-party vendors to provide components for our products and services, such as credit reports, supplemental insurance coverage, travel discounts, gift cards and merchandise. Our vendors value their relationships with us because we provide them with significant incremental revenue by bundling their content with our own and offering these solutions through unique and supplementary marketing channels. Generally, our relationships with key vendors are governed by long-term contracts (typically with initial terms of up to five years that renew automatically unless notice of non-renewal is given by either party prior to renewal). By combining the services of our vendors with our in-house capabilities, in 2015 we were able to offer 13 core products and services on a subscription basis with 344 unique benefits, support almost 4,900 versions of products and services representing different combinations of pricing, benefits configurations and branding and provide a wide range of desirable options for the redemption of loyalty rewards points.

Business Segments

For the periods ending on or prior to December 31, 2015, we organized our business into the following four business segments. However, as described under “—Global Reorganization” below, we will have changed our business segment reporting and operations beginning with the first quarter of 2016.

•	Membership Products. We design, implement and market subscription programs that provide our members in North America with personal protection benefits and value-added services including credit monitoring and identity-theft resolution services, as well as access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement.

•	Insurance and Package Products. We market AD&D and other insurance programs and design and provide checking account enhancement programs to financial institutions in North America. These programs allow financial institutions to bundle discounts, protection and other benefits with a standard checking account and offer these packages to customers for an additional monthly fee.

•	Global Loyalty Products. We design, implement and administer points-based loyalty programs and, as of December 31, 2015, managed programs representing an aggregate estimated redemption value of approximately $2.25 billion for financial, travel, auto and other companies. We provide our clients with solutions that meet the most popular redemption options desired by their program points holders, including travel services, gift cards and merchandise, and, in 2015, we facilitated approximately $2.05 billion in redemption volume. We also provide enhancement benefits to major financial institutions in connection with their credit and debit card programs. In addition, we provide and manage turnkey travel services that are sold on a private label basis to provide our clients’ customers with direct access to our proprietary travel platform. A marketing partner typically engages us on a fee-for-service contractual basis, where we generate revenue in connection with the volume of redemption transactions.

•	International Products. International Products comprises our Membership and Package customer engagement businesses outside North America and also includes a discrete loyalty program benefit provider. We expect to leverage our current international operational platform to expand our range of products and services, develop new marketing partner relationships in various industries and grow our geographical footprint. In 2012, we expanded into Turkey through the acquisition of existing marketing capabilities and also launched business operations in Brazil. In 2015, we undertook business activities in Australia.

See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Segment Results” and Note 18 to our audited consolidated financial statements included elsewhere herein for additional financial information about these business segments. In addition, see Note 18 to our audited consolidated financial statements included elsewhere herein for additional financial information by geographic area.

Except as discussed under “—Global Reorganization,” all references to our business segments in this Registration Statement shall refer to the four business segments described above, which were in effect through December 31, 2015.

Global Reorganization

Effective January 1, 2016, we implemented a new globalized organizational structure (the “Global Reorganization”) to better support our key strategic initiatives and enhance long-term revenue growth. This new organizational structure allows us to combine similar lines of business on common platforms and shared infrastructures on a global basis to drive best practices and efficiencies with meaningful cost savings. In addition, we intend to no longer materially invest in lines of business that we believe are not essential to our long-term growth prospects. We remain committed to our business strategy of pursuing initiatives that maintain and enhance our position as a global leader in loyalty and customer engagement solutions. The implementation of the new global organizational structure marks another major step in our strategic plan and ongoing transformation.

Starting in the first quarter of 2016, we have the following four new operating segments:

•	Global Loyalty. This segment consists of all of our loyalty assets globally in which we are a provider of end-to-end loyalty solutions that help clients reward, motivate and retain customers, including program design, points management and administration, and broad-based fulfilment and redemption.

•	Global Customer Engagement. This segment combines all global customer engagement programs in which we or our partners expect to actively market. Through our Global Customer Engagement business, we expect that we will continue to be a leading global solutions provider that delivers a flexible mix of benefits and services for our clients that meet customers’ needs, including products that are designed to help consumers save money and gain peace of mind.

•	Insurance Solutions. This segment consists of the domestic insurance business, in which we are a leading third-party agent, administrator and marketer of certain Accident and Health insurance products.

•	Legacy Membership and Package. This segment combines all global membership programs in which we no longer expect to actively market and also includes the domestic Package business (which, through December 31, 2015, was reported in our Insurance and Package segment). This segment includes membership programs that were marketed with many of our large domestic financial institutions partners. Although we will continue to service these members, we expect that cash flows and revenues will decrease over time due to the anticipated attrition of the member base in this operating segment.

Our Market Opportunity and Competitive Strengths

We offer our products and services through our affinity marketing partners or through affinity marketing relationships and through direct-to-consumer marketing. Affinity marketing is a subset of the larger direct marketing industry and involves marketing products and services to a marketing partner’s base of customers. This generally results in higher customer receptiveness as those customers recognize and trust products that are offered through the marketing partner and its brands. In addition, incorporating our marketing partners’ logos and trademarks in our marketing materials, or co-branding with our marketing partners, provides customers with additional assurances and validation as to the quality of the program or service we are offering. We believe that products approved by, and marketing associated with, well-known brands of leading, well-respected companies provides a significant advantage over other forms of direct marketing. We also market to consumers directly through internet advertising. By leveraging our vast expertise in direct response media and campaign strategy and execution, we believe that marketing directly to consumers provides us with an effective alternate distribution channel for our programs and services and at attractive returns, as we are able to retain the full value of the subscription fee as compared to affinity marketing, where we enter into revenue-sharing agreements with our marketing partners.

We attribute our success and competitive advantage in providing comprehensive customer engagement and loyalty solutions and marketing services to our ability to leverage a number of key strengths, including:

Expertise in Various Marketing Methods and Types of Media. We have conducted approximately 44,000 customer engagement and loyalty program marketing campaigns over the last five years. We utilize a variety of direct engagement media to market our programs and services, including direct mail, online marketing, point-of-sale marketing, direct response marketing and inbound telephony. To promote awareness of our programs and services when we are marketing directly to the consumer, we employ various methods, including search engine marketing and search engine optimization, which ensures our programs are exposed to consumers who have conducted a search for such services, and affiliate networking, all of which generates incremental traffic directly to our direct-branded product sites. We operate a full-service creative agency with expertise in utilizing a wide variety of customer acquisition media.

We believe that our expertise allows us to provide our marketing partners with substantial flexibility in managing and enhancing their customer relationships and also provides us with superior returns on our marketing expenditures.

Strong, Long-Term Relationships with Marketing Partners. We have a long history of providing comprehensive customer engagement and loyalty solutions and marketing services to leading companies in the U.S. and Europe. We believe that the strength and breadth of our relationships with our marketing partners provide us with a competitive advantage in maintaining stable, diversified and predictable sources of revenue. Because our services have broad consumer appeal and are relevant to any industry looking to enhance and extend the quality of their relationship across large-scale populations, our marketing partner relationships span a wide variety of industries, such as financial services, retail, travel, telecommunications and utilities, among others.

We believe that our strong network of marketing partner relationships, together with our success in delivering customized, revenue enhancing customer engagement and loyalty programs, will enable us to continue to grow our business and generate new marketing partner relationships.

Proprietary Technology, Models and Databases. Based on the length of our operating history, we believe our database of actual customer interactions, with approximately 1 billion unique records, is the largest and most comprehensive in the industry and cannot be replicated. We track the performance of all of our marketing campaigns across all different media and measure consumer preferences, response rates, and other engagement-related performance and profitability data while adhering to the highest standards of consumer data protection and privacy. We utilize this data to develop highly targeted, individualized marketing programs across multiple media and product offerings for each partner with the goal of strengthening their customer relationships and more precisely identifying types of customers likely to find our products and services of value.

We believe our proprietary database increases the efficacy of our marketing, enhances the profitability of our marketing expenditures, allows us to better engage with customers, and helps us to continue to secure and maintain long-term relationships with marketing partners.

Expertise in Developing Valuable, Relevant Products. We manage a broad range of benefits that are embedded into the customer engagement and loyalty solutions we market to the customers of our marketing partners. Our products are designed to address fundamental consumer needs or reward consumers for performing certain behaviors, such as increasing their spending with our marketing partners, and incorporate a range of lifestyle and valuable protection benefits related to insurance, travel, health care, automotive, identity theft protection, entertainment, shopping and merchandise or gift card rewards, among other things. We continually research, develop and test new products and benefits that are relevant to customers and build loyalty and value for our marketing partners. We market both our own customer engagement and loyalty solutions as well as those of our marketing partners, where appropriate, to meet customer needs.

We believe that our ability to customize products utilizing the broad range of benefits that we provide enables us to better meet the complex and highly specialized customer engagement needs of our marketing partners and our customers. We believe that our ability to identify and successfully enter new product and growth areas is a key competitive advantage and we will continue to seek new opportunities to expand the range of our proprietary product offerings.

Range of Capabilities for Loyalty Program Solutions. We monitor changing patterns of consumer preference to better understand the options consumers are more likely to respond to when redeeming points that have been awarded by a credit card issuer, travel service provider, retailer or other sponsor of a loyalty points program for rewards. We are able to fulfill consumers’ most preferential options because we have established direct relationships with hundreds of merchandise and gift card providers, representing nearly 1,000 brands and we operate one of the largest travel agencies in the United States. Our clients are able to leverage these abilities to ensure that their loyalty programs are providing rewards that the consumer finds relevant and meaningful, which increases the likelihood that the program will positively influence consumer behavior.

We believe that the range of the services we are able to provide to support our clients’ loyalty programs provides us with a sustainable advantage over competitors who are not able to offer an advanced solution.

Diversified, Global Marketing Platform. Because we have marketing capabilities in 18 countries outside of the U.S., with a significant and long-standing presence in the majority of Europe’s largest markets, including the United Kingdom, the Nordic countries, Spain, Italy, France and Germany, we are able to provide our customer engagement and loyalty solutions on a global basis to better serve our marketing partners who may have operations and customers in multiple countries. We benefit from the substantial synergies generated across all of our operations, including the ability to leverage our customer engagement, marketing, loyalty and product expertise by sharing the knowledge and experience we gain from one country into a new territory, thereby improving the efficiency of our overall global operations.

We believe that our ability to focus our business development and marketing expenditures on our most profitable marketing opportunities in the most attractive markets, media and industries, domestically and internationally, is a key advantage that allows us to maximize our profitability and cash flows.

Attractive Operating Model with Significant Free Cash Flow Generation. We derive a substantial portion of our revenues on a recurring basis from our marketing partners and their customers. Subscribers who have been acquired through previous marketing efforts become a part of our membership base. The performance of our existing base typically follows a pattern that is consistent with our historical observations, providing us with insight with respect to planning our future business activities. Our business requires very little capital to support our growth, and annual capital expenditures typically represent a small percentage of our revenues. In addition, we benefit from certain tax attributes under §338(h)(10) of the Internal Revenue Code that will reduce our cash taxes in the future and further enhance our ability to generate strong, recurring cash flows. Tax deductions remaining under this provision as of December 31, 2015 amounted to approximately $0.6 billion and are expected to result in deductions of up to approximately $119.0 million per year for the next five years. Consequently, we benefit from high predictability in the operation of our business, low volatility in our revenues and earnings, and enhanced ability to manage our business, service our indebtedness and pay dividends to stockholders.

Committed and Experienced Management Team. We believe that our senior management and our talented and experienced professionals are a principal reason why we have achieved significant success in all of our businesses. Led by our Chief Executive Officer, Todd Siegel, who has been with us for over sixteen years, our nine senior executives have a combined ninety-four years of experience with Affinion. We believe that the extensive experience and financial acumen of our management and marketing professionals provide us with a significant competitive advantage.

Our Business Strategy

In 2014, we appointed discrete leaders for each of our four business segments in an effort to provide the specialized focus each segment requires to pursue growth initiatives; each business is supported by shared services for operations, information technology, human resources and finance. We believe the specialized focus will ensure that each segment has the right resources in place to execute on our strategic plans, which include the development of new markets for our loyalty redemption programs, geographic expansion, the expansion of our insurance portfolio, and the roll-out of our domestic subscription-based services in our newest channels.

Our strategy is to pursue initiatives that maintain and enhance our position as a global leader in the designing, marketing and servicing of comprehensive customer engagement and loyalty solutions that enhance and extend the relationship of millions of consumers with our marketing partners by creating and/or delivering valuable products and services that generate incremental loyalty and to focus on attractive opportunities that will increase our profitability and cash flows. The key elements of our strategy are to:

Optimize Our Marketing Investment. Our ability to adjust and optimize the allocation of our marketing expenditures across all of our marketing partners, media channels, products and geographic regions based on the available opportunities will help us continue to maximize the returns on each customer engagement and loyalty services marketing campaign. We target minimum returns on investment for all of our marketing expenditures, incorporating the expected revenues, persistency of customer tenure, commission rates and servicing and other variable costs for those customers who subscribe to our programs. Our goal is to maximize the average contribution per customer over the lifetime of that customer relationship, which we expect will maximize the growth of our cash flows, even though the aggregate number of customers we serve may grow at a slower rate or decline. For example, in the past three years we have grown the average revenue per member in our global membership business at a compound annual rate of approximately 4.3%, from $80.84 in 2013 to $87.90 in 2015.

Grow Our International Operations. We believe that we are well positioned to provide our marketing partners with comprehensive customer engagement and loyalty solutions offerings on a global basis. We have grown our international retail membership operations by leveraging our significant U.S. experience to offer subscription products similar to existing U.S. subscription products to the customers of our international marketing partners. In addition, our European package business has continued its evolution through unique product offerings, enhanced customer services and delivery of benefits and, as loyalty points programs continue to become more widely available throughout the world, we believe we have opportunities to extend our U.S.-style loyalty program services across our international footprint with both new and existing clients. We are also continuing to execute on our plan to extend our operations into new countries and geographic regions, including, most recently, Australia and Mexico. We intend to continue our growth in the international markets through both organic initiatives, including geographic expansion, as well as the continued evaluation of strategic acquisitions that strengthen our customer engagement solutions, grow our distribution capabilities or enhance our scale.

Grow Our Loyalty Operations. We believe there are additional opportunities to expand our loyalty business as both current and prospective clients increasingly determine that a loyalty program is a meaningful way to differentiate their services in highly-competitive industries and as consumers continue to respond to these programs as a cost-effective method of acquiring travel services and other rewards. We believe we have opportunities to increase the range of administrative and redemption services we currently provide to our clients, and we intend to leverage our experience and capabilities to broaden the addressable market to include other industries where rewards programs can be used to favorably influence consumer behavior. In July 2014, we acquired Propp Corp., a provider of one-time use incentives for customer acquisition and retention. In September 2014, we completed the acquisition of SkyMall Ventures LLC (now known as Connexions SM Ventures, LLC) (“SkyMall”), a provider of loyalty solutions for well-established brands in the financial services, hospitality and gaming industries.

Expand Our Vertical Market Penetration and Range of Marketing Media. We believe there are substantial opportunities to add new marketing partners in the retail, financial, travel, Internet, cable, telecom and utilities industries, in both North America and internationally, where prospective partners desire to add incremental revenue and strengthen and enhance the loyalty of their customer relationships. We also believe there are significant opportunities to expand our marketing channels. This includes (1) direct-to-consumer marketing via internet advertising, in which we market proprietarily branded products and services that are comparable to what we offer through our affinity marketing channels, and (2) point-of-sale marketing with retailers, in which we leverage the benefits and services from our existing product portfolio to create and market a uniquely customized configuration that is relevant and meaningful to a particular retail marketing partner’s customers.

Focus on New Program Development. We continually develop and test new programs to identify consumer trends that can be converted into revenue-enhancing and customer engagement-building opportunities. These programs may include loyalty and enhancement services, identity theft protection products, fully underwritten insurance programs, and purchase warranty offerings. We also consider acquisitions of new and complementary products and technology to further enhance our offerings and generate additional revenue. In addition, we believe we have opportunities to grow our existing services by expanding the ways that consumers may access their program benefits, thereby enhancing the value of the underlying service. For instance, many of our programs, such as roadside assistance, loyalty rewards redemptions, leisure and travel discounts, and identity theft resolution are well-suited for consumer use via mobile applications due to the real-time availability of the information the consumer desires to employ the service.

Leverage Best Practices for Growth and Acquisitions. We intend to leverage the integration of our businesses globally by applying best practices and cross-selling products and services across business lines and geographical regions. For instance, we intend to continue expanding our loyalty services by bringing the capabilities we enjoy in the U.S. to those international markets where the issuance and acceptance of points as a reward currency provide us with opportunities to provide our points management and redemption capabilities. We will continue to consider acquisitions of selected assets, businesses and companies to enhance our scale and market share.

Industry Overview

Loyalty programs and services provide incentives and benefits to major brands to support their loyalty and customer experience objectives. Businesses use loyalty programs to further integrate their relationships with existing customers and to attract new customers. Loyalty programs offer many redemption options, including gift card, travel, merchandise, cash back and various other options. We believe the market for loyalty program services is substantial and growing, and we also believe redemption volumes continue to grow. In the United States, the number of loyalty program memberships was approximately 2.65 billion in 2012, increasing by 26.7% since 2010, according to the 2013 Colloquy Loyalty Consensus report. Internationally, we believe the market for loyalty program and redemption management is largely untapped and offers significant growth opportunities.

Direct marketing is any direct communication to a consumer or business that is designed to generate a response in the form of an order. Affinity marketing is a subset of the larger direct marketing industry which involves direct marketing to the customers of institutions, such as financial service providers and retailers, using the brand name and customer contacts of such institution. We believe that marketing products and services that are associated with the brand of a marketing partner can provide a significant advantage over other forms of direct marketing. Affinity marketing provides us with access to our marketing partners’ large customer base, which generally results in higher response rates as customers recognize and trust our marketing partners’ brands and provides additional credibility and validation as to the quality of the program or service we are offering. Marketing partners benefit as they are able to promote their brands while offering additional programs and services that are relevant and meaningful to their customers, which strengthens their relationships with their customers and generates incremental revenue.

Company History

We have 40 years of operational history. The business started with membership products in 1973 through the formation of Comp-U-Card of America, Inc. (“CUC”). Between 1985 and 1986, CUC acquired the insurance and package enhancement products of Financial Institution Services, Inc. and Madison Financial Corporation, both of which were formed in 1971. In 1988, CUC acquired National Card Control, Inc., which was formed in 1981 and provided loyalty solutions and package enhancement programs. Our international products were started by CUC in the early 1990s. In 1997, CUC merged with HFS Incorporated to form Cendant Corporation (“Cendant”). The international products were rebranded as Cendant International Membership Services after the formation of Cendant. In 2001, the U.S. membership products were rebranded as Trilegiant and the loyalty solutions products were rebranded as Trilegiant Loyalty Solutions. The insurance and U.S. package enhancement products were rebranded as Progeny in 2002. In 2004, we realigned our organizational structure and began integrating the historically separate businesses in order to have a unified approach to the marketplace.

In 2005, we entered into a purchase agreement with Cendant pursuant to which we purchased from Cendant all of the equity interests of Affinion Group, LLC or AGLLC (known as Cendant Marketing Services Group, LLC prior to the consummation of the Apollo Transactions (as defined in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations”)) and all of the share capital of Affinion International Holdings Limited (“Affinion International”) (known as Cendant International Holdings Limited prior to the consummation of the Apollo Transactions). See “Item 7. Certain Relationships and Related Transactions and Director Independence—The Acquisition—Purchase Agreement.”

In 2011, we entered into a merger agreement that resulted in the Webloyalty Acquisition (as defined in “Item 7. Certain Relationships and Related Transactions, and Director Independence—Agreements with Certain Investors—Affinion Holdings Stockholder Agreement”). As a result of the Webloyalty Acquisition, (i) Affinion Group Holdings, LLC (“Parent LLC”), which is an affiliate of Apollo, and Affinion Holdings’ existing management investors collectively owned approximately 70.4% of Affinion Holdings’ issued and outstanding common stock; (ii) General Atlantic owned approximately 20.6% of Affinion Holdings’ issued and outstanding common stock; and (iii) other holders of Webloyalty common stock collectively owned approximately 9.0% of Affinion Holdings’ issued and outstanding common stock. See “Item 7. Certain Relationships and Related Transactions, and Director Independence—Agreements with Certain Investors—Affinion Holdings Stockholder Agreement.”

On November 9, 2015, we consummated the 2015 Exchange Offers, 2015 Rights Offering and Reclassification, each as defined and described below under “Item 2. Financial Information—Management’s Discussion And Analysis of Financial Condition And Results Of Operations—2015 Exchange Offers, Rights Offering and Reclassification.” Upon consummation of the 2015 Exchange Offers, investment funds affiliated with Apollo Global Management, LLC (such investment funds, the “Apollo Funds”) and investment funds affiliated with General Atlantic LLC (such investment funds referred to as “General Atlantic”) ceased to have beneficial ownership of any Common Stock.

Marketing

We provide our customer engagement and loyalty solutions through retail and wholesale arrangements, or combinations of both, with our marketing partners, in addition to our direct to consumer marketing efforts. Under a retail arrangement, we usually market our products to a marketing partner’s customers by leveraging that marketing partner’s brand name and customer contacts. In retail arrangements, we typically bear or share the acquisition marketing costs. Under structures where we bear all or most of the acquisition marketing costs, we typically incur higher up-front expenses related to the customer solicitation and acquisition but share a lower amount of the related revenue (which we generally call a “commission”) with our marketing partners. Insurance programs are typically marketed under such arrangements, either through direct mail or through an offer placed on a marketing partner’s website. Under structures where our marketing partners share more of the acquisition marketing costs, we typically have lower up-front expenses, but pay higher commissions on related revenue to such partners. While the negotiated commission rates may vary considerably by marketing partner, the range of rates also varies based on the media that is used in the acquisition of the member, and are generally structured to compensate the marketing partner when its own resources are used in the marketing solicitation. For example, commission rates associated with direct mail campaigns are typically lower than those associated with in-branch campaigns.

Under a wholesale arrangement, the marketing partner bears the expense to market our products and services to its customers, collects revenue from the customer, and typically pays us a monthly fee per end-customer. Under this type of arrangement, we may also provide other services to our marketing partners, including enrollment, fulfillment, customer service, website and mobile application development.

We utilize a variety of media to offer our customer engagement solutions, including direct mail, online marketing, point-of-sale marketing, direct response internet marketing and inbound telephony. We have a full-service, in-house creative agency with expertise in utilizing all varieties of customer acquisition media. We use a network of third-party operators for inbound and outbound telemarketing and develop all direct mail programs in-house, utilizing third parties only for limited services such as printing. In addition, we use standardized scripts for any person-to-person interactions in the solicitation or servicing of a member and direct mail materials that are repeatedly tested and updated to ensure regulatory compliance, consistency of quality and the maximum effectiveness for each marketing campaign.

We utilize financial models that are designed to target and predict returns over a five-year period for marketing expenditures related to membership programs and a seven-year period for marketing expenditures related to insurance programs. These models are used to determine the minimum response rate required to attain a targeted return per marketing campaign, net of attrition, applying an appropriate cost of capital. Our marketing systems model individual customer engagement and loyalty program marketing campaigns across multiple media and product offerings utilizing extensive data, customer contacts and the results of approximately 44,000 marketing campaigns conducted over the last five years. We typically target a minimum profitability return after all costs for all marketing expenditures related to our customer engagement solutions have been taken into account.

Direct Mail. We have developed considerable expertise in direct mail marketing. Our direct mail experience includes a variety of mailing types, including solo direct mail, detachable inserts, credit card inserts, statement inserts, promotion inserts, and other printed media. We have extensively tested variations of these forms of direct mail solicitations to help drive higher customer response rates.

Online Marketing. We use the Internet for the marketing of our products and services, both with marketing partners and via direct to consumer marketing, in both North America and internationally, and for the delivery of certain product benefits where it is relevant and beneficial to the consumer’s experience to do so. Our online marketing initiatives include pursuing new marketing partnerships (e.g. online retailers, travel providers, and service providers), offering our products and services directly to customers, and expanding relationships with traditional marketing partners via the Internet (notably financial institutions who allow us to market to their online banking customers). We use advertising, search engine optimization and marketing techniques (SEO and SEM) and email marketing methods to enhance our online customer acquisition techniques.

Point-of-Sale Marketing. Point-of-sale marketing is offered at our retail marketing partners’ stores, and the branch networks are the primary distribution medium for our checking account package enhancement as well as certain membership products with our financial institution marketing partners. Point-of-sale marketing utilizes a variety of promotional and display materials at these locations to create interest and drive program inquiries and enrollments, such as the discount of various purchasing activities with the marketing partner. Customer service representatives of our marketing partners may coordinate sales with the opening of new accounts and sale transactions. We also train our marketing partners’ point-of-sale personnel in the sales for our programs.

Live Operator Inbound Telemarketing (“Transfer Plus” and “Customer Service Marketing”). Transfer Plus is a live-operator call transfer program which operates out of our marketing partners’ call centers, and has proven successful in converting customer service calls into revenue opportunities. In Transfer Plus, qualified callers of a marketing partner are invited to hear about a special offer, and those callers who express interest in that offer are transferred to our representatives to hear more about the product or service. Customer Service Marketing is similar to Transfer Plus, however, our marketing partner’s or other third party’s representative continues with the sales process instead of transferring the call to us. We handle all training and promotions for these programs. It also provides a no-cost employee retention program for our marketing partners as agents earn cash/awards from us for every call handled or transferred.

Products and Services

Membership Products. We market various membership products and services in North America, primarily to the customers of our domestic marketing partners, but also through direct to consumer initiatives. These products are typically offered on a subscription basis and may be categorized generally as addressing one of two broad categories of fundamental consumer needs: (1) protection and peace-of-mind services or (2) savings on lifestyle oriented purchases and loyalty solutions. For example, our products offer members benefits and value-added services in the growing market of credit monitoring and identity-theft resolution services, which are intended to improve the member’s sense of security and well-being, or discounts on many brand categories along with shop-at-home convenience in such areas as retail merchandise travel, automotive and home improvement.

At December 31, 2015, our principal membership products included:

Product	Description	Key Features
	Complete credit security solution with advanced monitoring and proactive management tools that enable members to retain more control over their personal data and prevent fraudulent activity	• Access to credit reports, credit monitoring, fraud resolution • Online monitoring of social security numbers, credit cards and other personal data • Identity-theft expense reimbursement
	Access and monitoring of credit report, credit score and credit history to help members manage their credit and prevent identity-theft	• Access to credit data from all three credit bureaus • Credit monitoring from one or all three credit bureaus • Fraud resolution • Identity-theft expense reimbursement
	Discount travel service program offering a low-price guarantee on booking airline, hotel and car rental reservations	• 5% cash back • Full service website provides access to over 190,000 hotel properties
	Discount shopping program offering savings of 10%-50% off manufacturers’ suggested retail price on brand name consumer products	• 200% low price guarantee for 60 days; automatic two-year warranty on most items • Discount on over 6,000 items from 600 brand name manufacturers • 3.5% cash back on online orders of most items
	Discount program with preferred prices on new cars and discounts on maintenance, tires and parts	• Emergency roadside assistance • Up to 15% in service center network savings
	Discount program offering everyday savings on dining, shopping, and admission to individual and family-oriented entertainment	• Over 347,000 savings offers nationwide • Coupons from national retailers and local merchants • Dining discount at more than 74,000 U.S. restaurants
	Customer service that extends manufacturers’ warranties	• Automatic five-year warranty extension • 50% off repair costs • 60 day price protection • 90 day return policy

We utilize all forms of direct marketing to acquire new members and end-customers in the Membership business segment including direct mail, telemarketing, customer service marketing, direct response internet marketing, point-of-sale marketing and our online initiatives. In the affinity channel, membership programs are mostly offered on a retail basis, where customers directly pay us a subscription fee. In return, we usually pay our marketing partners’ commissions on initial and renewal subscriptions based on a percentage of the subscription fees we collect. The existing subscriber base contains members who originally enrolled and subsequently renewed under annual or monthly subscription terms, but our new subscribers enroll principally on monthly subscription terms. We also offer our membership products and services under wholesale arrangements in which our marketing partners incur the marketing expense and risk of campaign performance and pay us a monthly fee and other fees for the administration and fulfillment of these programs. In the direct to consumer channel, we fund the marketing and retain the full value of the subscription fee.

Merchant-Funded Programs and Solutions. We provide our clients with online performance marketing, lead acquisition and consumer acquisition services. Our services result in qualified marketing leads and customers for our clients, as well as incremental revenue streams for our online publisher clients. We also provide a program that offers our marketing partners’ customers with relevant and robust cash-back savings, points that can be used across our extensive network of merchants and gift card providers, and individualized promotional offers generated from our proprietary modeling and data analytical capabilities, which are then distributed to customers through our patented technologies.

Our campaign management tools allow our clients to track campaign performance, consumer engagement metrics, consumer demographics and conversion rates through a web-based dashboard which provides real-time reporting.

Insurance. We offer three primary insurance programs that pertain to supplemental health or life insurance. These programs, including AD&D, represent our core insurance offerings and the majority of our annual insurance revenue.

At December 31, 2015, our principal insurance products included:

Product	Description	Key Features
AD&D	Provides coverage for accidental death or serious injury	$1,000 initial complimentary coverage; up to $300,000 in additional coverage
Hospital Accident Plan	Pays cash directly to the insured if hospitalized due to a covered accident	Up to $1,800 per day hospitalized
Recuperative Care	Provides cash directly to the insured if hospitalized due to a covered accident or illness	Up to $400 per day hospitalized
Graded Benefit Whole Life	Provides lump sum life insurance benefit	Up to $25,000 of coverage

We market our insurance products primarily by direct mail and the Internet. We use retail arrangements with our marketing partners when we market our insurance products to their customers. We earn revenue in the form of commissions from premiums collected, and in some cases, from economic sharing arrangements with the insurance carriers that underwrite the policies that we market. While these economic sharing arrangements have a loss-sharing feature that is triggered in the event that the claims made against an insurance carrier exceed the premiums collected over a specified period of time, historically, we have never had to make a payment to insurance carriers under such loss-sharing feature.

Package. We design and provide checking account enhancement programs to approximately 1,550 financial institutions in the United States at December 31, 2015. In 2015, we provided these marketing partners with a portfolio of approximately 48 benefits in such areas as travel and shopping discounts, insurance and identity-theft resolution to create customized package offerings for their customers which are generally embedded in our marketing partners’ checking or deposit account and which enhance the value proposition for the growing trend of “fee-based” checking. For example, a financial institution can bundle enhancements such as cash back rewards, medical emergency data cards, discounted gift cards, telephone shopping services, car rental discounts, pharmacy discounts, hotel savings, dining discounts, and other benefits, with a standard checking or deposit account and offer these packages to its customers at no additional cost or for an additional monthly fee.

At December 31, 2015, our principal package products included:

Product	Description	Key Features
	Package of benefits tied to customer checking accounts in the U.S.	Broad array of features includes shopping, travel and security benefits

A customer service representative at a marketing partner’s branch site offers package enhancement programs to checking account, deposit account and credit card customers at the time of enrollment. We typically offer package enhancement products, such as Enhanced Checking, under wholesale arrangements where we earn an upfront fee for implementing the package enhancement program and a monthly fee based on the number of customers enrolled in the program.

Global Loyalty Products. We manage loyalty solutions products for points-based loyalty programs for many large financial institutions and other significant businesses. As of December 31, 2015, we managed programs representing an aggregate estimated redemption value of approximately $2.25 billion for financial, travel, auto, gaming and other companies. We provide our clients with solutions that meet the most popular redemption options desired by their program points holders, including travel, gift cards and merchandise, and, in 2015, we facilitated approximately $2.05 billion in redemption volume. Our loyalty programs are private-label, customizable, full-service rewards solutions that consist of a variety of configurations that are offered on a stand-alone and/or bundled basis depending on customer requirements.

In 2008, we assumed all of the liabilities and obligations of certain ex-Cendant entities relating to a loyalty program operated by these ex-Cendant entities for a major financial institution in exchange for an administrative fee. The obligations that we assumed included the fulfillment of the then-outstanding loyalty program points. With the exception of the loyalty program points assumed in connection with that transaction and the loyalty points earned by credit card holders under this program, we do not typically retain any loyalty points-related liabilities, although we expect this may be a source of incremental growth for our business in the future given that our predictive modeling capabilities provide us with opportunities to fairly value the economics of such programs. We typically charge a per-member and/or a per-activity administrative fee to clients for our services.

The following table illustrates the services provided to our clients:

Service	Description
Program Design	Establishes parameters for earning, redeeming, fulfilling, communicating and analyzing points

Program Management	Provides loyalty industry research, including consumer behavior and competitive program trends across various industries

Technology Platform	Scalable, customizable and flexible proprietary loyalty accounting and data management platform to meet marketing partners’ needs over the life of the programs

Rewards Fulfillment

Ownership of vendor management, inventory and fulfillment of program rewards

Works directly with over 645 vendors to obtain rewards and provides loyalty clients with access to more than 13,000 available merchandise models

Points Administration	Tracks and maintains customer account records and customer activities upon which point awarding business rules are based

Customer Experience Management	Provides a full-service, in-house contact center as an extension of the partner’s existing contact center

Program Communications	Produces HTML-based email newsletters and surveys which increase readership and are typically less expensive than direct mail campaigns for these programs Hosts many of its partners’ loyalty websites

Performance Monitoring	Provides internal and external access to its data warehousing environment, including a dashboard of critical program performance metrics and allows for standard ad-hoc reporting

We also provide credit card enhancements, such as travel insurance and concierge services. The enhancement product line, which has been offered by us for approximately 20 years, addresses the same categories of consumer needs as our subscription-based programs, offering both protection (such as travel accident insurance) and lifestyle (such as concierge services) benefits. The benefits are sold wholesale to our marketing partners, who then provide the benefits at no cost to their customers as an added value of doing business with them. Historically, these benefits have been predominantly offered within the financial services industry as credit card enhancements.

Global Loyalty Fulfillment. We provide and manage reward products for loyalty programs through Connexions Loyalty, Inc. (“Connexions”), our wholly-owned subsidiary, which is a service provider for points-based loyalty programs such as Chase Ultimate Rewards and Citibank’s ThankYou Rewards. We believe we are a leader in online and offline reward fulfillment as we fulfilled approximately 2.8 million redemptions in 2015 on an annualized basis. Connexions’ loyalty program services are private-label, customizable, full-service rewards solutions that consist of a variety of configurations that are offered on a stand-alone and/or bundled basis depending on our customer’s requirements. We do not retain any loyalty points-related liabilities. We typically charge a per-member and/or a per-activity administrative fee to clients for our services.

The following table illustrates the services provided to Connexions’ clients:

Service	Description

Program Design	Establishes selection of loyalty program rewards and the parameters for redemption fulfillment

Program Management	Provides loyalty and travel industry comparative data, travel analysis, fulfillment best practices and competitive program trends across various industries

Rewards Fulfillment	Provides content and fulfillment of inventory for program rewards Works directly with approximately 143 suppliers to obtain rewards and provide clients with access to worldwide content

Points Administration	Documents program member points for selected rewards. Tracks and maintains program member’s redemption records based on client’s business rules

Customer Experience Management	Provides a full-service, in-house contact center as an extension of the client’s existing contact center

Program Communications	Produces HTML-based email newsletters and surveys Integrates private label travel redemption web sites into clients’ loyalty program web site

Performance Monitoring	Provides client redemption usage reports, including a dashboard of critical program performance metrics and allows for standard ad-hoc reporting

Connexions also provides clients with the ability to offer leisure travel as a member benefit in a purchase environment, and a travel gift card which can be used on all travel components, including airfare, rental car, hotel stays and cruise vacations.

International Products. Through our Affinion International operations, we market our membership and package enhancement product lines internationally. Based upon the wide range of international membership and package enhancement programs we offer under retail and wholesale arrangements, we believe we are the largest provider of membership programs and package enhancement products in Europe. These membership services and package enhancement products are offered under retail and wholesale arrangements comparable to those in the U.S.

At December 31, 2015, our principal international products included:

Product	Description	Key Features
DataPal	A combination of benefits that secures users’ internet connection, simplifies password and document storage and scans the web for personal data

•  Online Data Monitor: a monitoring service that scans the web for important personal, contact and financial details and provides clear and simple instructions on what actions to take

•  E-Safe: multi-purpose, secure documents and passwords cloud storage accessible across devices

•  PC and Mobile Secure Browser: protects users from key logging, add-ins and phishing threats that target confidential information

Enjoymore	Access to discounts	• Access to dining discounts • Access to cinema discounts • Cash back on tickets and other events

Privacy Guard & My Credit Tracker	Access to and monitoring of credit report, credit score and credit history to help prevent identity-theft	• Online and offline single bureau reporting • Credit monitoring • Full fraud resolution • Identity-theft insurance

Complete Savings (UK), Remises et Reductions (France), Privilegios en Compras (Spain) and CompraVolta (Brazil)	Online shopping and access to discounts	• 10% cash back at hundreds of retailers • Monthly cash back on purchases from the website where members enrolled • Access to discounted gift cards

Concierge	Concierge service	• Features include assistance with travel arrangements, dinner reservations, booking concert tickets, and ordering flowers

Vitalis Bienestar (Spain)	Health and Wellness	• Access to network of discounted medical treatments • Second medical opinion for critical illness • Hospital accident cash plan • Medical advice helpline • Online medical store

Our principal package enhancement products are marketed through our financial institution marketing partners and provide a broad array of benefits, including shopping, travel and security, to checking account customers in Europe. In addition to the identity-theft resolution and credit monitoring programs launched in the U.K., Affinion International markets its travel program, its shopping program and its dining and leisure programs in the U.K. and across our international footprint.

Marketing Partners

We are able to provide our customer engagement and loyalty solutions by utilizing the brand names and customer contacts of our marketing partners. Our diversified base of marketing partners includes more than 5,600 companies in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities and Internet. Select marketing partners include Wells Fargo, Citibank, JPMorgan Chase, Transworld Entertainment and Royal Bank of Scotland. In 2015, we derived approximately 33.5% of our net revenues from members and end-customers obtained through our 10 largest marketing partners.

Typically, our agreements with our marketing partners for the marketing and servicing of our retail membership products are for fixed terms (typically one to three years, in the case of membership, and three to five years, in the case of insurance and package), which automatically renew for one-year periods and may be terminated at any time upon at least 90 days’ written notice. Our marketing partners are not subject to minimum marketing commitments that are material, individually or in the aggregate. While we generally do not have continued marketing rights following the termination of any marketing agreements, the vast majority of our marketing agreements allow us to extend or renew existing memberships and bill and collect associated subscription fees following any termination. While we usually do not have rights to use marketing partner branding in new marketing following termination of a marketing agreement, the products we provide to subscribers are either our standard products, which do not require our marketing partner’s branding, or are co-branded products for which we typically have the ability to continue to service as co-branded products. With respect to our loyalty operations, many of our principal partner agreements have a term of at least two years, which automatically renew for one-year periods and may be terminated at any time upon at least 90 days’ written notice, and we typically charge a per-member and/or a per-activity administrative fee to clients for our services. Generally, our marketing partners agree not to solicit our subscribers for substantially similar services both during the term of our agreement and following any termination thereof.

Membership Products. We had approximately 1,100 marketing partners in multiple industries at December 31, 2015. Our relationships with our largest partners typically encompass multiple products and/or types of marketing media. In general, we have long-standing relationships with our partners.

Insurance and Package Products. Our insurance marketing partners consist of approximately 3,270 financial institutions including national financial institutions, regional financial institutions and credit unions at December 31, 2015. Customers of our top 10 marketing partners generated approximately 27% of our gross insurance revenue in 2015. Our package enhancement marketing partners are comprised of approximately 1,550 national financial institutions, regional financial institutions and credit unions at December 31, 2015. Customers of our top 10 U.S. marketing partners generated approximately 21% of our U.S. package enhancement revenue in 2015. In addition, we have held the endorsement of the American Bankers Association of our account enhancement programs in the U.S. for over 15 years.

Global Loyalty Products. We had 79 clients at December 31, 2015, which include leading financial institutions, gaming companies, brokerage houses, automotive companies, premier hotels and travel-related companies.

International Products. Our international marketing partners include some of Europe’s most prominent retail banks and telecommunications companies.

Customers

As of December 31, 2015, we had approximately 54 million membership, insurance and package subscribers and end-customers enrolled in our programs worldwide and approximately 40 million customers who received credit or debit card enhancement services and loyalty points-based management services. We offer our programs and services to our customers through more than 5,600 marketing partners as of December 31, 2015. We market to customers using direct mail, online marketing, point-of-sale marketing, telemarketing and other marketing methods.

Membership Products. As of December 31, 2015, we had approximately 7.8 million subscribers and end-customers in the U.S. We target customers of our marketing partners who are willing to pay a fee to gain access to a multitude of discount programs or want to improve their sense of security and well-being.

Insurance and Package Products. As of December 31, 2015, we had approximately 22 million insurance customers in the U.S. We rely on access to our marketing partners’ large customer bases to market our insurance programs. The insurance products we market, such as AD&D, provide customers with peace of mind benefits should they suffer a serious injury or loss.

As of December 31, 2015, we provided our U.S. package products to approximately 1.7 million members and end-customers. Approximately 1,550 financial institutions utilize our package products to increase customer affinity, increase response and retention rates and generate additional fee income.

Global Loyalty Products. As of December 31, 2015, we provided enhancement and loyalty products to approximately 40 million customers. We provide points-based loyalty products and benefit package enhancement products to our clients, who in turn, offer those products to their customers.

International Products. As of December 31, 2015, we had approximately 19 million international package customers and approximately 2.5 million members and end-customers in 18 countries, primarily in Europe.

Third-Party Vendors

We partner with a large number of third-party vendors to provide fulfillment of at least 75% of our programs and services. Generally, our relationships with key vendors are governed by long-term contracts (typically, with initial terms of up to five years that renew automatically unless notice of non-renewal is given by either party prior to renewal). As we have a large number of vendors, we are generally not dependent on any one vendor and have alternative vendors should we need to replace an existing vendor. We believe we have very good relationships with our vendors who value their relationship with us as we are able to provide them with access to a large customer base through our marketing partners, many of whom are leaders in their respective industries. In addition, because we purchase large volumes of services across our various businesses, we are able to achieve significant price discounts from our vendors.

Membership Products. We partner with a variety of third-party vendors to provide services, benefits and fulfillment for many of our membership programs. Some of our largest vendor relationships relate to the provisions of certain benefits embedded in our PrivacyGuardR membership product and AutoVantage membership product.

Insurance and Package Products. As of December 31, 2015, our carriers for our insurance programs were Transamerica Premier Life Insurance Company, Minnesota Life Insurance Company, Federal Insurance Company, a member insurer of the Chubb Group of Insurance Companies, Mutual of Omaha and The Hartford, Inc.

Our package enhancement products combine both insurance and membership products to create a unique enhancement package that our marketing partners provide to their end-customers. Generally, programs include travel discounts and AD&D insurance that are supplied by our loyalty and insurance benefit vendors, respectively.

Global Loyalty Products. Connexions acts as a business process outsourcer for points-based loyalty products and provides enhancement benefits to credit and debit card issuers. While many of the services Connexions provides are sourced in-house as a result of Connexions’ proprietary technology platform and program design support, third-party suppliers are used to provide additional benefit enhancements. These benefit enhancements are supplied by our loyalty and insurance benefits vendors.

International Products. Affinion International services its marketing partners using a variety of third-party vendors to provide benefits, fulfillment and delivery for some of our programs. In addition, Affinion International also has key supplier relationships with third parties for its benefits related to sports and entertainment events as well as the provision of certain benefits embedded in our identity theft protection products. Affinion International also uses third-party suppliers for its print and fulfillment products.

Product Development

Product development is integral to our ability to maximize value from each of our marketing campaigns and marketing partner relationships. In developing our products, we focus on maximizing margins and cash flows, leveraging marketplace trends and increasing loyalty, with a critical key focus on the needs of the consumer.

When we develop new products, we take into account not only the combination of benefits that will make up the product, but the characteristics of the customers to whom we will market the product and the marketing channel that will be used to reach these customers. Developing new products involves the creation of test products and feasibility studies to evaluate their potential value, as well as bundling existing products and benefits into new packages.

We also research, build and launch custom partner programs that we create uniquely for marketing partners to address the specific needs of these marketing partners and their customers.

Operations

Our operations group provides global operational support for all of our customer engagement and loyalty solution initiatives, including management of our internal and outsourced contact centers, as well as certain key third-party relationships. The group is charged with improving cost performance across our operations while enhancing revenue and bottom-line profitability through increased customer satisfaction and retention.

Processing

The processing responsibilities of the operations group can be divided into: (1) enrollments; (2) fulfillment packages; (3) billing; (4) merchandise delivery; and (5) travel fulfillment.

Enrollments. Enrollment information is sent to us through a variety of different media, including mail, electronic file transfer from marketing partners and telemarketing vendors and the Internet. Average turnaround time from receipt to enrollment is approximately 24 hours.

Fulfillment Packages. Fulfillment packages, which include enrollment materials and premiums (e.g., coupons and “hard” premiums such as MP3 players) sent to customers via mail and electronically, are produced in thousands of combinations for our membership, insurance and package enhancement programs. Fulfillment orders are generally transmitted to the appropriate fulfillment vendor by the next business day following receipt of the order. Physical fulfillment assembly and distribution in North America totals around 9.9 million pieces per year. Approximately 75% of these pieces are completed by our facility in Franklin, Tennessee, with the remainder completed by outsourced vendors.

Physical fulfillment assembly and distribution in Europe is completed in eight locations across Europe and totals around 5.1 million pieces per year. Approximately 5% of these pieces are completed by third-party vendors with the remainder being completed in-house by Affinion International employees. We are increasingly employing electronic delivery of membership materials and fulfillment packages, which drives further cost reductions.

Billing. We have the ability to accept a variety of different payment account types, including Visa (debit and credit), MasterCard (debit and credit), Discover, American Express, retail company proprietary cards, PayPal, and checking and savings accounts. Domestically, we process approximately 51.5 million billing transactions each year for our membership, insurance and package products. We use both generic and direct processing methods and work closely with a variety of payment processors and our marketing partners to maximize our ultimate collection rates.

Merchandise Delivery. Shoppers Advantage maintains a virtual inventory of more than 8,000 items, covering more than 660 brands sourced through a best-in-class direct-ship network of 60 direct-ship vendors. We manage the process of customers purchasing these products, but we outsource delivery logistics to back-end suppliers. While we manage the fulfillment process, we generally do not take ownership or physical possession of any of the products being delivered. By pooling the purchasing power of our membership products and other products, including our loyalty programs, we achieve price reductions on the products we offer, and deliver value to our customers. Merchandise sales between our merchandise vendors and our customers was more than 200,000 units and over $18 million in 2015. Related commissions on merchandise revenue totaled approximately $0.86 million which is included in our 2015 net revenues.

Travel Fulfillment. Loyalty Travel Agency LLC, our full-service travel agency, is dedicated primarily to servicing our customers; however, it also provides travel agency services to our clients, mainly for loyalty rewards redemptions and related services.

Contact Call Centers

Our contact call centers provide high-quality customer service, retention support and inbound telemarketing services. We are committed to using internally managed and outsourced contact call centers to effectively handle peak service levels while achieving a semi-variable cost structure. As of December 31, 2015, 24 facilities handled the call volume, of which 17 are internally managed (6 in North America and 11 in Europe) and 7 are outsourced.

Our contact call centers handle approximately 17 million customer contacts per year, 8 million of which are related to our North American business and 9 million to our international business. The contact call centers provide a primary point of interaction with our customers. To this end, we are focused on implementing ways to improve service levels and set the necessary quality benchmarks to assure third-party vendors are performing at high levels. At the same time, we have reduced the number of our internally managed contact call centers and increased the use of outsourcers, producing significant cost reductions and an improved variable cost structure.

Competition

We are a leading affinity marketer of value-added membership, insurance and package enhancement programs and services with a network of more than 5,600 marketing partners as of December 31, 2015, approximately 54 million membership, insurance and package members and end-customers enrolled in our programs worldwide and approximately 40 million customers who received credit or debit card enhancement services and loyalty points-based management services as of December 31, 2015. Our leadership position in the affinity marketing and loyalty points program management industries is due to our nearly 40-year track record, our experience from approximately 44,000 customer engagement and loyalty program marketing campaigns conducted over the last five years and our core strengths in the areas of multi-media marketing, data analytics, customer service and operations. We also believe our portfolio of programs and benefits is the broadest in the industry, and that we are capable of providing the full range of administrative services for loyalty points programs. At December 31, 2015, we offered 13 core products and services with 344 unique benefits and supported almost 4,900 versions of products and services representing different combinations of pricing, benefit configurations and branding.

Our competitors include any company seeking direct and regular access to large groups of customers through any affinity-based direct media contact, as well as any company capable of managing loyalty points programs or providing redemption options for those programs. Our products and services compete with those marketed by financial institutions and other third parties who have marketing relationships with our competition, including large, fully integrated companies that have financial, marketing and product development resources that are greater than ours. We face competition in all areas of our business, including price, product offerings and product performance. As a whole, the direct marketing services industry is extremely fragmented, while competition in loyalty points program administration is somewhat more concentrated. Most companies in the direct marketing services industry are relatively small and provide a limited array of products and services. In general, competition for the consumer’s attention is intense, with a wide variety of players competing in different segments of the direct marketing industry. More specifically, competition within our business lines comes from companies that vary significantly in size, scope and primary core competencies.

Membership Products. The membership services industry is characterized by a high degree of competition. Participants in this industry include membership services companies, such as United Marketing Group, Encore, Synapse, AAA, LifeLock and Intersections, as well as the credit bureaus, Experian, Equifax and TransUnion, and large retailers, travel agencies, insurance companies and financial service institutions.

Insurance and Package Products. Participants in the U.S. in the direct marketing of insurance programs include AIG, CUNA Mutual Group, New York Life, Securian, Transamerica, and marketing firms who, in some instances, utilize our insurance underwriters.

The U.S. package enhancement operation faces competition from both direct marketing companies and financial institutions that choose to provide package enhancement programs in-house. Some of the direct marketers that participate in this space include Sisk, Generations Gold, Econocheck and Strategy Corp.

Global Loyalty Products. Participants in the loyalty arena provide in-house rewards programs and utilize third-party providers. Such third-party providers design, market and manage rewards-based loyalty programs for businesses that either have no desire to manage such programs or lack the core competencies necessary to compete in the industry effectively. Key industry participants include Maritz Loyalty Marketing, Epsilon and Orbitz.

International Products. In our international operations, on the membership side of the business, competitors include Card Protection Plan, LV8, Plebicom S.A., as well as large retailers, travel agencies, insurance companies and financial service institutions. Key competitors in the package business include Card Protection Plan, MobileServ Limited, and Lifestyle Service Group in the United Kingdom, Serisystem and Jakala in Italy, MehrWert Servicegesellschaft in Germany and Falck in Norway.

Information Technology

Our information technology team, comprised of approximately 440 employees worldwide, operates and supports approximately 240 individual applications at December 31, 2015. Membership, package and insurance products and services are distributed through a multiple media approach, which allows us to interface with our marketing partners’ customers in a variety of ways to enhance file penetration in a cost effective manner. Our systems are able to manage marketing campaigns across all media. Servicing and enrollment requests are processed through a workflow and messaging interface with our vendors and are stored within our subscriber management platform. This framework allows us to keep a virtual inventory of programs and services, as well as store customer information for future marketing analysis. Customer servicing and billing information is fed into the financial ledger and business intelligence platform for billing and future marketing analysis.

Intellectual Property

We own or have licenses to use a large number of patents relating to a significant number of programs and processes. We also have certain significant material trademarks including, but not limited to Affinion Group, Affinion Benefits Group, Connexions Loyalty, Affinion International, AutoVantage, Buyers Advantage, CompleteHome, Enhanced Checking, HealthSaver, Hot-Line, NHPA, PrivacyGuard, Shoppers Advantage, Small Business Solutions, Travelers Advantage, Trilegiant and Wellness Extras. We use our trademarks in the marketing of our services and products offerings. We renew our trademarks on a regular basis. No individual patent or trademark is considered to be material to our business; however, our overall portfolio of patents and trademarks are valuable assets.

Employees

As of December 31, 2015, we employed approximately 3,150 people, of which approximately 55% are located in North America and the remaining 45% are in our international offices.

Governmental and Regulatory Matters

The direct marketing industry is subject to U.S. federal and state regulation as well as regulation by governments and authorities in foreign jurisdictions. Certain regulations that govern our operations include: federal, state and foreign marketing laws; federal, state and foreign privacy laws; and federal, state and foreign insurance and consumer protection regulations. Federal regulations are primarily enforced by the Federal Trade Commission (“FTC”), the Federal Communications Commission (“FCC”) and the Consumer Financial Protection Bureau (“CFPB”). State regulations are primarily enforced by individual state attorneys general. Foreign regulations are enforced by a number of regulatory bodies in the relevant jurisdictions.

Federal and State Marketing Laws. The FTC and each of the states have enacted consumer protection statutes designed to ensure that consumers are protected from unfair and deceptive marketing practices. We review all of our marketing materials for compliance with applicable FTC regulations and state marketing laws.

In 2003, the FTC amended its Telemarketing Sales Rule to establish a National “Do-Not-Call” Registry. As of December 2015, the “Do-Not-Call” Registry included more than 223 million phone numbers. To comply with the rule, companies are required to match their call lists against the “Do-Not-Call” Registry prior to conducting outbound telemarketing and remove the names of consumers who have requested they not be called. In addition, the amended Telemarketing Sales Rule requires additional disclosures and sales practices for goods and services sold over the phone. We match our call lists with the “Do Not Call” Registry and implement telemarketing scripts to comply with this regulation.

On December 29, 2010, legislation entitled the “Restore Online Shoppers’ Confidence Act” was enacted (“ROSCA”). The legislation prohibits the acquisition of consumers’ credit or debit card account numbers automatically from our partners when a consumer enrolls in one of our programs immediately after making a purchase through one of our partners’ web sites (“Online Data-pass Marketing”), and requires additional disclosure relating to the online marketing of, and billing for, membership programs in the online post-transaction environment. The Company ceased Online Data-pass Marketing in January 2010, more than eleven months prior to the enactment of such legislation, and we have put procedures in place to ensure compliance with ROSCA.

Effective October 2011, Florida passed legislation similar to ROSCA, but with some additional requirements, and effective January 2012, Oregon passed legislation regulating free trial offers. The Florida law, like ROSCA, requires that an online post-transaction third party seller must obtain the express informed consent of the consumer to the sale by obtaining from the consumer the full account number of the account to be charged. The Florida law also requires that online post-transaction third party sellers must send a written notice confirming the transaction to the consumer by first class U.S. mail or by email. The Oregon legislation prohibits a person from causing a consumer to incur a financial obligation as a result of accepting a free offer unless the person obtains the consumer’s billing information directly from the consumer. We have put procedures in place to ensure compliance with these laws.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) mandates the most wide-ranging overhaul of financial industry regulation in decades. Dodd-Frank was signed into law on July 21, 2010, and is in the process of being fully implemented. Dodd-Frank provides a regulatory framework and requires that regulators draft, review and approve, and implement numerous regulations and conduct studies that are likely to lead to more regulations. As part of this, Dodd-Frank created the CFPB that became operational on July 21, 2011, and has been given authority to regulate all consumer financial products sold by banks and non-bank companies.

Billing Regulations. In 1978, Regulation E was issued by the Federal Reserve Board of Governors to implement the Electronic Fund Transfer Act (the “EFT”). The EFT provides for rights and duties of consumers and financial institutions in connection with debit or credit “electronic fund transfers”- transfers to or from demand, savings, or other deposit accounts initiated through computer or magnetic tape, telephones, point-of-sale terminals, ATMs, or any other electronic device. It includes all transfers resulting from debit card transfers, whether or not they involve an electronic terminal. We have implemented billing solutions across our businesses to comply with the EFT.

Additionally, in connection with the sale of its products and services, the Company permits customers to make payment by means of automated clearing house (“ACH”) funds transfers from bank accounts, direct bank account debits, credit cards and debit cards. The Company accepts authorizations for these customer payments by means of the telephone, the Internet and postal mail. In connection with its payment acceptance activities, the Company is subject to the operating rules and procedures of the card associations and card networks (including Visa and MasterCard) and the payment rules governing ACH payments and electronic funds transfers. The Company is also subject to federal and state laws that impose certain requirements on merchants when accepting payments, including recurring payments, from customers. These payment system rules and laws are subject to amendment and new interpretations from time to time which may impose new costs on the Company’s operations and materially impact the services we provide. The Company has adopted policies and procedures across our businesses to comply with these payment system rules and laws.

Federal Privacy Laws. The Financial Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act (“GLB”), includes provisions to protect consumers’ personal financial information held by financial institutions. GLB places restrictions on the ability of financial institutions to disclose non-public personal information about their customers to non-affiliated third parties and also prohibits financial institutions from disclosing account numbers to any non-affiliated third parties for use in telemarketing, direct mail marketing or other marketing to consumers. We have implemented privacy solutions across our businesses designed to comply with GLB.

Additionally, several bills have been proposed in Congress that could restrict the collection and dissemination of personal information for marketing purposes. If any such legislation is passed, we would implement appropriate procedures and practices to comply with such laws.

State Privacy Laws. In addition to federal legislation, some states are considering or have passed laws restricting the sharing of customer information. For example, the California Financial Information Privacy Act (“SB 1”) places restrictions on financial institutions’ ability to share the personal information of their California customers. We have established a privacy solution that is designed to comply with the requirements of SB 1.

Domestic and International Insurance Regulations. As a marketer of insurance programs, we are subject to state and foreign rules and regulations governing the business of insurance including, without limitation, laws governing the administration, underwriting, marketing, solicitation and/or sale of insurance programs. Domestically, the insurance carriers that underwrite the programs that we sell are required to file their rates for approval by state regulators. Additionally, certain state laws and regulations govern the form and content of certain disclosures that must be made in connection with the sale, advertising or offer of any insurance program to a consumer. We review all marketing materials we disseminate to the public for compliance with applicable insurance regulations. We are required to maintain certain licenses and approvals in order to market insurance programs. In addition, our international products are regulated by various national and international entities, including the Financial Conduct Authority in the United Kingdom (the “FCA”), in the sale of insurance programs and consumer credit related products. The FCA is the United Kingdom’s financial services regulator responsible for the conduct of organizations authorized under the Financial Services and Markets Act 2000 which, among other things, implements the European Union’s (the “EU”) Insurance Mediation Directive.

Other Foreign Regulations. Our European operations are subject to privacy and consumer protection regulations. Many of these regulations are based on EU Directives which are adopted as laws by countries within the EU in which Affinion International conducts its operations. These include:

•	Data Protection regulation: imposing security obligations and restrictions on the processing, use and transmission of customers’ personal data;

•	Privacy and Electronic Communications regulation: regulating unsolicited marketing activities carried out by telephone, fax and e-mail to users/subscribers;

•	Electronic Commerce regulation: imposing certain disclosure and operational requirements in relation to websites and internet marketing and sales activities;

•	Distance Selling regulation: requiring information disclosure and “cooling off periods” in contracts for goods or services (other than financial services) supplied to a consumer where the contract is made exclusively by means of distance communication;

•	Insurance Mediation Directive: requiring information disclosure and related obligations (including authorization and reporting) on entities that arrange, advise on, administer or otherwise engage in insurance intermediary activities;

•	Distance Marketing regulation: requiring information disclosure and “cooling off periods” in contracts for financial services supplied to a consumer where the contract is made exclusively by means of distance communication;

•	Unfair Terms and other consumer protection regulation: requiring that consumer terms and conditions be fair and reasonable and not misleading, and that certain information be made available to consumers and setting basic rules on responding to complaints;

•	Consumer Credit regulations: requiring licensing for the provision of credit information services;

•	Travel services regulations: requiring licensing and bonding for travel agency and tour operators, and regulations governing the conduct of such services including contractual liability between parties, terms and conditions and resolution of disputes; and;

•	Consumer Rights Directive: harmonizing certain consumer rights across Europe, including, requiring that consumers receive certain pre-contract information, clarifying cancellation rights for distance and off-premises contracts and digital products contracts, and prohibiting excessive surcharges on payment cards and telephone lines.

In addition, there are various self-regulatory codes of advertising and direct marketing practice. We have established procedures designed to comply with the requirements of these codes and practices. Further, the FCA and other international regulators and competent authorities may change or introduce new laws or regulations that materially impact the membership, package enhancement and other services we provide.

Insurance

We believe we carry sufficient insurance coverage to protect us from material losses incurred by any of our operations due to an insurance recoverable circumstance.

Corporate Information

We are a Delaware corporation formed in July 2005 and are a holding company whose assets consist of the capital stock of our direct subsidiaries.

Our headquarters and principal executive offices are located at 6 High Ridge Park, Stamford, Connecticut 06905. Our telephone number is (203) 956-1000.

ITEM 1A.	RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this Registration Statement. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flow, or results of operations and prospects. The following is a description of the most significant factors that might cause the actual results of operations in future periods to differ materially from those currently desired or expected. Any of the following risks could materially and adversely affect our business, financial condition or results of operations and prospects.

Risks Relating to Our Business

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt.

We are a highly leveraged company. As of December 31, 2015, we had approximately $1.8 billion principal amount of outstanding indebtedness. Our annual debt service payment obligations, exclusive of capital lease obligations, require quarterly principal payments on Affinion’s first lien term loan equal to 1% per annum and annual required repayments based on excess cash flow. As of December 31, 2015, our estimated annual 2016 principal and interest payments on our debt will be approximately $142.4 million. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses, debt service obligations and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets and/or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations.

Our substantial indebtedness could have important consequences, including the following:

•	it may materially limit our ability to borrow money or sell stock for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes, such as marketing expenditures;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may materially limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are more highly leveraged than some of our competitors, which may place us at a material competitive disadvantage and may have a negative impact on our ability to attract and retain clients;

•	it may make us more vulnerable to downturns in our business or the economy or requests from our clients and vendors for more favorable business terms;

•	it may materially restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and

•	it may materially limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

All of the debt under Affinion’s senior secured credit facility (as defined below) is variable-rate debt, subject to a minimum LIBOR floor.

The terms of Affinion’s senior secured credit facility and the indentures governing Affinion’s 7.875% senior notes due 2018 (Affinion’s “2010 senior notes”) and Affinion International’s 7.5% Cash/PIK Senior Notes due 2018 (the “International Notes”) may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The terms of Affinion’s senior secured credit facility and the indentures governing Affinion’s 2010 senior notes and the International Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	sell preferred stock of a restricted subsidiary;

•	pay dividends and make other restricted payments (including payments of certain junior debt);

•	create or incur certain liens;

•	make certain investments;

•	engage in sales of assets and subsidiary stock;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, Affinion’s senior secured credit facility requires Affinion to maintain a maximum senior secured leverage ratio. As a result of these covenants, Affinion will be limited in the manner in which it conducts its business and we may be unable to engage in favorable business activities or finance future operations or capital needs.

If we fail to comply with the covenants contained in Affinion’s senior secured credit facility, an event of default, if not cured or waived, could result under Affinion’s senior secured credit facility, and the lenders thereunder:

•	will not be required to lend any additional amounts to Affinion;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and could proceed against the collateral securing Affinion’s senior secured credit facility; and

•	could require Affinion to apply all of its available cash to repay these borrowings;

any of which could result in an event of default under Affinion’s 2010 senior notes and the International Notes.

If the indebtedness under Affinion’s senior secured credit facility, Affinion’s 2010 senior notes and the International Notes were to be accelerated, there can be no assurance that Affinion’s assets would be sufficient to repay such indebtedness in full.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

The terms of the indentures governing Affinion’s 2010 senior notes and the International Notes and Affinion’s senior secured credit facility contain restrictions on the applicable issuer’s ability and that of any of its subsidiaries to incur additional indebtedness. However, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future, much of which could constitute secured or senior indebtedness. As of December 31, 2015, Affinion had $67.0 million available for additional borrowing under the revolving loan commitments under Affinion’s senior secured credit facility, after giving effect to $13.0 million of outstanding letters of credit. In addition, the covenants under our existing debt agreements would allow us to borrow a significant amount of additional debt.

The more we become leveraged, the more we, and in turn our security holders, become exposed to the risks described above under “—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt.”

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to satisfy our debt obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•	the future availability of borrowings under Affinion’s senior secured credit facility, the availability of which depends on, among other things, Affinion complying with the covenants in Affinion’s senior secured credit facility.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under Affinion’s senior secured credit facility or otherwise, in an amount sufficient to fund our liquidity needs.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay marketing spend and/or capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including Affinion’s senior secured credit facility and the indentures governing Affinion’s 2010 senior notes and the International Notes may restrict us from adopting some of these alternatives. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations and/or reduce or delay marketing spend and/or capital expenditures to meet our debt service and other obligations. In the case of dispositions, we may not be able to consummate them for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Furthermore, none of Affinion Holdings’ equityholders have any continuing obligation to provide us with debt or equity financing.

Affinion Holdings is a holding company with no direct operations and no significant assets other than the direct and indirect ownership of its subsidiaries and all of its net revenues are earned by its direct and indirect subsidiaries. Affinion Holdings’ ability to service its indebtedness depends upon the performance of these subsidiaries and their ability to make distributions.

Affinion Holdings is a holding company and all of its operations are conducted by its subsidiaries. Therefore, Affinion Holdings’ cash flows and its ability to service indebtedness will be dependent upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Affinion Holdings by its subsidiaries will be contingent upon its subsidiaries’ earnings.

The terms of Affinion’s senior secured credit facility and the terms of the indenture governing Affinion’s 2010 senior notes significantly restrict Affinion Holdings’ subsidiaries from paying dividends and otherwise transferring assets to Affinion Holdings. The terms of each of those debt instruments provide Affinion and its subsidiaries with “baskets” that can be used to make certain types of “restricted payments,” including dividends or other distributions to Affinion Holdings. The terms of any future indebtedness incurred by Affinion or any of its subsidiaries may include additional restrictions on their ability to make funds available to Affinion Holdings, which may be more restrictive than those contained in the terms of Affinion’s senior secured credit facility and the terms of the indenture governing Affinion’s 2010 senior notes.

Affinion Holdings’ subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay amounts due under Affinion Holdings’ indebtedness or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

We have historically experienced net losses and negative working capital.

Since the consummation on October 17, 2005 of the acquisition (the “2005 Acquisition”) by Affinion of Affinion Group, LLC (known as Cendant Marketing Group, LLC prior to the consummation of the 2005 Acquisition) and Affinion International (known as Cendant International Holdings Limited prior to the consummation of the 2005 Acquisition), we have had a history of net losses and negative working capital. For the years ended December 31, 2015, 2014 and 2013, we had net income (losses) attributable to us of $135.3 million (including a gain on debt extinguishment of $318.9 million), $(428.7) million and $(135.5) million, respectively. We cannot assure you that we will not continue to report net losses in future periods. Our working capital deficit as of December 31, 2015, 2014 and 2013 was $87.3 million, $192.2 million and $138.4 million, respectively.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes will be limited.

Affinion had $1.0 billion of “net operating losses” for U.S. federal income taxes as of December 31, 2015. However, pursuant to the consummation of the 2015 Exchange Offers and the 2015 Rights Offering, an “ownership change” resulted for the Company in accordance with Section 382 of the Internal Revenue Code. These transactions produced cancelation of debt income and, when combined with our expected limitation on the future use of our pre-change net operating loss carryforwards, has reduced the Company’s December 31, 2015 federal net operating loss to $0.5 billion. Similar rules and limitations may apply for state tax purposes as well. Nevertheless, we would expect our net operating losses to reduce our cash taxes in the future. Further, if we undergo an “ownership change” in the future, we could experience additional limitations on our ability to utilize our “net operating losses” and other attributes.

We must replace the clients, including marketing partners, and customers we lose in the ordinary course of business and if we fail to do so our revenue may decline and our client and customer base will decline, resulting in material adverse effects to our financial condition.

We lose a substantial number of our customers each year in the ordinary course of business. The loss of clients, including marketing partners, or customers has occurred historically, and in the future may occur, due to numerous factors, including:

•	changing customer preferences;

•	competitive price pressures;

•	general economic conditions;

•	customer dissatisfaction;

•	credit or debit card holder turnover; and

•	client and customer turnover.

Further, we also have experienced a net loss of members and end-customers due to the regulatory issues at our financial institution marketing partners, which have and may continue to cause, such partners to cancel the membership of certain members and end-customers. Partially as a result of these factors, we have experienced a decline in our domestic membership customer base and domestic membership revenues. We anticipate this decline will continue at an accelerated rate in 2016, as compared to historical periods, before returning to historical attrition rates in 2017. Additionally, we expect to continue to see a net loss of members and end-customers as we continue our ongoing strategy to focus on overall profitability and generating higher revenue from each member rather than the size of our member base and as we increase our level of marketing investment with non-financial clients and in media where we have less response history from prior marketing efforts, which could result in lower overall consumer response and longevity than what we historically observed from our financial clients or through direct mail. Failure to obtain new customers who produce revenue at least equivalent to the revenue from the lost customers would result in a reduction in our revenue as well as a decrease in the number of our customers. Because of the large number of customers we need to replace each year, there can be no assurance that we can successfully replace them. In addition, even if we are successful in adding new customers to replace lost revenues, our profitability may still decline.

If we fail to implement our business strategy successfully, our financial performance could be harmed.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Our business strategy is to pursue initiatives that maintain and enhance our position as a global leader in the designing, marketing and servicing of comprehensive customer engagement and loyalty solutions that enhance and extend the relationship of millions of consumers with our marketing partners by creating and/or delivering valuable products and services that generate incremental loyalty and to focus on attractive opportunities that will increase our profitability and cash flows. We may not be able to implement our business strategy successfully or achieve the anticipated benefits. If we are unable to do so, our long-term growth, profitability and ability to service our debt may be materially adversely affected. Even if we are able to implement some or all of the key elements of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all. Implementation of our business strategy could also be affected by a number of factors beyond our control, such as legal developments, government regulation, general economic conditions or increased operating costs or expenses.

We derive a substantial amount of our revenue from the members and end-customers we obtain through only a few of our marketing partners. If one or more of our agreements with our marketing partners were to be terminated or expire, or one or more of our marketing partners were to reduce the marketing of our services, we would lose access to prospective members and end-customers and could lose sources of revenue.

We derive a substantial amount of our net revenue from the customers we obtain through only a few of our marketing partners. In 2015, we derived approximately 33.5% of our net revenues from members and end-customers we obtained through the 10 largest marketing partners of our more than 5,600 marketing partners.

Many of our key marketing partner relationships are governed by agreements that may be terminated at any time without cause by our marketing partners upon notice of as few as 90 days without penalty. Some of our agreements may be terminated at any time by our marketing partners upon notice of as few as 30 days without penalty. Our marketing partners are not subject to minimum marketing commitments that are material, individually or in the aggregate. Moreover, under many of these agreements, our marketing partners may cease or reduce their marketing of our services without terminating or breaching our agreements. Further, in the ordinary course of business, at any given time, one or more of our contracts with key marketing partners may be selected for bidding through a request for proposal process. As a result of the regulatory supervisory audits and inquiries of certain of our financial institution marketing partners, certain partners have terminated their agreements with us or ceased marketing our services to, or ceased billing, their customers. The loss of such marketing partners, the cessation of their marketing of our services or the billing of their customers or a decline in their businesses could have a material adverse effect on our future revenue from existing services of which such marketing partner’s customers are customers of ours and could adversely affect our ability to further market new or existing services through such marketing partner to prospective customers. There can be no assurance that more of our marketing partners will not terminate their relationship with us, cease or reduce their marketing of our services, cease the billing of their customers or suffer a decline in their business. If other marketing partners terminate or do not renew their relationships with us and we are required to cease providing our services to, or cease billing, their customers, then we could lose significant sources of revenue and there can be no assurances that we will be able to replace such lost revenue, which could have a material adverse effect on our revenues and profitability.

Our typical membership products agreements with marketing partners provide that after termination of the contract we may continue to provide our services to existing members under the same economic arrangements that existed before termination. However, in some cases, our marketing partners have violated, and others may in the future nonetheless violate, their contractual obligations and cease facilitating the billing of such existing members. Under certain of our insurance products agreements, however, marketing partners may require us to cease providing services to existing customers after time periods ranging from 90 days to five years after termination of the agreement. Also, under agreements with our marketing partners for which we market under a wholesale arrangement and have not incurred any marketing expenditures, our marketing partners generally may require us to cease providing services to existing customers upon termination of the wholesale arrangement. Further, marketing partners under certain agreements also have required, and may continue to require, us to cease providing services to their customers under existing arrangements if the contract is terminated for material breach by us or due to a change in the law or regulations. If more of these marketing partners were to terminate our agreements with them, and require us to cease providing our services to, or cease billing, their customers, then we could continue to lose significant sources of revenue and there can be no assurances that we will be able to replace such lost revenue, which could have a material adverse effect on our revenues and profitability.

Our profitability depends on members and end-customers continuing their relationship with us. Increased loss of customers could impair our profitability.

We generally incur losses and negative cash flow during the initial year of an individual member or end-customer relationship, as compared to renewal years. This is due primarily to the fact that the costs associated with obtaining and servicing a new retail member and end-customer often exceed the fee paid to us for the initial year. In addition, we experience a higher percentage of cancellations during the initial membership period compared to renewal periods. Members and end-customers may cancel their arrangement at any time during the program period and, for our annual bill customers, we are typically obligated to refund the unused portion of their annual program fee. Additionally, an increase in cancellations of our members’ credit and debit cards by their card issuers as a result of payment delinquencies or for any other reason could result in a loss of members and end-customers and reduce our revenue and profitability. Accordingly, our profitability depends on recurring and sustained renewals and an increase in the loss of members or end-customers could result in a loss of significant revenues and reduce our profitability.

We depend on various third-party vendors to supply certain products and services that we market and to market certain of our products and services on our behalf. The failure of these vendors for any reason to provide these products or services or market these products and services in accordance with our requirements could result in customer dissatisfaction, expose us to increased liability and harm our business, financial condition and reputation.

We depend on various third-party vendors, including travel and hospitality suppliers, credit content providers, and insurance carriers, to supply the products and services that we market, and the quality of service they provide is not entirely within our control. If any third-party vendor were to cease operations, or terminate, breach or not renew its contract with us, we may not be able to substitute a comparable third-party vendor on a timely basis or on terms as favorable to us. Additionally, if any third party vendor suffers interruptions, delays or quality problems, it could result in negative publicity and customer dissatisfaction which could reduce our revenues and profitability. With respect to the insurance programs that we offer, we are dependent on the insurance carriers that underwrite the insurance to obtain appropriate regulatory approvals and maintain compliance with insurance regulations. If such carriers do not obtain appropriate state regulatory approvals or comply with such changing regulations, we may be required to use an alternative carrier or change our insurance products or cease marketing certain insurance related products in certain states, as a result of which our revenue and profitability could be adversely affected. If we are required to use an alternative insurance carrier or change our insurance related products, it may materially increase the time required to bring an insurance related product to market. As we are generally obligated to continue providing our products and services to our customers even if we lose a third-party vendor, any disruption in our product offerings could harm our reputation and result in customer dissatisfaction.

Furthermore, we utilize third-party vendors to market certain of our products and services on our behalf. The failure of any of our third party vendors to satisfy our contractual or other requirements, including the failure to comply with applicable laws or regulations, could subject us to private lawsuits or governmental investigations or proceedings, may result in our liability for damages and fines, and/or harm our reputation. If any third party vendor marketing our products and services on our behalf suffers interruptions, delays or quality problems, it could reduce our revenues and profitability.

With respect to both vendors that supply certain products and services and vendors that market certain of our products and services, replacing existing third-party vendors with more expensive third-party vendors could increase our costs and reduce our profitability. Additionally, if third-party vendors increase their prices for their services, it would increase our costs and could result in a reduction of our profitability.

We depend, in part, on payment processors to obtain payments for us. If our payment processors are interrupted or negatively affected in any way it could result in delays in collecting payments or loss of future business and negatively impact our revenues and profitability.

We depend, in part, on payment processors to obtain payments for us. The payment processors operate pursuant to agreements that may be terminated with limited prior notice. In the event a payment processor ceases operations or terminates its agreement with us, there can be no assurance a replacement payment processor could be retained on a timely basis, if at all. Any service interruptions, delays or quality problems could result in delays in our collection of payments, which would reduce our revenues and profitability. Changes to the Visa and MasterCard Rules, the American Express Rules, or other rules and regulations governing card issuers or our marketing partners that negatively impact payment processors’ operations or ability to obtain payments for us, could adversely affect our revenues and profitability. Further, to the extent payment processors or issuing banks suffer a loss of revenues or business as a result of internal policy changes or any future enacted regulations or legislation, our revenues and profitability may be adversely affected.

The increase in the share of monthly payment programs in our program mix may adversely affect our cash flows.

We have traditionally marketed membership programs which have up-front annual membership fees. However, over the last six years, we expanded our marketing of membership programs for which membership fees are payable in monthly installments. In excess of 95% of our domestic new member and end-customer enrollments for the year ended December 31, 2015 were in monthly payment programs. Our increased emphasis on monthly payment programs adversely affects our cash flow in the short term because the membership fee is collected over the course of the year rather than at the beginning of the membership term as with annual billing.

We have experienced recent declines in our Adjusted EBITDA and may be unable to achieve annual Adjusted EBITDA growth in future periods.

In 2015, we experienced a decline in our Adjusted EBITDA compared to 2014. Our Adjusted EBITDA may continue to decline, and we may not be able to achieve annual Adjusted EBITDA growth in future periods. A variety of risks and uncertainties could cause us to not achieve Adjusted EBITDA growth, including, among others, business, economic and competitive risks and uncertainties. In order to achieve Adjusted EBITDA growth in future periods, we must continue to implement our business strategy, achieve our target minimum returns on investment for our marketing expenditures, maintain or exceed the renewal rate and profitability of our customer base, retain key marketing partners and loyalty clients and expand those relationships, develop relationships with new key marketing partners and loyalty clients, grow our loyalty and international operations, and experience no material adverse developments that would impact our cost structure, or material adverse developments in the regulatory environment in which we operate, among other things. Accordingly, we cannot assure you that we will be able to achieve Adjusted EBITDA growth for any future period.

Increases in insurance claim costs will likely have a negative impact on the revenues and profitability of our Insurance business.

Our commission revenue from insurance programs is reported net of insurance cost. The major component of insurance cost represents claim costs, which are not within our control. While we seek to limit our exposure on any single insured and to recover a portion of benefits paid by ceding reinsurance to reinsurers, significant unfavorable claims experience will reduce our revenues and profitability.

Our business is highly competitive. We may be unable to compete effectively with other companies in our industry that have financial or other advantages and increased competition could lead to reduced market share, a decrease in margins and a decrease in revenue.

We believe that the principal competitive factors in our industry include the ability to identify, develop and offer innovative membership, insurance, package enhancement and loyalty programs, products and services, the quality and breadth of the programs, products and services offered, competitive pricing and in-house marketing expertise. Our competitors offer programs, products and services similar to, or which compete directly with, those offered by us. These competitors include, among others, Experian, Equifax, TransUnion, Intersections, Sisk, Epsilon and Card Protection Plan. In addition, we could face competition if our current marketing partners were to develop and market their own in-house programs, products and services similar to ours. Furthermore, certain of our marketing partners (who may have greater financial resources and less debt than we do) have attempted, or are attempting, to market and/or provide certain competitive products to their customers, the marketing and servicing of which historically were provided by us.

Some of these existing and potential competitors have substantially larger customer bases and greater financial and other resources than we do. There can be no assurance that:

•	our competitors will not increase their emphasis on programs similar to those we offer;

•	our competitors will not provide programs comparable or superior to those we provide at lower costs to customers;

•	our competitors will not adapt more quickly than we do to evolving industry trends or changing market requirements;

•	new competitors will not enter the market; or

•	other businesses (including our current marketing partners) will not themselves introduce in-house programs similar to those we offer.

In order to compete effectively with all of these competitors, we must be able to provide superior programs and services at competitive prices. In addition, we must be able to adapt quickly to evolving industry trends, a changing market, and increased regulatory requirements. Our ability to grow our business may depend on our ability to develop new programs and services that generate consumer interest. Failure to do so could result in our competitors acquiring additional market share in areas of consumer interest. Any increase in competition could result in price reductions, reduced gross margin and loss of market share.

Additionally, because contracts between marketing partners and program providers are often exclusive with respect to a particular program, potential marketing partners may be prohibited for a period of time from contracting with us to promote a new program if the benefits and services included in our program are similar to, or overlap with, the programs and services provided by an existing program of a competitor.

Internationally, package programs similar to ours are offered by some of the largest financial institutions in Europe. As these banks attempt to increase their own net revenues and margins by offering such programs in-house, we have been required to significantly reduce our prices when our agreements with these financial institutions come up for renewal in order to remain competitive. This pricing pressure on our international package offerings may continue in the future, thereby lowering the contribution to our operating results from such programs in the future.

Our business is increasingly subject to U.S. and foreign government regulation, which could impede our ability to market and provide our programs and services and reduce our profitability.

We market our programs and services through various distribution media, including direct mail, point-of-sale marketing, telemarketing, online marketing and other methods. These media are regulated by state, federal and foreign laws and we believe that these media will be subject to increasing regulation. Such regulation may limit our ability to solicit or sign up new customers or to provide products or services to existing customers.

Our U.S. programs and services are subject to extensive regulation and oversight by the FTC, the FCC, the CFPB, state attorneys general and/or other state regulatory agencies, including state insurance regulators. Our programs and services involve the use of non-public personal information that is subject to federal consumer privacy laws, such as the GLB, and various state laws governing consumer privacy, such as California’s SB 1, SB 1386 and others. Additionally, telemarketing related to our programs and services is subject to federal and state telemarketing regulations, including the FTC’s Telemarketing Sales Rule, the FCC’s Telephone Consumer Protection Act and related regulations, as well as various state telemarketing laws and regulations. Furthermore, our insurance products are subject to various state laws and regulations governing the business of insurance, including, without limitation, laws and regulations governing the administration, underwriting, marketing, solicitation or sale of insurance programs. Our travel products and services are subject to regulation by the U.S. Department of Transportation, as well as other U.S. laws and regulations governing the offer and sale thereof. The gift cards that we provide to our clients, their customers and members are subject to the Credit Card Accountability Responsibility and Disclosure Act of 2009 and similar state laws, which contain specific disclosure requirements, prohibitions or limitations on the use of expiration dates and the ability to impose certain fees. Additional federal or state laws, including subsequent amendments to existing laws, could impede our ability to market and/or provide our programs and services and reduce our revenues and profitability.

Similarly our operations in the European Economic Area are also often subject to strict regulation and oversight by regulatory agencies, including the FCA in the U.K. These laws include, in particular, restrictions on our insurance intermediary activities as a regulated financial service requiring prior authorization and adherence to various rules on management and controls, documentation, complaints handling, minimum financial resources and the contracting process with consumers. In addition, our European and international business, as a whole, is subject to regulation including data protection legislation requiring notification and obtaining consent for certain marketing limitations on the transfer of personal data from and within the European Economic Area and advertising rules regarding the content of marketing. “Distance selling” information and cancellation rules must also be followed in the EU and other international countries when we contract with consumers at a distance including via post, phone, email, text or website. In the latter case, electronic commerce rules also come into play. In the EU, these distance selling and e-commerce rules had to be implemented by each member state no later than June 13, 2014, and include requirements regarding the purchase of goods and services on the internet or by phone. Some of our products in the U.K. also involve the provision of services classified as consumer credit and therefore require additional licenses to be applied for and maintained. Additionally, individuals in the U.K. and other European countries have rights to prevent direct marketing to them by telephone, fax or email. Other rules to which we are subject in the European Economic Area include restrictions on what are considered to be unfair or misleading commercial practices and general rules on providing services involving information and basic complaint handling rules to be followed. While many of these rules are based on European Directives, different member states have varying implementation and enforcement approaches which can be difficult to navigate. New rules or changes in existing ones at a European or Member State level in countries where we operate could restrict our current practices resulting in a reduction in our revenues and profitability.

Our global operations are also subject to trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. These trade sanctions generally prohibit U.S. persons, including our controlled international subsidiaries, from engaging in certain types of transactions, such as travel bookings, with designated foreign countries, nationals, organizations, and others, which prohibitions may conflict with laws of other jurisdictions in which we operate. We are also subject to U.S. and international anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other laws in other jurisdictions that prohibit the making, receiving or offering of improper payments or other benefits for the purpose of influencing decisions, obtaining or retaining business, or obtaining preferential treatment and require us to maintain adequate record-keeping and internal controls to ensure that our books and records accurately reflect our transactions. We have implemented policies, training and compliance programs designed to prevent such prohibited practices and transactions, as well as detect such prohibited practices and transactions if they were to occur. However, there can be no assurance that our policies, training and compliance programs will effectively prevent violation of such laws and regulations. Any such violation may subject us to criminal and/or civil penalties, prohibit or limit the conduct of our business in such jurisdictions, and/or disrupt our operations as we develop new compliance procedures, any of which could adversely affect our business, our reputation and our profitability.

Some of our products, including our insurance products, require us to apply for, renew, and maintain licenses issued by state, federal or foreign regulatory authorities. Such regulatory authorities have relatively broad discretion to grant, renew and revoke such licenses. Accordingly, any failure by us to comply with the then current licensing requirements, which may include any determination of financial instability by such regulatory authorities, could result in such regulators denying our initial or renewal applications for such licenses, modifying the terms of licenses or revoking licenses we currently possess, which could severely inhibit our ability to market and/or provide these products.

Our marketing partners are subject to a wide variety of federal, state and foreign laws and regulations, including banking, insurance and privacy laws and supervisory audits and inquiries. Changes in the laws or regulations applicable to our marketing partners or the failure of our marketing partners to comply with such laws and regulations or the outcome of supervisory audits and inquiries have resulted in some of our financial institution marketing partners terminating, and may cause others in the future to terminate, their contracts with us, to cease facilitating payment processing or to cease marketing our services to their members or end-consumers, all of which could have a material adverse impact on our business. In addition, our marketing partners are subject to various federal and state consumer protection laws designed to ensure that consumers are protected from unfair and deceptive marketing practices. Moreover, our financial institution marketing partners are subject to oversight by the Office of the Comptroller of the Currency (the “OCC”), Federal Deposit Insurance Corporation, the CFPB and the FCA as described below. Pursuant to such oversight, the financial institutions are required to oversee their service providers, vendors or products sold to customers of such financial institutions. As a result, our financial institution marketing partners may impose requirements and processes that could impede our ability to market our programs and services and reduce our revenues and profitability.

The enactment of Dodd-Frank and the regulations promulgated thereunder, including those implemented by the CFPB, have imposed additional reporting, supervisory and regulatory requirements on, as well as resulted in inquiries of, us and our marketing partners. In addition, the CFPB or other bank oversight federal agencies, such as the OCC and FCA, have issued and may continue to issue rulings or findings or enter into a settlement or consent orders with one or more of our financial institution marketing partners that relate to the products or services we provide to such financial institution, which could adversely affect our marketing with those marketing partners or require changes to our products or services to consumers and could have a material adverse effect on our business, financial condition and results of operations. Moreover, other financial institutions may view such existing or future rulings, findings, settlements or consent orders as imposing a standard they will comply with. As a result of these regulations, supervisory audits and inquiries, settlements and consent orders, certain financial institution marketing partners have, and others could, delay or cease marketing with us, terminate their agreements with us, require us to cease providing services to members or end-consumers, or require changes to our products or services to consumers that could have a material adverse effect on our business, financial condition and results of operations. In addition, even an inadvertent failure to comply with these laws and regulations, as well as rapidly evolving expected standards, could adversely affect our business or our reputation.

Compliance with these federal, state and foreign regulations is generally our responsibility, and we could be subject to a variety of enforcement and/or private actions by consumers or industry associations for any failure to comply with such regulations. Consumer complaints with respect to our industry have resulted in, and may in the future result in, state, federal and foreign regulatory and other investigations. Any changes to applicable regulations could materially increase our compliance costs. The risk of our noncompliance with any rules and regulations enforced by a federal or state consumer protection authority or an enforcement agency in a foreign jurisdiction may subject us (and in some cases our management) to fines, consumer restitution, or various forms of civil or criminal prosecution, any of which could impede our ability to market our programs and services and reduce our revenues and profitability. Certain types of noncompliance may also result in giving our marketing partners the right to terminate certain of our contracts or assert claims under our contracts. Also, the media often publicizes perceived noncompliance with consumer protection regulations and violations of notions of fair dealing with customers, and our industry is susceptible to peremptory charges by the media and others of regulatory noncompliance and unfair dealing. For further discussion of current legal and regulatory actions against us, see “—We are subject to legal actions and governmental investigations that could require us to incur significant expenses and, if resolved adversely to us, could impede our ability to market our programs and services, result in a loss of members and end-customers, reduce revenues and profitability and damage our reputation.”

Over the past several years, there has also been proposed legislation in several states and the European Economic Area that may impact our business. For example, various state insurance commissions are reviewing the various health insurance model acts and regulations, which could change the manner in which certain supplemental insurance products may be offered to consumers. Several bills also have been proposed in Congress that could restrict the collection and dissemination of personal information for marketing purposes. If such legislation is passed in one or more states or by Congress, it could impede our ability to market our programs and services and reduce our revenues and profitability. Legislation relating to consumer privacy may also affect our ability to collect data that we use in providing our services, which, among other things, could negatively affect our ability to satisfy our clients’ needs.

We are subject to legal actions and governmental investigations that could require us to incur significant expenses and, if resolved adversely to us, could impede our ability to market our programs and services, result in a loss of members and end-customers, reduce revenues and profitability and damage our reputation.

We are, or have been, involved in claims, legal proceedings and state, federal and foreign governmental inquiries related to employment matters, contract disputes, business and marketing practices, trademark and copyright infringement claims and other commercial matters. Additionally, certain of our marketing partners have become, and others may become, involved in legal proceedings or governmental inquiries relating to our products or marketing practices. As a result, we may be subject to indemnification obligations under our marketing agreements. For example, on April 7, 2014 and April 9, 2014, Bank of America, N.A. and FIA Card Services, N.A. entered into consent orders (the “OCC and CFPB Consent Orders”) with the OCC and the CFPB, respectively, relating to their credit protection products and identity theft protection products (which included certain of our identity theft protection products). On April 18, 2014, Bank of America, N.A. and FIA Card Services, N.A. notified us that they have commenced an arbitration proceeding against us seeking, among other things, indemnification for losses, costs, and liabilities that Bank of America and FIA Card Services, N.A. incurred relating to our identity theft protection products that were the subject of the OCC and CFPB Consent Orders, which losses include customer refunds and reasonable attorneys’ fees and expenses. On May 16, 2014, we commenced two separate arbitration proceedings against Bank of America, asserting that Bank of America breached the parties’ servicing agreements. On July 7, 2014, the parties agreed to stay one of the arbitrations initiated by us and to dismiss the other arbitrations without prejudice, pending mediation. On September 22, 2014, Bank of America and the Company participated in a mediation to attempt to resolve their outstanding disputes. The mediation process was ultimately unsuccessful in resolving the parties’ disputes. As such, the parties have resumed the arbitration process. The arbitration hearing commenced on October 12, 2015 and has not yet concluded. The arbitration hearing is expected to be completed by the first quarter of 2016. The parties intend to submit post-hearing memoranda, such that a decision is not expected until mid-2016.

The Company has received in the past, and may receive in the future, inquiries from numerous state attorneys general and U.S. federal agencies and U.K. regulatory agencies relating to the marketing of its membership programs and its compliance with consumer protection statutes. The Company responded to these regulatory bodies’ requests for documents and information and is in active discussions with them regarding their investigations and, in some cases, the resolution of these matters. For example, in September 2014, the Company received a Notice and Opportunity to Respond and Advise (“NORA”) letter indicating that the CFPB was considering taking legal action against the Company for violations of Sections 1031 and 1036 of the Consumer Financial Protection Act relating to the Company’s identity theft protection products. In July 2015, the Company entered into a Stipulated Final Judgment and Order (“Consent Order”) settling allegations regarding unfair billing practices related to certain of the Company’s protection products and deceptive retention practices related to these same products. The Consent Order was approved by the court on October 27, 2015. The Consent Order requires a payment by the Company of $1.9 million to the CFPB’s civil penalty fund and approximately $6.75 million in consumer restitution, as well as injunctive provisions against the Company related to certain of its billing and retention practices, which are not expected to have a material effect on the Company. The Company is in full compliance with the Consent Order requirements. By way of further example, in January 2015, following voluntary discussions with the FCA, Affinion International Limited (“AIL”), one of our U.K. subsidiaries, and 11 U.K. retail banks and credit card issuers, announced a proposed joint arrangement, which is allowing eligible consumers to make claims for compensation in relation to a discontinued benefit in one of AIL’s products. The proposed arrangement has been approved by a majority of affected consumers who voted at a creditors’ meeting held on June 30, 2015, and has also been approved by the High Court in London on July 9, 2015. The proposed arrangement, which will not result in the imposition of any fines on AIL or the Company, became effective on August 17, 2015 and customers affected are now able to submit their claims until March 18, 2016 (and in exceptional circumstances, until September 18, 2016). Based on the information currently available, the Company has recorded an estimated liability that represents potential consumers’ refunds to be paid by the Company as part of such arrangement. Settlement or other final resolution of other such governmental regulatory matters may include payment by the Company of the costs of the investigation, restitution to consumers and injunctive relief. For example, as reported in our Current Report on Form 8-K filed with the SEC on October 10, 2013, we entered into a settlement agreement with 47 state attorneys general with respect to the legacy marketing practices in our membership business known as “online data pass” and “live-check marketing.”

While we cannot predict the outcome of pending suits, claims, investigations and inquiries, the cost of responding to and defending such suits, as well as the ultimate resolution of any of these matters, could require us to incur significant expenses and, if resolved adversely to us, could impede our ability to market our programs and services, result in a loss of members and end-customers, reduce revenues and profitability and damage our reputation and otherwise have a material effect on our business, financial condition and results of operations. There can be no assurance that our accruals for legal actions or governmental investigations will be sufficient to satisfy all related claims and expenses.

We rely on our marketing partners to provide limited customer information to us for certain marketing purposes and to approve our marketing materials. If our marketing partners make significant changes to the materials that decrease results or if they limit the information that they provide to us, our ability to generate new customers may be adversely affected.

Certain of our marketing efforts depend in part on certain limited customer information being made available to us by our marketing partners. There can be no assurance that our marketing partners will, or will be able to, continue to provide us with the use of such customer information.

Our marketing efforts are largely dependent on obtaining approval of the solicitation materials from our marketing partners. We market our programs and services based on tested marketing materials, and any significant changes to those materials that are required by our marketing partners could negatively affect our results. The material terms of each marketing campaign must be mutually agreed upon by the parties. There can be no assurance that we will obtain approvals of our marketing materials from our marketing partners, and the failure to do so could impede our ability to market our programs and services, result in a loss of members and end-customers, and reduce our revenues and profitability.

A significant portion of our business is conducted with financial institution marketing partners. A prolonged downturn in the financial institution industry may have an adverse impact on our business.

Our future success is dependent on continued demand for our programs and services within our marketing partners’ industries. In particular, the customers of our financial institution marketing partners accounted for a significant amount of our members and end-customers and revenues in 2015. A significant and prolonged downturn in the financial institution industry, or the continued trend in that industry to reduce or eliminate its use of our programs, products and services, could result in a further loss of members and end-customers and could continue to reduce our revenues and profitability. Additionally, our financial institution marketing partners are subject to extensive regulations, such as Dodd-Frank. The Dodd-Frank regulatory framework included the creation of the CFPB which has the authority to regulate all consumer financial products sold by banks and non-bank companies. These regulations have subjected our financial institution marketing partners to increased regulatory oversight and scrutiny regarding their compliance with consumer laws and regulations that could adversely affect our business, financial condition and results of operations. In addition, even an inadvertent failure of our financial institution marketing partners to comply with these laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could adversely affect our business or our reputation.

We may lose members or end-customers and significant revenue if we reduce our planned expenditures to grow our business (including in connection with the Global Reorganization), our existing services become obsolete, or if we fail to introduce new services with broad consumer appeal or fail to do so in a timely or cost-effective manner.

Our growth depends upon investing in our business. Although revenue from our existing customer base has historically generated approximately 80% of our next twelve months net revenue, we cannot assure you that this will continue. Accordingly, our growth will depend on our developing and successfully introducing new products and services that generate member and end-customer interest. In connection with the Global Reorganization, we no longer actively market certain global membership programs, which is reflected in our new Legacy Membership and Package segment. This segment includes membership programs that were marketed with many of our large domestic financial institution partners. Although we will continue to service these members, we expect that cash flows and revenues will decrease over time due to the anticipated attrition of the member base in this operating segment.

Our failure to invest in our business, introduce these products or services or to develop new products or services, or the introduction or announcement of new products or services by competitors, could render our existing offerings non-competitive or obsolete. There can be no assurance that we will be successful in developing or introducing new products and services or that such new products and services will generate sufficient cash flows and revenues to offset the expected decrease in our Legacy Membership and Package segment. Our failure to develop, introduce or expand our products and services or to make other investments in our business (including in connection with the Global Reorganization), such as marketing or capital expenditures, could result in a material loss of members and end-customers and materially reduce our revenues, cash flow from operations and profitability.

We have recently recorded a significant impairment to goodwill and may record future impairment charges that could materially adversely impact our consolidated financial statements.

We perform our annual impairment assessment of goodwill as of December 1, or more frequently if impairment indicators exist. We determine the estimated fair value of each reporting unit utilizing a combination of the income and market approaches and incorporate assumptions that we believe marketplace participants would utilize. Based on the impairment test, which utilized a combination of the income and market approaches and incorporated assumptions that we believe marketplace participants would utilize to determine the fair value of our Membership Products segment, we recorded an impairment loss during the fourth quarter of 2014 of $292.4 million, representing approximately 76.6% of the goodwill ascribed to our Membership Products segment and an impairment loss during the fourth quarter of 2015 of $89.6 million, representing all of the remaining goodwill ascribed to our Membership Products segment.

We have experienced a net loss of members and end-customers due to the regulatory issues at our financial institution marketing partners and we anticipate this trend will continue. We may not be successful in adding new members from our large financial institutional marketing partners or retail marketing partners as estimated, or even if we do add new members as estimated, that such new members will be as profitable as estimated. To the extent that net revenues in our Membership Products segment continue to deteriorate in the near future, or we do not meet our expected performance in our Membership Products segment or our other reporting units, additional goodwill impairment charges may be required in future periods.

Our failure to protect private data could damage our reputation and cause us to expend capital and other resources to protect against future security breaches.

Certain of our services are based upon the collection, distribution and protection of sensitive private data. Such data is maintained by the Company, as well as by certain of our third-party vendors that provide components for our products and services or assist in the billing for membership programs. Although we maintain a global risk management program to minimize the risks of a data breach, including conducting periodic audits of the security risk programs of our third-party vendors, unauthorized users might access or disrupt that data, and human error or technological failures might cause the wrongful dissemination or disruption of that data. If we experience a security breach, the integrity of certain of our services may be affected and such a breach could violate certain of our marketing partner agreements. We have incurred, and may incur in the future, significant costs to protect against the threat of a security breach. Although we maintain insurance coverage for certain computer network security and privacy-related risks, we may also incur significant costs to alleviate problems that may be caused by future breaches. Any breach or perceived breach could subject us to legal claims from marketing partners or customers under laws (such as California’s SB 1386 and regulations promulgated by the FCA and European data protection regimes) that govern breaches of electronic data systems containing non-public personal information. There is no assurance that we would prevail in such litigation. Moreover, any public perception that we have engaged in the unauthorized release of, or have failed to adequately protect, private information could adversely affect our ability to attract and retain marketing partners, members and end-customers. In addition, unauthorized third parties might alter information in our databases, which would adversely affect both our ability to market our services and the credibility of our information.

Our success and growth depends to a significant degree upon intellectual property rights.

We have a significant intellectual property portfolio and have allocated considerable resources toward intellectual property maintenance, prosecution and enforcement. We may be unable to deter infringement or misappropriation of our data and other proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Any unauthorized use of our intellectual property could make it more expensive for us to do business and consequently harm our business. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. Some of our technologies are not covered by any patent or patent application. In addition, our patents could be successfully challenged, invalidated, circumvented or rendered unenforceable. Furthermore, pending patent applications may not result in an issued patent, or if patents are issued to us, such patents may not provide meaningful protection against competitors or against competitive technologies. We also license patent rights from third parties. To the extent that such third parties cannot protect and enforce the patents underlying such licenses or, to the extent such licenses are cancelled or not renewed, our competitive position and business prospects may be harmed.

We could face patent infringement claims from our competitors or others alleging that our processes or programs infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to (1) incur significant costs to license the use of proprietary technology, (2) change our processes or programs or (3) stop using certain technologies or offering the infringing program entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other programs that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages, impede our ability to market or provide existing programs or create new programs, reduce our revenues and profitability and damage our reputation.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark, or copyright protection. We also rely upon unpatented proprietary expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, such confidentiality agreements could be breached and may not provide meaningful protection for our trade secrets or proprietary expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and expertise. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets and proprietary expertise and methods could jeopardize our critical intellectual property, which could give our competitors an advantage in the marketplace, reduce our revenues and profitability and damage our reputation.

Our business is highly dependent on our existing computer, billing, communications and other technological systems. Any temporary or permanent loss of any of our systems could have a negative effect on our business, financial condition and results of operations.

Our business depends upon ongoing investments in advanced computer database and telecommunications technology as well as our ability to protect our telecommunications and information technology systems against damage or system interruptions from natural disasters, technical failures and other events beyond our control. In order to compete effectively and to meet our marketing partners’ and customers’ needs, we must maintain our systems as well as invest in improved technology. A temporary or permanent loss of any of our systems or networks could cause significant damage to our reputation and could result in a loss of revenue.

In addition, we receive data electronically, and this delivery method is susceptible to damage, delay or inaccuracy. A significant portion of our business involves telephonic customer service as well as mailings, both of which depend upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may result in a significant system outage or data loss, which could interrupt our operations. Our infrastructure may also be vulnerable to computer viruses, hackers or other disruptions entering our systems from the credit reporting agencies, our marketing partners and members and end-customers or other authorized or unauthorized sources. Any damage to our telecommunications and information technology systems, failure of communication links or other loss that causes interruption in, or damage to, our operations could impede our ability to market our programs and services, result in a loss of members and end-customers and reduce our revenues and profitability.

If we are unable to meet the rapid changes in technology, our services and proprietary technology and systems may become obsolete.

Due to the cost and management time required to introduce new services and enhancements, we may not be able to respond in a timely manner to avoid becoming uncompetitive. To remain competitive, we must meet the challenges of the introduction by our competitors of new services using new technologies or the introduction of new industry standards and practices. Additionally, the vendors we use to support our technology may not provide the level of service we expect or may not be able to provide their product or service on commercially reasonable terms or at all.

We depend, in part, on the postal and telephone services we utilize to market and service our programs. An interruption of, or an increase in the billing rate for, such services could adversely affect our business.

We depend, in part, on the postal and telephone services we utilize to market and service our programs. An interruption of, or an increase in the billing rate for, such services could increase our costs and expenses and reduce our profitability.

We market and service our programs by various means, including through mail and via telephone. Accordingly, our business is dependent on the postal and telephone services provided by the U.S. Postal Service and international postal service, and various local and long distance telephone companies. Any significant interruption of such services or any limitations in their ability to provide us with increased capacity could impede our ability to market our programs and services, result in a loss of members and end-customers and reduce our revenues and profitability. In addition, the U.S. Postal Service and international postal service increase rates periodically and significant increases in rates could adversely impact our business.

We may not realize anticipated benefits from recent or future acquisitions or have the ability to complete future acquisitions.

From time to time, we pursue acquisitions as a means of enhancing our scale and market share. In general, the success of our acquisition strategy will depend upon our ability to find suitable acquisition candidates on favorable terms and to finance and complete these transactions. In addition, upon completion of an acquisition, we may encounter a variety of difficulties, including trouble integrating the acquired business into our operations, the possible defection of key employees or of a significant number of employees, the loss in value of acquired intangibles, the diversion of management’s attention and unanticipated problems or liabilities. These difficulties may adversely affect our ability to realize anticipated cost savings and revenue growth from our acquisitions. In addition, acquisitions we have made in the past such as Prospectiv Direct, Inc. (“Prospectiv”) and any future acquisitions may not be as accretive to our earnings as we expect or at all, and may negatively impact our results of operations through, among other things, the incurrence of debt to finance any acquisition, non-cash write-offs of goodwill or intangibles and increased amortization expenses in connection with intangible assets. Acquisition integration activities can also put further demands on management, which could negatively impact operating results.

We expect to realize cancellation of indebtedness income for tax purposes and may incur U.S. federal income tax liability as a result.

As a result of consummation of the 2015 Exchange Offers, we expect to realize cancellation of indebtedness income for tax purposes. Cancellation of indebtedness income may be excluded from taxable income, if, and to the extent, the relevant obligor is insolvent immediately before consummation of the 2015 Exchange Offers, in which case, certain tax attributes of Affinion will be reduced. Even if the 2015 Exchange Offers give rise to taxable cancellation of indebtedness income, we believe that our net operating losses available to be carried forward from the taxable year ended December 31, 2014, together with the losses we may recognize in 2015, will significantly reduce but may not fully eliminate our tax liabilities resulting from the transaction.

Our international operations are subject to additional risks not encountered when doing business in the U.S., and our exposure to these risks will increase as we expand our international operations.

We have a limited history of conducting certain of our international operations, which involve risks that may not exist when doing business in the U.S. In order to achieve widespread acceptance in each country we enter, we must tailor our services to the unique customs and cultures of that country. Learning the customs and cultures of various countries, particularly with respect to consumer preferences, is a difficult task and our failure to do so could slow our growth in international markets.

In addition, we are subject to certain risks as a result of having international operations, and from having operations in multiple countries generally, including:

•	fluctuations in foreign currency exchange rates;

•	delays in the development of the Internet as a broadcast, advertising and commerce medium in overseas markets;

•	difficulties in staffing and managing operations due to distance, time zones, language and cultural differences, including issues associated with establishing management systems infrastructure in various countries;

•	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

•	preference of local populations for local providers;

•	diminished ability to legally enforce our contractual rights;

•	currency exchange restrictions;

•	withholding and other taxes on remittances and other payments by subsidiaries; and

•	changes to tax laws or regulations in countries where our international businesses operate.

We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and consequently on our business, financial condition and results of operations.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of Todd H. Siegel, our Chief Executive Officer, and other members of our senior management team to remain competitive in our industry. The loss of Mr. Siegel or any other member of our senior management team could have an adverse effect on us. There is a risk that we will not be able to retain or replace these key employees. All of our current executive officers are subject to employment conditions or arrangements that contain post-employment non-competition provisions. However, these arrangements permit the employees to terminate their employment.

Risks Associated with Our Common Stock

The Common Stock will be junior to our consolidated indebtedness and other liabilities.

The Common Stock is junior to the obligations under Affinion Holdings’ capital structure and is not secured by any of our assets or the assets of our subsidiaries. As a result, our existing and future consolidated indebtedness and other non-equity claims will rank senior to the Common Stock as to rights upon any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding relating to us. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation or reorganization, or other bankruptcy proceeding, our creditors will have the right to be paid in full before any distributions are paid to holders of Common Stock. If any of the foregoing events occur, we cannot assure you that there will be any assets for distribution in respect of the Common Stock.

Even though Affinion Holdings is registering the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), you will still have a limited ability to resell it.

Affinion Holdings has not registered the Common Stock that was issued in the 2015 Exchange Offers or 2015 Rights Offering under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Although this Registration Statement relates to the registration of the Common Stock under the Exchange Act, upon effectiveness of this Registrations Statement you still may not offer or sell the Common Stock except pursuant to exemptions from the registration and qualification requirements of federal and state law. Under the Registration Rights Agreement (as defined below), Affinion Holdings is not required to file a resale registration statement under the Securities Act until Affinion Holdings meets the conditions of filing a “short-form” registration statement on Form S-3, which eligibility may not occur, if at all, until at least the first anniversary of the effectiveness of this Registration Statement. Also under the Registration Rights Agreement, Affinion Holdings is not required to effect a demand registration until 35% or more of the shares of Common Stock held by parties to the Registration Rights Agreement demand such registration (once per six month period); provided, that Affinion Holdings does not have to effect a demand registration if a shelf registration statement is on file and effective or if such a demand registration would not reasonably be expected to result in aggregate gross cash proceeds in excess of $100 million (without regard to any underwriting discount or underwriter’s commission). In addition, the Shareholders Agreement contains certain restrictions on the transfer of Common Stock prior to a Listing (as defined below) and provides for certain tag-along rights prior to a Public Listing (as defined below) in connection with the transfer of shares of Common Stock by one or more stockholders that collectively hold 35% or more of the shares of Common Stock issued and outstanding.

Following a Listing, subsequent transferees of the Common Stock may not be entitled to the rights and privileges set forth in the Shareholders Agreement or the Registration Rights Agreement.

Following a Listing, investors will not be entitled to execute a joinder to the Shareholders Agreement or the Registration Rights Agreement. Therefore, if you receive shares of Common Stock following a Listing, and you are not already a party to the Shareholders Agreement and the Registration Rights Agreement, then you would not be able to enforce any of the rights and privileges under the Shareholders Agreement and the Registration Rights Agreement unless the Company in its sole discretion accepts a joinder from you to these agreements. Such rights and privileges include approval rights over certain board actions, pre-emptive rights, information rights and registration rights and are described in further detail in “Item 11 Description of Registrant’s Securities to be Registered—Shareholders Agreement” and “Item 11. Description of Registrant’s Securities to be Registered—Registration Rights Agreement.”

Your ability to transfer the Common Stock may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop or, if developed, will be maintained for the Common Stock.

There is no established public market for the Common Stock. While Affinion Holdings intends to comply with the requirements under the Shareholders Agreement to use commercially reasonable efforts to cause the Common Stock to be qualified for quotation on the OTC Bulletin Board (or other available over-the-counter market), there is no assurance that Affinion Holdings will be able to do so on a timely basis or at all. The liquidity of any market for the Common Stock will depend upon the number of holders of the Common Stock, our performance, the market for similar securities, the interest of securities dealers in making a market in the Common Stock and other factors. A liquid trading market may not develop for the Common Stock. If an active market does not develop or is not maintained, the price and liquidity of the Common Stock may be adversely affected.

The price of our Common Stock may fluctuate significantly and you could lose all or part of your investment.

As discussed above, there is no established trading market for the Common Stock and there is no assurance that an active trading market for the Common Stock will develop in the foreseeable future. Even if an active trading market develops for the Common Stock, there can be no assurance that the value of the Common Stock will increase over time, and it is possible that the value will decrease. Volatility in the market price of the Common Stock may prevent you from being able to sell your Common Stock at or above the initial price of the Common Stock. The market price for the Common Stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	changes in earnings estimates or recommendations by securities analysts who track the Common Stock or industry; and

•	market and industry perception of our success, or lack thereof, in pursuing our business strategy.

In addition, the market for equity securities has experienced significant price and volume fluctuations in recent years. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of the Common Stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

We initially are prohibited from paying dividends on the Common Stock, and do not currently anticipate paying dividends on the Common Stock.

We may not pay dividends on, engage in distributions in respect of, or consummate buy-backs of, our Common Stock until the earlier of (i) one year after November 9, 2015 and (ii) the date on which no Limited Warrants (as defined below) remain outstanding. Thereafter, though we may pay cash dividends on our Common Stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, any restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our board of directors may deem relevant. However, we do not currently anticipate paying dividends on the Common Stock and there can be no assurance that we will pay a dividend in the future after the restricted period has ended, or continue to pay any dividend if we do commence paying dividends after the restricted period has ended.

As a holder of Common Stock, you will be subject to dilution in the future.

You will experience economic dilution upon the issuance of additional shares of Common Stock in the future by Affinion Holdings, including upon the issuance of additional shares of Common Stock under the 2015 Plan and any future management equity incentive plans, upon the issuance of shares of Common Stock upon the conversion of the Class C/D Common Stock (as defined below), upon the issuance of shares of Common Stock upon exercise of the Limited Warrant, upon the issuance of additional shares in connection with acquisitions and upon the issuance of additional shares in future private or public offerings.

Should the Common Stock become listed on the OTC Bulletin Board, if we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as we are seeking to become, must be reporting issuers under Section 12 of the Exchange Act and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. In addition, we may be unable to get relisted on the OTC Bulletin Board, which may have an adverse material effect on the Company.

As a public company, we will be required to meet periodic reporting requirements under SEC rules and regulations. Complying with federal securities laws as a public company is expensive and we will incur significant time and expense enhancing, documenting, testing and certifying our internal control over financial reporting.

We intend to be a publicly-traded company with our stock trading on the OTC Bulletin Board and, as a result, we will be subject to the periodic and current reporting requirements of Section 13(a) of the Exchange Act, as well as the beneficial ownership and short-swing rules under Sections 16 and 13(d) and the tender offer and proxy rules under Sections 13 and 14 of the Exchange Act.

We will be required to file periodic reports containing our financial statements within a specified time following the completion of each quarterly and annual period, which comply with SEC rules and regulations, including audited financial statements. We may experience difficulty in meeting these SEC reporting requirements. Any failure by us to file compliant periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our Common Stock, once and if it becomes publicly traded.

As a public company we will incur significant legal, accounting, insurance and other expenses. Compliance with the Sarbanes-Oxley Act of 2002 and with other SEC and rules, will increase our legal and financial compliance costs and make some activities more time-consuming and costly. We cannot predict or estimate with precision the amount of additional costs we may incur or the timing of such costs.

Furthermore, after we become a public company, SEC rules require that our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal controls over financial reporting. However, non-accelerated filers are not required to obtain auditor attestation with respect to management’s conclusion about the effectiveness of internal controls over financial reporting.

Our organizational documents and the Shareholders Agreement may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

Provisions of the Fourth Amended and Restated Certificate of Incorporation, fourth amended and restated bylaws (the “Bylaws”) and the Shareholders Agreement may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	empowering only the board to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	requiring the approval of the holders of 66 2⁄3 percent of the Common Stock to (i) amend the Fourth Amended and Restated Certificate of Incorporation or Bylaws of Affinion Holdings, (ii) merge or consolidate with, or enter into a reorganization or equity recapitalization, that results in the holders of Common Stock holding less than a majority of the equity in the surviving or resulting entity, (iii) sell substantially all of Affinion Holdings’ assets on a consolidated basis, and (iv) engage in related party transactions with holders of 5% or more of the Common Stock (or affiliates thereof other than on an arms’-length basis).

Our issuance of shares of preferred stock could delay or prevent a change in control of us. Our board of directors has authority to issue shares of preferred stock in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

Collectively, our Fourth Amended and Restated Certificate of Incorporation, Bylaws and Shareholders Agreement could discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Common Stock. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your Common Stock in an acquisition. See “Item 11. Description of Registrant’s Securities to be Registered—Provisions of the Fourth Amended and Restated Certificate of Incorporation, Bylaws and Shareholders Agreement That May Have an Anti-Takeover Effect.”

Because certain of our subsidiaries are regulated entities, investors may be required to give notice to, or obtain the consent of, certain governmental authorities to acquire or vote shares of Common Stock.

The Commissioner of Insurance of the State of North Dakota (the “ND Insurance Commissioner”) and the FCA each have jurisdiction over certain subsidiaries of Affinion Holdings. Both of these regulators have rules and regulations restricting the ability of investors to gain or influence “control” over the Company through ownership and voting of the Company’s equity securities. As a result, investors that own or acquire 10% or more of the Company’s voting equity securities (including as a result of stock buy-backs or other reductions in the number of shares outstanding) may be required to seek the approval of these regulators to continue to own and/or vote all of their shares of Common Stock. Failure to comply with these rules and regulations could result in civil or criminal penalties to the subject investor and/or the loss or suspension of our subsidiaries’ ability to conduct business in the ordinary course, which could have a material adverse impact on our business. Furthermore, the Fourth Amended and Restated Certificate of Incorporation contains voting provisions that prohibit investors that have not obtained any required consents or made any required filings with regulators from voting shares in excess of what is permitted by applicable statute, rule or regulation. Instead, such excess shares shall be voted by the Secretary in proportion to the votes cast by other investors.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Data

The following table presents our selected historical consolidated financial data for the periods indicated. The following information should be read in conjunction with, and is qualified by reference to, the section entitled “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and the notes thereto included elsewhere herein.

The consolidated balance sheet data of Affinion Holdings as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income data and cash flows data of Affinion Holdings for each of the three years in the period ended December 31, 2015, are derived from our audited consolidated financial statements and the notes thereto included elsewhere herein. The consolidated balance sheet data of Affinion Holdings as of December 31, 2013, 2012 and 2011 has been derived from the audited balance sheet of Affinion Holdings as of December 31, 2013, 2012 and 2011, respectively, and the related consolidated statements of comprehensive income data and cash flow data of Affinion Holdings for the years ended December 31, 2012 and 2011 have been derived from the audited consolidated financial statements of Affinion Holdings for the years ended December 31, 2012 and 2011, respectively, none of which is included herein.

	For the Years Ended December 31,
	2015	2014(1)	2013	2012(2)	2011(3)
	(in millions, except per share amount)
Consolidated Statement of Comprehensive Income Data:
Net revenues	$1,169.8	$1,242.8	$1,334.7	$1,494.6	$1,535.2

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	448.7	481.9	533.2	600.1	637.7
Operating costs	385.2	411.9	439.4	459.5	441.5
General and administrative	115.6	172.9	157.0	150.7	167.9
Impairment of goodwill and other long-lived assets	93.2	292.4	1.6	39.7	—
Facility exit costs	1.8	2.7	0.5	(0.9)	6.2
Depreciation and amortization	89.8	109.7	113.9	184.5	238.7

Total expenses	1,134.3	1,471.5	1,245.6	1,433.6	1,492.0

Income (loss) from operations	35.5	(228.7)	89.1	61.0	43.2
Interest income	1.8	0.3	0.4	0.9	1.1
Interest expense	(215.6)	(223.7)	(206.5)	(190.4)	(188.8)
Gain (loss) on extinguishment of debt	318.9	(14.6)	(4.6)	—	—
Loss on redemption of preferred stock	—	—	—	—	(6.5)
Other income (expense), net	1.2	—	0.1	(0.2)	0.2

Income (loss) before income taxes and non-controlling interest	141.8	(466.7)	(121.5)	(128.7)	(150.8)
Income tax benefit (expense)	(5.9)	38.5	(13.6)	(10.2)	(5.2)

Net income (loss)	135.9	(428.2)	(135.1)	(138.9)	(156.0)
Less: net income attributable to non-controlling interest	(0.6)	(0.5)	(0.4)	(0.7)	(0.9)

Net income (loss) attributable to Affinion Group Holdings, Inc.	$135.3	$(428.7)	$(135.5)	$(139.6)	$(156.9)

Earnings (loss) per share attributable to Class A and Class B common stockholders(4):
Basic	$0.14	$(5.05)	$(1.60)	$(1.65)	$(1.87)

Diluted	$0.09	$(5.05)	$(1.60)	$(1.65)	$(1.87)

Earnings per share attributable to common stockholders(4):
Basic	$95.07

Diluted	$95.07

	For the Years Ended December 31,
	2015	2014(1)	2013	2012(2)	2011(3)
	(in millions)
Cash distributions to common shareholders(5)	—	—	—	—	241.6
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents (excludes restricted cash)	$55.4	$32.3	$20.1	$51.9	$106.4
Working capital deficit	(87.3)	(192.2)	(138.4)	(111.9)	(112.6)
Total assets	819.4	1,019.6	1,368.2	1,496.6	1,676.7
Total debt	1,909.7	2,272.7	2,258.2	2,246.0	2,255.9
Total Affinion Group Holdings, Inc. deficit	(1,583.7)	(1,847.6)	(1,520.9)	(1,414.1)	(1,281.1)
Consolidated Cash Flows Data:
Net cash provided by (used in):
Operating activities	$10.4	$37.0	$1.2	$31.1	$65.1
Investing activities	(32.2)	(70.9)	(51.1)	(68.3)	(61.0)
Financing activities	46.8	48.1	18.1	(18.0)	(61.1)
Other Financial Data:
Capital expenditures	$31.4	$51.0	$46.3	$51.7	$56.9
Ratio of earnings to fixed charges(6)	1.64	—	—	—	—

(1)	Includes the results of Propp Corp., a provider of one-time use incentives for customer acquisition and retention, and SkyMall, a provider of merchandise, gift cards and experiential rewards for loyalty programs, from their acquisition dates, which were July 1, 2014 and September 9, 2014, respectively. Additional information about the SkyMall acquisition can be found in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 3 to our audited consolidated financial statements included elsewhere herein.
(2)	Includes the results of Boyner Bireysel Urunler Satis ve Pazarlama A.S. (“Back-Up”), a Turkish provider of assistance and consultancy services to its members, and a sister company, Bofis Turizm ve Ticaret A.S. (“Travel”), a Turkish travel agency, from the acquisition date, which was November 14, 2012.
(3)	Includes the results of Webloyalty and Prospectiv from their acquisition dates, which were January 14, 2011 and August 1, 2011, respectively.
(4)	See Note 11 of the accompanying notes to our consolidated financial statements for a description of our computation of basic and diluted earnings (loss) per share.
(5)	The January 2011 and February 2011 dividends were declared when we had an accumulated deficit. Accordingly, the dividends were charged as a reduction of capital in excess of par value.
(6)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and noncontrolling interests plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $466.7 million, $121.5 million, $128.7 million and $150.8 million for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. (See Exhibit 12.1—Statement re: Computation of Ratio of Earnings to Fixed Charges).

Management’s Discussion And Analysis of Financial Condition And Results Of Operations

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our audited consolidated financial statements included elsewhere herein. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 1A. Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. See “Cautionary Information Regarding Forward-Looking Statements.”

Introduction

Management’s discussion and analysis of results of operations and financial condition (“MD&A”) is provided as a supplement to and should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The MD&A is organized as follows:

•	Overview. This section provides a general description of our business and operating segments, as well as recent developments that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

•	Results of operations. This section provides an analysis of our results of operations for the years ended December 31, 2015 to 2014 and December 31, 2014 to 2013. This analysis is presented on both a consolidated basis and on an operating segment basis.

•	Financial condition, liquidity and capital resources. This section provides an analysis of our cash flows for the years ended December 31, 2015, 2014 and 2013 and our financial condition as of December 31, 2015, as well as a discussion of our liquidity and capital resources.

•	Critical accounting policies. This section discusses certain significant accounting policies considered to be important to our financial condition and results of operations and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to our audited consolidated financial statements included elsewhere herein.

Overview

Description of Business

We are one of the world’s leading customer engagement and loyalty solutions companies. We design, market and service programs that strengthen and extend customer relationships for many of the world’s largest and most respected companies. Our programs and services include:

•	Loyalty programs that help reward, motivate and retain consumers,

•	Membership programs that help consumers save money and gain peace of mind,

•	Package programs that bundle valuable discounts, protection and other benefits to enhance customer relationships, and

•	Insurance programs that help protect consumers in the event of a covered accident, injury, illness, or death.

We design customer engagement and loyalty solutions with an attractive suite of benefits and ease of usage that we believe are likely to interest and engage consumers based on their needs and interests. For example, we provide discount travel services, credit monitoring and identity-theft resolution, accidental death and dismemberment insurance (“AD&D”), roadside assistance, various checking account and credit card enhancement services, loyalty program design and management, disaggregated loyalty points redemptions for gift cards, travel and merchandise, as well as other products and services.

We are a global leader in the designing, marketing and servicing of comprehensive customer engagement and loyalty solutions that enhance and extend the relationship of millions of consumers with many of the largest and most respected companies in the world. We generally partner with these leading companies in two ways: (1) by developing and supporting programs that are natural extensions of our partner companies’ brand image and that provide valuable services to their end-customers, and (2) by providing the back-end technological support and redemption services for points-based loyalty programs. Using our expertise in customer engagement, product development, creative design and data-driven targeted marketing, we develop and market programs and services that enable the companies we partner with to generate significant, high-margin incremental revenue, enhance our partners’ brands among targeted consumers as well as strengthen and enhance the loyalty of their customer relationships. The enhanced loyalty can lead to increased acquisition of new customers, longer retention of existing customers, improved customer satisfaction rates, and greater use of other services provided by such companies. We refer to the leading companies that we work with to provide customer engagement and loyalty solutions as our marketing partners or clients. We refer to the consumers to whom we provide services directly under a contractual relationship as subscribers, insureds or members. We refer to those consumers that we service on behalf of a third party, such as one of our marketing partners, and with whom we have a contractual relationship as end-customers.

We utilize our substantial expertise in a variety of direct engagement media to market valuable products and services to the customers of our marketing partners on a highly targeted, campaign basis. The selection of the media employed in a campaign corresponds to the preferences and expectations the targeted customers have demonstrated for transacting with our marketing partners, as we believe this optimizes response, thereby improving the efficiency of our marketing investment. Accordingly, we maintain significant capabilities to market through direct mail, point-of-sale, the internet and inbound and outbound telephony, as well as other media as needed.

We believe our portfolio of the products and services that are embedded in our engagement solutions is the broadest in the industry. Our scale, combined with the industry’s largest proprietary database, proven marketing techniques and strong marketing partner relationships developed over our 40 year operating history, position us to deliver consistent results in a variety of market conditions.

As of December 31, 2015, we had approximately 54 million subscribers and end-customers enrolled in our membership, insurance and package programs worldwide and approximately 40 million customers who received credit or debit card enhancement services or loyalty points-based management services.

For the periods ending on or prior to December 31, 2015, we organized our business into the following four business segments. However, as described below, we will have changed our business segment reporting and operations beginning with the first quarter of 2016.

•	Membership Products. We design, implement and market subscription programs that provide our members in North America with personal protection benefits and value-added services including credit monitoring and identity-theft resolution services, as well as access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement.

•	Insurance and Package Products. We market AD&D and other insurance programs and design and provide checking account enhancement programs to financial institutions in North America. These programs allow financial institutions to bundle discounts, protection and other benefits with a standard checking account and offer these packages to customers for an additional monthly fee.

•	Global Loyalty Products. We design, implement and administer points-based loyalty programs and, as of December 31, 2015, managed programs representing an aggregate estimated redemption value of approximately $2.25 billion for financial, travel, auto and other companies. We provide our clients with solutions that meet the most popular redemption options desired by their program points holders, including travel services, gift cards and merchandise, and, in 2015, we facilitated approximately $2.05 billion in redemption volume. We also provide enhancement benefits to major financial institutions in connection with their credit and debit card programs. In addition, we provide and manage turnkey travel services that are sold on a private label basis to provide our clients’ customers with direct access to our proprietary travel platform. A marketing partner typically engages us on a fee-for-service contractual basis, where we generate revenue in connection with the volume of redemption transactions.

•

International Products. International Products comprises our Membership and Package customer engagement businesses outside North America and also includes a discrete loyalty program benefit provider. We expect to leverage our current international operational platform to expand our range of products and services, develop new marketing partner relationships in various industries and grow our geographical footprint. In 2012, we expanded into Turkey through the acquisition of existing marketing capabilities and also launched business operations in Brazil. In 2015, we undertook business activities in Australia and Mexico.

Global Reorganization

Effective January 1, 2016, we implemented a new globalized organizational structure to better support our key strategic initiatives and enhance long-term revenue growth. This new organizational structure allows us to combine similar lines of business on common platforms and shared infrastructures on a global basis to drive best practices and efficiencies with meaningful cost savings. In addition, we intend to no longer materially invest in lines of business that we believe are not essential to our long-term growth prospects. We remain committed to our business strategy of pursuing initiatives that maintain and enhance our position as a global leader in loyalty and customer engagement solutions. The implementation of the new global organizational structure marks another major step in our strategic plan and ongoing transformation.

Starting in the first quarter of 2016, we have the following four new operating segments:

•	Global Loyalty. This segment consists of all of our loyalty assets globally in which we are a provider of end-to-end loyalty solutions that help clients reward, motivate and retain customers, including program design, points management and administration, and broad-based fulfilment and redemption.

•	Global Customer Engagement. This segment combines all global customer engagement programs in which we or our partners expect to actively market. Through our Global Customer Engagement business, we expect that we will continue to be a leading global solutions provider that delivers a flexible mix of benefits and services for our clients that meet customers’ needs, including products that are designed to help consumers save money and gain peace of mind.

•	Insurance Solutions. This segment consists of the domestic insurance business, in which we are a leading third-party agent, administrator and marketer of certain Accident and Health insurance products.

•	Legacy Membership and Package. This segment combines all global membership programs in which we no longer expect to actively market and also includes the domestic Package business (which, through December 31, 2015, was reported in our Insurance and Package segment). This segment includes membership programs that were marketed with many of our large domestic financial institution partners. Although we will continue to service these members, we expect that cash flows and revenues will decrease over time due to the anticipated attrition of the member base in this operating segment. The Legacy Membership and Package segment would have constituted approximately 30% of our total net revenues in 2015 and is expected to continue to run off over time.

We offer our products and services through both retail and wholesale arrangements with our marketing partners as well as through direct-to-consumer marketing. Currently, we primarily provide wholesale services and benefits derived from our credit card registration, credit monitoring and identity-theft resolution products. In the majority of our retail arrangements, we incur the marketing solicitation expenses to acquire new customers for our subscription-based membership, insurance and package enhancement products with the objective of building a base of highly profitable and predictable recurring future revenue streams and cash flows. For our membership, insurance and package enhancement products, these upfront marketing costs are expensed when the costs are incurred in support of a launched campaign.

Our membership programs are offered under a variety of terms and conditions. Prospective members are usually offered incentives (e.g. free credit reports or other premiums) and one to three month risk-free trial periods to encourage them to evaluate and use the benefits of membership before the first billing period takes effect. We do not recognize any revenue during the trial period and expense the cost of all incentives and program benefits and servicing costs as incurred.

Customers of our membership programs typically pay their subscription fees either annually or monthly. Our membership products may have significant timing differences between the receipt of membership fees for annual members and revenue recognition. Historically, memberships were offered primarily under full money back terms whereby a member could receive a full refund upon cancellation at any time during the current membership term. These revenues were recognized upon completion of the membership term when they were no longer refundable. Depending on the length of the trial period, this revenue may not have been recognized for up to

16 months after the related marketing spend was incurred and expensed. Currently, annual memberships are primarily renewed under pro-rata arrangements in which the member is entitled to a prorated refund for the unused portion of their membership term. This allows us to recognize revenue ratably over the annual membership term. Upon completion of the subscription term, the membership renews under generally the same billing terms in which it originated. Given that we had historically offered a significant amount of subscriptions offering annual terms, our existing base continues to reflect a blend of both monthly and annual terms, and will continue doing so for as long as a substantial percentage of the annual subscribers renew. However, the majority of our recent solicitation activity has been for subscriptions offering monthly terms, and during the years ended December 31, 2015, 2014 and 2013, in excess of 95% of our new member and end-customer enrollments were in monthly payment programs. Revenue is recognized monthly under both annual pro rata and monthly memberships, allowing for a better matching of revenues and related servicing and benefit costs when compared to annual full money back memberships.

When marketing with a marketing partner, we generally utilize the brand names and customer contacts of the marketing partner in our marketing campaigns. We usually compensate our marketing partners either through commissions based on revenues we receive from members (which we expense in proportion to the revenue we recognize) or up-front marketing payments, commonly referred to as “bounties” (which we expense when incurred). In addition, we enter into arrangements with certain marketing partners where we pay the marketing partners advance commissions which provide the potential for recovery from the marketing partners if certain targets are not achieved. These payments are capitalized and amortized over the expected life of the acquired members. The commission rates that we pay to our marketing partners differ depending on the arrangement we have with the particular marketing partner and the type of media we utilize for a given marketing campaign.

In a direct-to-consumer campaign, we invest in Internet marketing to generate consumer awareness of our programs and services and stimulate responses from our targeted markets. As part of Internet marketing, we employ search engine optimization and related techniques. When marketing directly to the consumer, we generally use our proprietary brands and avoid incurring any commission expense.

We serve as an agent and third-party administrator on behalf of a variety of underwriters for the marketing of AD&D and our other insurance products. Free trial periods and incentives are generally not offered with our insurance programs. Insurance program participants typically pay their insurance premiums either monthly or quarterly. We earn revenue in the form of commissions collected on behalf of the insurance carriers and participate in profit-sharing relationships with certain of the carriers that underwrite the insurance policies that we market, where profit is measured by the excess amount of premium remitted to the carrier less the cost for claim activities and any related expenses. In 2014, we transitioned a significant portion of our AD&D business from our former primary insurance carrier to new carriers that receive a fixed distribution of collected premiums rather than participating in the profit-sharing arrangement. As a result of the substantial completion of this transition, a significant portion of the business is no longer subject to profit-sharing arrangements. Our estimated share of profits from these arrangements is reflected as profit-sharing receivables from insurance carriers on the accompanying audited consolidated balance sheets and any changes in estimated profit sharing in connection with the actual claims activities are periodically recorded as an adjustment to net revenue. Insurance revenues are recognized ratably over the insurance period for which a policy is in effect and there are no significant differences between cash flows and related revenue recognition. Revenue from insurance programs is reported net of insurance costs in the accompanying audited consolidated statements of comprehensive income.

In our wholesale arrangements, we provide our products and services as well as customer service and fulfillment related to such products and services to support programs that our marketing partners offer to their customers. In such arrangements, our marketing partners are typically responsible for customer acquisition, retention and collection and generally pay us one-time implementation fees and on-going monthly service fees based on the number of members enrolled in their programs. Implementation fees are recognized ratably over the contract period while monthly service fees are recognized in the month earned. Wholesale revenues also include revenues from transactional activities associated with our programs, such as the sales of additional credit reports, discount shopping or travel purchases by members. The revenues from such transactional activities are recognized in the month earned.

We have a highly variable-cost structure because the majority of our expenses are either discretionary in nature or tied directly to the generation of revenue. In addition, we have achieved meaningful operating efficiencies by combining similar functions and processes, consolidating facilities and outsourcing a significant portion of our call center and other back-office processing, particularly with respect to previously acquired businesses. This added flexibility better enables us to deploy our discretionary marketing expenditures globally across our operations to maximize returns.

Factors Affecting Results of Operations and Financial Condition

Competitive Environment

As a leader in the affinity direct marketing industry, we compete with many other organizations, including certain of our marketing partners as well as other benefit providers, to obtain a share of the end-consumer’s spending in each of our respective product categories. As an affinity direct marketer, we derive our leads from a marketing partner’s contacts, which our competitors also seek access to, and we must therefore generate sufficient earnings per lead for our marketing partners to compete effectively for access to their end-customers.

As direct-to-consumer marketers, we compete with any company who offers comparable benefits and services to what we market from our own product portfolio.

We compete with companies of varying size, financial strength and availability of resources. Our competitors include marketing solutions providers, financial institutions, insurance companies, consumer goods companies, internet companies and others, as well as direct marketers offering similar programs. Some of our competitors are larger than we are, have greater financial and other resources and are able to deploy more resources in their pursuit of the limited target market for our products.

We expect these competitive environments to continue in the foreseeable future.

Financial Industry Trends

Historically, financial institutions have represented a significant majority of our marketing partner base. Consumer banking is a highly regulated industry, with various federal, state and international authorities governing various aspects of the marketing and servicing of the products we offer through our financial institution partners.

For instance, Dodd-Frank mandates the most wide-ranging overhaul of financial industry regulation in decades. Dodd-Frank created the CFPB which became operational on July 21, 2011, and has been given authority to regulate all consumer financial products sold by banks and non-bank companies. These regulations have imposed additional reporting, supervisory, and regulatory requirements on our financial institution marketing partners which have adversely affected our business, financial condition and results of operations. In addition, even an inadvertent failure of our financial institution marketing partners to comply with these laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could adversely affect our business or our reputation going forward. Some of our marketing partners have become involved in governmental inquiries that include our products or marketing practices. As a result, certain financial institution marketing partners have, and others could, delay or cease marketing with us, terminate their agreements with us, require us to cease providing services to members or end-consumers, or require changes to our products or services to consumers that could also have a material adverse effect on our business. Partially as a result of these factors, we have experienced a decline in our domestic membership customer base and domestic membership revenues. We anticipate this decline will continue at an accelerated rate in 2016, as compared to historical periods, before returning to historical attrition rates in 2017.

In certain circumstances, our financial marketing partners have sought to source and market their own in-house programs, most notably programs that are analogous to our credit card registration, credit monitoring and identity-theft resolution services. As we have sought to maintain our market share in these areas and to continue these programs with our marketing partners, in some circumstances, we have shifted from a retail marketing arrangement to a wholesale arrangement which results in lower net revenue, but unlike our retail arrangement, has no related commission expense, thereby preserving our ability to earn a suitable rate of return on the campaign. During periods of increased interest from our marketing partners for wholesale activity, partially as a result of this trend, we have experienced a revenue reduction in our membership business.

Internationally, our package products have been primarily offered by some of the largest financial institutions in Europe. As these banks attempt to increase their own net revenues and margins, we have experienced significant price reductions when our agreements come up for renewal from what we had previously been able to charge these institutions for our programs. We expect this pricing pressure on our international package offerings to continue in the future.

Regulatory Environment

We are subject to federal and state regulation as well as regulation by foreign authorities in other jurisdictions. Certain laws and regulations that govern our operations include: federal, state and foreign marketing and consumer protection laws and regulations; federal, state and foreign privacy and data protection laws and regulations; federal, state and foreign insurance and insurance mediation laws and regulations; and federal, state and foreign travel laws and regulations. Federal regulations are primarily enforced by the FTC, the FCC and the CFPB. State regulations are primarily enforced by individual state attorneys general and insurance departments. Foreign regulations are enforced by a number of regulatory bodies in the relevant jurisdictions.

These regulations primarily impact the means we use to market our programs, which can reduce the acceptance rates of our solicitation efforts, impact our ability to obtain information from our members and end-customers and impact the benefits we provide and how we service our members and end-customers. In addition, new and contemplated regulations enacted by, or marketing partner settlement agreements or consent orders with, the CFPB could impose additional reporting, supervisory and regulatory requirements on, as well as result in inquiries of, us and our marketing partners that could delay or terminate marketing campaigns with certain marketing partners, impact the services and products we provide to consumers, and adversely affect our business, financial condition and results of operations.

We incur significant costs to ensure compliance with these regulations; however, we are party to lawsuits, including class action lawsuits, and regulatory investigations involving our business practices which also increase our costs of doing business. See “Item 8. Legal Proceedings.”

Seasonality

Historically, seasonality has not had a significant impact on our business. Our revenues are more affected by the timing of marketing programs that can change from year to year depending on the opportunities available and pursued. More recently, in connection with the growth in our loyalty business, we have experienced increasing seasonality in the timing of our cash flows, particularly with respect to working capital. This has been due primarily to the consumer’s increasing acceptance and use of certain categories for points redemptions, such as travel services and gift cards. These categories typically present a delay from the time we incur a cash outlay to provision the redemption until we are reimbursed by the client for the activity, and in certain instances, these delays may extend across multiple reporting periods. Redemptions for some categories, such as gift cards, have been weighted more heavily to the end of the year due to consumers’ increasing usage of points in connection with seasonal gift giving.

Business History

Our business started with our North American membership products in 1973. Over a decade later, we expanded our business to include North American insurance and package products. In 1988, we acquired a loyalty and enhancement programs business and in the early 1990s, we expanded our membership and package products internationally. During these periods, the various products operated independently and were subject to certain non-compete agreements between them which limited their access to new channels, marketing partners, products and markets.

In 2012, we began to organize our internal resources into two broadly-defined areas: customer engagement solutions, which included our relationships with financial institutions, hospitality companies and other traditional marketing partners, and retail solutions, which included our online and point-of-sale retail relationships as well as our direct-to-consumer marketing efforts. We adopted this approach because we believe these channels carry unique requirements with respect to customer acquisition, client servicing and marketing services.

The Apollo Transactions

On October 17, 2005, Cendant completed the sale of the Cendant Marketing Services Division (the “Predecessor”) to Affinion, our wholly-owned subsidiary and an affiliate of Apollo Global Management, LLC (together with its subsidiaries, “Apollo”), pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion. The purchase price consisted of approximately $1.7 billion of cash, net of estimated closing adjustments, plus $125 million face value of 125,000 shares of newly issued preferred stock (with a fair value at issuance of $80.4 million) of Affinion Holdings, and a warrant (with a fair value at issuance of $16.7 million) that was exercisable for 4,437,170 shares of Affinion Holdings’ common stock, subject to customary anti-dilution adjustments, and $38.1 million of transaction related costs (collectively, the “Apollo Transactions”). The warrants expired in 2011 and the remaining outstanding shares of preferred stock were redeemed in 2011.

As part of the Apollo Transactions, we made a special tax election referred to as a “338(h)(10) election” with respect to the Predecessor. Under the 338(h)(10) election, the companies constituting the Predecessor were deemed to have sold and repurchased their assets at fair market value. By adjusting the tax basis in such assets to fair market value for U.S. federal income tax purposes, the aggregate amount of our tax deductions for depreciation and amortization have increased, which has reduced our cash taxes and further enhanced our free cash flow generation. We expect these tax deductions for U.S. federal income tax purposes to continue until 2020.

2015 Exchange Offers, Rights Offering and Reclassification

On November 9, 2015, (a) Affinion Holdings completed a private offer to exchange (the “2015 Holdings Exchange Offer”) its outstanding 13.75%/14.50% senior secured PIK/toggle notes due 2018 (Affinion Holdings’ “2013 senior notes”) for shares of Common Stock and (b) Affinion Investments, LLC (“Affinion Investments”) completed a private offer to exchange (the “2015 Investments Exchange Offer” and, together with the 2015 Holdings Exchange Offer, the “2015 Exchange Offers”) its outstanding 13.50% senior subordinated notes due 2018 (the “Investments senior subordinated notes”) for shares of Common Stock of Affinion Holdings and (c) Affinion Holdings and Affinion International, a wholly-owned subsidiary of Affinion, jointly completed a rights offering (the “2015 Rights Offering”) giving holders of Affinion Holdings’ 2013 senior notes and the Investments senior subordinated notes the right to purchase an aggregate principal amount of $110.0 million of International Notes and up to 2,483,333 shares of Common Stock for an aggregate cash purchase price of $110.0 million. Pursuant to the 2015 Holdings Exchange Offer, approximately $247.4 million of Affinion Holdings’ 2013 senior notes were exchanged for 1,769,104 shares of Common Stock and pursuant to the 2015 Investments Exchange Offer, approximately $337.3 million of Investments senior subordinated notes were exchanged for 5,236,517 shares of Common Stock. Upon closing of the 2015 Exchange Offers, there remained outstanding approximately $13.1 million aggregate principal amount of Affinion Holdings’ 2013 senior notes and $22.6 million aggregate principal amount of Investments senior subordinated notes.

In connection with the 2015 Exchange Offers, Affinion Holdings and Affinion International jointly conducted the 2015 Rights Offering for International Notes and shares of Common Stock. The 2015 Rights Offering was for an aggregate principal amount of $110.0 million of International Notes and up to 2,483,333 shares of Common Stock. In connection with the 2015 Rights Offering, Empyrean Capital Partners, L.P. agreed to purchase any rights offering units that were unpurchased in the 2015 Rights Offering (the “Backstop”). Pursuant to the 2015 Rights Offering and the Backstop, Affinion International received cash of $110.0 million in exchange for $110.0 million aggregate principal amount of International Notes and 2,021,042 shares of Common Stock and a non-participating penny warrant (the “Limited Warrant”) to purchase up to 462,266 shares of Common Stock.

Upon consummation of the 2015 Exchange Offers, the 2015 Consent Solicitations (as defined below) and the 2015 Rights Offering, Affinion Holdings effected a reclassification (the “Reclassification” and, together with the 2015 Exchange Offers, the 2015 Consent Solicitations, the 2015 Rights Offering and the related transactions, the “2015 Transactions”) as follows. All of Affinion Holdings’ then existing Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) (including Class A Common Stock issued as a result of a mandatory cashless exercise of all of its Series A Warrants (the “Series A Warrants”)), consisting of 84,842,535 outstanding shares of Class A Common Stock and 45,003,196 shares of Class A Common Stock underlying the Series A Warrants, was converted into (i) 490,083 shares of Affinion Holdings’ Class C Common Stock, par value $0.01 per share (the “Class C Common Stock”), that upon conversion will represent 5% of the outstanding shares of Common Stock on a fully diluted basis, and (ii) 515,877 shares of Affinion Holdings’ Class D Common Stock, par value $0.01 per share (the “Class D Common Stock” and, together with the Class C Common Stock, the “Class C/D Common Stock”), that upon conversion will represent 5% of the outstanding shares of Common Stock on a fully diluted basis. In addition, Affinion Holdings’ Series A Warrants and Affinion Holdings’ Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) were eliminated from Affinion Holdings’ certificate of incorporation and Affinion Holdings’ Series B Warrants (the “Series B Warrants”) were cancelled for no additional consideration. In connection with the Reclassification, (i) the Apollo Funds received 218,002 shares of the Class C Common Stock and 229,476 shares of the Class D Common Stock, or 4.7% of the outstanding Common Stock on a beneficial ownership basis after giving effect to the conversion of the Class C/D Common Stock held by the Apollo Funds, and (ii) General Atlantic received 65,945 shares of the Class C Common Stock and 69,415 shares of the Class D Common Stock, or 1.5% of the outstanding Common Stock on a beneficial ownership basis after giving effect to the conversion of the Class C/D Common Stock held by General Atlantic. For a discussion of the impact of the Reclassification on options and equity awards, see “Item 6. Executive Compensation—2015 Actions—Cancellation of Options and Adjustment of Equity Awards in connection with the 2015 Transactions.”

Upon consummation of the 2015 Exchange Offers, the Apollo Funds and General Atlantic ceased to have beneficial ownership of any Common Stock.

The consummation of the exchange offers and the rights offering resulted in an “ownership change” for the Company pursuant to Section 382 of the Internal Revenue Code. This substantially limits our ability to use our pre-change net operating loss carryforwards (including those attributable to the 2005 Acquisition) and certain other pre-change tax attributes to offset our post-change income. Similar rules and limitations may apply for state tax purposes as well.

Acquisition

On September 8, 2014, the Company entered into a Membership Interest Purchase Agreement (the “SkyMall Agreement”) that resulted in the acquisition on September 9, 2014 of SkyMall, a provider of merchandise, gift cards and experiential rewards for loyalty programs. In accordance with the SkyMall Agreement, the Company acquired all of the outstanding membership interests in SkyMall for an upfront cash payment of approximately $18.4 million, plus a working capital adjustment of $0.4 million, and contingent consideration of up to $3.9 million payable approximately one year after the acquisition date.

In addition to providing merchandise, gift cards and experiential rewards for loyalty programs, it provides services including strategy, creative, technology and fulfillment. The acquisition of SkyMall is expected to enhance the Company’s position as a leading loyalty program administrator and incentives provider, as well as solidify the Company’s position within certain current verticals and provide access to certain new verticals.

Results of Operations

Supplemental Data

We manage our business using a portfolio approach, meaning that we allocate and reallocate our marketing investments in the ongoing pursuit of the highest and best available returns, allocating our resources to whichever products, geographies and programs offer the best opportunities. With the globalization of our clients, the continued evolution of our programs and services and the ongoing refinement and execution of our marketing allocation strategy, we have developed the following table that we believe captures the way we look at the businesses (subscriber and insured amounts in thousands except per average subscriber and insured amounts).

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014	2013
Global Average Subscribers, excluding Basic Insureds	35,447	38,666	37,181	39,334	40,692
Annualized Net Revenue Per Global Average Subscriber, excluding Basic Insureds(1)	$26.68	$27.61	$26.72	$27.00	$28.66
Global Membership Subscribers
Average Global Retail Subscribers(2)	5,966	7,429	6,829	7,606	8,851
Annualized Net Revenue Per Global Average Subscriber(1)	$94.81	$83.42	$87.90	$86.20	$80.84
Global Package Subscribers and Wholesale
Average Global Package Subscribers and Wholesale(2)	26,030	27,539	26,814	27,972	27,902
Annualized Net Revenue Per Global Average Package and Wholesale Subscriber(1)	$6.13	$6.59	$6.20	$6.61	$7.33
Global Insureds
Average Supplemental Insureds(2)	3,451	3,698	3,538	3,756	3,939
Annualized Net Revenue Per Supplemental Insured(1)	$63.91	$72.02	$64.17	$59.00	$62.46
Global Average Subscribers, including Basic Insureds	54,048	58,543	56,211	59,461	61,664

(1)	Annualized Net Revenue Per Global Average Subscriber and Supplemental Insured are all calculated by taking the revenues as reported for the period and dividing it by the average subscribers or insureds, as applicable, for the period. Quarterly periods are then multiplied by four to annualize this amount for comparative purposes. Upon cancellation of a subscriber or an insured, as applicable, the subscriber’s or insured’s, as applicable, revenues are no longer recognized in the calculation.

(2)	Average Global Subscribers and Average Supplemental Insureds for the period are all calculated by determining the average subscribers or insureds, as applicable, for each month in the period (adding the number of subscribers or insureds, as applicable, at the beginning of the month with the number of subscribers or insureds, as applicable, at the end of the month and dividing that total by two) and then averaging that result for the period. A subscriber’s or insured’s, as applicable, account is added or removed in the period in which the subscriber or insured, as applicable, has joined or cancelled.

Wholesale members include end-customers where we typically receive a monthly service fee to support programs offered by our marketing partners. Certain programs historically offered as retail arrangements have switched to wholesale arrangements with lower annualized price points and no commission expense.

Basic insureds typically receive $1,000 of AD&D coverage at no cost to the consumer since the marketing partner pays the cost of this coverage. Supplemental insureds are customers who have elected to pay premiums for higher levels of coverage.

Segment EBITDA

Segment EBITDA consists of income from operations before depreciation and amortization. Segment EBITDA is the measure management uses to evaluate segment performance and we present Segment EBITDA to enhance your understanding of our operating performance. We use Segment EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that Segment EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, Segment EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States (“U.S. GAAP”), and Segment EBITDA may not be comparable to similarly titled measures of other companies. You should not consider Segment EBITDA as an alternative to operating or net income determined in accordance with U.S. GAAP, as an indicator of operating performance or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, or as an indicator of cash flows, or as a measure of liquidity.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table summarizes our consolidated results of operations for the years ended December 31, 2015 and 2014:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Increase (Decrease)
	(in millions)
Net revenues	$1,169.8	$1,242.8	$(73.0)

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	448.7	481.9	(33.2)
Operating costs	385.2	411.9	(26.7)
General and administrative	115.6	172.9	(57.3)
Impairment of goodwill and other long-lived assets	93.2	292.4	(199.2)
Facility exit costs	1.8	2.7	(0.9)
Depreciation and amortization	89.8	109.7	(19.9)

Total expenses	1,134.3	1,471.5	(337.2)

Income (loss) from operations	35.5	(228.7)	264.2
Interest income	1.8	0.3	1.5
Interest expense	(215.6)	(223.7)	8.1
Gain (loss) on extinguishment of debt	318.9	(14.6)	333.5
Other income (expense), net	1.2	—	1.2

Loss before income taxes and non-controlling interest	141.8	(466.7)	608.5
Income tax benefit (expense)	(5.9)	38.5	(44.4)

Net loss	135.9	(428.2)	564.1
Less: net income attributable to non-controlling interest	(0.6)	(0.5)	(0.1)

Net loss attributable to Affinion Group Holdings, Inc.	$135.3	$(428.7)	$564.0

Summary of Operating Results for the Year Ended December 31, 2015

The following is a summary of changes affecting our operating results for the year ended December 31, 2015.

Net revenues decreased $73.0 million, or 5.9%, for the year ended December 31, 2015 as compared to the same period of the prior year primarily from lower retail revenues from a decline in retail member volumes in Membership Products and lower revenue in International Products principally from an unfavorable foreign exchange impact.

Segment EBITDA increased $244.3 million as the impact of the lower net revenues was more than offset by lower marketing and commissions, lower operating costs, lower general and administrative expenses and a reduced impact of impairment charges for the Membership business in 2015 as compared to 2014.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following section provides an overview of our consolidated results of operations for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Net Revenues. During the year ended December 31, 2015 we reported net revenues of $1,169.8 million, a decrease of $73.0 million, or 5.9%, as compared to net revenues of $1,242.8 million in the comparable period of 2014. Net revenues in Membership Products decreased $42.4 million primarily due to the continued attrition of legacy members, including those from our large financial institution partners. These decreases were partially offset by increased revenues from new joins acquired through partners with whom we are actively marketing. Insurance and Package Products revenues decreased $1.1 million as a decline in Package revenue primarily from the impact of lower average Package members along with lower revenue from lower supplemental insureds more than offset higher revenues from a lower cost of insurance, principally from an acceleration of claims in 2014 as a result of the conversion to a new primary insurance carrier. Global Loyalty Products net revenues decreased $6.8 million as growth with new and existing clients was more than offset by lower revenue from the loss of a key client. International Products net revenues decreased $23.4 million. On a currency consistent basis, International Products net revenues increased $28.6 million primarily due to higher retail membership revenue in our online acquisition channel associated with increased members and higher price points along with growth in the wholesale sector. These increases were more than offset by an unfavorable foreign exchange impact of $52.0 million.

Marketing and Commissions Expense. Marketing and commissions expense decreased by $33.2 million, or 6.9%, to $448.7 million for the year ended December 31, 2015 from $481.9 million for the year ended December 31, 2014. Marketing and commissions expense decreased in International Products by $23.5 million primarily due to the favorable impact of foreign exchange. Costs decreased $8.5 million in Insurance and Package Products primarily from lower commissions. Costs decreased in Membership Products by $1.5 million primarily attributable to the migration of certain partner compensation arrangements from traditional bounty to advance commissions whereby the partner has the potential for additional revenue sharing. Our decision to terminate certain marketing channels in Membership reduced new marketing spend in 2015 the benefit of which was primarily offset by the acceleration of expensing advance commission payments to partners.

Operating Costs. Operating costs decreased by $26.7 million, or 6.5%, to $385.2 million for the year ended December 31, 2015 from $411.9 million for the year ended December 31, 2014. Operating costs decreased $15.5 million in International Products primarily due to the favorable impact of foreign exchange and $8.3 million in Membership Products primarily from lower product and servicing costs associated with the lower retail member volumes along with lower costs from cost savings initiatives.

General and Administrative Expense. General and administrative expense decreased by $57.3 million, or 33.1% to $115.6 million for the year ended December 31, 2015 from $172.9 million for the year ended December 31, 2014. Costs decreased $20.0 million in International Products primarily due to a decrease in charges of $18.6 million for legal reserves and fees related to the FCA inquiry and a benefit from foreign exchange. Costs decreased $17.8 million in Membership Products primarily due to a $12.0 million charge incurred in 2014 related to the CFPB matter. In addition, as a result of a settlement reached with the CFPB in July 2015, we recorded a $3.3 million favorable adjustment to our legal reserve in the second quarter of 2015. Corporate costs decreased by $16.6 million primarily from lower stock compensation costs of $5.5 million, the reversal of management fees of $5.2 million payable to our former owners Apollo and General Atlantic which were forgiven in the debt exchange completed on November 9, 2015, the favorable impact of foreign exchange of $2.2 million related to intercompany financing arrangements and lower professional fees of $2.8 million related to debt refinancing activities. The lower stock compensation costs were principally due to an adjustment in 2014 to modify a portion of the outstanding stock options by adjusting their exercise price and extending their contractual life.

Impairment of Goodwill and Other Long-Lived Assets. Our 2015 operating results include impairment charges of $93.2 million related to goodwill of $89.6 million and $3.6 million related to intangible assets (trademarks and tradenames) based on a failure of the annual goodwill impairment test in our Membership Products business which utilized a combination of the income and market approaches and incorporated assumptions that we believe marketplace participants would utilize in determining the fair value of Membership Products. Our 2014 operating results included an impairment charge related to goodwill of $292.4 million based on a failure of the annual goodwill impairment test in our Membership Products business which utilized a combination of the income and market approaches and incorporated assumptions that we believe marketplace participants would utilize in determining the fair value of Membership Products.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased by $19.9 million for the year ended December 31, 2015 to $89.8 million from $109.7 million for the year ended December 31, 2014, primarily from lower amortization expense recorded in 2015 as compared to 2014 in the amount of $10.2 million related to intangible assets acquired in various acquisitions, principally member relationships which are amortized on an accelerated basis. An additional decrease of $8.9 million relates to lower amortization of intangible assets acquired in connection with Affinion’s 2005 acquisition of the Cendant Marketing Services Division. The majority of these intangible assets are amortized on an accelerated basis.

Interest Expense. Interest expense decreased $8.1 million, or 3.6% to $215.6 million for the year ended December 31, 2015 from $223.7 million for the year ended December 31, 2014, as the impact of higher interest expense associated with higher interest rates and increased principal amount of term loan borrowings associated with the May 2014 Amendment (as defined below) of Affinion’s senior secured credit facility and the absence in 2015 of a favorable reserve adjustment recorded in the third quarter of 2014 was more than offset by lower accrued interest and lower deferred financing costs as a result of the 2015 Exchange Offers whereby approximately 93.7% of the Investments 13.50% senior subordinated notes and approximately 95.0% of Affinion Holdings’ 2013 senior notes were exchanged for Affinion Holdings’ Common Stock as of that date. Interest expense further decreased in our International business primarily due to the favorable impact of foreign exchange.

Gain (Loss) on Extinguishment of Debt. The gain on extinguishment of debt in 2015 in the amount of $318.9 million primarily relates to the 2015 Exchange Offers. The gain primarily represents the difference in the carrying value of the debt exchanged by investors, including unamortized deferred financing costs and debt discounts, and carrying value adjustments, as compared to the value of the new common stock issued in the exchange. The loss on extinguishment of debt in 2014 includes $14.6 million of unamortized deferred financing costs and debt discount associated with the May 2014 Amendment to Affinion’s senior secured credit facility and the debt exchange completed in the second quarter of 2014.

Income Tax Benefit (Expense). Income tax expense increased by $44.4 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014, primarily due to an increase in the current and deferred federal and state tax provisions for the year ended December 31, 2015, partially offset by a decrease in the current and deferred foreign tax provisions for the same period. The change in the deferred federal and state tax provisions which accounted for the largest movement was attributable to the tax benefit recorded pursuant to the goodwill impairment charge for the year ended December 31, 2014.

The Company’s effective income tax rates for the year ended December 31, 2015 and 2014 were 4.2% and 8.3%, respectively. The difference in the effective tax rates for the year ended December 31, 2015 and 2014 is primarily a result of the change from a loss before income taxes of $466.7 million for the year ended December 31, 2014 to income before income taxes of $141.8 million for the year ended December 31, 2015 and an increase in the income tax expense from a benefit of $38.5 million for the year ended December 31, 2014 to expense of $5.9 million for the year ended December 31, 2015. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amount of income it earns in those jurisdictions. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. In addition to state and foreign income taxes and related foreign tax credits, the requirement to maintain valuation allowances had the most significant impact on the difference between the Company’s effective tax rate and the statutory U.S. federal income tax rate of 35%.

Operating Segment Results

Net revenues and Segment EBITDA by operating segment are as follows:

	Year Ended December 31,
	Net Revenues			Segment EBITDA(1)
	2015	2014	Increase (Decrease)	2015	2014	Increase (Decrease)
	(in millions)
Membership Products	$404.5	$446.9	$(42.4)	$48.6	$62.2	$(13.6)
Insurance and Package Products	262.9	264.0	(1.1)	77.6	63.1	14.5
Global Loyalty Products	164.1	170.9	(6.8)	60.1	68.1	(8.0)
International Products	339.5	362.9	(23.4)	38.2	2.6	35.6
Eliminations	(1.2)	(1.9)	0.7	—	—	—

Total products	1,169.8	1,242.8	(73.0)	224.5	196.0	28.5
Corporate	—	—	—	(6.0)	(22.6)	16.6
Impairment of goodwill and other long-lived assets	—	—	—	(93.2)	(292.4)	199.2

Total	$1,169.8	$1,242.8	$(73.0)	125.3	(119.0)	244.3

Depreciation and amortization				(89.8)	(109.7)	19.9

Income (loss) from operations				$35.5	$(228.7)	$264.2

(1)	See “ —Financial Condition, Liquidity and Capital Resources—Covenant Compliance” and “—Financial Condition, Liquidity and Capital Resources – Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” below and Note 18 to our audited consolidated financial statements included elsewhere herein for a discussion on Segment EBITDA.

Membership Products. Membership Products net revenues decreased by $42.4 million, or 9.5%, to $404.5 million for the year ended December 31, 2015 as compared to $446.9 million for the year ended December 31, 2014. Net revenues decreased primarily due to the continued attrition of legacy members, including those from our large financial institution partners along with the absence of a favorable reserve adjustment of $6.0 million recorded in 2014. The decrease in net revenues related to our financial institution partners is principally due to the cessation of new marketing campaigns with those partners as a result of the regulatory issues that have negatively impacted these partners and we expect this downward trend in net revenues related to our financial institution partners to continue for the foreseeable future. Net revenues also decreased from lower revenue in our online and retail channels in the U.S. along with lower revenue as a result of the sale of our Prospectiv business in April 2014. These decreases were partially offset by increased revenues from new joins acquired through partners with whom we are actively marketing.

Segment EBITDA decreased by $13.6 million, or 21.9%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Segment EBITDA decreased as the impact of the lower net revenues of $42.4 million was partially offset by lower marketing and commissions of $1.5 million, lower operating costs of $8.3 million and lower general and administrative expenses of $17.8 million. The lower marketing and commissions were primarily the result of the migration of certain partner compensation arrangements from traditional bounty to advance commissions whereby the partner has the potential for additional revenue sharing. Our decision to terminate certain marketing channels reduced new marketing spend in 2015 the benefit of which was primarily offset by the acceleration of expensing advance commission payments to partners. The lower operating costs were primarily from lower product and servicing costs associated with the lower retail member volumes along with lower costs from cost savings initiatives. The lower general and administrative costs were primarily due to a $12.0 million charge incurred in 2014 related to the CFPB matter. In addition, as a result of a settlement reached with the CFPB in July 2015, we recorded a $3.3 million favorable adjustment to our legal reserve in the second quarter of 2015.

Insurance and Package Products. Insurance and Package Products net revenues decreased by $1.1 million, or 0.4%, to $262.9 million for the year ended December 31, 2015 as compared to $264.0 million for the year ended December 31, 2014. Insurance revenue increased approximately $5.3 million primarily due to a lower cost of insurance principally from an acceleration of claims in 2014 as a result of the conversion to a new primary insurance carrier partially offset by the negative impact from lower average supplemental insureds. Package revenue decreased approximately $6.4 million primarily due to the impact of lower average Package members.

Segment EBITDA increased by $14.5 million, or 23.0%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily from lower operating expenses of $15.6 million principally the result of lower marketing and commissions and lower employee related costs.

Global Loyalty Products. Revenues from Global Loyalty Products decreased by $6.8 million, or 4.0%, for the year ended December 31, 2015 to $164.1 million as compared to $170.9 million for the year ended December 31, 2014 as increased revenues from growth with new and existing clients were more than offset by lower revenue from the loss of a key client.

Segment EBITDA decreased by $8.0 million, or 11.7%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014, as the increased contribution associated with existing clients was more than offset by the loss of a key client and additional costs from one-time integration expenses incurred in the first quarter of 2015.

International Products. International Products net revenues decreased by $23.4 million, or 6.4%, to $339.5 million for the year ended December 31, 2015 as compared to $362.9 million for the year ended December 31, 2014. Net revenues increased $28.6 million on a currency consistent basis primarily from higher retail membership revenue in our online acquisition channel associated with increased members and higher price points along with growth in the wholesale sector. These increases were more than offset by the unfavorable impact from foreign exchange of $52.0 million.

Segment EBITDA increased $35.6 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014 as the lower net revenue of $23.4 million was more than offset by lower general and administration costs of $20.0 million, lower marketing and commissions of $23.5 million and lower operating costs of $15.5 million. General and administrative costs decreased primarily due to a decrease in charges of $18.6 million for legal reserves and fees related to the FCA inquiry and a benefit from foreign exchange of $3.7 million. The lower marketing and commissions and lower operating costs were primarily attributable to a favorable impact of foreign exchange of $22.1 million and $20.1 million, respectively.

Corporate

Corporate costs decreased by $16.6 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily from lower stock compensation costs of $5.5 million as 2014 included an adjustment to modify a portion of the outstanding stock options by adjusting their exercise price and extending their contractual life, the reversal of management fees of $5.2 million payable to our former owners Apollo and General Atlantic which were forgiven in the debt exchange completed on November 9, 2015, a favorable foreign exchange impact of $2.2 million related to intercompany financing arrangements and lower professional fees of $2.8 million related to debt refinancing activities.

Impairment of Goodwill and Other Long-Lived Assets

Our 2015 operating results include an impairment charge of $93.2 million related to goodwill of $89.6 million and $3.6 million related to intangible assets (trademarks and tradenames) based on a failure of the annual goodwill impairment test in our Membership Products business which utilized a combination of the income and market approaches and incorporated assumptions that we believe marketplace participants would utilize in determining the fair value of Membership Products. Our 2014 operating results included an impairment charge of $292.4 million based on a failure of the annual goodwill impairment test in our Membership Products business which utilized a combination of the income and market approaches and incorporated assumptions that we believe marketplace participants would utilize in determining the fair value of Membership Products.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table summarizes our consolidated results of operations for the years ended December 31, 2014 and 2013:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)
	(in millions)
Net revenues	$1,242.8	$1,334.7	$(91.9)

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	481.9	533.2	(51.3)
Operating costs	411.9	439.4	(27.5)
General and administrative	172.9	157.0	15.9
Impairment of goodwill and other long-lived assets	292.4	1.6	290.8
Facility exit costs	2.7	0.5	2.2
Depreciation and amortization	109.7	113.9	(4.2)

Total expenses	1,471.5	1,245.6	225.9

Income (loss) from operations	(228.7)	89.1	(317.8)
Interest income	0.3	0.4	(0.1)
Interest expense	(223.7)	(206.5)	(17.2)
Loss on extinguishment of debt	(14.6)	(4.6)	(10.0)
Other income (expense), net	—	0.1	(0.1)

Loss before income taxes and non-controlling interest	(466.7)	(121.5)	(345.2)
Income tax benefit (expense)	38.5	(13.6)	52.1

Net loss	(428.2)	(135.1)	(293.1)
Less: net income attributable to non-controlling interest	(0.5)	(0.4)	(0.1)

Net loss attributable to Affinion Group Holdings, Inc.	$(428.7)	$(135.5)	$(293.2)

Summary of Operating Results for the Year Ended December 31, 2014

The following is a summary of changes affecting our operating results for the year ended December 31, 2014.

Net revenues decreased $91.9 million, or 6.9%, for the year ended December 31, 2014 as compared to the same period of the prior year primarily from lower retail revenues from a decline in retail member volumes in our Membership Products business and lower revenue in our Insurance and Package Products business primarily from a higher cost of insurance and lower Package members partially offset by an increase in International net revenues primarily from higher retail membership revenue associated with increased members.

Segment EBITDA decreased $322.0 million as the impact of an impairment charge of $292.4 million recorded in 2014 related to the Membership business, the lower net revenues and higher general and administrative costs were partially offset by lower marketing and commissions and lower operating costs.

Historical 2014 Compared to Historical 2013

The following section provides an overview of our consolidated results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013.

Net Revenues. During the year ended December 31, 2014 we reported net revenues of $1,242.8 million, a decrease of $91.9 million, or 6.9%, as compared to net revenues of $1,334.7 million in the comparable period of 2013. Net revenues of our Membership Products decreased $85.0 million primarily due to a decline in retail member volumes related to the continuing regulatory challenges facing our large financial institution partners with respect to new marketing campaign launches. Insurance and Package Products revenues decreased $34.5 million primarily due to a higher cost of insurance from higher claims experience principally in the second and third quarters partially offset by lower claims in the fourth quarter. We continue to believe this is largely due to an acceleration of claims from future periods into this period in connection with the conversion to our new primary insurance carrier. Package revenue declined primarily due to the impact of lower average Package members. Global Loyalty Products net revenues increased $1.1 million as revenue from higher travel volume and the SkyMall acquisition in mid-

September was partially offset by lower revenues due to the slower ramp-up of new client programs. International Products net revenues increased $26.2 million primarily from higher retail membership revenue in both our online and offline acquisition channels associated with increased members and the absence of a non-recurring, non-cash charge of $8.2 million recorded in 2013 in connection with the recognition of retail revenue on a basis consistent with the Membership business.

Marketing and Commissions Expense. Marketing and commissions expense decreased by $51.3 million, or 9.6%, to $481.9 million for the year ended December 31, 2014 from $533.2 million for the year ended December 31, 2013. Marketing and commission expense decreased $43.2 million in Membership primarily due to lower commissions from lower retail member volumes, fewer marketing opportunities and a migration of certain partner compensation arrangements from traditional bounty to advance commissions whereby the partner has the potential for additional revenue sharing. Costs decreased in our Insurance and Package business by $16.2 million primarily due to higher marketing spend incurred in 2013 related to the conversion to our new primary insurance carrier along with lower commissions. These decreases were partially offset by an increase of $7.6 million in our International business primarily from increased spending in our offline retail channel, higher commissions and an increase due to foreign exchange.

Operating Costs. Operating costs decreased by $27.5 million, or 6.3%, to $411.9 million for the year ended December 31, 2014 from $439.4 million for the year ended December 31, 2013. Operating costs decreased $28.5 million in our Membership business primarily due to lower product and servicing costs associated with lower retail member volumes and lower product and servicing costs in our Insurance and Package business of $2.6 million primarily from lower Package members. These decreases were partially offset by an increase of $4.9 million in our International business primarily due to higher product, servicing and employee related costs.

General and Administrative Expense. General and administrative expense increased by $15.1 million, or 10.9% to $172.9 million for the year ended December 31, 2014 from $157.0 million for the year ended December 31, 2013. General and administrative costs increased $20.9 million in our International business primarily due to recording additional legal reserves and fees of $22.4 million related to the FCA inquiry. Costs increased $8.1 million in our Membership business primarily due to an increase in legal reserves of $12.0 million related to the CFPB inquiry, partially offset by lower employee related costs. Corporate costs decreased $1.6 million primarily from a decrease of $5.4 million in professional fees associated with debt amendments partially offset by $3.4 million from the unfavorable impact of unrealized foreign exchange on intercompany borrowings recorded in 2014 as compared to 2013. Costs decreased in our Insurance and Package business by $13.8 million primarily due to the benefit of the absence in 2014 of a charge recorded in 2013 for $14.5 million related to a contract termination settlement with our former primary insurance carrier as part of our decision to transfer a significant portion of our AD&D business to a new carrier.

Impairment of Goodwill and Other Long-Lived Assets. Our 2014 operating results include an impairment charge of $292.4 million based on a failure of the annual goodwill impairment test in our Membership Products business which utilized a combination of the income and market approaches and incorporated assumptions that we believe marketplace participants would utilize in determining the fair value of Membership Products. Our 2013 operating results include an impairment charge of $1.6 million related to Prospectiv’s remaining unamortized intangible assets of $1.3 million and the net book value of property and equipment of $0.3 million, primarily the result of lower projected future cash flows.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased by $4.2 million for the year ended December 31, 2014 to $109.7 million from $113.9 million for the year ended December 31, 2013, primarily from recording lower amortization of $2.4 million on the intangible assets acquired in connection with Affinion’s acquisition of the Cendant Marketing Services Division as the majority of those intangibles are amortized on an accelerated basis. This amortization expense is based upon an allocation of values to intangible assets and is being amortized over lives ranging from 3 years to 15 years. In addition, lower amortization expense was recorded in 2014 as compared to 2013 in the amount of $6.7 million related to intangible assets acquired in various acquisitions, principally member relationships which are amortized on an accelerated basis. Depreciation expense increased $4.5 million primarily the result of recent capital expenditures related to various upgrades in international systems.

Interest Expense. Interest expense increased by $17.2 million, or 8.3%, to $223.7 million for the year ended December 31, 2014 from $206.5 million for the year ended December 31, 2013, primarily due to higher interest expense from higher interest rate debt as a result of the debt exchange completed in the fourth quarter of 2013, higher interest expense associated with higher Affinion revolving credit facility borrowings and higher interest rates and increased principal amount of term loan borrowings associated with the May 2014 Amendment to Affinion’s senior secured credit facility. These increases were partially offset by a favorable reserve adjustment recorded in the third quarter of 2014.

Loss on Extinguishment of Debt. Loss on extinguishment of debt in 2014 includes $14.6 million of unamortized deferred financing costs and debt discount associated with the May 2014 Amendment to Affinion’s senior secured credit facility and the debt exchange completed in the second quarter of 2014.

Income Tax Benefit (Expense). The income tax provision decreased by $52.1 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, primarily due to a decrease in the current state and foreign tax liabilities and the deferred federal and state tax liabilities primarily due to the goodwill impairment charge for the year ended December 31, 2014, partially offset by an increase in the foreign deferred tax liabilities for the same period.

The Company’s effective income tax rates for the year ended December 31, 2014 and 2013 were 8.3% and (11.2)%, respectively. The difference in the effective tax rates for the year ended December 31, 2014 and 2013 is primarily a result of the increase in loss before income taxes from $121.5 million for the year ended December 31, 2013 to $466.7 million for the year ended December 31, 2014 and a decrease in income tax expense from $13.6 million for the year ended December 31, 2013 to a benefit of $38.5 million for the year ended December 31, 2014. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amount of income it earns in those jurisdictions. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. In addition to state and foreign income taxes and related foreign tax credits, the requirement to maintain valuation allowances had the most significant impact on the difference between the Company’s effective tax rate and the statutory U.S. federal income tax rate of 35%.

Operating Segment Results

Net revenues and Segment EBITDA by operating segment are as follows:

	Year Ended December 31,
	Net Revenues			Segment EBITDA (1)
	2014	2013	Increase (Decrease)	2014	2013	Increase (Decrease)
	(in millions)
Membership Products	$446.9	$531.9	$(85.0)	$62.2	$85.9	$(23.7)
Insurance and Package Products	264.0	298.5	(34.5)	63.1	65.0	(1.9)
Global Loyalty Products	170.9	169.8	1.1	68.1	67.0	1.1
International Products	362.9	336.7	26.2	2.6	9.8	(7.2)
Eliminations	(1.9)	(2.2)	0.3	—	—	—

Total products	1,242.8	1,334.7	(91.9)	196.0	227.7	(31.7)
Corporate	—	—	—	(22.6)	(23.1)	0.5
Impairment of goodwill and other long-lived assets	—	—	—	(292.4)	(1.6)	(290.8)

Total	$1,242.8	$1,334.7	$(91.9)	(119.0)	203.0)	(322.0)

Depreciation and amortization				(109.7)	(113.9)	4.2

Income (loss) from operations				$(228.7)	$(89.1)	$(317.8)

(1)	See “—Financial Condition, Liquidity and Capital Resources—Covenant Compliance” and “—Financial Condition, Liquidity and Capital Resources—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” below and Note 18 to our audited consolidated financial statements included elsewhere herein for a discussion on Segment EBITDA.

Membership Products. Membership Products net revenues decreased by $85.0 million, or 16.0%, to $446.9 million for the year ended December 31, 2014 as compared to $531.9 million for the year ended December 31, 2013. Net revenues decreased primarily due to a decline in retail member volumes related to the continuing regulatory challenges facing our large financial institution partners with respect to new marketing campaign launches and we expect this downward trend in net revenues related to our financial institution partners to continue for the foreseeable future. Net revenues also decreased as a result of lower revenue in our online channel in the U.S. and lower revenue as a result of the sale of our Prospectiv business in April 2014. These decreases were partially offset by a favorable reserve adjustment of $6.0 million.

Segment EBITDA decreased by $23.7 million, or 27.6%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Segment EBITDA decreased as the impact of the lower net revenues of $85.0 million and higher general and administrative costs of $8.1 million was partially offset by lower marketing and commissions of $43.2 million and lower operating costs of $28.5 million. The lower marketing and commissions were primarily the result of reduced commissions principally from lower retail member volumes, fewer marketing opportunities and a migration of certain partner commission arrangements from traditional bounty to advance commissions whereby the partner has the potential for additional revenue sharing. Operating costs decreased primarily from lower product and servicing costs associated with the lower retail member volumes. General and administrative costs increased primarily due to an increase in legal reserves of $12.0 million related to the CFPB inquiry, partially offset by lower employee related costs.

Insurance and Package Products. Insurance and Package Products net revenues decreased by $34.5 million, or 11.6%, to $264.0 million for the year ended December 31, 2014 as compared to $298.5 million for the year ended December 31, 2013. Insurance revenue decreased approximately $25.2 million primarily due to a higher cost of insurance from higher claims experience principally in the second and third quarters partially offset by lower claims in the fourth quarter. We continue to believe this is largely due to an acceleration of claims from future periods into this period in connection with the conversion to our new primary insurance carrier. Package revenue decreased approximately $9.3 million primarily due to the impact of lower average Package members.

Segment EBITDA decreased by $1.9 million, or 2.9%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013 as the lower net revenue of $34.5 million was partially offset by lower marketing and commissions of $16.2 million, lower general and administrative costs of $13.8 million and lower operating costs of $2.6 million. The lower marketing and commissions was primarily due to higher marketing spend incurred in 2013 related to the conversion to our new primary insurance carrier. General and administrative costs decreased primarily from the absence in 2014 of costs associated with a contract termination settlement with our former primary insurance carrier recorded in 2013 totaling $14.5 million. Operating costs decreased from lower product and servicing costs related to lower Package members.

Global Loyalty Products. Revenues from Global Loyalty Products increased by $1.1 million, or 0.6%, for the year ended December 31, 2014 to $170.9 million as compared to $169.8 million for the year ended December 31, 2013 as increased revenues from higher travel volume and the contributions from the acquisition of SkyMall on September 9, 2014 were partially offset by lower revenues due to the slower ramp-up of new client programs.

Segment EBITDA increased by $1.1 million, or 1.6%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013, primarily due to the increase in net revenues as total operating expenses were essentially flat in 2014 as compared to 2013.

International Products. International Products net revenues increased by $26.2 million, or 7.8%, to $362.9 million for the year ended December 31, 2014 as compared to $336.7 million for the year ended December 31, 2013. Net revenues increased primarily from higher retail membership revenue in both our online and offline acquisition channels associated with increased members and the absence of a non-recurring, non-cash charge of $8.2 million recorded in 2013 in connection with the recognition of retail revenue on a basis consistent with the Membership business.

Segment EBITDA decreased by $7.2 million, or 73.5%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013 as the positive impact of the higher revenue of $26.2 million was more than offset by higher marketing and commissions of $7.6 million, higher operating costs of $4.9 million and higher general and administrative expenses of $20.9 million. Marketing and commissions increased primarily from increased spending in our offline retail channel, higher commissions and the impact of foreign exchange. Operating costs increased primarily from higher product, servicing and employee related costs. General and administrative costs increased primarily due to recording additional legal reserves and fees of $22.4 million related to the FCA inquiry.

Corporate

Corporate costs decreased by $0.5 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily from a decrease of $4.3 million in professional fees associated with debt amendments partially offset by $3.4 million from the unfavorable impact of unrealized foreign exchange on intercompany borrowings recorded in 2014 as compared to 2013.

Impairment of Goodwill and Other Long-Lived Assets

Our 2014 operating results include an impairment charge of $292.4 million based on a failure of the annual goodwill impairment test in our Membership Products business which utilized a combination of the income and market approaches and incorporated assumptions that we believe marketplace participants would utilize in determining the fair value of Membership Products. Our 2013 operating results include an impairment charge of $1.6 million related to Prospectiv’s remaining unamortized intangible assets of $1.3 million and the net book value of property and equipment of $0.3 million, primarily the result of lower projected future cash flows.

Financial Condition, Liquidity and Capital Resources

Financial Condition—December 31, 2015 and December 31, 2014

	December 31, 2015	December 31, 2014	Increase (Decrease)
	(in millions)
Total assets	$819.4	$1,019.6	$(200.2)
Total liabilities	2,402.4	2,866.1	(463.7)
Total deficit	(1,583.0)	(1,846.5)	263.5

Total assets decreased by $200.2 million principally due to (i) a decrease in goodwill of $96.4 million, principally due to the write-off of $89.6 million of goodwill attributed to Membership Products, (ii) a decrease in other intangibles, net of $48.3 million, principally due to amortization expense of $42.4 million, and (iii) a decrease in property and equipment of $19.5 million, principally due to depreciation expense of $47.1 million, partially offset by additions of $31.7 million.

Total liabilities decreased by $463.7 million, primarily due to a decrease in long-term debt of $363.0 million in connection with the extinguishment of $337.3 million of Affinion’s 13.50% senior subordinated notes due 2018 (Affinion’s “2013 senior subordinated notes”) and $247.4 million of Affinion Holdings’ 2013 senior notes, partially offset by issuance of $110.0 million of International Notes by Affinion International, one of the Company’s wholly-owned subsidiaries, and the recognition of a carrying value adjustment in connection with the 2015 Transactions of $97.9 million (see “—Credit Facilities and Long-term Debt).

Total deficit decreased by $263.5 million, principally due to the issuance of common stock with a fair value of $133.5 million in connection with the 2015 Exchange Offers and 2015 Rights Offering and net income attributable to the Company of $135.3 million.

Liquidity and Capital Resources

Our primary sources of liquidity on both a short-term and long-term basis are cash on hand and cash generated through operating and financing activities. Our primary cash needs are to service our indebtedness and for working capital, capital expenditures and general corporate purposes. Many of the Company’s significant costs are variable in nature, including marketing and commissions. The Company has a great degree of flexibility in the amount and timing of marketing expenditures and focuses its marketing expenditures on its most profitable marketing opportunities. Commissions correspond directly with revenue generated and have been decreasing as a percentage of revenue over the last several years. In addition, the 2015 Exchange Offers and 2015 Rights Offering provided us with significant cash flow benefits, by reducing overall net debt by approximately $585 million, reducing annual cash interest payments by approximately $50 million, and improving overall liquidity by approximately $95 million. We believe, based on our current operations and new business prospects, coupled with our flexibility in the amount and timing of marketing expenditures, that our cash on hand and borrowing availability under Affinion’s revolving credit facility will be sufficient to meet our liquidity needs for the next twelve months and in the foreseeable future, including the $1.9 million quarterly amortization payments on Affinion’s first lien term loan facility under Affinion’s senior secured credit facility. In addition, we do not expect to be required to make any excess cash flow or other mandatory prepayments in the near future under Affinion’s first lien term loan facility.

In addition to quarterly amortization payments, the first lien term loan facility requires mandatory prepayments under certain conditions. First, a prepayment may be required based on excess cash flows as defined in Affinion’s senior secured credit facility. For this purpose, excess cash flow for any annual accounting period is defined as Affinion’s adjusted EBITDA reduced by debt service, increases to working capital, capital expenditures and business acquisitions net of external funding and certain other uses of cash. Increases to excess cash flow include decreases to working capital and certain other receipts of cash. If the excess cash flow calculation for any annual accounting period is positive, a prepayment of the first lien term loan facility in an amount equal to a percentage of the excess cash flow may be required. Such percentage is determined based upon the senior secured leverage ratio as of the end of the applicable annual accounting period. The excess cash flow computations for 2013, 2014 and 2015 did not result in a mandatory prepayment of principal for such annual periods. Second, a prepayment may be required with the net proceeds of certain asset sales. However, such net proceeds will not be required to be applied to prepay Affinion’s senior secured credit facility if they are applied to acquire, maintain, develop, construct, improve or repair assets useful in our business or to make acquisitions or other permitted investments within 12 months, or, if committed to be so applied within 12 months, within 18 months.

Under Affinion’s 2010 senior notes and the International Notes, the net cash proceeds of certain asset sales may also be required to be applied to prepay certain of our indebtedness. However, such net proceeds will not be required to be applied to prepay indebtedness if they are applied to make an investment in one or more businesses or capital expenditures or to acquire assets that are useful to our business within 365 days, or, if committed to be so applied within 365 days, within 545 days.

Affinion Holdings is a holding company, with no direct operations and no significant assets other than the ownership of 100% of the stock of Affinion. Because we conduct our operations through our subsidiaries, our cash flows and our ability to service our indebtedness is dependent upon cash dividends and distributions or other transfers from our subsidiaries. The terms of Affinion’s senior secured credit facility and the indenture governing Affinion’s 2010 senior notes significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. The terms of each of these debt instruments provide Affinion with “baskets” that can be used to make certain types of “restricted payments,” including dividends or other distributions to us. If Affinion does not have sufficient payment capacity in the baskets with respect to its existing debt agreements in order to make payments to us, we may be unable to service any cash payments on Affinion Holdings’ 2013 senior notes.

Affinion did not pay any cash dividends to us during years ended December 31, 2015, 2014 or 2013. On November 13, 2013, Affinion loaned $18.9 million to Affinion Holdings to be utilized by us to make the November 2013 interest payments on our 11.625% Senior Notes due 2015 (Affinion Holdings’ “2010 senior notes”). On December 11, 2013, Affinion loaned $2.6 million to Affinion Holdings to be utilized by us to make interest payments on Affinion Holdings’ 2010 senior notes to tendering debt holders participating in Affinion Holdings’ debt exchange. On each of May 13, 2014 and November 14, 2014, Affinion loaned $1.9 million to Affinion Holdings to be utilized by us to make interest payments on Affinion Holdings’ 2010 senior notes. On each of May 14, 2015 and November 13, 2015, Affinion loaned $1.9 million to Affinion Holdings to be utilized by us to make interest payments on Affinion Holdings’ 2010 senior notes.

Although we historically have a working capital deficit, a major factor included in this deficit is deferred revenue resulting from the cash collected from annual memberships that is deferred until the appropriate refund period has concluded. As the membership base continues to shift away from memberships billed annually to memberships billed monthly, it will have a negative effect on our operating cash flow. However, we anticipate that in future periods the reduced cash interest expense will favorably impact the operating cash and offset the working capital deficit that will continue for the foreseeable future. In spite of our historical working capital deficit, we have been able to operate effectively primarily due to our cash flows from operations and Affinion’s available revolving credit facility. In addition, during 2016 and 2017, our required quarterly amortization payments under the first lien term loan facility will be nominal and we also do not anticipate any other mandatory principal prepayments under the first lien term loan facility.

Cash Flows—Years Ended December 31, 2015 and 2014

At December 31, 2015, we had $55.4 million of cash and cash equivalents on hand, an increase of $23.1 million from $32.3 million at December 31, 2014. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Years Ended December 31,
	2015	2014	Change
	(in millions)
Cash provided by (used in):
Operating activities	$10.4	$37.0	$(26.6)
Investing activities	(32.2)	(70.9)	38.7
Financing activities	46.8	48.1	(1.3)
Effect of exchange rate changes	(1.9)	(2.0)	0.1

Net change in cash and cash equivalents	$23.1	$12.2	$10.9

Operating Activities

During the year ended December 31, 2015, we generated $26.6 million less cash from operating activities than during the year ended December 31, 2014. Segment EBITDA, excluding non-cash impairment charges, increased $45.1 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. This increase was more than offset by several unfavorable working capital changes including payments totaling $21.5 million incurred in 2015 for customer refunds under the FCA settlement arrangement, higher interest payments of $12.6 million primarily related to the Affinion 2013 senior subordinated notes as a result of the timing of payments whereby we paid lower interest in 2014 under the terms of the note agreement governing such notes, lower deferred revenue of $6.8 million primarily from the decrease in the membership base and an unfavorable impact of $27.1 million from the profit sharing receivable which was primarily due to the timing of cash settlements as a result of the termination of our agreement with our primary insurance carrier that shifted a significant portion of our AD&D business to carriers that do not have a profit sharing arrangement.

Investing Activities

We used $38.7 million less cash in investing activities during the year ended December 31, 2015 as compared to the year ended December 31, 2014. During the year ended December 31, 2015, we used $31.4 million for capital expenditures and $1.7 million for acquisition-related payments, and also received $1.5 million in connection with the sale of an investment. During the year ended December 31, 2014, we used $51.0 million for capital expenditures and $22.0 million for acquisition-related payments.

Financing Activities

We generated $1.3 million less cash from financing activities during the year ended December 31, 2015 as compared to the year ended December 31, 2014. During the year ended December 31, 2015, we issued the International Notes and shares of Common Stock for $110.0 million, had net repayments under Affinion’s revolving credit facility and payments on Affinion’s first lien term loan of $5.0 million and $7.8 million, respectively, and paid $34.8 million upon maturity of Affinion Holdings’ 2010 senior notes and Affinion’s 11.5% Senior Subordinated Notes due 2015 (Affinion’s “2006 senior subordinated notes”). We also paid financing costs related to the debt exchanges and issuance of the International Notes of $14.7 million. During the year ended December 31, 2014, we had net repayments under Affinion’s revolving credit facility of $41.0 million, refinanced a portion of Affinion’s debt resulting in new second lien term loan borrowings of $425.0 million and repayments of Affinion’s term loan debt of $311.6 million, paid financing costs of $21.9 million and made other principal payments on Affinion’s debt of $4.5 million.

Cash Flows—Years Ended December 31, 2014 and 2013

At December 31, 2014, we had $32.3 million of cash and cash equivalents on hand, an increase of $12.2 million from $20.1 million at December 31, 2013. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Year Ended December 31,
	2014	2013	Change
	(in millions)
Cash provided by (used in):
Operating activities	$37.0	$1.2	$35.8
Investing activities	(70.9)	(51.1)	(19.8)
Financing activities	48.1	18.1	30.0
Effect of exchange rate changes	(2.0)	—	(2.0)

Net change in cash and cash equivalents	$12.2	$(31.8)	$44.0

Operating Activities

During the year ended December 31, 2014, we generated $35.8 million more cash from operating activities than during the year ended December 31, 2013. Segment EBITDA decreased by $322.0 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, which includes the impact in 2014 of the $292.4 million charge for the impairment of goodwill attributed to Membership Products (see “—Results of Operations”). In addition, Segment EBITDA for the year ended December 31, 2013 was adversely impacted by $11.7 million of general and administrative expenses related to the refinancing of Affinion’s 2006 senior subordinated notes. Accounts payables and accrued expenses generated cash flows in 2014 that were $45.5 million more favorable than in 2013, principally due to accruals and payments related to litigation matters and lower interest payments. In addition, profit sharing receivables from insurance carriers generated cash flows in 2014 that were $26.0 million more favorable than in 2013, primarily due to the transition of a portion of the insurance business to carriers with whom the Company does not have profit sharing arrangements.

Investing Activities

We used $19.8 million more cash in investing activities during the year ended December 31, 2014 as compared to the year ended December 31, 2013. During the year ended December 31, 2014, we used $51.0 million for capital expenditures and $22.0 million for acquisition-related payments. During the year ended December 31, 2013, we used $46.3 million for capital expenditures and $3.6 million for acquisition-related payments.

Financing Activities

We generated $30.0 million more cash from financing activities during the year ended December 31, 2014 as compared to the year ended December 31, 2013. During the year ended December 31, 2014, we had net repayments under Affinion’s revolving credit facility of $41.0 million, refinanced a portion of Affinion’s debt resulting in new Affinion second-lien term loan borrowings of $425.0 million and repayments of Affinion’s term loan debt of $311.6 million, paid financing costs of $23.0 million and made other principal payments on our debt of $4.5 million. During the year ended December 31, 2013, we had net borrowings under Affinion’s revolving credit facility of $46.0 million, made principal payments on borrowings of $11.8 million and paid financing costs of $15.5 million in connection with the exchanges for Affinion Holdings’ 2010 senior notes and Affinion’s 2006 senior subordinated notes.

Credit Facilities and Long-Term Debt

General

As a result of the Apollo Transactions, we became a highly leveraged company, and we continue to be a highly leveraged company. As of December 31 2015, we had approximately $1.8 billion in indebtedness.

At December 31, 2015, on a consolidated basis, Affinion had $761.4 million outstanding under Affinion’s first lien term loan ($781.2 million, including carrying value adjustment), $425.0 million outstanding under Affinion’s second lien term loan ($428.2 million, including carrying value adjustment), $475.0 million ($531.9 million including discount and carrying value adjustment) outstanding under Affinion’s 2010 senior notes, $22.6 million outstanding under Affinion’s 2013 senior subordinated notes, $110.0 million outstanding under the International Notes ($132.7 million including carrying value adjustment) and $13.1 million outstanding under Affinion Holdings’ 2013 senior notes. At December 31, 2015, there were no borrowings outstanding under Affinion’s revolving credit facility and Affinion had $67.0 million available under Affinion’s revolving credit facility after giving effect to the issuance of $13.0 million of letters of credit.

As of December 31, 2015, Affinion’s senior secured credit facility and the indentures governing Affinion’s 2010 senior notes and the International Notes contained various restrictive covenants that apply to Affinion. As of December 31, 2015, Affinion was in compliance with the restrictive covenants under Affinion’s debt agreements. In connection with the 2015 Exchange Offers, the holders consented to the removal of all of the restrictive covenants and certain of the default provisions from the indenture governing the Investments senior subordinated notes and the note agreement governing Affinion’s 2013 senior subordinated notes.

Affinion’s Senior Secured Credit Facility

On April 9, 2010, Affinion, as borrower, and Affinion Holdings, as a guarantor, entered into a $1.0 billion amended and restated senior secured credit facility with its lenders (consisted of a five-year $125.0 million revolving credit facility and an $875.0 million term loan facility), which amended and restated its prior senior secured credit facility. We refer to Affinion’s amended and restated senior secured credit facility, as amended from time to time, including by the Incremental Assumption Agreements (as defined below) and the May 2014 Amendment (as defined below) as “Affinion’s senior secured credit facility.”

On December 13, 2010, Affinion, as borrower, Affinion Holdings and certain of Affinion’s subsidiaries entered into an Incremental Assumption Agreement with two of Affinion’s lenders (the “Revolver Incremental Assumption Agreement,” and together with the Term Loan Incremental Assumption Agreement, the “Incremental Assumption Agreements”) which resulted in an increase in the revolving credit facility from $125.0 million to $160.0 million, with a further increase to $165.0 million in January 2011. On February 11, 2011, Affinion, as borrower, Affinion Holdings and certain of Affinion’s subsidiaries entered into, and simultaneously closed under, the Term Loan Incremental Assumption Agreement, which resulted in an increase in the term loan facility from $875.0 million to $1.125 billion. On November 20, 2012, Affinion, as Borrower, and Affinion Holdings entered into an amendment to Affinion’s senior secured credit facility, which (i) increased the margins on LIBOR loans from 3.50% to 5.00% and on base rate loans from 2.50% to 4.00%, (ii) replaced the financial covenant requiring Affinion to maintain a maximum consolidated leverage ratio with a financial covenant requiring Affinion to maintain a maximum senior secured leverage ratio, and (iii) adjusted the ratios under the financial covenant requiring Affinion to maintain a minimum interest coverage ratio. On December 12, 2013, in connection with the refinancing of Affinion’s 2006 senior subordinated notes and Affinion Holdings’ 2010 senior notes, Affinion, as Borrower, and Affinion Holdings, entered into an amendment to Affinion’s senior secured credit facility, which (i) provided permission for the consummation of the exchange offers for Affinion’s 2006 senior subordinated notes and Affinion Holdings’ 2010 senior notes, (ii) removed the springing maturity provisions applicable to the term loan facility, (iii) modified the senior secured leverage ratio financial covenant in Affinion’s senior secured credit facility, (iv) provided additional flexibility for Affinion to make dividends to Affinion Holdings to be used to make certain payments with respect to Affinion Holdings’ indebtedness and to repay, repurchase or redeem subordinated indebtedness of Affinion, and (v) increased the interest margins by 0.25% to 5.25% on LIBOR loans and 4.25% on base rate loans. The amendment became effective upon the satisfaction of the conditions precedent set forth therein, including the payment by Affinion of the consent fee equal to 0.25% of the sum of (i) the aggregate principal amount of all term loans and (ii) the revolving loan commitments in effect, in each case, held by each lender that entered into the amendment on the date of effectiveness of the amendment.

On May 20, 2014, Affinion, as borrower, and Affinion Holdings entered into an amendment to Affinion’s senior secured credit facility (the “May 2014 Amendment”), which (i) extended the maturity to April 30, 2018 of $775.0 million in aggregate principal amount of existing senior secured term loan and existing senior secured revolving loans, which loans were designated as first lien term loans, (ii) extended the maturity to October 31, 2018 of $377.9 million in aggregate principal amount of existing senior secured term loans on a second lien senior secured basis, which, together with additional borrowings obtained on the same terms, total $425.0 million, (iii) extended the maturity to January 29, 2018 of $80.0 million of the commitments (and related obligations) under the existing senior secured revolving credit facility on a first lien senior secured basis, (iv) reduced the commitments under the existing senior secured revolving credit facility by $85.0 million and (v) removed the existing financial covenant requiring Affinion to maintain a minimum interest coverage ratio.

Affinion’s revolving credit facility includes a letter of credit subfacility and a swingline loan subfacility. Affinion’s first lien term loan facility matures in April 2018 and Affinion’s second lien term loan facility matures in October 2018. Affinion’s first lien term loan facility provides for quarterly amortization payments totaling 1% per annum, with the balance payable upon the final maturity date. Affinion’s second lien term loan facility does not provide for quarterly amortization payments. Affinion’s senior secured credit facility also requires mandatory prepayments of the outstanding term loans based on excess cash flow (as defined), if any, and the proceeds from certain specified transactions. The interest rates with respect to Affinion’s first lien term loan and revolving loans under Affinion’s senior secured credit facility are based on, at Affinion’s option, (a) the higher of (i) adjusted LIBOR and (ii) 1.50%, in each case plus 5.25%, or (b) the highest of (i) Deutsche Bank Trust Company Americas’ prime rate, (ii) the Federal Funds Effective Rate plus 0.5% and (iii) 2.50% (“ABR”), in each case plus 4.25%. The interest rates with respect to Affinion’s second lien term loan under Affinion’s senior secured credit facility are based on, at Affinion’s option, (a) the higher of (i) adjusted LIBOR and (ii) 1.50%, in each case plus 7.00%, or (b) the highest of (i) Deutsche Bank Trust Company Americas’ prime rate, (ii) the Federal Funds Effective Rate plus 0.5% and (iii) 2.50%, in each case plus 6.00%. The weighted average interest rate on the term loan for the period from January 1, 2014 through May 20, 2014 and for the year ended December 31, 2013 was 6.75% per annum. The weighted average interest rate on the first lien term loan and second lien term loan for the year ended December 31, 2015 and for the period from May 20, 2014 through December 31, 2014 was 6.75% and 8.50%, respectively. The weighted average interest rate on revolving credit facility borrowings for the years ended December 31, 2015, 2014 and 2013 was 7.2%, 7.2% and 7.1%, respectively. Affinion’s obligations under its senior secured credit facility are, and Affinion’s obligations under any interest rate protection or other hedging arrangements entered into with a lender or any of its affiliates will be, guaranteed by Affinion Holdings and by each of Affinion’s existing and subsequently acquired or organized domestic subsidiaries, subject to certain exceptions. Affinion’s senior secured credit facility is secured to the extent legally permissible by substantially all the assets of (i) Affinion Holdings, which consists of a pledge of all of Affinion’s capital stock and (ii) Affinion and the subsidiary guarantors, including but not limited to: (a) a pledge of substantially all capital stock held by Affinion or any subsidiary guarantor and (b) security interests in substantially all tangible and intangible assets of Affinion and each subsidiary guarantor, subject to certain exceptions. Affinion’s senior secured credit facility also contains financial, affirmative and negative covenants. The negative covenants in Affinion’s senior secured credit facility include, among other things, limitations (all of which are subject to certain exceptions) on Affinion’s (and in certain cases, Affinion Holdings’) ability to declare dividends and make other distributions, redeem or repurchase its capital stock; prepay, redeem or repurchase certain of Affinion’s subordinated indebtedness; make loans or investments (including acquisitions); incur additional indebtedness (subject to certain exceptions); enter into agreements that would restrict the ability of Affinion’s subsidiaries to pay dividends; merge or enter into acquisitions; sell Affinion’s assets; and enter into transactions with its affiliates. Affinion’s senior secured credit facility also requires Affinion to comply with a financial maintenance covenant with a maximum ratio of senior secured debt (as defined in Affinion’s senior secured credit facility) to EBITDA (as defined in Affinion’s senior secured credit facility) of 4.25:1.00. A portion of the April 2010 proceeds of the term loan under Affinion’s senior secured credit facility were utilized to repay the outstanding balance of its then existing senior secured term loan, including accrued interest, of $629.7 million and pay fees and expenses of approximately $27.0 million. Any borrowings under the revolving credit facility are available to fund Affinion’s working capital requirements, capital expenditures and for other general corporate purposes.

Affinion Holdings’ 2010 Senior Notes

On October 5, 2010, Affinion Holdings issued $325.0 million aggregate principal amount of its 2010 senior notes. On November 16, 2015, Affinion Holdings used approximately $32.2 million to repay all of the then outstanding 2010 senior notes upon maturity. For a discussion of the exchange transactions that involved the reduction of the principal amount of Affinion Holdings’ 2010 senior notes prior to their maturity, see “—December 2013 Exchange Offers” and “—June 2014 Exchange Offer” below.

On August 24, 2011, pursuant to the registration rights agreement entered into in connection with the issuance of Affinion Holdings’ 2010 senior notes, Affinion Holdings completed a registered exchange offer and exchanged all of Affinion Holdings’ then-outstanding 2010 senior notes for a like principal amount of its 2010 senior notes that have been registered under the Securities Act.

Affinion’s 2010 Senior Notes

On November 19, 2010, Affinion completed a private offering of $475.0 million aggregate principal amount of Affinion’s 2010 senior notes providing net proceeds of $471.5 million. Affinion’s 2010 senior notes bear interest at 7.875% per annum payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 2011. Affinion’s 2010 senior notes will mature on December 15, 2018. Affinion’s 2010 senior notes are redeemable at Affinion’s option prior to maturity. The indenture governing Affinion’s 2010 senior notes contains negative covenants which restrict the ability of Affinion and its restricted subsidiaries to engage in certain transactions and also contains customary events of default. Affinion’s obligations under Affinion’s 2010 senior notes are jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by each of Affinion’s existing and future domestic subsidiaries that guarantee Affinion’s indebtedness under Affinion’s senior secured credit facility (other than Affinion Investments and Affinion Investments II, LLC (“Affinion Investments II”)). Affinion’s 2010 senior notes and guarantees thereof are senior unsecured obligations of Affinion and rank equally with all of Affinion’s and the guarantors’ existing and future senior indebtedness and senior to Affinion’s and the guarantors’ existing and future subordinated indebtedness. Affinion’s 2010 senior notes are therefore effectively subordinated to Affinion’s and the guarantors’ existing and future secured indebtedness, including Affinion’s obligations under Affinion’s senior secured credit facility, to the extent of the value of the collateral securing such indebtedness. Affinion’s 2010 senior notes are structurally subordinated to all indebtedness and other obligations of each of Affinion’s existing and future subsidiaries that are not guarantors, including the Investments senior subordinated notes. On August 24, 2011, pursuant to the registration rights agreement entered into in connection with the issuance of Affinion’s 2010 senior notes, Affinion completed a registered exchange offer and exchanged all of Affinion’s then-outstanding 2010 senior notes for a like principal amount of Affinion’s 2010 senior notes that have been registered under the Securities Act.

December 2013 Exchange Offers

In December 2013, Affinion Holdings and Affinion completed exchange offers and consent solicitations pursuant to which, among other things, (i) $292.8 million principal amount of Affinion Holdings’ 2010 senior notes were exchanged by the holders thereof for $292.8 million principal amount of Affinion Holdings’ 2013 senior notes, 13.5 million Series A Warrants and 70.2 million Series B Warrants, (ii) $352.9 million principal amount of Affinion’s 2006 senior subordinated notes were exchanged by the holders thereof for $360.0 million principal amount of the Investments senior subordinated notes issued by its wholly-owned subsidiary, Affinion Investments, (iii) Affinion issued $360.0 million principal amount of Affinion’s 2013 senior subordinated notes to Affinion Investments in exchange for all of Affinion’s 2006 senior subordinated notes received by it in the exchange offer, (iv) Affinion Holdings entered into a supplemental indenture pursuant to which substantially all of the restrictive covenants were eliminated in the indenture governing Affinion Holdings’ 2010 senior notes, and (v) Affinion entered into a supplemental indenture pursuant to which substantially all of the restrictive covenants were eliminated in the indenture governing Affinion’s 2006 senior subordinated notes.

Prior to the consummation of the 2015 Exchange Offers, (a) the Series A Warrants were exercisable at any time at the option of the holders at an exercise price of $0.01 per share of Class B Common Stock and would have expired on December 12, 2023 and (b) the Series B Warrants were not exercisable until and unless on December 12, 2017, 5% or more in aggregate principal amount of Affinion Holdings’ 2013 senior notes were then outstanding and unpaid, whereupon, if it were ever to occur, the Series B Warrants would have been exercisable from December 12, 2017 through December 12, 2023 at an exercise price of $0.01 per share of Class B Common Stock.

In connection with the December 2013 exchange, Affinion Holdings recognized a loss of $4.6 million, representing the write-off of unamortized debt issuance costs and discounts of $2.8 million and $1.8 million, respectively. In connection with the exchange offer and consent solicitation relating to Affinion Holdings’ 2010 senior notes and the issuance of Affinion Holdings’ 2013 senior notes, Affinion Holdings incurred financing costs of $4.7 million. In connection with the exchange offer and consent solicitation relating to Affinion’s 2006 senior subordinated notes and the issuance of Affinion’s 2013 senior subordinated notes, Affinion incurred financing costs of $5.9 million, which are included in other non-current assets on the accompanying consolidated balance sheet and are being amortized over the term of Affinion’s 2013 senior subordinated notes.

Payments required to service the additional indebtedness incurred in December 2013 substantially increased our liquidity requirements as compared to prior years due to higher principal amounts and higher interest rates associated with the new indebtedness incurred in December 2013 and the related amendment to Affinion’s senior secured credit facility that increased the applicable margins and the May 2014 Amendment to Affinion’s senior secured credit facility that included the issuance of second lien term debt as well as first lien term debt.

Affinion Holdings’ 2013 Senior Notes

Affinion Holdings’ 2013 senior notes bear interest at 13.75% per annum, payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2014. At Affinion Holdings’ option (subject to certain exceptions), it may elect to pay interest (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the outstanding principal amount of its 2013 senior notes or by issuing PIK notes (“PIK Interest”), or (iii) 50% as Cash Interest and 50% as PIK Interest; provided that if (i) no Default or Event of Default (each as defined in Affinion’s senior secured credit facility) shall have occurred and be continuing or would result from such interest payment, (ii) immediately after giving effect to such interest payment, on a pro forma basis, the Consolidated Leverage Ratio (as defined in Affinion’s senior secured credit facility) of Affinion is less than or equal to 5.0:1.0 as of the last day of the most recently completed fiscal quarter preceding the interest payment date for which financial statements have been delivered to the agent under Affinion’s senior secured credit facility and (iii) immediately after giving effect to such interest payment, on a pro forma basis, the Adjusted Consolidated Leverage Ratio (as defined in the note agreement governing the Investments senior subordinated notes) of Affinion is less than or equal to 5.0:1.0, then Affinion Holdings shall be required to pay interest on its 2013 senior notes for such interest period in cash. PIK Interest accrues at 13.75% per annum plus 0.75%. For the first interest period ending September 15, 2014, Affinion

Holdings paid interest by increasing the principal amount of its 2013 senior notes. Affinion Holdings’ 2013 senior notes will mature on September 15, 2018. Affinion Holdings may redeem some or all of its 2013 senior notes at any time on or after December 12, 2016 at redemption prices (generally at a premium) set forth in the indenture governing its 2013 senior notes. In addition, prior to December 12, 2016, up to 100% of Affinion Holdings’ outstanding 2013 senior notes are redeemable at the option of Affinion Holdings, with the net proceeds raised by Affinion Holdings in one or more equity offerings, at 113.75% of their principal amount. In addition, prior to December 12, 2016, Affinion Holdings’ 2013 senior notes are redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of its 2013 senior notes redeemed plus a “make-whole” premium. Prior to the consummation of the 2015 Exchange Offers, Affinion Holdings’ 2013 senior notes were senior secured obligations of Affinion Holdings and ranked pari passu in right of payment to all existing and future senior indebtedness of Affinion Holdings, junior in right of payment to all secured indebtedness of Affinion Holdings secured by liens having priority to the liens securing its 2013 senior notes up to the value of the assets subject to such liens, and senior in right of payment to unsecured indebtedness of Affinion Holdings to the extent of the security of the collateral securing its 2013 senior notes and all future subordinated indebtedness of Affinion Holdings. Affinion Holdings’ 2013 senior notes were secured by (i) second-priority security interests in 100% of the capital stock of Affinion, which security interests are junior to the first priority security interests granted to the lenders under Affinion’s senior secured credit facility and (ii) first-priority security interests in all other assets of Affinion Holdings, including 100% of the capital stock of Affinion Net Patents, Inc. In connection with the 2015 Exchange Offers, the holders consented to the removal of all of the restrictive covenants and certain of the default provisions and to release the collateral securing Affinion Holdings’ 2013 senior notes. Following the consummation of the 2015 Exchange Offers, approximately $13.1 million principal amount of Affinion Holdings’ 2013 senior notes were outstanding.

Investments Senior Subordinated Notes

The Investments senior subordinated notes bear interest at 13.50% per annum, payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014. The Investments senior subordinated notes will mature on August 15, 2018. Affinion Investments may redeem some or all of the Investments senior subordinated notes at any time on or after December 12, 2016 at redemption prices (generally at a premium) set forth in the indenture governing the Investments senior subordinated notes. In addition, prior to December 12, 2016, up to 35% of the outstanding Investments senior subordinated notes are redeemable at the option of Affinion Investments, with the net proceeds raised by Affinion or Affinion Holdings in one or more equity offerings, at 113.50% of their principal amount. In addition, prior to December 12, 2016, the Investments senior subordinated notes are redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the Investments senior subordinated notes redeemed plus a “make-whole” premium. The indenture governing the Investments senior subordinated notes contained negative covenants which restrict the ability of Affinion Investments, any future restricted subsidiaries of Affinion Investments and one of Affinion’s other wholly-owned subsidiaries that guarantees the Investments senior subordinated notes to engage in certain transactions and also contained customary events of default. Affinion Investments’ obligations under the Investments senior subordinated notes are guaranteed on an unsecured senior subordinated basis by Affinion Investments II. Each of Affinion Investments and Affinion Investments II is an unrestricted subsidiary of Affinion and guarantees Affinion’s indebtedness under its senior secured credit facility but does not guarantee Affinion’s other indebtedness. The Investments senior subordinated notes and guarantee thereof are unsecured senior subordinated obligations of Affinion Investments, as issuer, and Affinion Investments II, as guarantor, and rank junior in right of payment to their respective guarantees of Affinion’s senior secured credit facility. Following the consummation of the 2015 Investments Exchange Offer, approximately $22.6 million principal amount of Investments senior subordinated notes were outstanding. In connection with the 2015 Investments Exchange Offer, the holders consented to the removal of all of the restrictive covenants and certain of the default provisions in the indenture governing the Investments senior subordinated notes.

Affinion’s 2013 Senior Subordinated Notes

On December 12, 2013, Affinion Investments exchanged with Affinion all of Affinion’s 2006 senior subordinated notes received by it in the exchange offer for Affinion’s 2013 senior subordinated notes. Affinion’s 2013 senior subordinated notes bear interest at 13.50% per annum payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014. Affinion’s 2013 senior subordinated notes will mature on August 15, 2018. Affinion’s 2013 senior subordinated notes are redeemable at Affinion’s option prior to maturity. The indenture governing Affinion’s 2013 senior subordinated notes contains negative covenants which restrict the ability of Affinion and its restricted subsidiaries to engage in certain transactions and also contains customary events of default. Affinion’s obligations under Affinion’s 2013 senior subordinated notes are jointly and severally and fully and unconditionally guaranteed on an unsecured senior subordinated basis by each of Affinion’s existing and future domestic subsidiaries that guarantee Affinion’s indebtedness under its senior secured credit facility (other than Affinion Investments and Affinion Investments II). Affinion’s 2013 senior subordinated notes and guarantees thereof are unsecured senior subordinated obligations of Affinion’s and rank junior to all of Affinion’s and the guarantors’ existing and future senior indebtedness, pari passu with Affinion’s 2006 senior subordinated notes and senior to Affinion’s and the guarantors’ future subordinated indebtedness. Although Affinion Investments is the only holder of Affinion’s 2013 senior subordinated notes, the trustee for the Investments senior subordinated notes and holders of at least 25% of the principal amount of the Investments senior subordinated notes will have the right as third party beneficiaries to enforce the remedies available to Affinion Investments against Affinion, and Affinion Investments will not be able to amend the covenants in the note agreement governing Affinion’s 2013 senior subordinated notes in favor of Affinion unless it has received consent from the holders of a majority of the aggregate principal amount of the outstanding Investments senior subordinated notes. In connection with the 2015 Exchange Offers, the holders consented to the removal of all of the restrictive covenants and certain of the default provisions from the note agreement governing Affinion’s 2013 senior subordinated notes.

June 2014 Exchange Offer

On June 9, 2014, Affinion Holdings completed an offer to exchange Affinion Holdings’ 2013 senior notes for Affinion Holdings’ Series A Warrants to purchase shares of Affinion Holdings’ Class B Common Stock. In connection with the exchange offer, approximately $88.7 million aggregate principal amount of Affinion Holdings’ 2013 senior notes were exchanged for Series A Warrants to purchase up to approximately 30.3 million shares of Affinion Holdings’ Class B Common Stock. In addition, on June 9, 2014, in connection with a pre-emptive rights offer, Affinion Holdings issued Series A Warrants to purchase up to approximately 1.2 million shares of Affinion Holdings’ Class B Common Stock in exchange for cash proceeds of approximately $3.8 million.

2015 Exchange Offers and 2015 Rights Offering

On November 9, 2015, (a) Affinion Holdings completed the 2015 Holdings Exchange Offer to exchange its outstanding 2013 senior notes for shares of Common Stock of Affinion Holdings, (b) Affinion Investments completed the 2015 Investments Exchange Offer to exchange its outstanding Investments senior subordinated notes for shares of Common Stock of Affinion Holdings, and (c) Affinion Holdings and Affinion International, a wholly-owned subsidiary of Affinion, jointly completed the 2015 Rights Offering giving holders of Affinion Holdings’ 2013 senior notes and the Investments senior subordinated notes who fully participated in the 2015 Exchange Offers the right to purchase an aggregate principal amount of $110.0 million of International Notes and up to 2,483,333 shares of Common Stock for an aggregate cash purchase price of $110.0 million. Under the terms of the 2015 Holdings Exchange Offer, for each $1,000 principal amount of Affinion Holdings’ 2013 senior notes tendered during the offer period, holders received 7.15066 shares of Common Stock. Under the terms of the 2015 Investments Exchange Offer, for each $1,000 principal amount of the Investments senior subordinated notes tendered during the offer period, holders received 15.52274 shares of Common Stock. Under certain circumstances, certain holders would have received Limited Warrants of Affinion Holdings that would have been convertible into shares of Common Stock upon certain conditions. Pursuant to the 2015 Holdings Exchange Offer, approximately $247.4 million of Affinion Holdings’ 2013 senior notes were exchanged for 1,769,104 shares of Common Stock and pursuant to the 2015 Investments Exchange Offer, approximately $337.3 million of Investments senior subordinated notes were exchanged for 5,236,517 shares of Common Stock. No Limited Warrants were issued in the 2015 Exchange Offers. Upon closing of the 2015 Exchange Offers, there remained outstanding approximately $13.1 million aggregate principal amount of Affinion Holdings’ 2013 senior notes and $22.6 million aggregate principal amount of Investments senior subordinated notes. In connection with the 2015 Investments Exchange Offer, Affinion paid $14.7 million for financing costs.

Immediately after the consummation of the 2015 Holdings Exchange Offer, (i) Affinion Holdings contributed to Affinion a number of shares of Common Stock sufficient to pay the consideration for the Investments senior subordinated notes in the 2015 Investments Exchange Offer; (ii) Affinion then used such shares of Common Stock to repurchase for cancellation its Affinion 2013 senior subordinated notes from Affinion Investments in the same principal amount as the principal amount of Investments senior subordinated notes accepted for exchange in the 2015 Investments Exchange Offer; and (iii) Affinion Investments then used such shares of Common Stock to repurchase for cancellation the tendered Investments senior subordinated notes.

Concurrently with the 2015 Exchange Offers, Affinion Holdings and Affinion Investments successfully solicited consents (the “2015 Consent Solicitations”) from holders to certain amendments to (a) the indenture governing Affinion Holdings’ 2013 senior notes to remove substantially all of the restrictive covenants and certain of the default provisions and to release the collateral securing Affinion Holdings’ 2013 senior notes, (b) the indenture governing the Investments senior subordinated notes to remove substantially all of the restrictive covenants and certain of the default provisions, and (c) the note agreement governing Affinion’s 2013 senior subordinated notes to remove substantially all of the restrictive covenants and certain of the default provisions and to permit the repurchase and cancellation of Affinion’s 2013 senior subordinated notes by Affinion in the same aggregate principal amount as the aggregate principal amount of the Investments senior subordinated notes repurchased or redeemed by Affinion Investments at any time, including pursuant to the 2015 Investments Exchange Offer.

In connection with the 2015 Exchange Offers, Affinion Holdings and Affinion International jointly conducted the 2015 Rights Offering for International Notes and shares of Common Stock. The 2015 Rights Offering was for an aggregate principal amount of $110.0 million of International Notes and up to 2,483,333 shares of Common Stock. Each unit sold in the 2015 Rights Offering consisted of (1) $1,000 principal amount of International Notes and (2) 22.57576 shares of Common Stock, and was sold at a purchase price per unit of $1,000. Each holder that properly tendered for exchange, and did not validly withdraw, all of their Affinion Holdings’ 2013 senior notes and the Investments senior subordinated notes in the 2015 Exchange Offers received non-certificated rights to subscribe for rights offering units. In connection with the 2015 Rights Offering, Empyrean Capital Partners, L.P. agreed to purchase any rights offering units that were unpurchased in the 2015 Rights Offering (the “Backstop”). Pursuant to the 2015 Rights Offering and the Backstop, Affinion International received cash of approximately $110.0 million in exchange for $110.0 million aggregate principal amount of International Notes and 2,021,042 shares of Common Stock and a Limited Warrant to purchase up to 462,266 shares of Common Stock. The net cash proceeds from the 2015 Rights Offering will be used for working capital purposes of Affinion International and the Foreign Guarantors (as defined below) and to repay certain intercompany loans owed by Affinion International to Affinion and its domestic subsidiaries. Affinion will use such intercompany loan repayment proceeds for general corporate purposes, including to repay borrowings under its revolving credit facility and to pay fees and expenses related to the 2015 Transactions.

Upon consummation of the 2015 Exchange Offers, 2015 Consent Solicitations and 2015 Rights Offering, Affinion Holdings effected the Reclassification as follows. Affinion Holdings’ existing Class A Common Stock (including Class A Common Stock issued as a result of a mandatory cashless exercise of all of its Series A Warrants) was converted into (i) shares of Affinion Holdings’ Class C Common Stock, that upon conversion will represent 5% of the outstanding shares of Common Stock on a fully diluted basis, and (ii) shares of Affinion Holdings’ Class D Common Stock, that upon conversion will represent 5% of the outstanding shares of Common Stock on a fully diluted basis. In addition, Affinion Holdings’ Series A Warrants and Affinion Holdings’ Class B Common Stock were eliminated from Affinion Holdings’ certificate of incorporation and Affinion Holdings’ Series B Warrants were cancelled for no additional consideration.

Upon consummation of the 2015 Exchange Offers, the Apollo Funds and General Atlantic ceased to have beneficial ownership of any Common Stock.

International Notes

The International Notes bear interest at 7.5% per annum, of which 3.5% per annum will be payable in cash (“International Cash Interest”) and 4.0% per annum will be payable by increasing the principal amount of the outstanding International Notes or by issuing International Notes (“International PIK Interest”); provided, that all of the accrued interest on the International Notes from the issue date to, but not including, May 1, 2016 will be payable on May 1, 2016 entirely as International PIK Interest. Interest on the International Notes is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2016. The International Notes will mature on July 30, 2018. The International Notes are redeemable at Affinion International’s option prior to maturity. The indenture governing the International Notes contains negative covenants which restrict the ability of Affinion International, Affinion and their respective restricted subsidiaries to engage in certain transactions and also contains customary events of default. Affinion International’s obligations under the International Notes are jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by each of Affinion’s existing and future domestic subsidiaries that guarantee Affinion’s indebtedness under its senior secured credit facility (other than Affinion Investments and Affinion Investments II, and additionally including (such additional guarantors, the “Foreign Guarantors”) Affinion International Limited, Affinion International Travel HoldCo Limited, Webloyalty International Limited, Loyalty Ventures Limited, Bassae Holding B.V., Webloyalty Holdings Coöperatief U.A. and Webloyalty International S.à r.l.). The International Notes and guarantees thereof are unsecured senior obligations of Affinion International’s and rank equally with all of Affinion International’s and the guarantors’ existing and future senior indebtedness and senior to Affinion International’s and the guarantors’ existing and future subordinated indebtedness.

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

Adjusted EBITDA consists of income from operations before depreciation and amortization further adjusted to exclude non-cash and unusual items and other adjustments permitted in Affinion’s debt agreements to test the permissibility of certain types of transactions, including debt incurrence. We use Adjusted EBITDA to evaluate our operating performance and as a basis for determining payment of bonuses under our annual incentive plan. We present Adjusted EBITDA to enhance your understanding of our operating performance. We believe that Adjusted EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider Adjusted EBITDA as an alternative to operating or net income determined in accordance with U.S. GAAP, as an indicator of operating performance or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, or as an indicator of cash flows, as a measure of liquidity.

Set forth below is a reconciliation of our consolidated net income attributable to Affinion Holdings for the twelve months ended December 31, 2015 to Adjusted EBITDA.

Twelve Months Ended December 31, 2015
(in millions)
Net income attributable to Affinion Group Holdings, Inc.	$135.3
Interest expense, net	213.8
Income tax expense	5.9
Non-controlling interest	0.6
Other income, net	(1.2)
Gain on extinguishment of debt	(318.9)
Depreciation and amortization	89.8
Effect of purchase accounting, reorganizations and non-recurring revenues and gains (a)	0.1
Certain legal costs (b)	7.1
Net cost savings (c)	14.9
Other, net (d)	121.1

Adjusted EBITDA, excluding pro forma adjustments (e)	268.5
Effect of the pro forma adjustments (f)	4.3

Adjusted EBITDA, including pro forma adjustments (g)	$272.8

(a)	Eliminates the Eliminates the effect of purchase accounting related to the Apollo Transactions.
(b)	Represents the elimination of legal costs for certain legal matters.
(c)	Represents the elimination of costs associated with severance incurred.
(d)	Eliminates (i) net changes in certain reserves, (ii) share-based compensation expense, (iii) foreign currency gains and losses related to unusual, non-recurring intercompany transactions, (iv) costs associated with certain strategic and corporate development activities, including business optimization, (v) reversal of previously accrued consulting fees payable to Apollo, (vi) facility exit costs, (vii) the impairment charge related to the goodwill and intangible assets of Membership Products and (viii) debt refinancing expenses.
(e)

Adjusted EBITDA, excluding pro forma adjustments, does not give pro forma effect to the projected annualized benefits of restructurings and other cost savings initiatives. However, we do make such accretive pro forma adjustments as if such restructurings and cost savings initiatives had occurred on January 1, 2015 in calculating the Adjusted EBITDA under Affinion’s senior secured credit facility and the indenture governing Affinion’s 2010 senior notes.
(f)	Gives effect to the projected annualized benefits of restructurings and other cost savings initiatives as if such restructurings and cost savings initiatives had occurred on January 1, 2015.
(g)	Adjusted EBITDA, including pro forma adjustments, gives pro forma effect to the adjustments discussed in (f) above.

Contractual Obligations and Commitments

The following table summarizes our aggregate contractual obligations at December 31, 2015, and the estimated timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods. We expect to fund the contractual obligations and commitments with operating cash flow generated in the normal course of business and availability under our revolving credit facility.

	2016	2017	2018	2019	2020	2021 and thereafter	Total
	(in millions)
First lien term loan due 2018	$7.7	$7.8	$745.9	$—	$—	$—	$761.4
Second lien term loan due 2018	—	—	425.0	—	—	—	425.0
Revolving credit facility (1)	—	—	—	—	—	—	—
7.875% senior notes due 2018 (2)	—	—	475.0	—	—	—	475.0
13.75%/14.50% PIK Toggle senior notes, due 2018 (2)	—	—	13.1	—	—	—	13.1
13.50% senior subordinated notes due 2018 (2)	—	—	22.6	—	—	—	22.6
7.50% cash/PIK senior notes due 2018 (2)	—	—	110.0	—	—	—	110.0
Interest payments (3)	134.7	136.0	106.4	—	—	—	377.1
Other purchase commitments (4)	13.2	6.3	6.3	3.7	1.5	—	31.0
Operating lease commitments	18.6	17.6	16.2	13.5	12.5	31.3	109.7
Capital lease obligations	0.1	—	—	—	—	—	0.1
Employment agreements (5)	3.6	0.1	—	—	—	—	3.7

Total firm commitments and outstanding debt	$177.9	$167.8	$1,920.5	$17.2	$14.0	$31.3	$2,328.7

(1)	Revolving credit facility expires January 29, 2018.
(2)	Long-term debt is reflected at face amount.
(3)	Interest on variable rate debt is based on December 31, 2015 interest rates.
(4)	Represents commitments under purchase agreements for marketing and membership program support services.
(5)	Represents salary and target bonus amounts attributable to those employment agreements described under “Item 6. Executive Compensation.” Amounts are based on the assumption that no agreements are renewed beyond their initial terms and all performance metrics for bonus payouts are achieved. Amounts exclude severance and other payouts due upon hypothetical termination of employment.

The above table does not give effect to contingent obligations, such as litigation claims, standard guarantees and indemnities, deferred purchase price related to acquisitions, surety bonds and letters of credit, due to the fact that at this time we cannot determine either the amount or timing of payments related to these contingent obligations. See Note 13 to our audited consolidated financial statements included elsewhere herein for a discussion of these contingent obligations. The above table also does not include obligations in connection with our liabilities for uncertain tax positions as we have significant federal and state net operating loss carryforwards that we believe will be available to offset any liabilities for uncertain tax positions incurred. In addition, we refer you to our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013.

Debt Repurchases

We or our affiliates have, in the past, and may, from time to time in the future, purchase any of our or Affinion’s indebtedness. Any such future purchases may be made through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as we or any such affiliates may determine.

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements that have not been disclosed in “—Contractual Obligations and Commitments.”

Critical Accounting Policies

In presenting our audited consolidated financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the amounts reported therein. We believe that the estimates, assumptions and judgments involved in the accounting policies related to revenue recognition, accounting for marketing costs, stock-based compensation, valuation of goodwill and intangible assets and valuation of tax assets and liabilities could potentially affect our reported results and as such, we consider these to be our critical accounting policies. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain, as they pertain to future events. However, certain events outside our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. We believe that the estimates and assumptions used when preparing our audited consolidated financial statements were the most appropriate at the time. Significant estimates include accounting for profit sharing receivables from insurance carriers, accruals and income tax valuation allowances, litigation accruals, the estimated fair value of stock based compensation, estimated fair values of assets and liabilities acquired in business combinations and estimated fair values of financial instruments. For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements.

Purchase Accounting

On October 17, 2005, Cendant completed the sale of the Predecessor to Affinion, an affiliate of Apollo. The sale was accounted for in accordance with the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The purchase accounting adjustments reflected in the Company’s records primarily consist of: (1) revaluation of certain property and equipment, including internally developed software; (2) valuing intangible assets consisting of affinity and member relationships, patents, trademarks and tradenames and proprietary databases and systems; (3) recognizing deferred revenues and prepaid commissions; and (4) recognizing the liability to service certain of our members during the period in which no revenue will be received. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will be reviewed for impairment at least annually. We recorded goodwill of approximately $315.3 million related to the Apollo Transactions described above.

In addition, we have made several other acquisitions that were accounted for in accordance with the purchase method of accounting. Substantially all of the cost of these acquisitions has been allocated to intangible assets.

Revenue Recognition

Our critical accounting policies in the area of revenue recognition pertain to our insurance profit-sharing arrangements. For our membership, package and loyalty programs, we operate in a business environment where we are paid a fee for a service performed and we do not recognize revenue until these services have been performed and such revenues are no longer subject to refund. Accordingly, revenue recognition for these programs is not particularly subjective or complex.

We recognize insurance program commission revenue based on premiums earned by the insurance carriers that underwrite the policies we market. Premiums are typically paid either monthly or quarterly and revenue is recognized ratably over the underlying policy coverage period. We engage in revenue and profit-sharing arrangements with certain of the insurance carriers that issue the underlying insurance policies. Commission revenue from insurance programs is reported net of insurance costs in our consolidated financial statements. On a semi-annual or annual basis, a profit-sharing settlement is made based on an analysis of the premiums paid to the insurance carriers less claims experience incurred to date, estimated claims incurred but not reported, reinsurance costs and carrier administrative fees. We accrue monthly revenue and related profit sharing receivables from insurance carriers resulting from our expected share of this excess based on the claims experience to date, including an estimate for claims incurred but not reported. Adjustments to the estimates recorded are made upon settlement with the insurance carriers. Historically, our claims experience has not resulted in a shortfall.

The estimate of the periodic amount of claims incurred but not reported to the insurance company is based on models we have developed and maintain in consultation with the insurance carriers. The models are updated periodically for the most recent loss rates that we receive from the insurance companies and current market conditions. Any change to the estimates, based on actual experience, is reported in earnings in the period the change becomes known. The impact on 2015 net revenue subject to profit sharing arrangements of a 1% change in the claims incurred but not reported estimate as of December 31, 2015 would be approximately $0.2 million.

Goodwill and Intangible Assets

Under current accounting guidance, there is a requirement to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. We assess goodwill for such impairment by comparing the carrying value of the reporting units to their fair values. Fair values of the reporting units are determined utilizing discounted cash flows and incorporate assumptions that we believe marketplace participants would utilize.

During the fourth quarter of 2015, the Company performed its annual goodwill impairment test for those reporting units that had goodwill recorded. Key assumptions used in the goodwill impairment test were long-term growth rates ranging from no growth to 2.0% and discount rates ranging from 10.5% to 14.5%. In 2015, the fair value of each of the reporting units that have goodwill exceeded its respective carrying amount by more than 25% of the carrying amount, with the exception of Membership Products, for which carrying value exceeded its fair value, based on an assumed long-term growth rate of no growth and a discount rate of 13.5%.

During the fourth quarter of 2015, the Company reflected these assumptions for Membership Products in its annual test for goodwill impairment as of December 1. Based on the impairment test, which utilized a combination of the income and market approaches and incorporated assumptions that the Company believes marketplace participants would utilize to determine the fair value of Membership Products, the Company recorded an impairment loss during the fourth quarter of 2015 of $89.6 million, representing all of the remaining goodwill ascribed to Membership Products. The impairment loss related to the goodwill of Membership Products has been reflected as Impairment of goodwill and other long-lived assets in the consolidated statement of comprehensive income for the year ended December 31, 2015.

Indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by current accounting guidance. We perform reviews annually, or more frequently if circumstances indicate that an impairment may have occurred. Other than the impairment of intangible assets and property and equipment of Prospectiv of $1.6 million in 2013, and the impairment of goodwill attributable to Membership Products of $292.4 million and $89.6 million in 2014 and 2015, respectively, and the impairment of intangible assets of $3.6 million in 2015, there were no impairments identified during the years ended December 31, 2015, 2014 and 2013. Our intangible assets as of December 31, 2015 consist primarily of intangible assets with finite useful lives acquired by us in the Apollo Transactions and subsequent acquisitions and are recorded at their respective fair values in accordance with current accounting guidance.

Income Taxes

Income taxes are presented in the consolidated financial statements using the asset and liability approach. Deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statements and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the income tax provision, while increases to the valuation allowance result in additional income tax provision. The realization of deferred tax assets is primarily dependent on estimated future taxable income. As of December 31, 2015 and 2014, the Company has recorded a full valuation allowance for its U.S. federal net deferred tax assets. The Company has also recorded valuation allowances against the deferred tax assets of certain state and foreign taxing jurisdictions as of December 31, 2015 and 2014.

The tax effects of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns are recognized only if it is “more likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes estimated accrued interest and penalties related to UTPs in income tax expense.

The Company recognizes the benefit of a UTP in the period when it is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.

Quantitative and Qualitative Disclosures About Market Risk

Following is a description of our risk management policies.

The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity for the Company’s long-term debt as of December 31, 2015 (dollars are in millions unless otherwise indicated):

	2016	2017	2018	2019	2020	2021 and Thereafter	Total	Fair Value At December 31, 2015
	(in millions)
Fixed rate debt	$0.1	$—	$620.6	$—	$—	$—	$620.7	$397.0
Average interest rate	8.01%	8.01%	7.97%
Variable rate debt	$7.7	$7.8	$1,170.9	$—	$—	$—	$1,186.4	$1,061.4
Average interest rate (a)	7.38%	7.38%	7.68%

(a)	Average interest rate is based on rates in effect at December 31, 2015.

As disclosed in Note 2 to our audited consolidated financial statements, as a matter of policy, we do not use derivatives for trading or speculative purposes.

Foreign Currency Forward Contracts

We generally do not utilize foreign currency forward contracts as we do not consider our foreign currency risk to be material, although the Company continues to evaluate its foreign currency exposures in light of the current volatility in the foreign currency markets.

On a limited basis the Company has entered into 30 day foreign currency forward contracts, and upon expiration of the contracts, entered into successive 30 day foreign currency forward contracts. The contracts have been entered into to mitigate the Company’s foreign currency exposures related to intercompany loans which are not expected to be repaid within the next twelve months and that are denominated in Euros and British pounds. At December 31, 2015, the Company had in place contracts to sell EUR 10.0 million and receive $10.9 million and to sell GBP 13.9 million and receive $20.5 million.

During the years ended December 31, 2015, 2014 and 2013, the Company recognized realized gains of $4.2 million and $5.0 million and a realized loss of $1.7 million, respectively, on the forward contracts. The Company had a de minimis unrealized loss as of December 31, 2015 on the foreign currency forward contracts.

At December 31, 2015, the Company’s estimated fair values of its foreign currency forward contracts are based upon available market information. The fair value of a foreign currency forward contract is based on significant other observable inputs, adjusted for contract restrictions and other terms specific to the foreign currency forward contracts. The fair values have been determined after consideration of foreign currency exchange rates and the creditworthiness of the party to each foreign currency forward contract. The counterparty to each foreign currency forward contract is a major financial institution. The Company does not expect any losses from non-performance by the counterparties.

Credit Risk and Exposure

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of receivables, profit-sharing receivables from insurance carriers, prepaid commissions and interest rate swaps. Such risk was managed by evaluating the financial position and creditworthiness of such counterparties. Receivables are from various marketing, insurance and business partners and the Company maintains an allowance for losses, based upon expected collectability. Commission advances are periodically evaluated as to recovery.

ITEM 3.	PROPERTIES

We are currently headquartered in Stamford, Connecticut in a 140,000 square foot facility that houses management offices as well as the marketing and sales operations for our largest customers. Our corporate data center is in Trumbull, Connecticut, with disaster recovery operations provided by a backup site in Westerville, Ohio. Some applications are also housed in Centennial, Colorado, Slough, U.K., and Oslo, Norway. The table below lists all of our facilities as of December 31, 2015, all of which are leased.

Location	Function
U.S. Facilities
Stamford, CT	Global Headquarters
Boise, ID	Call Center
Chicago, IL	Sales, Marketing and Call Center
Dublin, OH	Vacant
Eden Prairie, MN	Connexions Headquarters
Franklin, TN (2 sites)	Insurance and Package Sales, Marketing and Administration, Print Fulfillment Center and Call Center
Richmond, VA	Loyalty Products Operations and Call Center
San Carlos, CA	Sales and Support
St. Louis, MO	Call Center
Trumbull, CT	Call Center/ Data Operations Center
Wakefield, MA	Data Operations Center
Westerville, OH	Call Center and Software Development

International Facilities
Slough, United Kingdom	International Headquarters, Data Operations Center, Administration, Sales and Marketing
Amsterdam, Holland	Sales and Marketing
Berlin, Germany	Vacant
Brussels, Belgium	Sales Call Center
Copenhagen, Denmark	Sales and Marketing
Cuneo, Italy	Sales
Ennis, Ireland	Administration, Sales, Marketing and Call Center
Hamburg, Germany	Sales, Marketing and Call Center
Helsinki, Finland	Sales and Marketing
Hong Kong, China	Loyalty Products, Sales and Marketing
Istanbul, Turkey	Sales, Marketing and Call Center
Johannesburg, South Africa	Administration, Sales and Marketing
Kettering, United Kingdom	Administration, Sales and Call Center
London, United Kingdom	Sales and Marketing
Madrid, Spain	Sales, Marketing and Call Center
Mexico City, Mexico	Sales and Marketing
Milan, Italy	Sales and Call Center
Nyon, Switzerland	Administration, Sales, Marketing and Call Center
Oslo, Norway	Sales, Marketing and Call Center
Paris, France (2 sites)	Sales, Marketing and Call Center
Portsmouth, United Kingdom (2 sites)	Administration, Sales, Print, Data Operations Center and Call Center
São Paulo, Brazil	Sales and Marketing
Stockholm, Sweden	Sales and Marketing
Sydney, Australia	Sales and Marketing

We have non-cancelable operating leases covering various facilities and equipment. Our rent expense for the years ended December 31, 2015, 2014 and 2013 was $17.6 million, $18.5 million and $21.8 million, respectively.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Affinion Holdings’ Common Stock as of February 23, 2016 by (i) each person known to beneficially own more than 5% of the Common Stock of Affinion Holdings, (ii) each of our named executive officers, (iii) each member of the board of directors of Affinion Holdings and (iv) all of our executive officers and members of the board of directors of Affinion Holdings as a group.

The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities, in accordance with Rule 13d-3 under the Exchange Act. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

On November 9, 2015, Affinion Holdings completed the 2015 Rights Offering in which it, among other things, issued a Limited Warrant to purchase up to 462,266 shares of Common Stock. The Limited Warrant will not become exercisable until and unless the holder provides notice to Affinion Holdings that such holder has received the requisite regulatory approval or is no longer subject to the regulatory approval as a result of its transfers of shares of Common Stock. Because the Limited Warrant is not exercisable within 60 days, the Limited Warrant is not reflected below.

For a description of director nomination rights, see “Item 7. Certain Relationships and Related Transactions, and Director Independence—Agreements with Certain Investors.”

Information regarding holders of Common Stock is based on the share register maintained by the transfer agent and provided to the Company.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Third Avenue (a)	1,809,573	19.9%
Allianz (b)	1,748,332	19.2%
Empyrean (c)	1,393,818	15.1%
PennantPark (d)	1,040,525	11.4%
Ares (e)	968,600	10.6%
Todd H. Siegel (f)	3,214	*
Gregory S. Miller (g)	162	*
Michele Conforti (h)	486	*
Sloane Levy	—	—
Robert Lyons	—	—
L. Spencer Wells	—	—
Scott W. Bernstein	—	—
Rick P. Frier	—	—
Skip Victor	—	—
Directors and executive officers as a group (14 persons) (i)	4,864	0.1%

(*)	Less than one percent.

(a)

Represents 1,800,865 shares of Common Stock owned of record by Jura Limited, Third Avenue Capital PLC on behalf of Third Avenue High Yield Credit Fund and Third Avenue Trust on behalf of Third Avenue Focused Credit Fund (together, the “Third Avenue Entities”) and 8,708 shares of Common Stock underlying the Limited Warrant owned by Third Avenue Trust on behalf of Third Avenue Focused Credit Fund. Third Avenue Management LLC serves as the investment advisor to the Third Avenue Entities. The Management Committee of Third Avenue Management LLC has ultimate authority for investment decisions for each of the Third Avenue Entities and, as such, may be deemed to have voting and dispositive control over the securities held by the Third Avenue Entities. The Management Committee’s members are David Resnick, Vincent Dugan, W. James Hall, Matthew Fine and Jason Wolf. The Third Avenue Entities are prevented, pursuant to the Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 9.9% of the issued outstanding Common Stock until such entities have obtained the required consents or made the required filings with state regulators allowing them to vote in excess of what is permitted by applicable statute, rule or regulation (which excess shares shall be voted by the Secretary of Affinion Holdings in a manner proportionate to the votes cast by all other stockholders that are not subject to this voting cutback provision). The Third Avenue Entities have not yet received such required consents. Third Avenue also beneficially owns a Limited Warrant to acquire up to 462,266 shares of Common Stock (8,708 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock; provided, however, that the exercise of the Limited Warrant and/or conversion of the Class C/D Common Stock is subject to the prior approval of the FCA as a result of which Third Avenue hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant (except as described above) and Class C/D Common Stock beneficially owned thereby. The address of the Third Avenue Entities is Third Avenue Management LLC, 622 Third Avenue, 32nd Floor, New York, New York 10017.

(b)	Represents 1,748,332 shares of Common Stock owned of record by AllianzGI Convertible & Income Fund, AllianzGI Convertible & Income Fund II, AllianzGI High Yield Bond Fund, AllianzGI Income and Growth High Yield, AllianzGI US High Yield Fund, Allianz Income and Growth Fund – High Yield, Allianz Target Return Bond US – HY Sub, Allianz US High Yield Selection 1 and Allianz High Yield Selection II (together, the “AllianzGI Entities”). The AllianzGI Entities are prevented, pursuant to the Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 9.9% of the issued outstanding Common Stock until such entities have obtained the required consents or made the required filings with state regulators allowing them to vote in excess of what is permitted by applicable statute, rule or regulation (which excess shares shall be voted by the Secretary of Affinion Holdings in a manner proportionate to the votes cast by all other stockholders that are not subject to this voting cutback provision). The AllianzGI Entities have not yet received such required consents. Allianz Global Investors U.S. LLC (“AllianzGI US”) provides investment advisory services to the AllianzGI Entities and AllianzGI US is a wholly owned indirect subsidiary of Allianz SE, a publicly traded company. The address of each of the AllianzGI Entities, AllianzGI US and Allianz SE is c/o Allianz Global Investors U.S. LLC, 1633 Broadway, New York, NY 10019.

(c)	Represents 1,266,385 shares of Common Stock owned of record by Empyrean Capital Fund, LP (“ECF”), Empyrean Capital Overseas Master Fund, Ltd. and P EMP Ltd. (together, the “Empyrean Clients”). Also represents 127,433 shares of Common Stock issuable upon the conversion of the Class C/D Common Stock owned of record by the Empyrean Clients. The Empyrean Clients are prevented, pursuant to the Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 9.9% of the issued outstanding Common Stock until such entities have obtained the required consents or made the required filings with state regulators allowing them to vote in excess of what is permitted by applicable statute, rule or regulation (which excess shares shall be voted by the Secretary of Affinion Holdings in a manner proportionate to the votes cast by all other stockholders that are not subject to this voting cutback provision). The Empyrean Clients have not yet received such required consents. Empyrean Capital Partners, LP (the “Investment Manager”) serves as the investment advisor to the Empyrean Clients. Empyrean Associates, LLC serves as the general partner to ECF, and Empyrean Capital, LLC serves as the general partner to the Investment Manager. Amos Meron and Michael Price are managing members of Empyrean Associates, LLC and Empyrean Capital, LLC, and as such may be deemed to have voting and dispositive control of the shares of Common Stock held directly by the Empyrean Clients. The address of each of the Empyrean Clients, the Investment Manager, Empyrean Associates, LLC, Empyrean Capital, LLC, Amos Meron and Michael Price is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.

(d)	Represents 996,942 shares of Common Stock owned of record by PennantPark Investment Corporation, PennantPark Floating Rate Capital Ltd. and PennantPark Credit Opportunities Fund II LP (together, the “PennantPark Entities”). Also represents 43,583 shares of Common Stock issuable upon the conversion of the Class C/D Common Stock owned of record by the PennantPark Entities. The PennantPark Entities are prevented, pursuant to the Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 9.9% of the issued outstanding Common Stock until such entities have obtained the required consents or made the required filings with state regulators allowing them to vote in excess of what is permitted by applicable statute, rule or regulation (which excess shares shall be voted by the Secretary of Affinion Holdings in a manner proportionate to the votes cast by all other stockholders that are not subject to this voting cutback provision). The PennantPark Entities have not yet received such required consents. PennantPark Investment Advisers, LLC is a registered investment advisor that directly or indirectly manages the investment activities of each of the PennantPark Investment Corporation, PennantPark Floating Rate Capital Ltd. and PennantPark Credit Opportunities Fund LP. Arthur H. Penn, Jose A. Briones, Salvatore Giannetti III and P. Whitridge Williams, Jr. are the senior investment professionals of PennantPark Investment Advisers, LLC. Each of PennantPark Investment Advisers, LLC and Messrs. Penn, Briones, Giannetti III and Williams, Jr. may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned of record by the PennantPark Entities. The address of each of the PennantPark Entities and individuals listed in this footnote is c/o 590 Madison Avenue, 15th Floor, New York, New York 10022.

(e)

Represents 944,609 shares of Common Stock owned of record by Anthem Inc. (“Anthem”), Ares Dynamic Credit Allocations Fund Inc. (“ARDC”), Ares Special Situations Fund III, LP (“ASSF III”), Ares Strategic Investment Partners Ltd. (“ASIP I”), ASIP (Holdco) IV S.a r.l. (“ASIP IV”), Future Fund Board of Guardians (“AFF”), RSUI Indemnity Company (“RSUI”) and Transatlantic Reinsurance Company (“TRC,” and together with Anthem, ARDC, ASSF III, ASIP I, ASIP IV, AFF and RSUI, collectively, the “Ares Clients”). Also represents 23,991 shares of Common Stock issuable upon the conversion of the Class C/D Common Stock owned of record by certain of the Ares Clients. The Ares Clients are prevented, pursuant to the Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 9.9% of the issued outstanding Common Stock until such entities have obtained the required consents or made the required filings with state regulators allowing them to vote in excess of what is permitted by applicable statute, rule or regulation (which excess shares shall be voted by the Secretary of Affinion Holdings in a manner proportionate to the votes cast by all other stockholders that are not subject to this voting cutback provision). The Ares Clients have not yet received such required consents. Ares WLP Management L.P. serves as the investment advisor of Anthem. Ares WLP Management GP LLC serves as the general partner of Ares WLP Management L.P. and is wholly owned by Ares Management LLC (“Ares Management”). Ares Capital Management II LLC serves as the investment advisor of ARDC and is wholly owned by Ares Management. ASSF Operating Manager III, LLC serves as the investment advisor of ASSF III and is wholly owned by Ares Management. ASSF Management III, L.P. serves as the general partner of ASSF III and its general partner is ASSF Management III GP LLC. ASSF Management III GP LLC is wholly owned by Ares Investments Holdings LLC (“Ares Investments”). ASIP I is wholly owned by Ares Strategic Investment Partners,

L.P. (“ASIP Master”). Ares Strategic Investment Management LLC serves as the investment advisor of ASIP Master and is wholly owned by Ares. Ares Strategic Investment GP, LLC serves as the general partner of ASIP Master and is owned by Ares Offshore Holdings L.P. (“Ares Offshore”). Ares Strategic Investment Partners IV is the sole shareholder of ASIP IV. Ares Strategic Investment Partners IV’s issued shares are listed on the Luxembourg Stock Exchange, but wholly owned by a Swedish pension fund. ASIP Operating Manager IV LLC serves as the investment advisor of each of ASIP IV and Ares Strategic Investment Partners IV and is wholly owned by Ares Management. Ares Enhances Loan Investment Strategy Advisor IV, L.P. serves as the investment advisor of AFF. Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC serves as the general partner of Ares Enhanced Loan Investment Strategy Advisor IV, L.P. and is wholly owned by Ares Management. Ares ASIP VII Management L.P. serves as the investment advisor of both RSIU and TRC. Ares ASIP VII GP, LLC serves as the general partner of Ares ASIP VII Management L.P. and is wholly owned by Ares Management. ARDC is publicly traded on the New York Stock Exchange under ticker symbol “ARDC.” The general partner or voting interests in each of Ares Management, Ares Investments and Ares Offshore are indirectly owned by Ares Management, L.P. Ares Management, L.P. is publicly traded on the New York Stock Exchange under ticker symbol “ARES.” Ares Management, L.P. may be deemed to have voting and dispositive control of the Common Stock held directly by the Ares Clients. The address of each of the Ares Clients, Ares Management, L.P. and its subsidiaries is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(f)	Includes 580 shares of Class C Common Stock and 610 shares of Class D Common Stock. Includes 986 shares of Class C Common Stock and 1,038 shares of Class D Common Stock issuable upon the exercise of Tranche A, B and C options.

(g)	Includes 79 shares of Class C Common Stock and 83 shares of Class D Common Stock.

(h)	Includes 79 shares of Class C Common Stock and 83 shares of Class D Common Stock. Includes 158 shares of Class C Common Stock and 166 shares of Class D Common Stock issuable upon the exercise of Tranche A, B and C options.

(i)	Includes 890 shares of Class C Common Stock and 936 shares of Class D Common Stock. Includes 1,480 shares of Class C Common Stock and 1,558 shares of Class D Common Stock issuable upon the exercise of Tranche A, B and C options.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information concerning the individuals that are currently serving as our executive officers and/or members of our Board of Directors. The ages of each officer and/or director set forth below is as of December 31, 2015. Messrs. Frier and Bernstein are the nominees of Ares Management LLC and Third Avenue Trust, respectively, pursuant to their Nominating Agreements (as defined below) with Affinion Holdings. Mr. Siegel, in his capacity as Chief Executive Officer, was nominated to serve as a director pursuant to the Shareholders Agreement.

Name	Age	Position
L. Spencer Wells	45	Chairman of the Board of Directors
Todd H. Siegel	45	Chief Executive Officer and Director
Gregory S. Miller	45	Executive Vice President and Chief Financial Officer
Michele Conforti	48	President and Managing Director, Global Customer Engagement
Robert J. Dudacek	47	President, Insurance
Scott Lazear	50	President, Connexions Loyalty
Sloane Levy	51	Chief Administrative Officer and President, Legacy Membership and Package
James C. Daly, Jr.	56	Executive Vice President and Chief Human Resources Officer
Brian J. Dick	59	Executive Vice President and Chief Accounting Officer
Brian J. Fisher	45	Executive Vice President and General Counsel
Robert Lyons	47	Executive Vice President and Chief Operating Officer
Scott W. Bernstein	55	Director
Rick P. Frier	54	Director
Skip Victor	59	Director

L. Spencer Wells has been the Chairman of the board of directors of the Company since November 9, 2015. Mr. Wells co-founded Drivetrain Advisors, LLC, a firm providing fiduciary services to the alternate investment community, in December 2013, where he currently serves as a Partner. Most recently, Mr. Wells was employed by TPG Special Situations Partners from 2010 to 2013, where he first served as Partner from September 2010 to January 2012, and then as a Senior Advisor from January 2012 to July 2013. Mr. Wells also served as a Partner/Portfolio Manager for Silverpoint Capital from September 2002 to July 2009. Prior to joining Silverpoint Capital, Mr. Wells served as a Director at the Union Bank of Switzerland from May 2001 to September 2002 and as a Vice President of Deutsche Bank AG from January 1999 to May 2001. Mr. Wells currently serves on the boards of directors of Town Sports International Holdings, Inc., Global Geophysical Services, Inc. (Chairman), Preferred Proppants LLC, Syncora Holdings Ltd. and Advanced Emissions Solutions, Inc. Mr. Wells brings to the Company’s Board of Directors his more than 16 years of experience in analyzing, advising and investing in public and private companies.

Todd H. Siegel was appointed Chief Executive Officer and a director of the Company as of September 20, 2012. Mr. Siegel was formerly the Chief Financial Officer of Affinion from November 2008 to September 2012 and served as an Executive Vice President since October 17, 2005. Mr. Siegel also served as our General Counsel from October 17, 2005 to February 16, 2009. Mr. Siegel joined us in November 1999 as a member of the Legal Department of the Membership Division of Cendant and most recently served as General Counsel of Trilegiant starting in July 2003 and Cendant Marketing Group starting in January 2004. From 1997 to 1999, Mr. Siegel was employed as a corporate associate at Skadden, Arps, Slate, Meagher and Flom, LLP. From 1992 until 1994, he was employed as a certified public accountant with Ernst & Young. Mr. Siegel serves on the board of directors of Presidio Holdings, Inc.

Gregory S. Miller was appointed Executive Vice President and Chief Financial Officer of the Company as of January 20, 2014. From July 2011 until January 17, 2014, Mr. Miller served as Senior Vice President, Financial Planning and Divisional Operations, for The Madison Square Garden Company with responsibility for all financial matters of its operating divisions as well as its corporate strategic and financial planning divisions. From May 2007 until June 2011, Mr. Miller served as the Senior Vice President and Chief Financial Officer for the North American Division of Affinion with responsibility for all financial matters for North American Operating Business Units. Mr. Miller served as Senior Vice President of Finance of Affinion from June 2005 until May 2007, the Vice President of Financial Planning and Analysis of Trilegiant from June 2003 until June 2005, the Director of Financial

Planning and Analysis of Trilegiant from October 2000 until June 2003, and the Senior Manager of Accounting of Cendant Membership Services from December 1999 until October 2000. Prior to his tenure at Affinion, he held various positions at Citizens Communications and The Coca Cola Bottling Company of New York. From 1992 until 1994, Mr. Miller was employed with Coopers & Lybrand.

Michele Conforti was appointed President and Managing Director, Global Customer Engagement as of January 1, 2016. Prior to that, he served as President and Managing Director of Affinion International since February 2014 and Executive Vice President Managing Director and Chief Financial Officer of Affinion International beginning in 2010, having been promoted from Senior Vice President and Chief Financial Officer, a role he began in 2007. Prior to joining Affinion International in 2007, he spent ten years with American Express from 1998 to 2000 and then again from 2001 to 2007 holding various key positions including Chief Financial Officer of Establishment Services International, a Business Unit/Division of American Express. Prior to his tenure at American Express, Mr. Conforti also held positions with Enel as Vice President/Head of Corporate Financial Analysis—Investor Relations from 2000 to 2001, with DHL International as Area Controller from 1995 to 1998, and at Ansaldo Trasporti—Gruppo Finmeccanica as Senior Financial Analyst from 1993 to 1995.

Robert J. Dudacek was appointed President, Insurance Services as of October 1, 2013. Mr. Dudacek joined the Company as General Manager of Insurance in February 2013. Prior to joining Affinion, Mr. Dudacek was Senior Vice President at Wells Fargo Insurance, leading the direct response insurance group from October 2006 to February 2013. From October 2004 to October 2006, Mr. Dudacek was Vice President of Client Management at ReMark Americas, a global insurance marketing company. Prior to that, Mr. Dudacek held various positions in the Financial Services Division of Minnesota Life, A Securian Company from June 1992 to October 2004.

Scott Lazear was appointed President, Connexions Loyalty in June of 2010. Mr. Lazear served as Senior Vice President of Sales, Client Management and Strategy for Affinion Benefits Group from July 2006 to June 2010. Mr. Lazear was Senior Vice President of Business Development and Client Solutions for Cendant Marketing Group from April 2003 to July 2006. Prior to that, he was Vice President of Sales and Marketing for Trilegiant Loyalty Solutions from March 1999 to April of 2003. Prior to his tenure at Affinion, he served as Vice President of Business Development for NCCI from October 1993 until March of 1999.

Sloane Levy was appointed Chief Administrative Officer and President, Legacy Membership and Package as of January 1, 2016. From March 1, 2014 to January 1, 2016, Ms. Levy served as President, Membership Services. From January 1, 2011 to March 1, 2014, Ms. Levy served as Executive Vice President and General Counsel. From October 2006 to January 2011, Ms. Levy served as Senior Vice President and General Counsel of Webloyalty. From June 2005 to October 2006, Ms. Levy was Vice President and General Counsel for Harte-Hanks, Inc., a direct marketing company. From May 1999 to January 2005, Ms. Levy served as a Senior Vice President, General Counsel and directed the Human Resources department at Modem Media, Inc., an internet marketing and advertising company which was acquired by Digitas, Inc. in October 2004. From May 1994 to May 1999, Ms. Levy worked as a staff attorney at Witco Corporation and served as its Director of Investor Relations during the last year of her tenure. Previously, she was employed as a corporate associate at Weil, Gotshal & Manges LLP and at Arent Fox LLP.

James C. Daly, Jr. was appointed Executive Vice President and Chief Human Resources Officer of the Company as of December 1, 2012. Mr. Daly was formerly the Senior Vice President and Chief Human Resources Officer of Affinion from February 2012 to December 2012. Prior to his tenure at the Company, Mr. Daly was employed as Vice President, Head of Human Resources at Standard & Poor’s from 2007 until 2012. From 2000 to 2006, Mr. Daly served as Principal in the investment firm, Caydal, LLC. From 1995 to 2000, Mr. Daly served as Senior Vice President, Human Resources for News America Marketing, a News Corporation company. Prior to 1995, Mr. Daly held various human resources roles with Kraft Foods, American Express and General Foods Corporation.

Brian J. Dick was appointed Executive Vice President and Chief Accounting Officer on January 10, 2012. Prior to that time he served as Senior Vice President and Chief Accounting Officer since December 1, 2005. Prior to joining the Company, he was most recently an independent contractor from February 2005 through November 2005. He served as the Vice President and Controller for Modem Media, Inc., an internet marketing and advertising company which was acquired by Digitas, Inc. in October 2004, from October 2002 through January 2005, where he oversaw the global accounting, financial reporting, tax and treasury functions. From 1999 to 2001, he was the Vice President of Finance for Crompton Corporation, where he managed the Controllers, Information Systems and e-Business functions. From 1995 to 1999, he held various senior financial positions at Witco Corporation until it was acquired by Crompton Corporation. He also served as the Controller of Formica Corporation from 1989 to 1995. From 1978 to 1989, he held various positions with Price Waterhouse LLP (now PricewaterhouseCoopers).

Brian J. Fisher was appointed Executive Vice President and General Counsel on March 1, 2014. Prior to that, he served as General Counsel of the Company’s North American business. Mr. Fisher joined us in November 2002 as a member of the Legal Department. Prior to joining the Company, Mr. Fisher was employed as a corporate associate at Akin, Gump, Strauss, Hauer & Feld, LLP.

Robert Lyons was appointed Executive Vice President and Chief Operating Officer of the Company in February 2014 and has oversight of the Company’s Global Operations and Technology. Prior to joining Affinion, Mr. Lyons was Executive Vice President, Technology and Operations of Ascend Learning, LLC, a leading provider of technology-based educational, curriculum and assessment solutions for the healthcare industry and other vocational fields from January 2012 to February 2014. Prior to Ascend, Mr. Lyons held executive positions with several companies, including Stream Global Services from July 2009 to December 2011.

Scott W. Bernstein has been a director of the Company since November 9, 2015. Since November 2010, Mr. Bernstein has served as a director (and as Chairman since July 2014) and Chief Executive Officer of OSG Holdings, Inc., and its predecessors, a leading provider of automated, outsourced billing and customer communications solutions. Over the past twenty years, Mr. Bernstein has also held senior executive positions with several companies, including Time Warner, Six Flags and certain predecessors of Affinion. From 1999 to 2001, Mr. Bernstein held various positions at Cendant Membership Services, including Senior Vice President, President of Membership and Consumer Services and Chief Executive Officer. In 2001, Mr. Bernstein oversaw the formation and spin-off of the membership and loyalty businesses of Cendant into Trilegiant Corporation, a subsidiary of the Company, where he served as the founding President, Chief Executive Officer and as a director before leaving later in 2001. Mr. Bernstein brings to the Company’s board his significant experience in analyzing, advising and investing in public and private companies, as well as his significant experience in operating businesses in the marketing and business services sector and the management of businesses in the process of strategic repositioning.

Rick P. Frier has been a director of the Company since November 9, 2015. Most recently, Mr. Frier served as Executive Vice President and Chief Financial Officer of Chiquita Brands International Inc., a leading international marketer and distributor of fresh food products, from 2013 to 2015. Prior to this, he served as Executive Vice President, Chief Financial Officer and Board Director of Catalina Marketing Corp. from 2005 to 2012, where he led all global finance functions and new business development. From 2001 to 2005, he served as Chief Financial Officer, Chief Operating Officer and Board Director of Mattress Discounters Inc. Mr. Frier brings to the Company’s board his significant experience in strategic planning and leading financial operations for both public and private companies.

Skip Victor has been a director of the Company since December 16, 2013. Mr. Victor currently serves as a Managing Director and member of the Investment Committee of Balmoral Funds, where he has been employed since 2005. From October 2006 through April 2015, Mr. Victor was a Senior Managing Director of Duff & Phelps in its Restructuring Group and, from 1990 through 2006, Mr. Victor was a co-founder and Senior Managing Director of Chanin Capital Partners, a boutique investment bank focusing on corporate restructurings that was sold to Duff & Phelps in October 2006. Mr. Victor has previously served on various boards of directors of public and private companies including Bennington Marine, Bucyrus-Erie, SpectraVision and The Washington Group, and he currently serves on several non-profit boards including Academic Exchange and the Los Angeles Child Guidance Clinic. Mr. Victor brings to the Company’s board his more than 27 years of experience in analyzing, advising and investing in public and private companies.

Board Composition

Our board of directors currently consists of five directors, divided as equally as possible into three classes, each of whom shall serve for a three-year term or until the earlier of their death, disability or removal (except with respect to the initial directors appointed or confirmed in connection with the consummation of the 2015 Transactions, in which case the Class I director shall serve until the first annual meeting of shareholders following such consummation, the Class II directors shall serve until the second annual meeting of stockholders following such consummation and the Class III directors shall serve until the third annual meeting of stockholders following such consummation). Each director serves in such class of directors, and in such capacity and having such title, as set forth opposite his name below:

Name	Class/Initial Term Expiration	Title
L. Spencer Wells	II / 2nd annual meeting	Chairman of the Board of Directors
Todd H. Siegel	III / 3rd annual meeting	Director
Scott W. Bernstein	II / 2nd annual meeting	Director
Rick P. Frier	III / 3rd annual meeting	Director
Skip Victor	I / 1st annual meeting	Director

A majority of the board of directors will constitute a quorum for board meetings. The convening of a special meeting will be subject to advance written notice to all directors.

Committees of our Board of Directors

Our board of directors has an Audit Committee and a Compensation Committee.

Audit Committee

The current members of the audit committee are Messrs. Wells, Bernstein, Frier and Victor. Mr. Frier is the chairman of the audit committee. The principal duties and responsibilities of our audit committee are as follows:

•	to monitor our financial reporting process and internal control system;

•	to oversee the integrity of our financial statements;

•	to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement, approve audit and non-audit services to be performed by such auditor and oversee their work;

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority, at its discretion, to retain counsel and advisors to fulfill its responsibilities and duties at our expense.

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that members of our audit committee be independent. However, our board of directors has determined that each of the members of our audit committee is independent as defined under the New York Stock Exchange rules and each is financially literate and has experience analyzing or evaluating financial statements. Our board of directors has also determined that each of Messrs. Frier, Bernstein and Wells is an “audit committee financial expert” within the meaning of applicable SEC regulations.

Compensation Committee

The current members of the compensation committee are Messrs. Wells, Bernstein, Frier and Victor. Mr. Bernstein is the chairman of the compensation committee. The principal duties and responsibilities of the compensation committee are as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our chief executive officer, the other executive officers, other officers and employees;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to prepare an annual compensation committee report, provide regular reports to the board, and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that members of our compensation committee be independent. However, our board of directors has determined that each of the members of our compensation committee is independent as defined under the New York Stock Exchange rules.

ITEM 6.	EXECUTIVE COMPENSATION

The information in this Executive Compensation section reflects the compensation structure and policies of the Company in effect as of December 31, 2015, unless otherwise noted.

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee of our board of directors, which we refer to herein as the “Committee,” is responsible for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee also serves as the compensation committee of the board of directors of Affinion. The Committee strives to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to our executive officers, including the named executive officers, are similar to those provided to executive officers at comparable companies in similarly situated positions.

Named Executive Officers

For 2015, our named executive officers and their respective titles are as follows:

•	Todd H. Siegel, Chief Executive Officer and Director

•	Gregory S. Miller, Executive Vice President and Chief Financial Officer

•	Michele Conforti, President and Managing Director, Affinion International

•	Sloane Levy, President, Membership

•	Robert Lyons, Executive Vice President and Chief Operating Officer

Messrs. Siegel and Miller are named executive officers for 2015 based on their positions with us as chief executive officer and chief financial officer during 2015. Mr. Conforti, Ms. Levy and Mr. Lyons are named executive officers based on their levels of compensation during 2015.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of our specific annual, long-term and strategic goals, and which aligns executives’ interests with those of our stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives at companies with, among other things as discussed in greater detail below, similarly sized revenues. To that end, the Committee believes executive compensation packages provided by us to our executives, including to our named executive officers, should include both cash and share-based compensation that reward performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The chief executive officer annually reviews the performance of each of our named executive officers (other than the chief executive officer, whose performance is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual incentive award target and actual payout amounts, are presented to the Committee, which has the discretion to modify any recommended adjustments or awards to executives.

The Committee has final approval over all compensation decisions for our named executive officers and approves recommendations regarding cash and equity awards to all of our officers.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured our annual and long-term incentive cash and share-based executive compensation programs to motivate our executives to achieve the business goals set by us and to reward the executives for achieving these goals. In evaluating executive compensation, the Committee considers a variety of factors including market demands, internal equity and external surveys which provide insight into and guidance on the pay practices of similar companies. As a general rule, we target total cash compensation at the 50th percentile of companies with similarly sized revenues. While survey data provides us with a helpful guideline, we do not make compensation decisions based on any single factor.

We have found the Total Remuneration Surveys, produced by Mercer, Inc., provides helpful insight, as it reflects input from over 3,000 companies representing 1,400 positions, in General Industry, Service and Retail with revenues ranging from $100 million to over $10 billion. As we recruit talent from various sectors, the broad view of this survey is valuable. While the survey provides an overall list of participating companies, the data that is provided to us for comparison purposes is based on a subgroup of companies with revenues similar to ours. The identity of these companies is not provided to us. In sum, while we are familiar with the broad range of companies that participate in the survey, we are not provided with, and therefore have not listed, the names of the companies that comprise our comparison group.

Executive Compensation Components

The principal components of compensation for our named executive officers are:

•	base salary;

•	performance-based incentive compensation;

•	long-term equity incentive compensation;

•	retirement and other benefits; and

•	perquisites.

Base Salary

We provide our named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and scope of responsibility by using comparative market data. The initial base salary for our named executive officers is established in their employment agreements.

Salary levels are reviewed annually as part of our performance review process as well as upon a promotion or other material change in job responsibility. Merit based increases to salaries of the executives, including our named executive officers, are based on the Committee’s assessment of the individual’s performance.

In reviewing base salaries of our executives, the Committee primarily considers:

•	scope and/or changes in individual responsibility;

•	internal analysis of the executive’s compensation, both individually and relative to other officers; and

•	individual performance of the executive.

The Committee reviews these criteria collectively but does not assign a weight to any criterion when setting base salaries. Each base salary adjustment is made by the Committee subjectively based upon the foregoing.

Performance-Based Incentive Compensation

Our annual incentive plan is an annual cash incentive program with payments determined based on performance against measurable annual financial goals. If the applicable performance goals are achieved, the payment of bonuses at target under our annual incentive plan, together with annual base salary, is designed to deliver annual cash compensation to our named executive officers on average at the 50th percentile of the cash compensation of executives in similarly sized organizations. The annual incentive plan is intended to focus the entire organization on meeting or exceeding Adjusted EBITDA and free cash flow performance goals that are set during the early part of each year and approved by the Committee, while also providing significant opportunity to reward individual contributions.

We believe that Adjusted EBITDA and adjusted free cash flow measures are clearly understood by both our employees and stockholders, and that achievement of the stated goals is a key component in the creation of long-term value for our stockholders. Except as may be determined by the Committee, in its sole discretion, no bonuses are payable under the annual incentive plan if the Adjusted EBITDA and adjusted free cash flow performance goals established by the Committee for that year are not achieved.

For each named executive officer, as well as for each eligible employee, the actual bonus payable for a particular year under the annual incentive plan is bifurcated into a performance-based element and a discretionary element, neither of which is payable if the performance-based element is not achieved unless approved by the Committee. The performance-based element is based on achieving and exceeding the Adjusted EBITDA and adjusted free cash flow performance goals (a precondition to the payment of the bonus) and the discretionary element is based on the Committee’s assessment of the individual employee’s performance (weighted at 100%). In assessing the individual performance of our named executive officers, the Committee, in its discretion, considers the recommendations of our chief executive officer (except in determining the chief executive officer’s and chairman’s bonuses) and the following list of factors (the list of factors is not exclusive and no particular weight is assigned to any factor used) and makes its determinations as of the date the bonus is payable: achievement of internal financial and operating targets, including free cash flow and customer growth; improvement of performance and customer satisfaction with our services; improvement of management and organizational capabilities and implementation of long-term strategic plans.

The target bonus percentage (which in the aggregate applies to the discretionary and performance-based elements of the annual incentive bonus, each of which is weighted equally) for our named executive officers is established in their employment agreements or as modified by the Committee. For 2015, our named executive officers had the following bonus targets based on their respective annual base salaries: Mr. Siegel’s target remained at 150%; Mr. Miller’s target remained at 100%; Mr. Conforti’s target remained at 75%; Ms. Levy’s target remained at 100%; and Mr. Lyons’ target remained at 100%.

The Committee believes that a relatively greater proportion of the chief executive officer’s annual compensation should be subject to the achievement of the performance goals. The Committee retains the right to pay bonuses to the named executive officers and other employees that are in addition to, or in lieu of, the bonuses described in their employment agreements, which bonuses may be based on company or individual performance goals not reflected in our annual incentive plan or purely discretionary.

For 2015 the Committee established an Adjusted EBITDA performance goal of $272.8 million and an adjusted free cash flow metric of $171.7 million. These goals were not achieved for 2015. However, notwithstanding that our goals were not achieved for 2015, the Committee decided to fund a discretionary bonus pool at 82% of the budgeted amount in recognition of the performance of the Company relative to the performance goals and in recognition of the dedication of employees in light of a difficult economic and regulatory environment. Such pool has been fully accrued and will be allocated based solely upon individual results and the individual’s impact on the business. The Committee has not yet determined the amount of the annual bonuses, if any, that will be paid to each of the named executive officers. We anticipate that the Committee’s determination regarding 2015 annual bonuses, if any, payable to our named executive officers will be made by April 2016. For 2016, the performance goals have not been finalized.

Long-Term Equity Incentive Compensation

Adoption of 2015 Equity Incentive Plan

On November 9, 2015, the board of directors of Affinion Holdings adopted, and the shareholders of Affinion Holdings approved, the Affinion Group Holdings, Inc. 2015 Equity Incentive Plan (the “2015 Plan”), under which employees, directors and other service providers of Affinion Holdings and its affiliates are eligible to receive awards in respect of Affinion Holdings’ common stock. The rationale for the 2015 Plan is to provide a means through which Affinion Holdings and its affiliates may attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of Affinion Holdings and its affiliates to acquire and maintain an equity interest in Affinion Holdings, or be paid incentive compensation, which may (but need not) be measured by reference to Affinion Holdings’ stock price. In connection with the adoption of the 2015 Plan, no additional grants will be made under the Affinion Group Holdings, Inc. 2005 Stock Incentive Plan (the “2005 Plan”), the Affinion Group Holdings, Inc. 2007 Stock Award Plan (the “2007 Plan”), or the Webloyalty Holdings, Inc. 2005 Equity Award Plan (the “Webloyalty 2005 Plan”).

Option Cancellation

On November 9, 2015, in connection with the consummation of the 2015 Exchange Offers and 2015 Rights Offering, the Committee approved the cancellation of all stock options (the “Underwater Options”) previously issued and outstanding under the 2007 Plan and the Webloyalty 2005 Plan. The Underwater Options had a per share exercise price in excess of the current fair market value per share of Affinion Holdings’ common stock and as such the Committee determined that the Underwater Options no longer served as adequate incentive or retention tools for the recipients. Pursuant to the terms of the 2007 Plan and the Webloyalty 2005 Plan, the Underwater Options were canceled in connection with the 2015 Rights Offering. Stock options issued and outstanding under the 2005 Plan were not affected by the cancellation.

Award Adjustments

In addition to the cancellation of the Underwater Options, on November 9, 2015, in connection with the consummation of the 2015 Exchange Offers and 2015 Rights Offering, the Committee adjusted the terms of stock options (the “2005 Options”) issued and outstanding under the 2005 Plan and retention units (“Retention Units”) issued and outstanding under the 2007 Plan (the “Adjustment”). With respect to each of the 2005 Options, for each share of Class A Common Stock originally underlying the 2005 Option, the award was converted to an option (the “Converted Option”) to acquire 0.003775 shares of Class C Common Stock and 0.003974 shares of Class D Common Stock. In addition, the exercise price of each 2005 Option was adjusted such that the aggregate exercise price and the aggregate spread of the 2005 Option equals the aggregate exercise price and the aggregate spread of the Converted Option. With respect to the Retention Units, for each share of Class A Common Stock originally underlying the Retention Units, the award was converted into retention units in respect of 0.003775 shares of Class C Common Stock and 0.003974 shares of Class D Common Stock.

2014 Performance Incentive Award Program

The 2014 Performance Incentive Award Program (“2014 PIA awards”), approved by the Committee on April 1, 2014, was subject to time-based vesting conditions and performance-based vesting conditions, including the achievement of certain overall corporate and business unit performance goals, as applicable, during the 2014 calendar year. On March 16, 2015, the Committee determined that the 2014 performance goals were not achieved at the minimum level to fund the 2014 PIA awards, thus the awards under this plan were canceled.

2015 Retention Award Program

On March 16, 2015, the Committee approved the 2015 Retention Award Program (“2015 Retention Program”), an equity and cash incentive award program, intended to encourage the retention of certain key employees. The Committee approved 2015 Retention Program grants to Mr. Siegel with a fair market value of $1,900,000, Mr. Miller of $500,000, Mr. Conforti of $500,000, Ms. Levy of $500,000 and Mr. Lyons of $500,000. Fifty percent of each employee’s 2015 Retention Program award was denominated in stock units and the remaining fifty percent was denominated in cash. Due to the adjustment of the stock units in connection with the completion of the 2015 Transactions, the stock unit component of the 2015 Retention Program does not currently have any meaningful value.

The amounts of the cash bonuses and restricted stock units under the 2015 Retention Award Program for each of our named executive officers were based on the amounts granted under the 2014 PIA awards; the 2014 PIA awards were cancelled as a result of the Company not attaining the applicable performance goals. In light of the cancellation of the 2014 PIA awards, the Committee approved the issuance of retention awards to each named executive officer based on the same values in order to encourage the continued employment of our named executive officers.

The 2015 Retention Program is subject to time-based vesting conditions. An employee will become vested in the stock units and cash components of the 2015 Retention Program in two equal installments on March 15, 2016 and 2017, subject to the employee’s continued employment on those dates.

Retirement Benefits

Our U.S. named executive officers (Mr. Siegel, Mr. Miller, Ms. Levy and Mr. Lyons) are eligible to participate in our Employee Savings Plan. This plan is a tax-qualified retirement savings plan pursuant to which all U.S. based employees or U.S. expatriates are able to contribute on a before-tax basis the lesser of up to 50% of their annual salary or the limit prescribed by the Internal Revenue Service. We match 100% of the first 4% of each employee’s pay that is contributed to the Employee Savings Plan. All contributions to the Employee Savings Plan as well as any matching contributions are fully vested upon contribution.

Perquisites

We provide named executive officers with limited perquisites that we and the Committee believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Each of the named executive officers is entitled to a car allowance.

The Committee periodically reviews the levels of perquisites provided to our named executive officers.

Attributed costs of the perquisites described above for the named executive officers for fiscal years 2013, 2014 and 2015 are included in column (i) of the “Summary Compensation Table.”

Severance Payments

Employment agreements are currently in effect with Messrs. Siegel, Miller, Conforti and Lyons and Ms. Levy. These employment agreements provide for severance payments in certain circumstances. The employment agreements are designed to promote stability and continuity of senior management.

In the event the employment of any of Messrs. Siegel, Miller, Conforti or Lyons or Ms. Levy is terminated by us without “cause” (including as a result of our nonrenewal of their respective employment agreement) or they terminate their respective employment with us for “good reason,” the terminating executive will be entitled under the severance provisions of his or her employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned but unpaid for any fiscal year ended prior to the year in which the date of termination occurs, as well as periodic payments in the aggregate equal to: (i) in the case of Mr. Siegel, 200% of the sum of his annual base salary and target bonus, (ii) in the case of either of Mr. Miller, Ms. Levy or Mr. Lyons, 100% of the sum of their respective annual base salary and target bonus, and (iii) in the case of Mr. Conforti, 50% of his annual base salary. If employment of any of Messrs. Siegel, Miller, Conforti or Lyons or Ms. Levy terminates due to death or disability, he or she will be entitled to a lump sum payment equal to 100% of base salary. Definitions referenced above can be found under the subheading “Employment Agreements” following the Summary Compensation Table.

Information regarding applicable payments under such agreements for the named executive officers is provided under the heading “Potential Payments upon Termination or Change of Control.”

2016 Actions

On March 9, 2016, the Committee approved two forms of incentive awards in order to reward employees based on overall Company performance and value creation for the Company’s shareholders and to encourage retention of the Company’s key employees as the Company’s business transitions following the 2015 Transactions. The incentive awards will be issued in the form of cash awards and in the form of stock options, as described below.

2016 Long Term Incentive Awards

On March 9, 2016, the Committee approved awards under the Affinion Group Holdings, Inc. 2016 Long Term Incentive Program (the “2016 LTIP”), which is a performance-based cash incentive award program designed to reward employees based on overall Company performance and intended to foster retention of approximately 66 key employees of the Company and its subsidiaries. The 2016 LTIP was established pursuant to the 2015 Plan. The awards under the 2016 LTIP (the “2016 Awards”) are denominated in terms of a target cash award value and contain both performance-based and time-based vesting terms and conditions as described below. The performance goals underlying the 2016 LTIP are designed to build value and a strong financial foundation for the Company and position the Company for future growth.

In general, 100% of a 2016 Award will be subject to time-based vesting conditions and between 50% to 100% of a 2016 Award will be subject to performance-based vesting conditions based on the employee’s seniority level. With respect to our named executive officers and any other employee who is a direct report of our chief executive officer, 100% of the amount of the 2016 Award granted to such person will be subject to both performance-based and time-based vesting conditions. Other employees who receive 2016 Awards will have 50% of their 2016 Awards subject to both performance-based vesting and time-based vesting conditions and the remaining 50% of those 2016 Awards will be subject to time-based vesting conditions only. The portion of a 2016 Award that is subject to both performance-based and time-based vesting conditions is referred to as a “Performance Award” and the portion of a 2016 Award that is only subject to time-based vesting conditions is referred to as a “Retention Award.”

With respect to the Performance Award portion of the 2016 Award, the actual amount of the Performance Award in which an employee will be eligible to vest is based on the level of achievement by the Company of certain overall corporate and business unit financial performance goals, as applicable. The Performance Award is also based on certain non-financial performance goals, and if such goals are not attained, the Performance Award may be adjusted downward by up to 20%. The determination as to whether such financial and non-financial performance goals have been attained will be made following the completion of the 2017 fiscal year. The actual amount of the Performance Award in which the employee will be eligible to vest will then be added to the amount of the employee’s Retention Award and the sum is referred to as the “Total Adjusted Award.”

        An employee will become vested in the Total Adjusted Award based on his or her continued service with the Company. The Total Adjusted Award will vest in two (2) installments with 25% vesting on March 15, 2018 and 75% vesting on March 15, 2019 (each such date, a “Vesting Date”), subject to the employee’s continued service with the Company on each applicable Vesting Date.

The portion of the Total Adjusted Award which becomes vested as of a given Vesting Date will be paid in cash to the employee, subject to applicable tax withholding, as soon as practicable following such Vesting Date but in no event later than the sixtieth (60th) day following such Vesting Date.

Messrs. Siegel, Miller, Conforti and Lyons received 2016 Awards with cash values equal to $1,250,000, $500,000, $500,000 and $500,000, respectively, in each case, subject to the performance-based and time-based vesting conditions described above.

Stock Options

On March 9, 2016, the Committee approved grants of stock options under the 2015 Plan to our named executive officers. Messrs. Siegel, Miller, Conforti and Lyons received options to purchase 191,000, 66,850, 66,850 and 66,850 shares of our Common Stock, respectively, at an exercise price equal to $13.97 per share. The options granted to our named executive officers become vested in four equal installments on each of the first four anniversaries of the grant date.

Michele Conforti

On March 9, 2016, the Committee increased the base salary of Mr. Conforti by 5% and increased his target bonus from 75% of salary to 100% of salary.

Tax and Accounting Implications

Deductibility of Executive Compensation/Internal Revenue Code Section 162(m)

Because we have not had a class of equity securities that was required to be registered under the Exchange Act, historically, we have not been subject to Internal Revenue Code Section 162(m). At such time as a class of our equity securities becomes registered, we intend to structure our compensation programs so as to preserve any deductions under Internal Revenue Code Section 162(m).

Accounting for Share-Based Compensation

The Company accounts for share-based payments under its stock incentive plans in accordance with and to the extent required by FASB Accounting Standards Codification Topic 718, Compensation-Stock Compensation.

COMPANY RISK ASSESSMENT

Based on our assessment, we believe that our compensation and benefit programs have been appropriately designed to attract and retain talent and properly incent employees. Although our programs are generally designed to pay-for-performance and to provide incentive-based compensation, the programs contain various mitigating factors to ensure our employees, including our named executive officers, are not encouraged to take unnecessary risks in managing our business. These factors include:

•	the multiple elements of our compensation packages, including base salary, annual bonus programs and, for many of our professional level employees, equity awards that vest over multiple years and that are intended to motivate employees to take a long-term view of our business;

•	the structure of our annual cash bonus program, which is based on the collective achievement of numerous factors including cash flow, EBITDA and individual performance against functional goals, minimizes the risk of employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business;

•	oversight of programs by the committees of the board of directors, including the Compensation Committee; and

•	a sound mixture of programs that provide focus on both short and long term goals.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of our 2015 named executive officers for the fiscal years ended December 31, 2015, 2014 and 2013, to the extent that each of the 2015 named executive officers listed below was a named executive officer for such year(s).

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)		(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)		Total ($)
Todd H. Siegel	2015	$634,500	$—	$950,000	$—	$950,000	$—	$27,894	(5)	$2,562,394
Chief Executive Officer	2014	$600,000	$855,000	$950,000	$664,179	$950,000	$—	$27,872		$4,047,051
	2013	$600,000	$810,000	$—	$—	$—	$—	$27,472		$1,437,472

Gregory S. Miller	2015	$423,077	$—	$250,000	$—	$250,000	$—	$27,894	(6)	$950,971
Executive Vice President Chief Financial Officer (5)	2014	$369,231	$400,000	$845,500	$160,000	$250,000	$—	$126,401		$2,151,132

Michele Conforti	2015	$364,644	$—	$250,000	$—	$250,000	$—	$240,554	(7)	$1,105,198
President and Managing Director, Affinion International	2014	$395,707	$280,401	$250,000	$180,160	$250,000	$—	$222,939		$1,579,207

Sloane Levy	2015	$423,077	$—	$250,000	$—	$250,000	$—	$27,894	(8)	$950,971
President, Membership	2014	$400,000	$360,000	$250,000	$234,088	$250,000	$—	$27,318		$1,521,406
	2013	$400,000	$360,000	$—	$—	$—	$—	$17,472		$777,472

Robert Lyons	2015	$423,077	$—	$250,000	$—	$250,000	$—	$27,894	(9)	$950,971
Executive Vice President and	2014	$315,385	$299,616	$250,000	$100,000	$250,000	$—	$151,880		$1,366,881
Chief Operating Officer

(1)	For 2015, Mr. Siegel’s target bonus remained at 150%, Mr. Miller’s target remained at 100%, Mr. Conforti’s target remained at 75%, Ms. Levy’s target remained at 100% and Mr. Lyons’ target remained at 100%. The Committee has not yet determined the amount of the 2015 annual bonuses to be paid to each of the named executive officers, if any. We anticipate that 2015 annual bonuses will be determined by April 2016.
(2)	The amounts shown in columns (e) and (f) reflect, for each named executive officer, the aggregate grant date fair value of stock and option awards during fiscal year 2015, 2014 and 2013 in accordance with FASB ASC Topic 718, including awards under the 2015 Retention Program.
(3)	The amounts in column (g) reflect, for each named executive officer, the cash portion of awards under the 2014 Performance Incentive Award Plan and the 2015 Retention Program.
(4)	The amounts shown in column (i) reflect, for Mr. Siegel, Mr. Miller, Ms. Levy and Mr. Lyons, the matching contributions we made on behalf of the named executive officers to the Employee Savings Plan (which is more fully described under “—Retirement Benefits” above). For 2015 such amounts were $10,400 for Mr. Siegel, $10,400 for Mr. Miller, $10,400 for Ms. Levy and $10,400 for Mr. Lyons. Also included in this column are the value of long term disability insurance premiums imputed to these executive officers (each less than $500) and also certain annual perquisites disclosed in other footnotes to this Summary Compensation Table.
(5)	Includes an automobile allowance for 2015 equal to $17,340.
(6)	Includes an automobile allowance for 2015 equal to $17,340.
(7)	Includes a company car allowance for 2015 equal to $4,055, a company contribution to pension plan equal to $222,547 and an executive pension / health fund contribution equal to $13,953.

(8)	Includes an automobile allowance for 2015 equal to $17,340.
(9)	Includes an automobile allowance for 2015 equal to $17,340.

GRANTS OF PLAN BASED AWARDS IN FISCAL YEAR 2015

The following table presents information regarding the equity awards granted to our named executive officers during fiscal year 2015.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
(a)	(b)	(c)(1)	(d)(1)	(e)(1)	(f)	(g)	(h)	(i)(2)(3)	(j)	(k)	(l)(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Todd H. Siegel	3/16/2015	$950,000	$950,000	$950,000				833,333	—	—	$950,000
Gregory S. Miller	3/16/2015	$250,000	$250,000	$250,000				219,298	—	—	$250,000
Michele Conforti	3/16/2015	$250,000	$250,000	$250,000				219,298	—	—	$250,000
Sloane Levy	3/16/2015	$250,000	$250,000	$250,000				219,298	—	—	$250,000
Robert Lyons	3/16/2015	$250,000	$250,000	$250,000				219,298	—	—	$250,000

(1)	Amounts reflected in columns (c), (d) and (e) represent the cash component of awards granted under the 2015 Retention Program.
(2)	Amounts reflected in columns (i) and (l) relate to the retention unit component of awards granted under the 2015 Retention Program.
(3)	Awards disclosed in column (i) were granted under the 2007 Plan and reflect the original number of retention units granted under the 2015 Retention Program prior to adjustment in connection with the consummation of the 2015 Exchange Offers and 2015 Rights Offering on November 9, 2015, as described below.

Employment Agreements

The following paragraphs summarize the material terms of the employment agreements of our named executive officers who are currently employed by us. The severance provisions of these agreements are summarized under the heading “Potential Payments upon Termination or Change of Control.”

Todd H. Siegel. Effective as of November 9, 2007, we entered into an employment agreement with Mr. Siegel pursuant to which he served as an Executive Vice President and our General Counsel. Mr. Siegel was appointed as the Company’s Chief Financial Officer as of November 24, 2008. Effective February 17, 2009, Mr. Siegel resigned as General Counsel of the Company; Mr. Siegel served as an Executive Vice President and our Chief Financial Officer until September 20, 2012, at which time he was promoted to Chief Executive Officer. The initial term of the agreement was November 9, 2007 through June 1, 2010. After the initial term, the agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. Although the agreement reflects an annual base salary of $275,000, Mr. Siegel’s annual base salary was increased to $284,000 on February 26, 2008 pursuant to a compensation committee resolution. Mr. Siegel’s annual base salary was further increased to $350,000 in connection with his promotion to Chief Financial Officer, increased to $600,000 in connection with his promotion to Chief Executive Officer and again increased to $615,000 on February 27, 2015. Mr. Siegel is also eligible for an annual target bonus of 150% of his base salary, subject to the attainment of performance goals established by the Committee under our annual incentive plan.

Greg Miller. Effective as of December 16, 2013, we entered into an employment agreement with Mr. Miller pursuant to which he has served as Executive Vice President and Chief Financial Officer. The initial term of the employment agreement was from January 20, 2014 through January 20, 2015. After the initial term, the agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. Under the employment agreement, Mr. Miller’s annual base salary is $410,000 and his annual target bonus is 100% of base salary.

Michele Conforti. Effective as of May 14, 2007, we entered into an employment agreement with Mr. Conforti pursuant to which he served as Executive Vice President and Chief Financial Officer, Affinion International. Effective March 1, 2014, Mr. Conforti was promoted to the role of President and Managing Director, Affinion International. On March 9, 2016, the Committee increased the base salary of Mr. Conforti by 5% and increased his target bonus from 75% of salary to 100% of salary.

Sloane Levy. On January 14, 2011, we entered into an employment agreement with Ms. Levy pursuant to which she served as Executive Vice President and General Counsel of the Company. The initial term of the agreement is one year. After the initial term, the agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. The agreement reflects Ms. Levy’s base salary of $300,000, subject to annual review for potential increases. Ms. Levy is eligible to receive an annual target bonus of 100% of her base salary, subject to the attainment of performance goals established by the Committee under our annual incentive plan. Ms. Levy’s annual base salary was increased to $400,000 effective May 1, 2011. On April 1, 2014, Ms. Levy assumed the role of President, Membership. Ms. Levy’s annual base salary was further increased to $410,000 effective April 1, 2015.

Robert Lyons. Effective as of December 27, 2014, we entered into an employment agreement with Mr. Lyons pursuant to which he has served as Executive Vice President and Chief Operating Officer. The initial term of the employment agreement was from December 27, 2014 through December 27, 2015. After the initial term, the agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. Under the employment agreement, Mr. Lyons’ annual base salary is $410,000 and his annual target bonus is 100% of base salary.

Restrictive Covenants. Each of the named executive officers is subject to restrictive covenants contained in their employment agreements, which are identical to covenants they are subject to in their capacity as shareholders under the Shareholders Agreement, to the extent applicable. Each named executive officer is prohibited from soliciting our employees, customers, suppliers, and licensees for three (3) years following his or her termination of employment and prohibited from competing with us and our affiliates for two (2) years following termination of employment. Each named executive officer is also subject to post-termination nondisclosure obligations relating to confidential company information.

Stock Incentive Plans

2015 Plan

On November 9, 2015, the board of directors of Affinion Holdings adopted, and the shareholders of Affinion Holdings approved, the 2015 Plan, under which employees, directors and other service providers of Affinion Holdings and its affiliates are eligible to receive awards in respect of Affinion Holdings’ common stock. The rationale for the 2015 Plan is to provide a means through which Affinion Holdings and its affiliates may attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of Affinion Holdings and its affiliates to acquire and maintain an equity interest in Affinion Holdings, or be paid incentive compensation, which may (but need not) be measured by reference to Affinion Holdings’ stock price. Upon adoption of the 2015 Plan, no additional grants may be made under the Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, the Affinion Group Holdings, Inc. 2007 Stock Award Plan, or the Webloyalty Holdings, Inc. 2005 Equity Award Plan.

The board of directors authorized a number of shares of Affinion Holdings’ common stock for grants under the 2015 Plan equal to 90,933 shares of Affinion Holdings’ common stock. Grants of non-qualified stock options, incentive (or tax-qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, and/or performance compensation awards may be made under the 2015 Plan. Cash bonus awards may also be granted under the 2015 Plan. The 2015 Plan has a term of ten years and no further awards may be granted under the 2015 Plan after November 9, 2025.

The Committee (or Affinion Holdings’ board of directors acting as the Committee) administers the 2015 Plan and has the power to grant awards under the 2015 Plan, select eligible persons to receive awards under the 2015 Plan, determine the specific terms and conditions of any award (including price and conditions of vesting), construe and interpret the 2015 Plan, and generally make all other determinations and take other actions as may be necessary or advisable for the administration of the 2015 Plan. In the event of a change in control, the Committee may determine, in its sole discretion, that outstanding options and equity awards (other than performance compensation awards) issued under the 2015 Plan become fully vested and may vest performance compensation awards based on the level of attainment of the specified performance goals. The Committee may also cancel outstanding awards and pay the value of such awards to participants in connection with a change in control.

2005 Plan

On October 17, 2005, Affinion Holdings adopted its 2005 Plan. The 2005 Plan allows Affinion Holdings to grant nonqualified stock options, rights to purchase shares of Affinion Holdings common stock and awards of restricted shares of Affinion Holdings common stock to Affinion Holdings and its affiliates’ directors, employees and consultants. The 2005 Plan is administered by the Committee, which has the power to grant awards under the 2005 Plan, select eligible persons to receive awards under the 2005 Plan, determine the specific terms and conditions of any award (including price and conditions of vesting), construe and interpret the provisions of the 2005 Plan, and generally make all other determinations and take other actions as may be necessary or advisable for the administration of the 2005 Plan. Upon adoption of the 2007 Plan, no additional grants were made under the 2005 Plan.

In the event of a change in control of Affinion Holdings, Affinion Holdings may, but is not obligated to, purchase then-outstanding options for a per option amount equal to the amount per share received in respect of the shares sold in the change in control transaction less the option price multiplied by the number of shares subject to the option. Stock awards will have a purchase price as determined by Affinion Holdings’ compensation committee and evidenced by an award agreement. Affinion Holdings may amend or terminate the 2005 Plan at any time, but no such action as it pertains to an existing award may materially impair the rights of an existing holder without the consent of the participant.

Both time and performance-based vesting options have been awarded under the 2005 Plan. On April 1, 2014, the Company modified approximately 2.1 million of the outstanding options under the 2005 Plan, adjusting the exercise price to $1.14 per common share and extending the contractual life of the modified options until April 1, 2024.

2007 Plan

On November 7, 2007, the board of directors of Affinion Holdings adopted its 2007 Plan, under which our employees, directors and other service providers are eligible to receive awards of Affinion Holdings common stock. The rationale for the 2007 Plan was to provide a means through which Affinion Holdings and its affiliates may attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of Affinion Holdings and its affiliates to acquire and maintain an equity interest in Affinion Holdings, or be paid incentive compensation, which may (but need not) be measured by reference to Affinion Holdings’ stock price. Upon adoption of the 2015 Plan, no additional grants may be made under Affinion Holdings’ 2007 Plan.

Affinion Holdings’ board of directors authorized 10,000,000 shares of Affinion Holdings common stock for grants of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, and/or performance compensation awards under the 2007 Plan. Cash bonus awards may also be granted under the 2007 Plan. The 2007 Plan has a term of ten years and no further awards may be granted under the 2007 Plan after November 9, 2015, the effective date of the 2015 Plan.

Webloyalty 2005 Plan

In connection with the acquisition of Webloyalty in January 2011, the Company assumed the webloyalty.com, inc. Incentive Stock Option Plan (the “webloyalty.com ISO Plan”), the webloyalty.com, inc. Non-Qualified Stock Option Plan (the “webloyalty.com NQ Plan”) and the Webloyalty Holdings, Inc. 2005 Equity Award Plan (the “Webloyalty 2005 Plan”). The webloyalty.com ISO Plan, adopted by Webloyalty’s board of directors in February 1999, authorized Webloyalty’s board of directors to grant awards of incentive stock options to directors and employees of, and consultants to, Webloyalty. Unless otherwise determined by Webloyalty’s board of directors, options granted under the webloyalty.com ISO Plan were to have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant. The Webloyalty board of directors was authorized to grant shares of Webloyalty’s common stock under the webloyalty.com ISO Plan over a ten year period. As of December 31, 2014, there were no outstanding options under the webloyalty.com ISO Plan. No additional grants may be made under the webloyalty.com ISO Plan.

The webloyalty.com NQ Plan, adopted by Webloyalty’s board of directors in February 1999, as amended and restated in February 2004, authorized Webloyalty’s board of directors to grant awards of stock options to directors and employees of, and consultants to, Webloyalty. The Webloyalty board of directors was authorized to grant shares of Webloyalty’s common stock under the webloyalty.com NQ Plan over a ten year period. As of December 31, 2014, there were no outstanding stock options to acquire shares of Affinion Holdings’ common stock granted under the webloyalty.com NQ Plan. No additional grants may be made under the webloyalty.com NQ Plan.

The Webloyalty 2005 Plan, adopted by Webloyalty’s board of directors in May 2005, authorized Webloyalty’s board of directors to grant awards of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and performance compensation awards or any combination of these awards to directors and employees of, and consultants to, Webloyalty. Unless otherwise determined by Webloyalty’s board of directors, incentive stock options granted under the Webloyalty 2005 Plan were to have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant and nonqualified stock options granted under the Webloyalty 2005 Plan were to have an exercise price no less than the par value of a share of Webloyalty’s common stock on the date of grant. The Webloyalty board of directors was authorized to grant shares of Webloyalty’s common stock under the Webloyalty 2005 Plan over a ten year period. On April 1 2014, the Company modified approximately 0.5 million of the outstanding options under the Webloyalty 2005 Plan, adjusting the exercise price to $1.14 per common share and extending the contractual life of the modified options until April 1, 2024. As of December 31, 2014, after conversion of the outstanding options under the Webloyalty 2005 Plan into options to acquire shares of Affinion Holdings’ common stock, there were options to acquire 0.5 million shares of Affinion Holdings common stock at exercise prices ranging from $1.14 to $7.32. Substantially all of the outstanding options were vested as of December 31, 2013 and expire between March 2016 and April 2024.

Option Cancellation

On November 9, 2015, in connection with the consummation of the 2015 Exchange Offers and 2015 Rights Offering, the Committee approved the cancellation of the Underwater Options previously issued and outstanding under the 2007 Plan and the Webloyalty 2005 Plan. The Underwater Options had a per share exercise price in excess of the current fair market value per share of Affinion Holdings’ common stock and as such the Committee determined that the Underwater Options no longer served as adequate incentive or retention tools for the recipients. Pursuant to the terms of the 2007 Plan and the Webloyalty 2005 Plan, the Underwater Options were canceled in connection with the 2015 Rights Offering.

Award Adjustment

On November 9, 2015, in connection with the consummation of the 2015 Exchange Offers and 2015 Rights Offering, the Committee adjusted the terms of the 2005 Options issued and outstanding under the 2005 Plan and Retention Units issued and outstanding under the 2007 Plan (the “Adjustment”). With respect to each of the 2005 Options, for each share of Class A Common Stock originally underlying the 2005 Option, the award was converted to the Converted Option to acquire 0.003775 shares of Class C Common Stock and 0.003974 shares of Class D Common Stock. In addition, the exercise price of each 2005 Option was adjusted such that the aggregate exercise price and the aggregate spread of the 2005 Option equals the aggregate exercise price and the aggregate spread of the Converted Option. With respect to the Retention Units, for each share of Class A Common Stock originally underlying the Retention Units, the award was converted into retention units in respect of 0.003775 shares of Class C Common Stock and 0.003974 shares of Class D Common Stock.

2014 PIA Awards

On April 1, 2014, the Committee approved the 2014 PIA awards, an equity and cash incentive award program consisting of performance incentive units (“PIUs”) and a cash incentive award (“CIA”). Each 2014 PIA award entitles the participant to one share of common stock for each PIU and a cash payment in respect of the CIA, in each case, subject to applicable withholding taxes, when the applicable vesting conditions for the award are met.

The 2014 PIA awards were subject to certain performance factors and time-based vesting conditions. First, the maximum number of PIUs and the maximum amount of the CIA into which a participant was eligible to vest would have been determined based on the achievement of certain overall corporate and business unit performance goals, as applicable, during the 2014 calendar year. Second, the participant would have become vested in his or her PIUs and CIA, as adjusted based on actual 2014 performance, based on continued service with the Company. A participant’s PIUs and CIA, as adjusted based on actual 2014 performance, would have vested in three (3) substantially equal installments on each of March 15, 2015, March 15, 2016 and March 15, 2017, subject to the participant’s continued service on each applicable date. For each PIU that actually became vested, a participant would have received one share of common stock and for the portion of the CIA that actually vests, the participant would have received an amount in cash equal to such vested portion of the CIA, in each case, subject to applicable tax withholding.

On March 16, 2015, the Committee determined that the 2014 PIA awards performance goals were not achieved at the minimum level to fund the 2014 PIA awards and, accordingly, all 2014 PIA awards were canceled.

2015 Retention Award Program

On March 16, 2015, the Committee approved the 2015 Retention Program, an equity and cash incentive award program, intended to encourage the retention of certain key employees. Each retention unit issued pursuant to the 2015 Retention Program entitles the participant to one share of common stock on settlement when the applicable vesting conditions for the award are met. In addition, participants were issued cash awards under the 2015 Retention Program, which pay out in cash, subject to applicable withholding taxes, when the applicable vesting conditions for the award are met. A participant’s 2015 Retention Program award will vest in two (2) equal installments on each of March 15, 2016 and 2017, subject to the participant’s continued service on each applicable date.

On November 9, 2015, in connection with the consummation of the 2015 Exchange Offers and 2015 Rights Offering, each share of stock subject to the 2015 Retention Program was converted into 0.003775 shares of Class C Common Stock and 0.003974 shares of Class D Common Stock. All other terms of the 2015 Retention Program remain unchanged.

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR-END

The following table presents information regarding the outstanding equity awards held by each named executive officer at the end of fiscal year 2015. As described above, on November 9, 2015, in connection with the consummation of the 2015 Exchange Offers and 2015 Rights Offering, the Committee adjusted the terms of the 2005 Options and the Retention Units. With respect to each of the 2005 Options, for each share of Class A Common Stock originally underlying the 2005 Option, the award was converted to an option (the “Converted Option”) to acquire 0.003775 shares of Class C Common Stock and 0.003974 shares of Class D Common Stock. In addition, the exercise price of each 2005 Option was adjusted such that the aggregate exercise price and the aggregate spread of the 2005 Option equals the aggregate exercise price and the aggregate spread of the Converted Option. With respect to the Retention Units, for each share of Class A Common Stock originally underlying the Retention Units, the award was converted into retention units in respect of 0.003775 shares of Class C Common Stock and 0.003974 shares of Class D Common Stock. All numbers in this table have been adjusted to reflect the foregoing.

	Option Awards								Stock Awards
(a)	(b)		(c)	(d)	(e)	(f)	(g)		(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)(2)		Number of Securities Underlying Unexercised Options (#) Unexercisable (1)(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($) (3)(4)(5)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Todd H. Siegel	493 Class C	(Tranche A)	—	—	$147.12	4/1/2024	—		—	—	—
	519 Class D	(Tranche A)	—	—	$147.12	4/1/2024	—		—	—	—
	246 Class C	(Tranche B)	—	—	$147.12	4/1/2024	—		—	—	—
	259 Class D	(Tranche B)	—	—	$147.12	4/1/2024	—		—	—	—
	246 Class C	(Tranche C)	—	—	$147.12	4/1/2024	—		—	—	—
	258 Class D	(Tranche C)	—	—	$147.12	4/1/2024	—		—	—	—
							3,145 Class C		$10,724	—	—
							3,311 Class D		$7,980
Gregory S. Miller							261,184	(7)	$297,750	—	—
							827 Class C		$2,820
							871 Class D		$2,099	—	—
Michele Conforti	79 Class C	(Tranche A)	—	—	$147.12	4/1/2024	—		—	—	—
	83 Class D	(Tranche A)	—	—	$147.12	4/1/2024	—		—	—	—
	39 Class C	(Tranche B)	—	—	$147.12	4/1/2024	—		—	—	—
	41 Class D	(Tranche B )	—	—	$147.12	4/1/2024	—		—	—	—
	39 Class C	(Tranche C)	—	—	$147.12	4/1/2024	—		—	—	—
	41 Class D	(Tranche C)	—	—	$147.12	4/1/2024	—		—	—	—
							827 Class C		$2,820	—	—
							871 Class D		$2,099	—	—
Sloane Levy							827 Class C		$2,820	—	—
							871 Class D		$2,099	—	—
Robert Lyons							827 Class C		$2,820	—	—

(1)	All Tranche A, Tranche B and Tranche C options identified in this table are options to purchase shares of Affinion Holdings’ common stock under Affinion Holdings’ 2005 Plan. Vested options will expire earlier than the date indicated in column (f) if the executive terminates his relationship with us prior to the expiration date. Options listed under column (b) are fully vested as of December 31, 2015.
(2)	Twenty percent of the Tranche A options vest and became exercisable on each of the first five anniversaries of the grant date. In the event of a sale of Affinion Holdings, any unvested Tranche A options would have vested on the 18-month anniversary of the sale or, if earlier (but following the sale), upon the executive’s termination by us without cause, by the executive for good reason or as a result of the executive’s death or disability.

The Tranche B options vested on the eighth anniversary of the grant date, or, if earlier, would have vested on the date on which a 20% or greater investor internal rate of return was realized.

The Tranche C options vested on the eighth anniversary of the grant date or, if earlier, would have vested on the date on which a 30% or greater investor internal rate of return was realized.

(3)	On January 30, 2007, the Committee reduced the exercise price of all Tranche A, Tranche B and Tranche C options from $10.00 per share to $3.00 per share as an equitable adjustment required by the 2005 Plan in connection with the extraordinary dividend on Affinion Holdings’ common stock paid on January 31, 2007, which was further adjusted for Affinion Holdings’ 2.1-for-1 stock split in September 2007 to $1.43 per share. Options granted after January 30, 2007 were unaffected.
(4)	On April 1, 2014, the Committee reduced the exercise price of certain outstanding options granted under the Affinion Holdings’ 2005 Plan to $1.14 per share and extended the contractual term of the options to April 1, 2024. In addition, on November 9, 2015, the Committee adjusted the number of shares and the exercise price of options granted under the 2005 Plan in connection with the 2015 Exchange Offers and 2015 Rights Offering.
(5)	Represents retention units held by each named executive officer that were award as part of the 2015 Retention Program.
(6)	Represents the market value of the retention units as of December 31, 2015, based on a value per share of Class C Common Stock equal to $3.41 and a value per share of Class D Common Stock equal to $2.41. With respect to Mr. Miller’s RSUs, the amount represents the cash Mr. Miller is entitled to receive in respect of the RSU’s based on his election to receive cash rather than shares.
(7)	Effective on January 20, 2014, pursuant to his employment agreement, Mr. Miller was granted 522,368 RSUs, which vest in two installments, 50% on January 20, 2015 and 50% on January 20, 2016, subject to his continuing employment through such vesting date. The number of Mr. Miller’s RSUs as reflected in the table were not adjusted in connection with the 2015 Exchange Offers and 2015 Rights Offering on November 9, 2015.

OPTION EXERCISES AND STOCK VESTED

The following table summarizes the vesting of stock, including restricted stock, restricted stock units and similar instruments, by each of our named executive officers during the fiscal year ended December 31, 2015.

	Stock Awards(1)
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gregory S. Miller	261,184	297,750

(1)	Represents a cash payment received by Mr. Miller, based on his election to receive cash rather than shares, in respect of certain restricted stock units which were settled in a cash amount equal to $1.14 per share.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The tables below reflect the amount of compensation that would be payable to each of our named executive officers in the event of the termination of such executive’s employment as provided under the named executive officers’ employment agreements in effect for 2015. The amount of compensation payable to each named executive officer upon termination for good reason, retirement, termination without cause, the named executive officer’s disability or death or in the event of a change of control, is shown below. The amounts shown assume that such termination was effective as of December 31, 2015, and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from us. Outstanding unvested equity awards are generally not automatically accelerated upon a change of control.

Payments Made Upon Termination, Generally

Regardless of the manner in which a named executive officer’s employment terminates, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include:

•	non-equity incentive compensation earned during the fiscal year of termination; and

•	amounts earned and contributed under our Employee Savings Plan and Deferred Compensation Plan.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, in addition to the items identified above he or she will continue to be able to exercise vested options granted under Affinion Holdings’ 2005 Plan for ninety (90) days following termination of employment (or such longer period as provided under the applicable plan documents and award agreements).

Payments Made Upon Termination due to Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the headings “Payments Made Upon Termination, Generally” and “Payments Made Upon Retirement” above, the named executive officer will receive benefits under our disability plan or payments under our life insurance plan, as applicable.

The tables below reflect that Messrs. Siegel, Miller, Conforti and Lyons, and Ms. Levy would have been entitled under their respective employment agreements to a lump sum payment equal to 100% of the respective executive’s base salary upon the executive’s termination of employment on account of death or disability.

Payments Made Upon Termination “Without Cause” or Termination for “Good Reason”

Pursuant to the executives’ employment agreements, if an executive’s employment is terminated “without cause,” or if the executive terminates employment in certain circumstances defined in the agreement that constitute “good reason,” or the executive’s employment is terminated by us for cause or by reason of death or disability, the named executive officers will receive the benefits set forth under the heading “Payments Made Upon Termination, Generally” and in the following tables.

“Good reason” generally means: (i) our material failure to fulfill our obligations under the executive’s employment agreement, (ii) a material and adverse change to, or a material reduction of, the executive’s duties and responsibilities, (iii) a reduction in the executive’s annual base salary or target bonus (excluding any reduction related to a broader compensation reduction that is not limited to executive specifically and that is not more than 10% in the aggregate or any reduction to which the executive consents) or (iv) the relocation of the executive’s primary office to a location more than 35 miles from his current work location. We have a 30 day cure right following timely notice from the executive of any event constituting good reason.

“Cause” generally means: the executive’s (i) conviction of a felony or a crime of moral turpitude; (ii) conduct that constitutes fraud or embezzlement; (iii) willful misconduct or willful gross neglect; (iv) continued willful failure to substantially perform his duties; or (v) his material breach of his employment agreement. The executive has certain cure rights with respect to the acts set forth in (iv) and (v).

The named executive officers are only entitled to receive severance payments so long as they comply with their restrictive covenants regarding non-disclosure of confidential information, non-solicitation of employees, non-competition, and proprietary rights, each during and for specified periods after employment.

Payment of severance is conditioned on the named executive officer or such executive officer’s legal representative executing a separation agreement and general release of claims against us and our affiliates.

Todd H. Siegel

In the event Mr. Siegel’s employment is terminated by us without cause (including as a result of our non-renewal of the agreement) or he terminates his employment with us for good reason, he will be entitled under the severance provisions of his employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned but unpaid for any fiscal year ended prior to the year in which the date of termination occurs, as well as the payment in six quarterly installments commencing on the date of termination of an amount equal to 200% of the aggregate amount of his annual base salary and target bonus. If Mr. Siegel’s employment is terminated due to death or disability, he will be entitled to a lump sum payment equal to 100% of his base salary. In the event Mr. Siegel violates any of the restrictive covenants he will have no further right to receive any severance payments.

The following table shows the potential payments upon termination of Mr. Siegel’s employment on December 31, 2015 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	—	—	—	$1,845,000	$1,845,000	—	—	—
Cash Severance	—	—	—	$1,230,000	$1,230,000	$615,000	$615,000	—
Long-Term Incentive Compensation:
Stock Options (1)	—	—	—	—	—	—	—	—
Benefits & Perquisites:
Savings Plan	—	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—	—	—	—

Gregory Miller

In the event Mr. Miller’s employment was terminated by us without cause (including as a result of the non-renewal of his employment agreement) or he terminated his employment with us for good reason, he would have been entitled under the severance provisions of the employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned but unpaid for any fiscal year ended prior to the year in which the date of termination occurs, as well as the payment in 24 monthly installments commencing on the date of termination of an amount equal to 100% of the aggregate amount of his annual base salary and target bonus. If Mr. Miller’s employment had terminated due to death or disability, he would have been entitled to a lump sum payment equal to 100% of his base salary. In the event Mr. Miller violates any of the restrictive covenants he will have no further right to receive any severance payments.

The following table shows the potential payments upon termination of Mr. Miller’s employment on December 31, 2015 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	—	—	—	$410,000	$410,000	—	—	—
Cash Severance	—	—	—	$410,000	$410,000	$410,000	$410,000	—
Long-Term Incentive Compensation:
Stock Options	—	—	—	—	—	—	—	—
Benefits & Perquisites:
Savings Plan	—	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—	—	—	—

Michele Conforti

In the event Mr. Conforti’s employment was terminated by us without cause (including as a result of the non-renewal of his employment agreement) or he terminated his employment with us for good reason, he would have been entitled under the severance provisions of the employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned but unpaid for any fiscal year ended prior to the year in which the date of termination occurs, as well as the payment of an amount equal to 100% of the aggregate amount of his annual base salary. In the event Mr. Conforti violates any of the restrictive covenants he will have no further right to receive any severance payments. In addition, as compensation for a non-compete covenant, Mr. Conforti is entitled to 50% of the aggregate amount of his base salary at the end of his employment.

The following table shows the potential payments upon termination of Mr. Conforti’s employment on December 31, 2015 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	—	—	—	—	—	—	—	—
Cash Severance	$182,322	$182,322	$182,322	$364,644	$364,644	$182,322	$182,322	$182,322
Long-Term Incentive Compensation:
Stock Options	—	—	—	—	—	—	—	—
Benefits & Perquisites:
Savings Plan	—	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—	—	—	—

Sloane Levy

In the event Ms. Levy’s employment is terminated by us without cause (including as a result of the non-renewal of her employment agreement) or she terminates her employment with us for good reason, she will be entitled under the severance provisions of the employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned but unpaid for any fiscal year ended prior to the year in which the date of termination occurs, as well as the payment in 18 monthly installments commencing on the date of termination of an amount equal to 100% of the aggregate amount of her annual base salary and target bonus. If Ms. Levy’s employment is terminated due to death or disability, she will be entitled to a lump sum payment equal to 100% of her base salary. In the event Ms. Levy violates any of the restrictive covenants she will have no further right to receive any severance payments.

The following table shows the potential payments upon termination of Ms. Levy’s employment on December 31, 2015 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	—	—	—	$410,000	$410,000	—	—	—
Cash Severance	—	—	—	$410,000	$410,000	$410,000	$410,000	—
Long-Term Incentive Compensation:
Stock Options	—	—	—	—	—	—	—	—
Benefits & Perquisites:
Savings Plan	—	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—	—	—	—

Robert Lyons

In the event Mr. Lyons’ employment was terminated by us without cause (including as a result of the non-renewal of his employment agreement) or he terminated his employment with us for good reason, he would have been entitled under the severance provisions of the employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned but unpaid for any fiscal year ended prior to the year in which the date of termination occurs, as well as the payment in 24 monthly installments commencing on the date of termination of an amount equal to 100% of the aggregate amount of his annual base salary and target bonus. If Mr. Lyons’ employment had terminated due to death or disability, he would have been entitled to a lump sum payment equal to 100% of his base salary. In the event Mr. Lyons violates any of the restrictive covenants he will have no further right to receive any severance payments.

The following table shows the potential payments upon termination of Mr. Lyons’ employment on December 31, 2015 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	—	—	—	$410,000	$410,000	—	—	—
Cash Severance	—	—	—	$410,000	$410,000	$410,000	$410,000	—
Long-Term Incentive Compensation:
Stock Options	—	—	—	—	—	—	—	—
Benefits & Perquisites:
Savings Plan	—	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—
Life Insurance Proceeds	—	—	—	—	—	—	—	—

DIRECTOR COMPENSATION

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on the board of directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to us as well as the skill-level required by the members of our board of directors. The members of our board of directors also serve on the board of directors of Affinion Holdings for no additional compensation.

Director Compensation

Prior to November 9, 2015, our non-employee directors were entitled to receive annual compensation in the amount of $45,000 payable in equal quarterly installments, plus $2,000 for each regular or special meeting of our board of directors or board committee that they attend in person, plus an additional $1,000 for each regular or special meeting of our board of directors or board committee that they attend by teleconference. In addition, prior to November 9, 2015, Mr. Matthew H. Nord was eligible to receive $15,000 payable in equal quarterly installments for serving as the chairman of the audit committee of the board of directors and Mr. Michael A. Reiss was eligible to receive $7,500 payable in equal quarterly installments for serving on the audit committee of the board of directors. Effective as of November 9, 2015, the annual compensation payable to our non-employee directors was increased to $100,000 payable in equal quarterly installments. In addition, Mr. Wells received a one-time payment equal to $50,000 upon his appointment as chairman of the board of directors and he is eligible to receive $50,000 annually, payable in equal quarterly installments for serving as chairman of the board of directors, members of the audit committee became eligible to receive an additional $30,000 annually payable in cash and all non-employee directors became eligible to receive $70,000 in restricted stock unit awards annually. Directors who are our employees receive no further compensation for their service as directors.

The table below summarizes the compensation paid by us and earned or accrued by directors for the fiscal year ended December 31, 2015.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Marc E. Becker(3)	$23,500	$—	$—	$—	$—	$23,500
Matthew H. Nord(3)	$34,000	$—	$—	$—	$—	$34,000
Eric L. Press(3)	$24,500	$—	$—	$—	$—	$24,500
Michael A. Reiss(3)	$30,250	$—	$—	$—	$—	$30,250
David J. Topper(4)	$46,519	$—	$—	$—	$—	$46,519
Skip Victor	$60,924	$—	$—	$—	$—	$60,924
L. Spencer Wells(5)	$71,624	$—	$—	$—	$—	$71,624
Scott W. Bernstein(6)	$14,416	$—	$—	$—	$—	$14,416
Rick P. Frier(7)	$14,416	$—	$—	$—	$—	$14,416
Nathaniel J. Lipman(8)	$255,853	$—	$—	$—	$24,020	$279,873

(1)	Mr. Siegel, our Chief Executive Officer, is not included in this table as he is our employee and receives no compensation for his services as a director. The compensation received by Mr. Siegel is shown in the Summary Compensation Table.
(2)	As of December 31, 2015 the directors named in the above table do not hold any outstanding stock options.
(3)	The fees paid to Messrs. Becker, Nord, Press and Reiss reflect their resignations as directors on November 9, 2015. In addition, Messrs. Becker, Nord, Press and Reiss waived all fees to which they were entitled following the second quarter of 2015.
(4)	Mr. Topper’s fees reflect his resignation as a director on November 9, 2015.
(5)	Mr. Wells’ fees reflect his appointment as a director on November 9, 2015. Mr. Wells also received a one-time payment equal to $50,000 in connection with his appointment as chairman of the board of directors.
(6)	Mr. Bernstein’s fees reflect his appointment as a director on November 9, 2015.
(7)	Mr. Frier’s fees reflect his appointment as a director on November 9, 2015.
(8)	Effective as of September 25, 2012, and in connection with his resignation as our Chief Executive Officer and continuing role as chairman of the board of directors, we entered into an employment agreement with Mr. Lipman. The agreement provided for Mr. Lipman’s base salary (which was $250,000), and also provided for post-termination non-compete, non-solicit and non-disparagement obligations. Mr. Lipman resigned as chairman of the board of directors on November 9, 2015. In connection with his resignation, Mr. Lipman entered into a consulting agreement with Affinion effective November 9, 2015, pursuant to which he will provide certain consulting services to Affinion on a part-time basis and will be entitled to receive a fee of $22,000 per month. Fees earned or paid in cash as reflected in the table above represents his salary under his employment agreement ($217,092) and consulting fees under his consulting agreement ($37,400). All other compensation includes the matching contribution we made on behalf of Mr. Lipman to the Employee Savings Plan of $8,846 and a car allowance of $15,174.

Compensation Committee Interlocks and Insider Participation

During 2015, the members of the Compensation Committee consisted of Messrs. Becker, Press and Topper until their resignations on November 9, 2015. From November 9, 2015 until December 8, 2015, the Company had no Compensation Committee and no deliberations of the Board concerning executive compensation were held. During the remainder of the year, the members of the Compensation Committee consisted of Messrs. Wells, Bernstein, Frier and Victor. Messrs. Becker and Press are principals and stockholders of Apollo, our controlling stockholder at the time. Neither Mr. Becker nor Mr. Press has ever been one of our officers or employees. During 2015, neither Mr. Becker nor Mr. Press had any relationship that requires disclosure in this Report as a transaction with a related person. Mr. Bernstein was an officer of Cendant Membership Services from 1999 to 2001, when it was spun off into Trilegiant Corporation, our subsidiary, and was an officer of Trilegiant Corporation in 2001. During 2015, none of our executive officers served as a member of the compensation committee of another entity (or other board committee of such entity performing equivalent function or, in the absence of any such committee, the entire board of directors of such entity), one of whose executive officers served on our Compensation Committee, none of our executive officers served as a director of another entity, one of whose executive officers served on our Compensation Committee, and none of our executive officers served as a member of the compensation committee of another entity (or other board committee of such entity performing equivalent function or, in the absence of any such committee, the entire board of directors of such entity), one of whose executive officers served as one of such directors.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Acquisition

Purchase Agreement

Overview. On July 26, 2005, we, along with Affinion, entered into a purchase agreement with Cendant. Pursuant to the purchase agreement, on October 17, 2005, we purchased from Cendant all of the equity interests of AGLLC, and all of the share capital of Affinion International. The aggregate purchase price paid to Cendant was approximately $1.8 billion (consisting of cash and newly issued preferred stock of Affinion Holdings and after giving effect to certain fixed adjustments), subject to further adjustments as provided in the purchase agreement. In addition, Cendant received a warrant to purchase up to 7.5% of the outstanding common stock of Affinion Holdings.

Following the 2005 Acquisition, Affinion Holdings owned 100% of Affinion’s common stock. At such time, with respect to the capital stock of Affinion Holdings, (i) approximately 97% of its common stock then outstanding was owned by Parent LLC, (ii) approximately 3% of its common stock was owned by the management stockholders and (iii) 100% of its preferred stock was owned by Cendant.

Indemnification. Cendant has agreed to indemnify us, Affinion and each of our and Affinion’s affiliates, and each of our and Affinion’s respective directors and officers, collectively, the indemnified parties, for breaches of representations, warranties and covenants made by Cendant, as well as for other specified matters, certain of which are described below. Affinion Holdings and Affinion have agreed to indemnify Cendant, its affiliates and each of their respective directors and officers for breaches of representations, warranties and covenants made by each of us, as well as for certain other specified matters. Generally, all parties’ indemnification obligations with respect to breaches of representations and warranties (except with respect to the matters described below) (i) are subject to a $100,000 occurrence threshold, (ii) are not effective until the aggregate amount of losses suffered by the indemnified party exceeds $15.0 million (and then only for the amount of losses exceeding $15.0 million) and (iii) are limited to $275.1 million of recovery. Generally, subject to certain exceptions of greater duration, the parties’ indemnification obligations with respect to representations and warranties expired on April 15, 2007 with indemnification obligations related to covenants surviving until the applicable covenant has been fully performed.

In connection with the purchase agreement, Cendant agreed to specific indemnification obligations with respect to the matters described below.

As publicly announced, as part of a plan to split into four independent companies, Cendant has (i) distributed the equity interests it previously held in its hospitality services business (“Wyndham”) and its real estate services business (“Realogy”) to Cendant stockholders and (ii) sold its travel services business (“Travelport”) to a third party. Cendant continues as a publicly traded company which owns the vehicle rental business (“Avis/Budget,” together with Wyndham and Realogy, the “Cendant Entities”). Subject to certain exceptions, Wyndham and Realogy have agreed to share Cendant’s contingent and other liabilities (including its indemnity obligations to the Company described above and other liabilities to Affinion Holdings and Affinion in connection with the Apollo Transactions) in specified percentages. If any Cendant Entity defaults in its payment, when due, of any such liabilities, the remaining Cendant Entities are required to pay an equal portion of the amounts in default. Realogy was subsequently acquired by an affiliate of Apollo.

Excluded Litigation. Cendant has agreed to fully indemnify the indemnified parties with respect to any pending or future litigation, arbitration, or other proceeding relating to the facts and circumstances of Fortis and the accounting irregularities in the former CUC International, Inc. announced on April 15, 1998.

Certain Litigation and Compliance with Law Matters. Cendant has agreed to indemnify the indemnified parties up to specified amounts for, among others: (i) breaches of its representations and warranties with respect to legal proceedings that (x) occur after the date of the purchase agreement, (y) relate to facts and circumstances related to the business of AGLLC or Affinion International and (z) constitute a breach or violation of its compliance with law representations and warranties; and (ii) breaches of its representations and warranties with respect to compliance with laws to the extent related to the business of AGLLC or Affinion International.

Cendant, Affinion Holdings and Affinion have agreed that losses up to $15.0 million incurred with respect to these matters will be borne solely by us and losses in excess of $15.0 million will be shared by the parties in accordance with agreed upon allocations. We have the right at all times to control litigation related to shared losses and Cendant has consultation rights with respect to such litigation.

Agreements with Certain Shareholders

Affinion Holdings Stockholder Agreement

On January 14, 2011, the Company and Affinion entered into, and consummated, an Agreement and Plan of Merger (the “Merger Agreement”) that resulted in Affinion Holdings’ indirect acquisition of all of the capital stock of Webloyalty and the conversion of Webloyalty securities into Affinion Holdings securities (the “Webloyalty Acquisition”). As a result of the Webloyalty Acquisition, (i) Parent LLC, which is an affiliate of Apollo, and Affinion Holdings’ existing management investors collectively owned approximately 70.4% of Affinion Holdings’ issued and outstanding common stock; (ii) General Atlantic owned approximately 20.6% of Affinion Holdings’ issued and outstanding common stock; and (iii) other holders of Webloyalty common stock collectively owned approximately 9.0% of Affinion Holdings’ issued and outstanding common stock.

On January 14, 2011, Affinion Holdings entered into the Stockholder Agreement (the “Affinion Holdings Stockholder Agreement”) with (i) Parent LLC; (ii) General Atlantic; (iii) Richard Fernandes and the Fernandes Family Trust A dated June 25, 1999 (collectively, “Fernandes”); and (iv) Vincent D’Agostino and the D’Agostino Family Trust (collectively with any transferee trusts, “D’Agostino,” and together with General Atlantic and Fernandes, the “Principal WL Stockholders”). On December 12, 2013, in connection with the December 2013 refinancing of Affinion’s 2006 senior subordinated notes and Affinion Holdings’ 2010 senior notes (the “2013 Refinancing”), the Affinion Holdings Stockholder Agreement was further amended to account for the rights of holders of warrants following the maturation of their right, if ever, to elect a majority of the Company’s directors.

The Affinion Holdings Stockholder Agreement permitted certain of Affinion Holdings’ stockholders—at the time, Parent LLC and General Atlantic (each, a “Major Stockholder”)—to nominate one director, as well as additional directors for so long as such stockholders own certain percentages of the issued and outstanding shares of Affinion Holdings’ common stock. The Chief Executive Officer of Affinion Holdings also would serve as a director, and the holders of a majority of the issued and outstanding shares of Affinion Holdings’ common stock would nominate the remaining directors. Under the Affinion Holdings Stockholder Agreement, as amended, investment funds affiliated with Apollo and certain investment partnerships sponsored by General Atlantic had the right to nominate eight and three, respectively, of our then twelve directors. In addition, the Affinion Holdings Stockholder Agreement provided for the nomination of Mr. Todd H. Siegel as a director in his capacity as our Chief Executive Officer and the nomination of Nathaniel J. Lipman as a director. However, as a result of the 2013 Refinancing, the related amendments to the Affinion Holdings Stockholder Agreement and Affinion Holdings’ certificate of incorporation and by-laws, and the execution of the Warrantholder Rights Agreement (as defined below), if on December 12, 2017, 5% or more of aggregate principal amount of the Affinion Holdings 2013 senior notes issued in the 2013 Refinancing were then outstanding and unpaid (the “Control Event”), the provisions of the Affinion Holdings Stockholder Agreement regarding the rights of Major Stockholders thereunder to nominate and elect directors, exercise preemptive rights and certain other information rights would be irrevocably waived and be of no further force and effect, and replaced with a right to nominate one director (or in Apollo’s case, two directors) for so long as such stockholders owned certain percentages of the issued and outstanding shares of Affinion Holdings’ common stock. In addition, the amendment increased the size of Affinion Holdings’ board of directors to twelve, which vacancy was filled by the holders of Series A Warrants.

At any time before a Qualified Public Offering (as defined in the Affinion Holdings Stockholder Agreement), the Affinion Holdings Stockholder Agreement required each Major Stockholder, if it wished to transfer shares of Affinion Holdings’ common stock, to offer its shares of Affinion Holdings’ common stock, first, to Affinion Holdings and, second, to the other Major Stockholders. In addition, if Affinion Holdings or any of its subsidiaries proposed to issue any equity securities or securities convertible into or exchangeable for equity securities (subject to customary exceptions), each Major Stockholder and each Principal WL Stockholder (for so long as each such Principal WL Stockholder, along with its affiliates, held a number of shares of Affinion Holdings’ common stock equal to 50% or more of the shares of Affinion Holdings’ common stock issued to such Principal WL Stockholder in connection with the Webloyalty Acquisition) would have the right to purchase its pro rata share of the offering.

Before a Qualified Public Offering, if any party or parties to the Affinion Holdings Stockholder Agreement proposed to transfer to a third-party more than 5% of the shares of Affinion Holdings’ common stock beneficially owned by such transferring party, all other parties to the Affinion Holdings Stockholder Agreement would have the right to participate pro rata in the transfer. In addition, Parent LLC and, following the fifth anniversary of the date of the Affinion Holdings Stockholder Agreement, General Atlantic (for so long as it is a Major Stockholder) would each have the right to require the other holders of Affinion Holdings’ common stock to (1) sell in a transaction comprising the sale of 80% or more of Affinion Holdings’ common stock beneficially owned by Parent LLC or General Atlantic, as applicable, the same percentage of their respective shares of Affinion Holdings’ common stock as Parent LLC or General Atlantic, as applicable, desires to sell or (2) vote in favor of a sale of all or substantially all of Affinion Holdings’ and its subsidiaries’ assets to unaffiliated third parties.

Without each Major Stockholder’s prior approval, Affinion Holdings would not, and would cause each of its subsidiaries not to, take or omit to take, as applicable, certain actions related to (1) non-pro rata redemptions, (2) changes to Affinion Holdings’ organizational documents, (3) asset acquisitions or dispositions and (4) affiliate transactions. The Affinion Holdings Stockholder Agreement would terminate with respect to any holder thereunder on the date such holder ceases to own any shares of Affinion Holdings’ common stock.

On May 7, 2014, with the consent of the holders of a majority of Affinion Holdings’ exercisable Series A Warrants and Series B Warrants, Affinion Holdings, along with investment funds affiliated with the Apollo Funds and General Atlantic, entered into an amendment to the Affinion Holdings Stockholder Agreement. The amendment reduced the size of Affinion Holdings’ board of directors from twelve to nine. In addition, the amendment provided that the board of directors could from time to time increase or decrease the size of the board of directors with the consent of the Apollo Funds and General Atlantic; provided, however, that upon the demand of either the Apollo Funds or General Atlantic, Affinion Holdings would be required to increase the size of the board of directors in order to permit such demanding party to fully exercise its rights to nominate directors under the Affinion Holdings Stockholder Agreement.

On November 9, 2015, Affinion Holdings and the requisite former holders of Class A Common Stock, Series A Warrants and Series B Warrants entered into a Shareholders Agreement (the “Shareholders Agreement”) that, among other things, amended and restated the Affinion Holdings Stockholder Agreement, effective as of November 9, 2015.

Affinion Holdings Securityholder Rights Agreement

On January 14, 2011, Affinion Holdings, Parent LLC, General Atlantic and other holders party thereto entered into a Securityholder Rights Agreement (the “Affinion Holdings Securityholder Rights Agreement”), pursuant to which the parties thereto had certain rights with respect to Affinion Holdings’ common stock, including tag-along rights and information rights. Parent LLC and General Atlantic also were provided with drag-along rights. The Affinion Holdings Securityholder Rights Agreement contained restrictions on the transfer of Affinion Holdings’ common stock, other than Affinion Holdings’ common stock held by Parent LLC or General Atlantic (whose Affinion Holdings’ common stock was subject to the Affinion Holdings Stockholder Agreement’s transfer restrictions). The Affinion Holdings Securityholder Rights Agreement would terminate automatically upon: (i) a change of control of Affinion Holdings; (ii) a vote to dissolve Affinion Holdings; or (ii) any event that reduces the number of stockholders to one.

On November 9, 2015, Affinion Holdings and the requisite former holders of Class A Common Stock, Series A Warrants and Series B Warrants entered into the Shareholders Agreement that, among other things, amended and restated the Securityholder Rights Agreement, effective as of November 9, 2015.

Amended and Restated Affinion Holdings Registration Rights Agreement

On December 12, 2013, Affinion Holdings, Parent LLC, each of the Principal WL Stockholders and the holders of the warrants entered into a Second Amended and Restated Registration Rights Agreement (the “Affinion Holdings Registration Rights Agreement”), pursuant to which Parent LLC, General Atlantic (on behalf of the holders of the majority of the eligible shares held by the Principal WL Stockholders) and the holders of the warrants had certain demand registration rights with respect to Affinion Holdings’ common stock. In addition, each party to the agreement could exercise “piggyback” rights, and certain holders could request an unlimited number of short-form registrations (including shelf registrations). Under the Affinion Holdings Registration Rights Agreement, Affinion Holdings agreed to assume the fees and expenses associated with registration, and the agreement also contained customary provisions with respect to registration procedures, underwritten offerings and indemnity and contribution rights and obligations.

On November 9, 2015, Parent LLC, General Atlantic and Affinion Holdings entered into a termination agreement terminating the Affinion Holdings Registration Rights Agreement.

Amended and Restated Consulting Agreement

On January 14, 2011, Affinion and Apollo Management V, L.P. (“Apollo”) entered into an Amended and Restated Consulting Agreement (the “Amended and Restated Consulting Agreement”) amending and restating a consulting agreement, dated as of October 17, 2005, between Affinion and Apollo. Under the Amended and Restated Consulting Agreement, Apollo and its affiliates would continue to provide certain advisory services to the Company regarding proposed financial transactions, acquisitions, investments and financial related matters of the Company and its subsidiaries and affiliates until October 17, 2017 or until Apollo owned less than 5% of the beneficial economic interests of the Company, whichever was earlier.

Pursuant to the Amended and Restated Consulting Agreement, the annual fee paid by Affinion increased to $2,604,845 from $2,000,000, commencing January 1, 2012, with an additional one-time fee of $604,845 being paid promptly after January 14, 2011 in respect of calendar year 2011. Furthermore, if Affinion consummated a transaction involving a change of control or an initial public offering before the termination of the Amended and Restated Consulting Agreement, then, in lieu of the annual consulting fee and subject to certain qualifications, Apollo could elect to receive a lump sum payment equal to the present value of all consulting fees payable through the end of the term of the Amended and Restated Consulting Agreement.

In addition, Affinion was permitted to engage Apollo to provide certain services if Affinion engaged in any merger, acquisition or similar transaction. If Affinion engaged another party to provide these services, Affinion may be required to pay Apollo a transaction fee. Affinion also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services provided under the Amended and Restated Consulting Agreement, which indemnification had been clarified to establish Affinion as the primary indemnitor if certain indemnified parties had a right to be indemnified by their affiliates.

In connection with the December 2013 refinancing of Affinion’s 2006 senior subordinated notes and Affinion Holdings’ 2010 senior notes, on December 12, 2013, Apollo and Affinion further amended the Amended and Restated Consulting Agreement, pursuant to which Apollo would not be paid any fees due under the Amended and Restated Consulting Agreement until such time as none of Affinion Holdings’ 2013 senior notes remained outstanding.

On November 9, 2015, each of the parties to the Amended and Restated Consulting Agreement entered into a termination agreement for no additional consideration. As a result of the termination of the Amended and Restated Consulting Agreement, Affinion has no obligations to pay Apollo any previously accrued and unpaid amounts for prior services rendered under the Amended and Restated Consulting Agreement. During the years ended December 31, 2013 and 2014, the Company recognized general and administrative expenses of $2.6 million and during the year ended December 31, 2015, the Company recognized a benefit to general and administrative expenses of $2.6 million.

Warrantholder Rights Agreement

In connection with the December 2013 refinancing of Affinion Holdings’ 2010 senior notes, on December 12, 2013, Affinion Holdings, Apollo, General Atlantic and the holders of warrants entered into a Warrantholder Rights Agreement (the “Warrantholder Rights Agreement”) pursuant to which the parties thereto had certain rights and obligations with respect to Affinion Holdings’ warrants and common stock, including pre-emptive rights on new equity issuances, tag-along rights and drag-along rights. The Warrantholder Rights Agreement contained restrictions on the transfer of Affinion Holdings’ common stock issuable upon the exercise of the warrants, other than to affiliates, and prohibits any transfers of any of Affinion Holdings’ equity securities (including the warrants) unless any required regulatory approvals, registrations, filings or notices have been obtained or made. In addition, the Warrantholder Rights Agreement restricted the ability of Affinion Holdings and its subsidiaries, in certain instances and subject to limited exceptions, to (i) enter into transactions with Apollo, General Atlantic or their affiliates, (ii) make non-pro rata redemptions, dividends or distributions in which the exercisable warrants are not permitted to participate, (iii) voluntarily liquidate, dissolve or wind-up the affairs of Affinion Holdings or declare bankruptcy, (iv) reorganize, reclassify, reconstruct, consolidate or subdivide Affinion Holdings’ share capital or (v) make changes to Affinion Holdings’ certificate of incorporation or by-laws.

The Warrantholder Rights Agreement would terminate upon the dissolution of Affinion Holdings, if the number of holders was reduced to zero, upon a change of control or, if at any time following the consummation of an underwritten public offering, less than 5% of the aggregate principal amount of the Affinion Holdings’ 2013 senior notes issued in the 2013 exchange offer remained outstanding.

On May 7, 2014, Affinion Holdings amended the terms of the Warrantholder Rights Agreement to permit transactions with affiliates in respect of Affinion Holdings’ and its subsidiaries’ indebtedness on arm’s-length terms. Pursuant to the terms thereof, the amendment to the Warrantholder Rights Agreement was approved by Affinion Holdings, the Apollo Funds, General Atlantic, and the investors that owned a majority of the Class B Common Stock underlying the then exercisable warrants.

On November 9, 2015, Affinion Holdings and the requisite former holders of Class A Common Stock, Series A Warrants and Series B Warrants entered into the Shareholders Agreement that, among other things, amended and restated the Warrantholder Rights Agreement, effective as of November 9, 2015.

Transactions with Richard Fernandes

On January 14, 2011, Mr. Richard J. Fernandes was appointed President of Affinion and Affinion Holdings and as Chief Executive Officer of AIL, a wholly-owned subsidiary of Affinion, effective as of January 14, 2011. Since September of 1998, Mr. Fernandes served as Chief Executive Officer of Webloyalty.

Mr. Fernandes entered into an employment agreement, dated as of January 14, 2011 (the “Fernandes Employment Agreement”), with Affinion and Affinion Holdings, in connection with his appointment as President of Affinion and Affinion Holdings and as Chief Executive Officer of AIL. The Fernandes Employment Agreement contemplated that Mr. Fernandes would serve in these positions for a period commencing on January 14, 2011 and ending on December 31, 2012 (the “Initial Term”), unless terminated earlier pursuant to the Fernandes Employment Agreement. After the Initial Term, the Fernandes Employment Agreement was subject to automatic one-year renewals unless either Mr. Fernandes or Affinion Holdings provided at least 90 days’ prior written notice of its intent not to renew the agreement. Effective May 10, 2013, Mr. Fernandes resigned from his positions as the Company’s Chief Executive Officer of Global Retail Services and Co-President of Affinion, as a result of which the Fernandes Employment Agreement was terminated.

Under the Fernandes Employment Agreement, Mr. Fernandes received a base salary of $425,000 and was eligible for an annual target bonus of 125% of his base salary; provided, that performance objectives determined each year by Affinion Holdings were met.

On May 8, 2013, in connection with his resignation as the Company’s Chief Executive Officer of Global Retail Services and Co-President of Affinion, Mr. Fernandes entered into a consulting agreement with the Company effective May 13, 2013, pursuant to which he continued working with the Company until the one-year anniversary of such resignation. The contract was subsequently amended to extend the term on a month-to-month basis and the contract could have been terminated by either party upon thirty days written notice. Mr. Fernandes provided certain consulting services to the Company on a part-time basis and was entitled to receive a fee of $7,500 per month, subject to increase depending on the level of consulting services provided. The agreement also provided for reimbursement of Mr. Fernandes’ out-of-pocket business and travel expenses and for his healthcare insurance costs during that period. The contract was subsequently terminated effective November 9, 2015.

On January 14, 2011, Mr. Fernandes, Parent LLC and Affinion Holdings entered into the Call Agreement (the “Fernandes Call Agreement”), which governs shares of Affinion Holdings’ common stock and warrants to purchase Affinion Holdings’ common stock issued to Mr. Fernandes in connection with the Webloyalty Acquisition. Also on January 14, 2011, Mr. Fernandes, Parent LLC and Affinion Holdings entered into the Fernandes Investor Rights Agreement (the “FIRA”), which governs shares of Affinion Holdings’ common stock and options to purchase shares of Affinion Holdings’ common stock acquired by Mr. Fernandes in his capacity as an employee, officer, director or consultant of Affinion Holdings.

The Fernandes Call Agreement provides that, if Mr. Fernandes’ employment with Affinion Holdings is terminated prior to an initial public offering of Affinion Holdings’ common stock, then first Affinion Holdings, and then Parent LLC and General Atlantic Partners 79, L.P., shall have the right, but not the obligation (the “Call Option”), to purchase all of the shares of Affinion Holdings’ common stock and/or warrants held by Mr. Fernandes that are subject to the Fernandes Call Agreement and any such shares and/or warrants held by a transferee of Mr. Fernandes. The aggregate purchase price shall be equal to (a) if the Call Option includes the shares and the warrants, the sum of the (1) product of (A) the fair market value per share multiplied by (B) the number of shares being acquired plus (2) the warrant valuation or (b) if the Call Option includes only shares, the product of (1) the fair market value per share multiplied by (2) the number of shares being acquired.

Similarly, the FIRA provides, among other things, that Mr. Fernandes will be prohibited from selling, pledging, distributing or otherwise transferring any shares of Affinion Holdings’ common stock (except to lineal descendants and other specified permitted transferees) without Affinion Holdings’ consent. The FIRA also provides that if Mr. Fernandes’ employment with Affinion Holdings terminates for any reason or if Mr. Fernandes experiences personal insolvency or bankruptcy, Affinion Holdings or one of its subsidiaries (or, if Affinion Holdings forgoes this right, Parent LLC) may repurchase Mr. Fernandes’ shares of Affinion Holdings’ common stock for a period of three months after such event (depending on the circumstances), at a purchase price equal to the amount originally paid for such shares or the fair market value on the closing date of the repurchase, depending on the circumstances, subject to Affinion Holdings’ obligation to pay additional compensation to Mr. Fernandes under certain circumstances.

In connection with the Webloyalty Acquisition, Mr. Fernandes also received warrants to purchases shares of Affinion Holdings’ common stock. The warrants expired unexercised in May 2012.

Transactions with Nathaniel J. Lipman

On November 9, 2015, in connection with his resignation as the Company’s Chairman of the Board, Nathaniel J. Lipman entered into a consulting agreement with the Company effective November 9, 2015, pursuant to which he will continue working with the Company. The contract can be terminated by either party upon sixty days written notice. Mr. Lipman will provide certain consulting services to the Company on a part-time basis and will be entitled to receive a fee of $22,000 per month. The agreement also provides for reimbursement of Mr. Lipman’s out-of-pocket business and travel expenses and for his healthcare insurance costs during that period.

2015 Transactions

2015 Exchange Offers

On November 9, 2015, (a) Affinion Holdings completed the 2015 Holdings Exchange Offer for its outstanding 2013 senior notes for shares of Common Stock and (b) Affinion Investments completed the 2015 Investments Exchange Offer for its outstanding Investments senior subordinated notes for shares of Common Stock of Affinion Holdings. Under the terms of the 2015 Holdings Exchange Offer, for each $1,000 principal amount of Affinion Holdings’ 2013 senior notes tendered during the offer period, holders received 7.15066 shares of Common Stock. Under the terms of the 2015 Investments Exchange Offer, for each $1,000 principal amount of the Investments senior subordinated notes tendered during the offer period, holders received 15.52274 shares of Common Stock. Pursuant to the 2015 Holdings Exchange Offer, approximately $247.4 million of Affinion Holdings’ 2013 senior notes were exchanged for 1,769,104 shares of Common Stock and pursuant to the 2015 Investments Exchange Offer, approximately $337.3 million of Investments senior subordinated notes were exchanged for 5,236,517 shares of Common Stock. Upon closing of the 2015 Exchange Offers, there remained outstanding approximately $13.1 million aggregate principal amount of Affinion Holdings’ 2013 senior notes and $22.6 million aggregate principal amount of Investments senior subordinated notes. The Company recognized a gain of $318.9 million in the fourth quarter of 2015 in connection with the 2015 Exchange Offers.

Immediately after the consummation of the 2015 Holdings Exchange Offer, (i) Affinion Holdings contributed to Affinion a number of shares of Common Stock sufficient to pay the consideration for the Investments senior subordinated notes in the 2015 Investments Exchange Offer; (ii) Affinion then used such shares of Common Stock to repurchase for cancellation its Affinion 2013 senior subordinated notes from Affinion Investments in the same principal amount as the principal amount of Investments senior subordinated notes accepted for exchange in the 2015 Investments Exchange Offer; and (iii) Affinion Investments then used such shares of Common Stock to repurchase for cancellation the tendered Investments senior subordinated notes.

Concurrently with the 2015 Exchange Offers, Affinion Holdings and Affinion Investments successfully solicited consents in the 2015 Consent Solicitations from holders to certain amendments to (a) the indenture governing Affinion Holdings’ 2013 senior notes to remove substantially all of the restrictive covenants and certain of the default provisions and to release the collateral securing Affinion Holdings’ 2013 senior notes, (b) the indenture governing the Investments senior subordinated notes to remove substantially all of the restrictive covenants and certain of the default provisions, and (c) the note agreement governing Affinion’s 2013 senior subordinated notes to remove substantially all of the restrictive covenants and certain of the default provisions and to permit the repurchase and cancellation of Affinion’s 2013 senior subordinated notes by Affinion in the same aggregate principal amount as the aggregate principal amount of the Investments senior subordinated notes repurchased or redeemed by Affinion Investments at any time, including pursuant to the 2015 Investments Exchange Offer.

2015 Rights Offering

On November 9, 2015, Affinion Holdings and Affinion International jointly completed the 2015 Rights Offering giving holders of Affinion Holdings’ 2013 senior notes and the Investments senior subordinated notes who fully participated in the 2015 Exchange Offers the right to purchase an aggregate principal amount of $110.0 million of International Notes of Affinion International and up to 2,483,333 shares of Common Stock for an aggregate cash purchase price of $110.0 million. Each unit sold in the 2015 Rights Offering consisted of (1) $1,000 principal amount of International Notes and (2) 22.57576 shares of Common Stock, and was sold at a purchase price per unit of $1,000. Each holder that properly tendered for exchange, and did not validly withdraw, all of their Affinion Holdings’ 2013 senior notes and the Investments senior subordinated notes in the 2015 Exchange Offers received non-certificated rights to subscribe for rights offering units. In connection with the 2015 Rights Offering, Empyrean Capital Partners, L.P. agreed to purchase any rights offering units that were unpurchased in the 2015 Rights Offering (the “Backstop”). Pursuant to the 2015 Rights Offering and the Backstop, Affinion International received cash of approximately $110.0 million in exchange for $110.0 million aggregate principal amount of International Notes and 2,021,042 shares of Common Stock and a Limited Warrant to purchase up to 462,266 shares of Common Stock. The net cash proceeds from the 2015 Rights Offering will be used for working capital purposes of Affinion International and the Foreign Guarantors and to repay certain intercompany loans owed by Affinion International to Affinion and its domestic subsidiaries. Affinion will use such intercompany loan repayment proceeds for general corporate purposes, including to repay borrowings under its revolving credit facility and to pay fees and expenses related to the 2015 Transactions.

Shareholders Agreement

On November 9, 2015, Affinion Holdings and the requisite former holders of Class A Common Stock, Series A Warrants and Series B Warrants entered into the Shareholders Agreement that, among other things, (1) amended and restated each of (a) the Affinion Holdings Stockholder Agreement, (b) that certain Management Investor Rights Agreement, dated as of October 17, 2005, as amended on April 30, 2010, by and among Affinion Holdings and the investors party thereto (the “Management Investor Rights Agreement”), (c) the Affinion Holdings Securityholder Rights Agreement and (d) the Warrantholder Rights Agreement, each such amendment and restatement effective as of November 9, 2015, and (2) established certain terms and conditions pursuant to which the holders of Common Stock are bound with respect thereto.

In addition, as a condition to the delivery of Common Stock, each recipient of Common Stock has executed and delivered a joinder to the Shareholders Agreement, in form and substance reasonably acceptable to Affinion Holdings.

The Shareholders Agreement contains the following terms:

Transfer Restrictions

Prior to a Listing, the Shareholders Agreement provides that transfers of shares of Common Stock and Class C/D Common Stock, other than pursuant to a Permitted Transferee (as such term is defined in the Shareholders Agreement) are subject to the consent of Affinion Holdings unless the shares may be resold pursuant to an effective resale registration statement under the Securities Act or pursuant to Rule 144 thereunder. A “Listing” means the registration of Common Stock under the Exchange Act, and (1) qualification for quotation on the OTC Bulletin Board (or other available over the counter market) (an “OTC Listing”) or (2) listing on a U.S. national securities exchange registered with the SEC (such listing, a “Public Listing”).

Tag-Along Rights

Prior to a Public Listing, if one or more parties to the Shareholders Agreement that collectively hold 35% of the shares of Common Stock then outstanding proposes to transfer for value any shares of Common Stock in a single transaction or series of related transactions, then each of the other parties to the Shareholders Agreement may elect to transfer its shares of Common Stock to the transferee up to an amount equal to the product of (1) the number of shares of Common Stock proposed to be transferred and (2) a fraction, the numerator of which is the number of shares of Common Stock owned by such investor and the denominator of which is the total number of shares of Common Stock then outstanding, at the same price and on substantially the same terms and conditions as agreed to by the transferee and investor initiating such transaction.

Preemptive Rights

Prior to a Public Listing, the Shareholders Agreement provides that upon a proposed issuance of equity securities of Affinion Holdings by Affinion Holdings or its subsidiaries, Affinion Holdings shall offer to each holder of 1% or more of the outstanding Common Stock the right to purchase its pro rata share, based on ownership of Common Stock on the terms and conditions of the proposed issuance. The preemptive rights are subject to customary limited carve-outs.

Minority Protections

The Shareholders Agreement requires the approval of the holders of 66 2⁄3% of the Common Stock for Affinion Holdings to, or permit any of its subsidiaries to, (1) amend the charter or bylaws of Affinion Holdings, (2) merge or consolidate with, or enter into a reorganization or equity recapitalization, that results in the holders of Common Stock holding less than a majority of the equity in the surviving or resulting entity, (3) any sale of all or substantially all of Affinion Holdings’ assets on a consolidated basis, (4) enter into related party transactions with holders of 5% or more of the Common Stock or, unless on an arms’-length basis, any of their affiliates, (5) engage in a new line of business substantially unrelated to an existing line of business or (6) adopt an equity incentive plan that, together with all other equity incentive plans (excluding the 2005 Plan, the 2007 Plan and the Webloyalty 2005 Plan) is for more than 10% of the issued and outstanding Common Stock.

Financial Reports; Information Rights

The Shareholders Agreement obligates Affinion Holdings to deliver reports to stockholders substantially similar to the current, periodic and annual reports required by Section 13 or 15(d) of the Exchange Act unless Affinion Holdings is then a public reporting company or a voluntary filer.

Representations and Warranties

Investors party to the Shareholders Agreement, including as a result of executing a joinder thereto, are required to make customary representations and warranties to Affinion Holdings regarding (1) organization, (2) authority, and (3) absence of violations or failure to obtain required consents.

Listing Requirement

Pursuant to the Shareholders Agreement, Affinion Holdings is obligated to use commercially reasonable efforts to qualify the Common Stock for quotation on the OTC Bulletin Board as promptly as practicable following the closing of the 2015 Exchange Offers and 2015 Rights Offering. In addition, Affinion Holdings is obligated to use commercially reasonable efforts to cause the Common Stock to be listed on a U.S. national securities exchange registered with the SEC on or prior to the first anniversary of the closing of the 2015 Exchange Offers and 2015 Rights Offering.

Other Agreements

By executing the Shareholders Agreement, investors party thereto have agreed not to enter into any agreements or arrangements of any kind with any person or entity inconsistent with the provisions of the Shareholders Agreement.

Term; Termination

The Shareholders Agreement shall terminate upon the dissolution or liquidation of Affinion Holdings or the occurrence of a qualified initial public offering of Affinion Holdings.

For purposes of the Shareholders Agreement, a qualified initial public offering means a bona fide, marketed underwritten initial public offering after which closing such capital is quoted on the NASDAQ National Market or listed or quoted on the New York Stock Exchange or other national securities exchange acceptable to our board of directors and meeting one of the following two criteria: (i) the aggregate cash proceeds (net of underwriting discounts, commissions and offering expenses) of such offering to Affinion Holdings exceed $75 million, or (ii) at least 20% of the outstanding Common Stock (calculated in accordance with the Shareholders Agreement on a fully diluted basis, and for purposes of such calculation treating Common Stock issued in the initial public offering as outstanding Common Stock) shall have been issued or sold to the public in connection with such initial public offering.

Registration Rights Agreement

On November 9, 2015, Affinion Holdings, the holders of the Common Stock and certain holders of Class C/D Common Stock entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Affinion Holdings has granted such holders the right, under certain circumstances and subject to certain restrictions, to require Affinion Holdings to register under the Securities Act the shares of Common Stock that are held or acquired by them.

Shelf Registration

The Registration Rights Agreement requires Affinion Holdings, upon becoming eligible to file a registration statement on Form S-3, to use its commercially reasonable efforts to promptly prepare and file a shelf registration statement with respect to the resale of Common Stock and maintain the shelf registration statement for one year. Holders may request a shelf-takedown one time per six month period. Holders owning 30% of the shares of Common Stock to be registered pursuant to a shelf registration statement may elect to have the offering underwritten. Affinion Holdings is required to prepare and file additional shelf registration statements as necessary every three years.

Demand Rights

The Registration Rights Agreement grants holders of 35% or more of the shares of Common Stock one demand registration right per six month period; provided, that Affinion Holdings does not have to effect a demand registration if a shelf registration statement is on file and effective or if such a demand registration would not reasonably be expected to result in aggregate gross cash proceeds in excess of $100 million (without regard to any underwriting discount or underwriter’s commission). After the first anniversary after the execution of the Registration Rights Agreement, holders owning 30% of the shares of Common Stock to be registered pursuant to a demand registration statement may elect to have the offering underwritten.

Black-Out Periods

Affinion Holdings has the ability to postpone the filing of a registration statement in connection with a shelf registration or a demand registration for not more than once in any twelve-month period, not to exceed 60 days, subject to certain conditions.

Piggyback Registration Rights

The Registration Rights Agreement grants the holders of Common Stock certain “piggyback” registration rights, which allows the holders the right to include shares of Common Stock in a registration statement filed by Affinion Holdings, including in connection with the exercise of any demand registration rights by any other security holder possessing such rights, subject to customary exceptions.

Reduction of Offering and Lock-Up Periods

If Affinion Holdings and the holders, in consultation with the underwriter in a demand or piggyback registration, determine in good faith that the amount or kind of securities requested to be included in such offering materially and adversely affects such offering, then the amount of securities to be offered by the participating holders will be reduced pro rata based on the formulation set forth in the Registration Rights Agreement. Holders of 1% or more of the Common Stock or holders who participate in an underwritten offering agree to enter into, if requested by underwriters, a customary lock-up agreement in connection with an underwritten offering made pursuant to the Registration Rights Agreement. In connection with any underwritten offering, such lock-up period will start no earlier than 7 days prior to the expected pricing date of such offering and will last no longer than 90 days after such pricing date, unless the offering is an initial public offering, in which case such lock-up period will last no longer than 180 days after such pricing date.

Underwriters

In connection with any underwritten shelf registration or demand registration, the holders of a majority of the shares of Common Stock to be registered shall select the underwriter, who must be reasonably satisfactory to Affinion Holdings.

Indemnification; Expenses

Affinion Holdings is required to indemnify prospective sellers in an offering pursuant to the Registration Rights Agreement and certain related parties against any losses or damages arising out of or based upon any untrue statement or omission of material fact in a registration statement or prospectus pursuant to which such prospective seller sells shares of Common Stock, unless such liability arose out of or is based on such party’s misstatement or omission. The Registration Rights Agreement also provides that Affinion Holdings is indemnified by each seller, severally and not jointly, against all losses caused by its misstatements or omissions up to the amount of net proceeds received by such prospective seller upon the sale of the shares of Common Stock giving rise to such losses. Affinion Holdings will pay all registration expenses incidental to its obligations under the Registration Rights Agreement, including legal fees and expenses.

Nominating Agreements

Affinion Holdings entered into a separate nominating agreement (collectively, the “Nominating Agreements”) with each of Third Avenue Trust, on behalf of Third Avenue Focused Credit Fund, and Ares Management LLC, on behalf of certain affiliated funds and managed accounts, pursuant to which such investors, on behalf of their respective constituents, have the right to nominate one director for election to Affinion Holdings’ board of directors. Such nomination rights do not include any obligation on the part of any other investor to vote for such nominees, nor do they guarantee that such nominees will be successfully elected to serve on Affinion Holdings’ board of directors. The rights to nominate a director pursuant to the Nominating Agreements are subject to the investor, together with its affiliates, maintaining beneficial ownership of at least 8% of Affinion Holdings’ issued and outstanding Common Stock (including any Limited Warrants, but excluding (1) any other derivative securities or rights to acquire Common Stock and (2) any Common Stock issued pursuant to an equity incentive plan).

Amendment to Warrant Agreement for Series A Warrants and Series B Warrants

On November 9, 2015, together with the requisite holders of Series A Warrants and Series B Warrants, Affinion Holdings and American Stock Transfer & Trust Company, LLC (“Amstock”), as warrant agent, entered into an amendment to that certain Warrant Agreement, dated as of December 12, 2013 (the “Warrant Agreement”), by and between Affinion Holdings and Wells Fargo Bank, National Association, as warrant agent (as replaced by Amstock as successor warrant agent), effective as of November 9, 2015. Such amendment amended the terms of the Warrant Agreement to (1) cause each of the outstanding Series A Warrants to be automatically exercised, using cashless exercise, for shares of Class A Common Stock immediately prior to the Reclassification and (2) amend the terms of the Series B Warrants to accelerate the expiration thereof without having vested such that each outstanding Series B Warrant was cancelled and ceased to be outstanding, for no additional consideration, on November 9, 2015. As a result, due to the consummation of the 2015 Transactions, none of the Series A Warrants or Series B Warrants remain outstanding.

Limited Warrant

On November 9, 2015, in lieu of shares of Common Stock that would have resulted in Third Avenue Trust, together with its affiliates, acquiring over 19.9% of the issued and outstanding Common Stock, Affinion Holdings issued a Limited Warrant to acquire up to 462,266 shares of Common Stock to Third Avenue Trust, acting on behalf of Third Avenue Focused Credit Fund. The Limited Warrant is non-voting, non-participating and has an exercise price equal to $0.01 per share. The Limited Warrant contains customary anti-dilution protection for splits, reverse-splits, reclassifications and similar transformative events. The Limited Warrant will expire on the fifth anniversary of its issuance, and includes a covenant prohibiting Affinion Holdings from declaring or paying dividends in respect of the Common Stock until the first anniversary of the date of issuance. The board may not declare or pay dividends or distributions of any kind with respect to the Limited Warrant, and neither Affinion Holdings nor any of its subsidiaries have the right or ability to repurchase the Limited Warrant. The Limited Warrant may be transferred, subject to compliance with the Securities Act, and any restrictions contained in the Limited Warrant, the Fourth Amended and Restated Certificate of Incorporation of Affinion Holdings and the Shareholders Agreement. The Limited Warrant is exercisable at any time during the five year exercise period unless the exercising holder would require the approval of, or a filing with, the FCA or the ND Insurance Commissioner to acquire the Common Stock issuable upon such exercise, and such approval(s) have not been obtained and/or filing(s) have not been made.

Termination of Amended and Restated Consulting Agreement

On November 9, 2015, with the consent of the requisite holders of Series A Warrants, Apollo and Affinion entered into a Termination and Mutual Release (the “Termination of Consulting Agreement”) in respect of the Amended and Restated Consulting Agreement. Pursuant to the terms of the Termination of Consulting Agreement, each of the parties to the Amended and Restated Consulting Agreement agreed to the termination of the Amended and Restated Consulting Agreement for no additional consideration, and to a general release of the other party and its affiliates, and its and their respective former and present directors, officers, employees, representatives, partners and managers of all obligations arising under or related to the Amended and Restated Consulting Agreement (and covenanting not to sue in respect of such released claims) except that the obligation of Affinion to provide indemnification in accordance with Section 5 of the Amended and Restated Consulting Agreement for Liabilities (as defined in the Amended and Restated Consulting Agreement) arising from or related to acts or omissions occurring prior to the effective date of the Termination of Consulting Agreement survives the termination of the agreement. As a result of the Termination of Consulting Agreement, Affinion has no obligations to pay Apollo any previously accrued and unpaid amounts for prior services rendered under the Amended and Restated Consulting Agreement.

Termination of Registration Rights Agreement

On November 9, 2015, Parent LLC, General Atlantic and Affinion Holdings entered into a termination agreement (the “Termination of Registration Rights Agreement”) terminating the Affinion Holdings Registration Rights Agreement. Pursuant to the terms of the Termination of Registration Rights Agreement, each of the investors, on the one hand, and Affinion Holdings, on the other hand, irrevocably released the other(s) for any and all obligations and liabilities arising from or related to the Affinion Holdings Registration Rights Agreement.

Other Related Party Transactions

During 2006, Apollo acquired one of our vendors, SOURCECORP Incorporated, that provides document and information services to us. On January 1, 2012, we entered into a new master services agreement with SourceHOV LLC (which is the successor to SOURCECORP by merger) for a term of five years, subject to our right to terminate at any time with 180 days’ notice. The fees incurred for these services for the years ended December 31, 2012 and 2013 was $0.7 million and $0.6 million, respectively. As a result of the sale in 2013 of SOURCEHOV, LLC by the affiliates of Apollo, SOURCEHOV, LLC was not a related party during the years ended December 31, 2014 and 2015.

During the year ended December 31, 2012, the Company purchased $4.1 million of gift cards from AMC Entertainment, Inc., a company owned by an affiliate of Apollo. The cost of the gift cards, which were utilized primarily for loyalty program fulfillment, is included as a contra-revenue in the consolidated statements of comprehensive income. As a result of the sale in 2012 of AMC Entertainment, Inc. by the affiliate of Apollo, AMC Entertainment, Inc. was not a related party during the years ended December 31, 2013, 2014 and 2015.

In July 2014, Novitex Enterprise Solutions (“Novitex”), a document outsourcing provider owned by affiliates of Apollo, commenced providing administrative services to the Company. In addition, in June 2015, Novitex assumed responsibility for the performance and management of the Company’s domestic print and mailing operations. During the years ended December 31, 2015 and 2014, the Company recognized expenses of $3.1 million and $0.4 million, respectively, which is included in general and administrative expenses in the accompanying audited condensed consolidated statement of comprehensive income. In connection with the transfer of responsibility for performance and management of the Company’s domestic print and mailing operations, the Company also recognized a reduction of operating expense of $1.0 million for the year ended December 31, 2015 for usage of certain equipment by Novitex. During the year ended December 31, 2015, the Company also sold certain assets to Novitex for $0.1 million and recognized a gain of less than $0.1 million.

SkyMall, which was acquired by the Company in September 2014, provides fulfillment services to Caesar’s Entertainment Corporation, which is owned by an affiliate of Apollo. During the year ended December 31, 2015 and the period from September 9, 2014 through December 31, 2014, the Company recognized revenues, net of the cost to acquire the merchandise and gift cards, of $0.9 million and $2.7 million, respectively, which is included in net revenues in the accompanying audited condensed consolidated statement of comprehensive income.

On January 28, 2010, we, through Affinion Investments, entered into a subscription and capital commitment letter with Alclear Holdings, LLC (“Alclear”), pursuant to which we agreed to (i) become a member of Alclear and (ii) fund a capital contribution to Alclear in cash in the amount of $1.0 million. In order to make its capital contribution in Alclear, Affinion Investments received a capital contribution in cash in the amount of $1.0 million from Affinion. As a result of the capital contribution, we acquired an ownership interest of approximately 5%, subsequently reduced to approximately 2.9%, in Alclear. In February 2010, Alclear was selected as the winning bidder in the bankruptcy auction sale of the assets of Verified Identity Pass, Inc., an entity that provides biometric system solutions for airports, airlines, travel agents, and business travelers in the U.S. Alclear acquired the assets of Verified Identity Pass, Inc. in April 2010. Subsequently, on December 12, 2013, Affinion Investments sold all of its membership interests in Alclear to Affinion Developments, LLC, a newly formed unrestricted subsidiary of Affinion. In March 2015, the Company sold its ownership interest in Alclear to certain existing members of Alclear who are not related parties or otherwise affiliated with the Company for $1.5 million, and recognized a gain of $0.5 million. The Company provided support services to Alclear pursuant to a master services agreement, dated July 6, 2010. On January 6, 2016, we received a notice of termination from Alclear of the master services agreement. The Company recognized revenue of $0.4 million, $0.5 million and $0.9 million, respectively, for the years ended December 31, 2015, 2014 and 2013, respectively.

Alclear is controlled and partially funded by Caryn Seidman-Becker, who also serves as its Chief Executive Officer. Ms. Seidman-Becker is the spouse of Marc Becker. Mr. Becker is a partner of Apollo and was a director of Affinion until November 2015. Apollo was a controlling stockholder of Affinion Holdings until November 2015.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to its written charter, our audit committee must review and approve all related-party transactions, which includes any related party transactions that we would be required to disclose pursuant to Item 404 of Regulation S-K promulgated by the SEC. For a discussion of the composition and responsibilities of our audit committee see “Item 5. Directors and Executive Officers—Audit Committee.” In determining whether to approve a related party transaction, the audit committee will consider a number of factors including whether the related party transaction is on terms and conditions no less favorable to us than may reasonably be expected in arm’s-length transactions with unrelated parties.

Director Independence

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. However, the board of directors has determined that each of Messrs. Wells, Bernstein, Frier and Victor is an independent director, as defined under the New York Stock Exchange rules.

For a discussion of the independence of members of our audit committee and compensation committee, see “Item 5. Directors and Executive Officers—Audit Committee” and “Item 5. Directors and Executive Officers—Compensation Committee.”

ITEM 8.	LEGAL PROCEEDINGS

Litigation

In the ordinary course of business, the Company is involved in claims, governmental inquiries and legal proceedings related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters. The Company is also a party to lawsuits which were brought against it and its affiliates and which purport to be a class action in nature and allege that the Company violated certain federal or state consumer protection statutes (as described below). The Company intends to vigorously defend itself against such lawsuits.

On June 17, 2010, a class action complaint was filed against the Company and Trilegiant Corporation (“Trilegiant”) in the United States District Court for the District of Connecticut. The complaint asserts various causes of action on behalf of a putative nationwide class and a California-only subclass in connection with the sale by Trilegiant of its membership programs, including claims under the Electronic Communications Privacy Act (“ECPA”), the Connecticut Unfair Trade Practices Act (“CUTPA”), the Racketeer Influenced Corrupt Organizations Act (“RICO”), the California Consumers Legal Remedies Act, the California Unfair Competition Law, the California False Advertising Law, and for unjust enrichment. On September 29, 2010, the Company filed a motion to compel arbitration of all of the claims asserted in this lawsuit. On February 24, 2011, the court denied the Company’s motion. On March 28, 2011, the Company and Trilegiant filed a notice of appeal in the United States Court of Appeals for the Second Circuit, appealing the district court’s denial of their motion to compel arbitration. On September 7, 2012, the Second Circuit affirmed the decision of the district court denying arbitration. While that issue was on appeal, the matter proceeded in the district court. There was written discovery and depositions. Previously, the court had set a briefing schedule on class certification that called for the completion of class certification briefing on May 18, 2012. However, on March 28, 2012, the court suspended the briefing schedule on the motion due to the filing of two other overlapping class actions in the United States District Court for the District of Connecticut. The first of those cases was filed on March 6, 2012, against the Company, Trilegiant, Chase Bank USA, N.A., Bank of America, N.A., Capital One Financial Corp., Citigroup, Inc., Citibank, N.A., Apollo Global Management, LLC, 1-800-Flowers.Com, Inc., United Online, Inc., Memory Lane, Inc., Classmates Int’l, Inc., FTD Group, Inc., Days Inn Worldwide, Inc., Wyndham Worldwide Corp., People Finderspro, Inc., Beckett Media LLC, Buy.com, Inc., Rakuten USA, Inc., IAC/InteractiveCorp., and Shoebuy.com, Inc. The second of those cases was filed on March 25, 2012, against the same defendants as well as Adaptive Marketing, LLC, Vertrue, Inc., Webloyalty.com, Inc., and Wells Fargo & Co. These two cases assert similar claims as the claims asserted in the earlier-filed lawsuit in connection with the sale by Trilegiant of its membership programs. On April 26, 2012, the court consolidated these three cases. The court also set an initial status conference for May 17, 2012. At that status conference, the court ordered that Plaintiffs file a consolidated amended complaint to combine the claims in the three previously separate lawsuits. The court also struck the class certification briefing schedule that had been set previously. On September 7, 2012, the Plaintiffs filed a consolidated amended complaint asserting substantially the same legal claims. The consolidated amended complaint added Priceline, Orbitz, Chase Paymentech, Hotwire, and TigerDirect as Defendants and added three new Plaintiffs; it also dropped Webloyalty and Rakuten as Defendants. On December 7, 2012, all Defendants filed motions seeking to dismiss the consolidated amended complaint and to strike certain portions of the complaint. Plaintiff’s response brief was filed on February 7, 2013, and Defendants’ reply briefs were filed on April 5, 2013. On September 25, 2013, the court held oral argument on the motions to dismiss. On March 28, 2014, the court ruled on the motions to dismiss, granting them in part and denying them in part. The court dismissed the Plaintiffs’ RICO claims and claims under the California Automatic Renewal Statute as to all defendants. The court also dismissed certain named Plaintiffs as their claims were barred either by the statute of limitations and/or a prior settlement agreement. Certain Defendants were also dismissed from the case. The court also struck certain allegations from the consolidated amended complaint, including certain of Plaintiffs’ class action allegations under CUTPA. As to the Company and Trilegiant, the court denied the motion to dismiss certain Plaintiffs’ claims under ECPA and for unjust enrichment, as well as certain other claims of Plaintiffs under CUTPA.

Also, on December 5, 2012, the Plaintiffs’ law firms in these consolidated cases filed an additional action in the United States District Court for the District of Connecticut. That case is identical in all respects to this case except that it was filed by a new Plaintiff (the named Plaintiff from the class action complaint previously filed against the Company, Trilegiant, 1-800-Flowers.com, and Chase Bank USA, N.A., in the United States District Court for the Eastern District of New York on November 10, 2010). On January 23, 2013, Plaintiff filed a motion to consolidate that case into the existing set of consolidated cases. On June 13, 2013, the court entered an order staying the date for all Defendants to respond to the Complaint until 21 days after the court ruled on the motion to consolidate. On March 28, 2014, the court entered an order granting the motion to consolidate.

On May 12, 2014, remaining Defendants in the consolidated cases filed answers in which they denied the material allegations of the consolidated amended complaint. On April 28, 2014, Plaintiffs filed a motion seeking interlocutory appellate review of portions of the court’s order of March 28, 2014. Briefing on the motion was completed on June 5, 2014. On March 26, 2015, the court denied Plaintiff’s motion for interlocutory appeal. On May 29, 2015, the court issued a scheduling order indicating that discovery was to commence immediately and be completed by December 31, 2015. On May 29, 2015, the court also set deadlines for dispositive motions, which are due February 29, 2016. If no dispositive motions are filed, a joint trial memorandum would be due by April 1, 2016, and jury selection would take place on May 3, 2016. If dispositive motions are filed, the joint trial memorandum would be due by October 3, 2016, and jury selection would take place on November 1, 2016. On June 16, 2015, the court set a schedule for class certification, with plaintiffs’ motion for class certification due on September 15, 2015, and with briefing to be completed by November 30, 2015. Plaintiffs filed their motion for class certification on September 15, 2015, and Defendants filed an opposition brief on December 15, 2015. Plaintiffs filed a reply brief on December 22, 2015, and Defendants filed a sur-reply on December 29, 2015.

On August 27, 2010, a class action lawsuit was filed against Webloyalty, one of its former clients and one of the credit card associations in the United States District Court for the District of Connecticut alleging, among other things, violations of the EFT, ECPA, unjust enrichment, civil theft, negligent misrepresentation, fraud and CUTPA violation (the “Connecticut Action”). This lawsuit relates to Webloyalty’s alleged conduct occurring on and after October 1, 2008. On November 1, 2010, the defendants moved to dismiss the initial complaint, which plaintiff then amended on November 19, 2010. On December 23, 2010, Webloyalty filed a second motion to dismiss this lawsuit. On May 15, 2014, the court heard oral argument on plaintiff’s motion to strike the Company’s request for judicial notice of the plaintiff’s membership enrollment documents filed in support of the Company’s second motion to dismiss. On July 17, 2014, the court denied plaintiff’s motion to strike. The court, at the same time, dismissed those claims grounded in fraud, but reserved until further proceedings the determination as to whether all of plaintiff’s claims are grounded in fraud and whether those claims not grounded in fraud are dismissible. The court permitted the plaintiff until August 15, 2014 to amend his complaint and allowed the parties the opportunity to conduct limited discovery, to be completed by September 26, 2014, concerning the issues addressed in its dismissal order. All other discovery was stayed in the case. The July 17, 2014 order indicated that the court would set a further motion to dismiss briefing schedule following the conclusion of this limited discovery. The plaintiff amended his complaint as scheduled, and the parties conducted limited discovery as ordered. After this limited discovery, the parties proposed a motion to dismiss briefing schedule calling for the defendants to file their opening briefs on January 9, 2015. The plaintiff filed his opposition brief on March 24, 2015, and on April 24, 2015, the defendants filed their reply briefs in response to that opposition. On October 15, 2015, the court entered a judgment dismissing all of the plaintiff’s claims with prejudice and without further leave to amend. On November 13, 2015, the plaintiff filed a notice of appeal of the dismissal decision, but no further dates for that appeal have been scheduled. Plaintiff’s opening appeals brief was filed on February 10, 2016. The Company’s answering brief must be filed by April 15, 2016. Plaintiff will then have 14 days in which to file a reply brief if he chooses. The Court has not scheduled a date for a hearing.

On June 7, 2012, another class action lawsuit was filed in the U.S. District Court for the Southern District of California against Webloyalty that was factually similar to the Connecticut Action. The action claims that Webloyalty engaged in unlawful business practices in violation of California Business and Professional Code § 17200, et seq. and in violation of CUTPA. Both claims are based on allegations that in connection with enrollment and billing of the plaintiff, Webloyalty charged plaintiff’s credit or debit card using information obtained through a data pass process and without obtaining directly from plaintiff his full account number, name, address, and contact information, as purportedly required under ROSCA. On September 25, 2012, Webloyalty filed a motion to dismiss the complaint in its entirety and the court scheduled a hearing on the motion for January 14, 2013. Webloyalty also sought judicial notice of the enrollment page and related enrollment and account documents. Plaintiff filed his opposition on December 12, 2012, and Webloyalty filed its reply submission on January 7, 2013. Thereafter, on January 10, 2013, the court cancelled the previously scheduled January 14, 2013 hearing and indicated that it would rule based on the parties’ written submissions without the need for a hearing. On August 28, 2013, the court sua sponte dismissed plaintiff’s complaint without prejudice with leave to amend by September 30, 2013. The plaintiff filed his amended complaint on September 30, 2013, adding purported claims under the ECPA and for unjust enrichment, money had and received, conversion, civil theft, and invasion of privacy. On December 2, 2013, the Company moved to dismiss plaintiff’s amended complaint. Plaintiff responded to the motion on January 27, 2014. On February 6, 2014, the court indicated that it would review the submissions and issue a decision on plaintiff’s motion without oral argument. On September 29, 2014, the court dismissed the plaintiff’s claims on substantive grounds and/or statute of limitations grounds. The court has allowed the plaintiff 28 days to file a motion demonstrating why a further amendment of the complaint would not be futile. On October 27, 2014, the plaintiff filed a motion for leave to amend the complaint and attached a proposed amended complaint. The Company responded to the motion on November 10, 2014. On June 22, 2015, the court entered a final order and judgment denying plaintiff’s motion to amend, dismissing all federal claims with prejudice, and dismissing all state claims without prejudice. On July 10, 2015, plaintiff filed a notice appealing the dismissal decision and denial of his request to further amend his complaint to the U.S. Court of Appeals for the Ninth Circuit. The Company responded to the motion on November 10, 2014. On June 22, 2015, the court entered a final order and judgment denying plaintiff’s motion to amend, dismissing all federal claims with prejudice, and dismissing all state claims without prejudice. On July 10, 2015, plaintiff filed a notice appealing the dismissal decision and denial of his request to further amend his complaint to the U.S. Court of Appeals for the Ninth Circuit. The plaintiff filed his opening appeal brief on November 19, 2015, and the Company’s answering brief was filed on January 19, 2016.

On February 7, 2014 a class action lawsuit was filed against the Company and one of its clients in the United States District Court for the District of Massachusetts alleging, among other things, violations of the EFT and ECPA, unjust enrichment, money had and received, conversion, misrepresentation, violation of the Massachusetts Consumer Protection Act and equitable relief. Claims are based on allegations that plaintiff was enrolled and billed for a package program without plaintiff’s proper consent and knowledge. On April 4, 2014, the Company filed a motion to dismiss. A hearing on that motion was held on July 24, 2014. On March 11, 2015, the magistrate judge to whom the motion was referred by the district court judge issued a report and recommendation granting in part and denying in part the motion to dismiss. The magistrate judge granted the motion to dismiss on the fraud claim, which was dismissed as time-barred, but denied the remainder of the motion. On March 25, 2015, the Company filed objections to the magistrate judge’s report and recommendation. Briefing on the objections concluded on April 9, 2015. On June 4, 2015, the court accepted and adopted the report and recommendation of the magistrate judge over the Company’s objections. The Company filed its answer to the complaint on July 2, 2015. A scheduling conference was held with the court on August 11, 2015. The court entered an order providing that fact discovery is to be completed by March 31, 2016. On October 2, 2015, plaintiff’s counsel filed a motion to withdraw as counsel. On October 20, 2015, the court granted the motion of plaintiff’s counsel to withdraw as counsel. On October 21, 2015, plaintiff and the Company agreed to settle plaintiff’s claims on an individual, non-class basis for a payment of $25,000. In connection with such settlement, plaintiff released the Company and its affiliates from all claims that plaintiff had against such parties related to such lawsuit. On November 12, 2015, the parties filed a joint stipulation of dismissal.

Other Contingencies

From time to time, the Company receives inquiries from federal and state agencies which may include the FTC, the FCC, the CFPB, state attorneys general and other state regulatory agencies, including state insurance regulators. The Company responds to these matters and requests for documents, some of which may lead to further investigations and proceedings.

From time to time, our international operations also receive inquiries from consumer protection, insurance or data protection agencies. The Company responds to these matters and requests for documents, some of which may lead to further investigations and proceedings. On January 27, 2015, following voluntary discussions with the FCA, AIL, one of our UK subsidiaries, and 11 UK retail banks and credit card issuers, announced a proposed joint arrangement, which allows eligible consumers to make claims for compensation in relation to a discontinued benefit in one of AIL’s products. The proposed arrangement has been approved by a majority of those affected consumers who voted at a creditors’ meeting held on June 30, 2015, and has also been approved by the High Court in London at a hearing held on July 9, 2015. The proposed arrangement, which will not result in the imposition of any fines on AIL or the Company, became effective on August 17, 2015 and eligible customers have until March 18, 2016 to claim compensation (and, in exceptional circumstances, until September 18, 2016). Based on the information currently available, the Company has recorded an estimated liability that represents potential consumers’ refunds to be paid by the Company as part of such arrangement.

On April 18, 2014, Bank of America, N.A. (“Bank of America”) and FIA Card Services, N.A. (“FIA Card Services”) commenced an arbitration proceeding against Trilegiant and Affinion pursuant to the terms of the parties’ servicing agreements. In the arbitration proceeding, Bank of America asserted various causes of action and requests for monetary and other relief, including a demand for contractual indemnification of the losses and costs, including in particular customer refunds and reasonable attorneys’ fees that Bank of America incurred related to consent orders entered into by Bank of America with the Office of the Comptroller of the Currency on April 7, 2014 and with the CFPB on April 9, 2014. On May 16, 2014, Trilegiant commenced two separate arbitration proceedings against Bank of America, asserting that Bank of America breached the parties’ servicing agreements. On July 7, 2014, the parties agreed to stay one of the arbitrations initiated by Trilegiant and to dismiss the other arbitrations without prejudice, pending mediation. On September 22, 2014, Bank of America and Trilegiant participated in a mediation to attempt to resolve their outstanding disputes. The mediation process was ultimately unsuccessful in resolving the parties’ disputes. As such, the parties have resumed the arbitration process. The arbitration hearing commenced on October 12, 2015 and has not yet concluded. The arbitration hearing is expected to be concluded by the first quarter of 2016. The parties intend to submit post-hearing memoranda, such that a decision is not expected until mid-2016.

In September 2014, the Company received a NORA letter indicating that the CFPB was considering taking legal action against the Company for violations of Sections 1031 and 1036 of the Consumer Financial Protection Act relating to the Company’s identity theft protection products. In July 2015, the Company entered into a Stipulated Final Judgment and Order (“Consent Order”) settling allegations regarding unfair billing practices related to certain of the Company’s protection products and deceptive retention practices related to these same products. The Consent Order was approved by the court on October 27, 2015. The Consent Order requires a payment by the Company of $1.9 million to the CFPB’s civil penalty fund and approximately $6.75 million in consumer restitution, as well as injunctive provisions against the Company related to certain of its billing and retention practices, which are not expected to have a material effect on the Company. The Company is in full compliance with the Consent Order requirements.

On November 30, 2015, PNC Bank, N.A. (“PNC”) filed a pleading called a Praecipe for Writ of Summons (the “Writ”) in the Court of Common Pleas of Allegheny County, Pennsylvania, naming as defendants Trilegiant Corporation, Affinion Benefits Group, LLC, Affinion and/or Affinion Holdings. The Writ does not include a complaint or any specific factual allegations, and does not allege any claims. However, based on a December 4, 2015 letter from PNC’s counsel, we understand that PNC may seek indemnification for (i) certain payments made to PNC customers and (ii) a civil money penalty assessed against PNC by the Office of the Comptroller of the Currency pursuant to consent orders dated October 6, 2014. If PNC files a complaint, Affinion intends to defend itself vigorously against any claims that PNC may assert.

The Company believes that the amount accrued for the above litigation and contingencies matters is adequate, and the reasonably possible loss beyond the amounts accrued will not have a material effect on its consolidated financial statements, taken as a whole, based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that accruals are adequate and it intends to vigorously defend itself against such matters, unfavorable resolution could occur, which could have a material effect on the Company’s consolidated financial statements, taken as a whole.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no established trading market for our Common Stock. We will seek to make our Common Stock eligible for quotation on the OTC Bulletin Board. As of the date of this Registration Statement, Affinion Holdings has outstanding (i) 9,093,330 shares of Common Stock, (ii) 490,083 shares of Class C Common Stock, (iii) 515,877 shares of Class D Common Stock, (iv) a Limited Warrant to purchase up to 462,266 shares of Common Stock, (v) options to purchase up to 7,826.5867 shares of Class C Common Stock (all of which are exercisable), (vi) options to purchase up to 8,239.1670 shares of Class D Common Stock (all of which are exercisable), (vii) 13,071 shares of Class C Common Stock issuable upon the vesting of retention units and (viii) 13,759 shares of Class D Common Stock issuable upon the vesting of retention units. Such shares have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. Affinion Holdings has entered into the Registration Rights Agreement, pursuant to which Affinion Holdings has granted the holders the right, under certain circumstances and subject to certain restrictions, to require Affinion Holdings to register under the Securities Act the shares of Common Stock that are held or acquired by them (but not any shares of Class C/D Common Stock). For a description of the Registration Rights Agreement, see “Item 11. Description of Registrant’s Securities to be Registered—Registration Rights Agreement.” For a description of the Common Stock, Class C Common Stock, Class D Common Stock and Limited Warrant (including terms of conversion), see “Item 11. Description of Registrant’s Securities to be Registered.” As of February 23, 2016, there were 49 holders of record of our Common Stock, 164 holders of record of our Class C Common Stock and 164 holders of record of our Class D Common Stock.

Dividends

During 2015, 2014 and 2013, we made no cash distributions to our shareholders, and we do not currently plan to make any cash distributions to our shareholders in the foreseeable future. We are a holding company and have no direct operations and no significant assets other than ownership of 100% of the stock of Affinion. Any declaration and payment of any future dividends will be at the sole discretion of our board of directors after taking into account various factors, including legal requirements, contractual restrictions contained in our equity-related documents, Affinion’s ability to make payments to us, our financial condition, operating results, free cash flow, available cash and current and anticipated cash needs. The terms of Affinion’s senior secured credit facility and the indenture governing Affinion’s 2010 senior notes significantly restrict Affinion and its subsidiaries from paying dividends and otherwise transferring assets to us, which significantly limits our ability to pay dividends on our Common Stock. In addition, the Limited Warrant includes a covenant prohibiting Affinion Holdings from declaring or paying dividends in respect of the Common Stock until the first anniversary of the date of issuance. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Until and unless the conversion price of the Class C Common Stock or the Class D Common Stock, as applicable, has been reduced to equal the par value of the Common Stock issuable upon the conversion thereof, the Class C Common Stock and/or Class D Common Stock, as applicable, will not be entitled to the payment of any cash dividends when, as and if declared and paid in respect of the Common Stock, but will instead have their respective conversion price reduced by an amount equal to such dividend.

Securities Authorized for Issuance under Equity Compensation Plans

The table below summarizes the equity issuances under the 2005 Plan, the 2007 Plan, the webloyalty.com ISO Plan, the webloyalty.com NQ Plan and the Webloyalty 2005 Plan as of December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by securityholders
Options	16,065	(1)	$147.12	—
Unallocated	—		—	—
Equity compensation plans not approved by securityholders
2015 retention units	26,830	(2)	—	—
Restricted stock units	2,028	(3)	—	—

Total	44,923		(4)	—

(1)	Represents 7,826 options to acquire shares of Class C Common Stock and 8,239 options to acquire shares of Class D Common Stock
(2)	Represents retention units for 13,071 shares of Class C Common Stock and 13,759 shares of Class D Common Stock upon vesting.
(3)	Represents restricted stock units that can be settled for cash or for 988 shares of Class C Common Stock and 1,040 shares of Class D Common Stock.
(4)	Not applicable

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Set forth below in chronological order is certain information regarding securities issued by the Company during the last three years in transactions that were not registered under the Securities Act, including the consideration, if any, received by Affinion Holdings for such issuances.

(a)	On December 12, 2013, Affinion Holdings, in connection with its offer to exchange its 2010 senior notes for its 2013 senior notes, issued approximately (i) $292.8 million principal amount of its 2013 senior notes, (ii) Series A Warrants to purchase up to 13.5 million shares of its Class B Common Stock, in the aggregate, and (iii) Series B Warrants to purchase up to 70.2 million shares of its Class B Common Stock, in the aggregate, in exchange for approximately $292.8 million aggregate principal amount of validly tendered 2010 senior notes.

Affinion Holdings issued such securities in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. In the exchange offer, such securities were offered and issued, only (a) in the United States, to holders of Affinion Holdings’ 2010 senior notes who were “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act and (b) outside the United States, to holders of Affinion Holdings’ 2010 senior notes who were not “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance on Regulation S of the Securities Act. Such securities were offered only to eligible holders who certified to Affinion Holdings that they were eligible to participate in the exchange offer. There were no underwriting discounts or commissions paid in connection with such issuances.

The Series A Warrants were exercisable upon issuance and would have expired on December 12, 2023. The Series B Warrants were exercisable if and only if any of Affinion Holdings’ 2013 senior notes remained outstanding as of December 12, 2017, and would have expired on December 12, 2023. The exercise price for the Series A Warrants and the Series B Warrants was $0.01 per share and was payable (i) by having Affinion Holdings withhold from the shares of Class B Common Stock that would otherwise be issued to the warrantholder upon exercise, a number of shares of Class B Common Stock having a market value equal to the aggregate exercise price or (ii) in cash. No fractional shares would have been issued upon exercise of the Series A Warrants or the Series B Warrants. The Series A Warrants and Class B Common Stock were eliminated from Affinion Holdings’ certificate of incorporation and the Series B Warrants were cancelled for no additional consideration. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities and Long Term Debt.”

(b)	On June 9, 2014, Affinion Holdings, in connection with its offer to exchange its 2013 senior notes for its Series A Warrants, issued Series A Warrants to purchase up to approximately 30.3 million shares of Class B Common Stock in the aggregate in exchange for approximately $88.7 million aggregate principal amount of validly tendered 2013 senior notes.

Affinion Holdings issued such securities in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. In the exchange offer, such securities were offered and issued, only (a) in the United States, to holders of Affinion Holdings’ 2013 senior notes who were “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act and (b) outside the United States, to holders of Affinion Holdings’ 2013 senior notes who were not “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance on Regulation S of the Securities Act. Such securities were offered only to eligible holders who certified to Affinion Holdings that they were eligible to participate in the exchange offer. There were no underwriting discounts or commissions paid in connection with such issuances.

The Series A Warrants were exercisable upon issuance and would have expired on December 12, 2023. The exercise price for the Series A Warrants, like the existing Series A Warrants, was $0.01 per share and was payable (i) by having Affinion Holdings withhold from the shares of Class B Common Stock that would otherwise be issued to the warrantholder upon exercise, a number of shares of Class B Common Stock having a market value equal to the aggregate exercise price or (ii) in cash. No fractional shares would have been issued upon exercise of the Series A Warrants. The Series A Warrants and Class B Common Stock were eliminated from Affinion Holdings’ certificate of incorporation. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities and Long Term Debt.”

(c)	On June 9, 2014, Affinion Holdings, in connection with its pre-emptive rights offer conducted in accordance with its obligations under the Warrantholder Rights Agreement, issued Series A Warrants to purchase up to approximately 1.2 million shares of Class B Common Stock in the aggregate in exchange for approximately $3.9 million of cash proceeds in the aggregate.

Affinion Holdings issued such securities in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. In the pre-emptive rights offer, such securities were offered and issued only to existing holders of Common Stock, Series A Warrants and Series B Warrants that were party to the Warrantholder Rights Agreement.

The Series A Warrants were exercisable upon issuance and would have expired on December 12, 2023. The exercise price for the Series A Warrants, like the existing Series A Warrants, was $0.01 per share and was payable (i) by having Affinion Holdings withhold from the shares of Class B Common Stock that would otherwise be issued to the warrantholder upon exercise, a number of shares of Class B Common Stock having a market value equal to the aggregate exercise price or (ii) in cash. No fractional shares would have been issued upon exercise of the Series A Warrants. The Series A Warrants and Class B Common Stock were eliminated from Affinion Holdings’ certificate of incorporation. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities and Long Term Debt.”

(d)	On November 9, 2015, Affinion Holdings, in connection with its offer to exchange its 2013 senior notes for its Common Stock, issued 1,769,104 shares of Common Stock in the aggregate in exchange for approximately $247.4 million aggregate principal amount of validly tendered 2013 senior notes. Also on November 9, 2015, Affinion Holdings, in connection with Affinion Investments’ offer to exchange its Investments senior subordinated notes for Common Stock, issued 5,236,517 shares of Common Stock in the aggregate in exchange for approximately $337.3 million aggregate principal amount of validly tendered Investments senior subordinated notes. Also on November 9, 2015, in connection with the 2015 Rights Offering to holders of Affinion Holdings’ 2013 senior notes and Investments senior subordinated notes and the related backstop, Affinion Holdings issued 2,021,042 shares of Common Stock and a Limited Warrant to purchase up to 462,266 shares of Common Stock, in the aggregate, and Affinion International issued $110.0 million aggregate principal amount of International Notes, in the aggregate, in exchange for $110.0 million of cash proceeds in the aggregate.

Affinion Holdings issued such securities in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. Such securities were offered and issued, only (a) in the United States, to holders of Affinion Holdings’ 2013 senior notes and Investments senior subordinated notes who were “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act and (b) outside the United States, to holders of Affinion Holdings’ 2013 senior notes and Investments senior subordinated notes who were not “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance on Regulation S of the Securities Act. Such securities were offered only to eligible holders who certified to Affinion Holdings that they were eligible to participate in the 2015 Exchange Offers and 2015 Rights Offering.

The Limited Warrant has an exercise price equal to $0.01 per share. The Limited Warrant is exercisable at any time unless the exercising holder would require the approval of, or a filing with, the FCA or the ND Insurance Commissioner to acquire the Common Stock issuable upon such exercise, and such approval(s) have not been obtained and/or filing(s) have not been made. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities and Long Term Debt.”

(e)	On November 9, 2015, Affinion Holdings effected the Reclassification in which all of Affinion Holdings’ then existing Class A Common Stock (including Class A Common Stock issued as a result of a mandatory cashless exercise of all of its Series A Warrants), consisting of 84,842,535 outstanding shares of Class A Common Stock and 45,003,196 shares of Class A Common Stock underlying the Series A Warrants, was converted into (i) 490,083 shares of Affinion Holdings’ Class C Common Stock and (ii) 515,877 shares of Affinion Holdings’ Class D Common Stock.

Affinion Holdings issued such securities in reliance on the exemption provided by Section 3(a)(9) of the Securities Act. Such securities were offered and issued by Affinion Holdings only to existing holders of its Class A Common Stock (including Class A Common Stock issued as a result of a mandatory cashless exercise of all of its Series A Warrants), and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

Each share of Class C/D Common Stock is convertible into shares of Common Stock at any time, subject to required regulatory approval and filings, if any, and to transfer restrictions contained in the Shareholders Agreement. In order to exercise its conversion rights, a holder of Class C/D Common Stock must submit an exercise notice to Affinion Holdings, together with the conversion price equal currently to $67.14 per share with respect to the Class C Common Stock and $88.07 per share with respect to the Class D Common Stock. Currently, each share of Class C/D Common Stock is convertible into one share of Common Stock. See “Item 11. Description of Registrant’s Securities to be Registered—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Class C/D Common Stock.”

(f)
1.	On April 25, 2012, Affinion Holdings granted stock options to certain key employees to purchase 305,000 shares of its common stock for an aggregate exercise price of $2,488,800.

2.	On June 22, 2012, Affinion Holdings granted stock options to certain key employees to purchase 190,000 shares of its common stock for an aggregate exercise price of $1,550,400.

3.	On May 7, 2013, Affinion Holdings granted stock options to certain key employees to purchase 370,000 shares of its common stock for an aggregate exercise price of $1,468,900.

4.	On April 1, 2014, Affinion Holdings granted stock options to certain key employees to purchase 1,486,250 shares of its common stock for an aggregate exercise price of $1,715,700.

5.	On July 21, 2014, Affinion Holdings granted stock options to a certain key employee to purchase 10,000 shares of its common stock for an aggregate exercise price of $11,400.

Affinion Holdings granted the above options for no cash consideration. Each of the above issuances of options to employees, officers and directors were exempt from registration pursuant to Rule 701 under the Securities Act. The aggregate sales price of the securities sold above in reliance on Rule 701, during any consecutive 12 month period did not exceed 15% of the total assets of Affinion Holdings, measured as of the most recent balance sheet date. With respect to each transaction listed above, no general solicitation was made by either Affinion Holdings or any person acting on its behalf; the securities sold are subject to transfer restrictions; each of the recipients is an employee, director or officer of Affinion Holdings or its majority owned subsidiaries under Rule 701; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following description is a summary of the material terms and provisions of the capital stock of Affinion Holdings. This Registration Statement is being filed to register the Common Stock of Affinion Holdings, including the Common Stock underlying the Class C/D Common Stock and the Limited Warrant of Affinion Holdings.

General

Pursuant to the Fourth Amended and Restated Certificate of Incorporation, Affinion Holdings’ capital stock consists of a total of 550,000,000 authorized shares, of which 520,000,000 shares, $0.01 par value per share, are designated as “Common Stock,” 10,000,000 shares, $0.01 par value per share, are designated as “Class C Common Stock,” 10,000,000 shares, $0.01 par value per share, are designated as “Class D Common Stock” and 10,000,000 shares, $0.01 par value per share, are designated as “preferred stock.”

As of the date of this Registration Statement, Affinion Holdings has outstanding (i) 9,093,330 shares of Common Stock, (ii) 490,083 shares of Class C Common Stock and (iii) 515,877 shares of Class D Common Stock. In addition, in lieu of issuing Common Stock to an investor that would otherwise have beneficially owned more than 19.9% of the Common Stock, the Company has issued a Limited Warrant to purchase up to 462,266 shares of Common Stock, which Limited Warrant may only be exercised upon the receipt of requisite regulatory approval.

Common Stock

Voting Rights.

The Fourth Amended and Restated Certificate of Incorporation provides that each holder of Common Stock will have one vote per share on all matters submitted generally to the stockholders for a vote; provided, however, if in order to vote on a given matter a holder of Common Stock would require the prior approval of a governmental authority having jurisdiction over Affinion Holdings or such holder, such holder shall not be entitled to vote any shares of Common Stock not permitted to be voted under applicable law on such matter until such approval has been received.

SafeCard Services Insurance Company, an indirect wholly-owned subsidiary of Affinion, is a licensed insurance company that is subject to the rules and regulations of the ND Insurance Commissioner and AIL is a company incorporated under the laws of England and Wales that is subject to the rules and regulations of the FCA. Both the ND Insurance Commissioner and the FCA have rules and regulations that limit the ability of investors to acquire “control,” directly or indirectly, over the relevant regulated entity.

As a result, in order to comply with the rules and regulations of the ND Insurance Commissioner and the FCA, any stockholders that hold more than 9.9% of the issued outstanding Common Stock are prevented, pursuant to the Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 9.9% of the issued outstanding Common Stock (which excess shares are voted by the Secretary of Affinion Holdings in a manner proportionate to the votes cast by all other stockholders that are not subject to this voting cutback provision) until it shall have obtained the requisite consents of, or made the requisite filings with, the ND Insurance Commissioner. A stockholder is permitted to vote shares of Common Stock representing more than 9.9% of the total combined voting power of securities entitled to vote on any matter once it has presented evidence, reasonably acceptable to Affinion Holdings, that it has obtained the requisite consents or made the requisite filings of or with the ND Insurance Commissioner.

Furthermore, in order to comply with the rules and regulations of the FCA, stockholders will not be able to acquire 20% or more of the Common Stock, whether as a result of acquisitions or otherwise, without the prior approval of the FCA (though there are no express prohibitions on such acquisitions in the organizational documents of Affinion Holdings or the Shareholders Agreement).

In addition, to the extent such stockholders receive the approval of the ND Insurance Commissioner to vote 10% or more of the total voting power of Affinion Holdings, the Fourth Amended and Restated Certificate of Incorporation continues to prohibit voting shares in excess of 19.9% of the total voting power of Affinion Holdings in order to comply with the rules and regulations of the FCA, which restriction is similar in substance to the restriction for the ND Insurance Commissioner but at a threshold of 19.9%. A stockholder is permitted to vote shares of Common Stock representing more than 19.9% of the total combined voting power of securities entitled to vote on any matter once it has presented evidence, reasonably acceptable to Affinion Holdings, that it has obtained the requisite consents or made the requisite filings of or with the FCA.

In the event that a stockholder is unable to vote all of its shares of Common Stock as a result of the foregoing restrictions, the Secretary of Affinion Holdings is instead authorized to vote such in the same proportion as all outstanding shares of Common Stock not voted by such stockholder or any other stockholder that is subject to having its voting restricted by these provisions.

A stockholder is permitted to vote shares of Common Stock representing more than 9.9% or 19.9%, as applicable, of the total combined voting power of securities entitled to vote on any matter once it has presented evidence, reasonably acceptable to Affinion Holdings, that it has obtained the requisite consents or made the requisite filings, as applicable.

The holders of Common Stock do not have cumulative voting rights in the election of directors.

Nomination Rights.

Affinion Holdings entered into a separate Nominating Agreement with each of Third Avenue Trust, on behalf of Third Avenue Focused Credit Fund, and Ares Management LLC, on behalf of certain affiliated funds and managed accounts, pursuant to which such investors, on behalf of their respective constituents, have the right to nominate one director for election to Affinion Holdings’ board of directors. Such nomination rights do not include any obligation on the part of any other investor to vote for such nominees, nor do they guarantee that such nominees will be successfully elected to serve on Affinion Holdings’ board of directors. The rights to nominate a director pursuant to the Nominating Agreements are subject to the investor, together with its affiliates, maintaining beneficial ownership of at least 8% of Affinion Holdings’ issued and outstanding Common Stock (including any Limited Warrants, but excluding (1) any other derivative securities or rights to acquire Common Stock and (2) any Common Stock issued pursuant to an equity incentive plan).

Dividend Rights.

Holders of Common Stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by Affinion Holdings’ board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, Affinion Holdings can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights.

Upon liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.

The Common Stock has no pre-emptive or conversion rights under the Fourth Amended and Restated Certificate of Incorporation or the Bylaws, however the Shareholders Agreement does provide, prior to the consummation of a Public Listing (as defined below), pre-emptive rights to holders of 1% or more of the Common Stock. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock issuable upon conversion of the Class C/D Common Stock, upon payment and delivery in accordance with the terms of the Class C/D Common Stock as set forth in the Fourth Amended and Restated Certificate of Incorporation, will be fully paid and non-assessable.

Preferred Stock

Pursuant to the Fourth Amended and Restated Certificate of Incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations of the series, the voting rights (if any) of the shares of the series, the powers, preferences and relative, participation, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof as Affinion Holdings’ board of directors from time to time may adopt by resolution, subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series. All shares of any one series of preferred stock will be identical.

Class C/D Common Stock

Pursuant to the Fourth Amended and Restated Certificate of Incorporation, Affinion Holdings reclassified all of its then-existing Class A Common Stock (including those shares issued upon the mandatory cashless exercise of the then-outstanding Series A Warrants resulting from the amendment to the Warrant Agreement made in connection with the 2015 Transactions) into shares of Class C/D Common Stock.

Prior to conversion into Common Stock, each holder of Class C/D Common Stock will have no voting rights in their capacity as such, except to the extent required by Delaware law or with respect to amendments to the Fourth Amended and Restated Certificate of Incorporation or Bylaws that would materially and adversely affect the Class C/D Common Stock.

The Class C/D Common Stock currently is not be entitled to participate in dividends on Common Stock but instead benefits from customary anti-dilution protections that result in an adjustment of the conversion price or the number of shares of Common Stock issuable upon conversion when and if dividends, distributions or stock buy-backs are effected. However, if such adjustments would result in the conversion price of the Class C/D Common Stock being less than the aggregate par value of the securities to be issued upon conversion, the Class C/D Common Stock shall participate on an as-converted basis to the extent of such excess.

Each share of Class C/D Common Stock is convertible into shares of Common Stock at any time, subject to required regulatory approval and filings, if any, and to restrictions substantially similar to those described under heading “—Transfer Restrictions,” below, to prevent Affinion Holdings from becoming a public filer pursuant to Section 12(g) of the Securities Act as a result of the number of holders of record. In order to exercise its conversion rights, a holder of Class C/D Common Stock must submit an exercise notice to Affinion Holdings, together with the conversion price equal currently to $67.14 per share with respect to the Class C Common Stock and $88.07 per share with respect to the Class D Common Stock. Currently, each share of Class C/D Common Stock is convertible into one share of Common Stock.

In addition to the anti-dilution adjustments to conversion price in the event of dividends and distributions declared and paid on Common Stock, the Class C/D Common Stock has limited and customary anti-dilution adjustments for stock dividends, splits, reverse-splits, reclassifications, reorganizations and similar transformative transactions that alter, amend or modify the Common Stock.

Upon a liquidation, dissolution or winding up, the Class C/D Common Stock that has not been converted into Common Stock will be cancelled and no longer outstanding for no additional consideration.

Limited Warrant

On November 9, 2015, in lieu of shares of Common Stock that would have resulted in Third Avenue Trust, together with its affiliates, acquiring over 19.9% of the issued and outstanding Common Stock, Affinion Holdings issued a Limited Warrant to acquire up to 462,266 shares of Common Stock to Third Avenue Trust, acting on behalf of Third Avenue Focused Credit Fund. The Limited Warrant is non-voting, non-participating and has an exercise price equal to $0.01 per share. The Limited Warrant contains customary anti-dilution protection for splits, reverse-splits, reclassifications and similar transformative events. The Limited Warrant will expire on the fifth anniversary of its issuance, and includes a covenant prohibiting Affinion Holdings from declaring or paying dividends in respect of the Common Stock until the first anniversary of the date of issuance. The board may not declare or pay dividends or distributions of any kind with respect to the Limited Warrant, and neither Affinion Holdings nor any of its subsidiaries have the right or ability to repurchase the Limited Warrant. The Limited Warrant may be transferred, subject to compliance with the Securities Act, and any restrictions contained in the Limited Warrant, the Fourth Amended and Restated Certificate of Incorporation of Affinion Holdings and the Shareholders Agreement. The Limited Warrant is exercisable at any time during the five year exercise period unless the exercising holder would require the approval of, or a filing with, the FCA or the ND Insurance Commissioner to acquire the Common Stock issuable upon such exercise, and such approval(s) have not been obtained and/or filing(s) have not been made.

Composition of Board of Directors; Election and Removal of Directors

In accordance with the Fourth Amended and Restated Certificate of Incorporation, the Bylaws and the Nominating Agreements, each of which is by and between Affinion Holdings and one shareholder thereof, Affinion

Holdings’ board of directors may consist of no less than three nor more than eleven directors and currently consists of five directors in accordance with the Shareholders Agreement (which requirement to consist of five directors shall terminate upon a Public Listing). Affinion Holdings is not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Affinion Holdings’ board of directors is divided into three classes of directors of as equal size as possible. The initial term of the Class I director shall expire at the first annual meeting of stockholders following the adoption of the Fourth Amended and Restated Certificate of Incorporation. The initial term of the Class II directors shall expire at the second annual meeting of stockholders following the adoption of the Fourth Amended and Restated Certificate of Incorporation. The initial term of the Class III directors shall expire at the third annual meeting of stockholders following the adoption of the Fourth Amended and Restated Certificate of Incorporation. Following their initial terms, all classes of directors shall be elected to three year terms and each director will hold office until his or her successor is duly elected and qualified or until his or her earlier death, disability, resignation, termination (with cause or without cause) or other removal. At any meeting of Affinion Holdings’ board of directors, except as otherwise required by law, a majority of the total number of directors then in office constitutes a quorum for all purposes.

Directors that are up for election will be elected at each annual meeting at which each holder of Common Stock will be entitled to vote, in person or by proxy. While holders of Common Stock have the right, pursuant to and in accordance with the procedures set forth in the Fourth Amended and Restated Certificate of Incorporation and the Bylaws, to nominate directors for election, it is expected that the then current Board of Directors will nominate candidates (including themselves to the extent they determine appropriate) at each election. Failure of the stockholders to elect the directors nominated by the board of directors may result in a “change of control” as such term is used and defined in Affinion’s senior secured credit facility and the indenture governing Affinion’s 2010 senior notes and an acceleration of the principal amounts borrowed thereunder.

Directors may be removed at any time by written consent or at a properly convened special meeting or the annual meeting at which a quorum is present, with or without cause, by the vote of the holders of a majority of the Common Stock represented thereat and entitled to vote (or a majority of the issued and outstanding Common Stock entitled to vote, in the event of a written consent). Subject to the rights of the parties under the Nominating Agreements, any vacancies, whether as a result of removal by the holders of Common Stock or as the result of the death, disability, resignation or other removal of a director, may be filled by a vote of the majority of the directors at a properly convened meeting of the board of directors at which a quorum is present, or by the unanimous written consent of the board of directors.

Special Meetings of Stockholders

The Bylaws provide that special meetings of the stockholders may be called only by the board of directors, the chairman, the president or the record holders of at least 25% of the issued and outstanding shares of Common Stock.

Section 203 of the DGCL

In the Fourth Amended and Restated Certificate of Incorporation, Affinion Holdings elects not to be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in the manner prescribed therein. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock.

Provisions of the Fourth Amended and Restated Certificate of Incorporation, Bylaws and Shareholders Agreement That May Have an Anti-Takeover Effect

Certain provisions in the Fourth Amended and Restated Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

The Fourth Amended and Restated Certificate of Incorporation contains provisions that permit its board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. As of the date of this Registration Statement, there are no outstanding shares of preferred stock of Affinion Holdings. See “—Preferred Stock.”

Transfer Restrictions

Prior to a Listing or a Qualified Public Offering (as defined in the Shareholders Agreement), the Fourth Amended and Restated Certificate of Incorporation prohibits the transfer of any Common Stock to any transferee, other than to an “accredited investor” if, at the time of such transfer, or as a result of giving effect to such transfer, Affinion Holdings has more than 450 “holders of record” of Common Stock assuming the exercise of all outstanding options to purchase shares of Common Stock or (ii) to any transferee if, at the time of such Transfer, or as a result of giving effect to such Transfer, the Company has more than 1,900 “holders of record” of Common Stock assuming the exercise of all outstanding options to purchase shares of Common Stock; provided, that the term “holders of record” shall having the meaning ascribed thereto for the purposes of Section 12(g) of the Exchange Act.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. The Fourth Amended and Restated Certificate of Incorporation and Bylaws permit action by written consent on all matters that could be voted on at an annual or special meeting of stockholders.

No Cumulative Voting

Neither the Fourth Amended and Restated Certificate of Incorporation nor the Bylaws provide that stockholders have the right to cumulative votes in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at Affinion Holdings’ principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Delaware Takeover Statute

All the foregoing provisions of the Fourth Amended and Restated Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce Affinion Holdings’ vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for Affinion Holdings’ shares and, as a consequence, they also may inhibit fluctuations in the market price of the Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in Affinion Holdings’ management.

Shareholders Agreement

The Shareholders Agreement includes a provision requiring the approval of the holders of 66 2⁄3% of the Common Stock to (i) amend the charter or bylaws of Affinion Holdings or any of its material subsidiaries, (ii) merge or consolidate with, or enter into a reorganization or equity recapitalization, that results in the holders of Common Stock holding less than a majority of the equity in the surviving or resulting entity, (iii) any sale of all or substantially all of Affinion Holdings’ assets on a consolidated basis, and (iv) related party transactions with holders of 5% or more of the Common Stock. Such approval, along with most of the votes or consents of stockholders under the Shareholders Agreement, is subject to the voting cutback provisions set forth in the Fourth Amended and Restated Certificate of Incorporation.

Amendment of the Bylaws

The Bylaws provide that they can be amended by the vote of the holders of a majority of the shares then entitled to vote or by the stockholders’ written consent pursuant to the Bylaws or by the vote of a majority of the board of directors or by the directors’ written consent pursuant to provisions of the Bylaws. However, the Shareholders Agreement requires the consent of the holders of 66 2⁄3% of the issued and outstanding Common Stock to amend the Bylaws. Such approval, along with most of the votes or consents of stockholders under the Bylaws, is subject to the voting cutback provisions set forth in the Fourth Amended and Restated Certificate of Incorporation.

Limitation of Liability and Indemnification

The Fourth Amended and Restated Certificate of Incorporation provides that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to Affinion Holdings or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Affinion Holdings’ directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of the Fourth Amended and Restated Certificate of Incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

The Fourth Amended and Restated Certificate of Incorporation provides that Affinion Holdings will, to the fullest extent from time to time permitted by law, indemnify its directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. Affinion Holdings may, by action of its board of directors, provide indemnification to its employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified includes the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding; provided, that if required by law, Affinion Holdings receives an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Affinion Holdings’ board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Affinion Holdings’ board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor repeal of these indemnification provisions, nor the adoption of any provision of the Fourth Amended and Restated Certificate of Incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions assist in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

Affinion Holdings serves as the transfer agent and registrar for the Limited Warrant and Amstock serves as the transfer agent and registrar for the Common Stock and Class C/D Common Stock.

Shareholders Agreement

Transfer Restrictions

Prior to a Listing, the Shareholders Agreement provides that transfers of shares of Common Stock and Class C/D Common Stock, other than pursuant to a Permitted Transferee (as such term is defined in the Shareholders Agreement), are subject to the consent of Affinion Holdings unless the shares may be resold pursuant to an effective resale registration statement under the Securities Act or pursuant to Rule 144 thereunder.

Tag-Along Rights

Prior to a Public Listing, if one or more parties to the Shareholders Agreement that collectively hold 35% of the shares of Common Stock then outstanding proposes to transfer for value any shares of Common Stock in a single transaction or series of related transactions, then each of the other parties to the Shareholders Agreement may elect to transfer its shares of Common Stock to the transferee up to an amount equal to the product of (i) the number of shares of Common Stock proposed to be transferred and (ii) a fraction, the numerator of which is the number of shares of Common Stock owned by such investor and the denominator of which is the total number of shares of Common Stock then outstanding, at the same price and on substantially the same terms and conditions as agreed to by the transferee and investor initiating such transaction.

Preemptive Rights

Prior to a Public Listing, the Shareholders Agreement provides that upon a proposed issuance of equity securities of Affinion Holdings by Affinion Holdings or its subsidiaries, Affinion Holdings shall offer to each holder of 1% or more of the outstanding Common Stock the right to purchase its pro rata share, based on ownership of Common Stock, of such securities on the terms and conditions of the proposed issuance. The preemptive rights are subject to customary limited carve-outs.

Minority Protections

Prior to a Public Listing, the Shareholders Agreement requires the approval of the holders of 66 2⁄3% of the Common Stock for Affinion Holdings to, or permit any of its subsidiaries to (i) amend the charter or bylaws of Affinion Holdings, (ii) merge or consolidate with, or enter into a reorganization or equity recapitalization, that results in the holders of Common Stock holding less than a majority of the equity in the surviving or resulting entity, (iii) any sale of all or substantially all of Affinion Holdings’ assets on a consolidated basis, (iv) related party transactions with holders of 5% or more of the Common Stock, (v) engage in a new line of business substantially unrelated to an existing line of business or (vi) adopt an equity incentive plan for more than 10% of the issue and outstanding Common Stock.

Financial Reports; Information Rights

The Shareholders Agreement obligates Affinion Holdings to deliver reports to stockholders substantially similar to the current, periodic and annual reports required by Section 13 or 15(d) of the Exchange Act unless Affinion Holdings is then a public reporting company or a voluntary filer.

Representations and Warranties

Investors party to the Shareholders Agreement, including as a result of executing a joinder thereto, are required to make customary representations and warranties to Affinion Holdings regarding (i) organization, (ii) authority and (iii) absence of violations or failure to obtain required consents.

Listing Requirement

Pursuant to the Shareholders Agreement, Affinion Holdings is obligated to use commercially reasonable efforts to qualify the Common Stock for quotation on the OTC Bulletin Board as promptly as practicable. In addition, Affinion Holdings is obligated to use commercially reasonable efforts to cause the Common Stock to be listed on a U.S. national securities exchange registered with the SEC on or prior to November 9, 2016.

Other Agreements

By executing the Shareholders Agreement, investors party thereto have agreed not to enter into any agreements or arrangements of any kind with any person or entity inconsistent with the provisions of the Shareholders Agreement.

Term; Termination

The Shareholders Agreement shall terminate upon the dissolution or liquidation of Affinion Holdings or the occurrence of a qualified initial public offering of Affinion Holdings.

For purposes of the Shareholders Agreement, a qualified initial public offering means a bona fide, marketed underwritten initial public offering after which closing such capital is quoted on the NASDAQ National Market or listed or quoted on the New York Stock Exchange or other national securities exchange acceptable to our board of directors and meeting one of the following two criteria: (i) the aggregate cash proceeds (net of underwriting discounts, commissions and offering expenses) of such offering to Affinion Holdings exceed $75 million, or (ii) at least 20% of the outstanding Common Stock (calculated in accordance with the Shareholders Agreement on a fully diluted basis, and for purposes of such calculation treating Common Stock issued in the initial public offering as outstanding Common Stock) shall have been issued or sold to the public in connection with such initial public offering.

Registration Rights Agreement

Affinion Holdings, the holders of the Common Stock and certain holders of Class C/D Common Stock have entered into the Registration Rights Agreement, pursuant to which Affinion Holdings grants such holders the right, under certain circumstances and subject to certain restrictions, to require Affinion Holdings to register under the Securities Act the shares of Common Stock that are held or acquired by them (but not any shares of Class C/D Common Stock).

Shelf Registration

The Registration Rights Agreement requires Affinion Holdings, upon becoming eligible to file a registration statement on Form S-3, to use its commercially reasonable efforts to promptly prepare and file a shelf registration statement with respect to the resale of Common Stock held by parties to the Registration Rights Agreement and maintain the shelf registration statement for one year. Holders may request a shelf-takedown one time per six month period. Holders owning thirty percent of the shares of Common Stock to be registered pursuant to a shelf registration statement may elect to have the offering underwritten. Affinion Holdings is required to prepare and file additional shelf registration statements as necessary every three years.

Demand Rights

The Registration Rights Agreement grants holders of thirty-five percent or more of the shares of Common Stock held by parties to the Registration Rights Agreement one demand registration right per six month period; provided, that Affinion Holdings does not have to effect a demand registration if a shelf registration statement is on file and effective or if such a demand registration would not reasonably be expected to result in aggregate gross cash proceeds in excess of $100 million (without regard to any underwriting discount or underwriter’s commission). After the first anniversary after the execution of the Registration Rights Agreement, holders owning thirty percent of the shares of Common Stock to be registered pursuant to a demand registration statement may elect to have the offering underwritten.

Black-Out Periods

Affinion Holdings has the ability to postpone the filing of a registration statement in connection with a shelf registration or a demand registration for not more than once in any twelve-month period, not to exceed 60 days, subject to certain conditions.

Piggyback Registration Rights

The Registration Rights Agreement grants the holders of Common Stock party to the Registration Rights Agreement certain “piggyback” registration rights, which allows such holders the right to include shares of Common Stock in a registration statement filed by Affinion Holdings, including in connection with the exercise of any demand registration rights by any other security holder possessing such rights, subject to customary exceptions.

Reduction of Offering and Lock-Up Periods

If Affinion Holdings and the holders party to the Registration Rights Agreement, in consultation with the underwriter in a demand or piggyback registration, determine in good faith that the amount or kind of securities requested to be included in such offering materially and adversely affects such offering, then the amount of securities to be offered by the participating holders will be reduced pro rata based on the formulation set forth in the Registration Rights Agreement. Holders of 1% or more of the Common Stock or holders who participate in an underwritten offering agree to enter into, if requested by underwriters, a customary lock-up agreement in connection with an underwritten offering made pursuant to the Registration Rights Agreement. In connection with any underwritten offering, such lock-up period will start no earlier than 7 days prior to the expected pricing date of such offering and will last no longer than 90 days after such pricing date, unless the offering is an initial public offering, which will last no longer than 180 days after such pricing date.

Underwriters

In connection with any underwritten shelf registration or demand registration, the holders of a majority of the shares of Common Stock to be registered shall select the underwriter, who must be reasonably satisfactory to Affinion Holdings.

Indemnification; Expenses

Affinion Holdings is required to indemnify prospective sellers in an offering pursuant to the Registration Rights Agreement and certain related parties against any losses or damages arising out of or based upon any untrue statement or omission of material fact in a registration statement or prospectus pursuant to which such prospective seller sells shares of Common Stock, unless such liability arose out of or is based on such party’s misstatement or omission. The Registration Rights Agreement also provides that Affinion Holdings is indemnified by each seller, severally and not jointly, against all losses caused by its misstatements or omissions up to the amount of net proceeds received by such prospective seller upon the sale of the shares of Common Stock giving rise to such losses. Affinion Holdings will pay all registration expenses incidental to its obligations under the Registration Rights Agreement, including legal fees and expenses.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Affinion Holdings is a Delaware corporation. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

•	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

•	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

•	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 12 with respect to the Company, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of the Company, and whether civil, criminal, administrative, investigative or otherwise. Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of the Company under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Company may, in its discretion, similarly indemnify its employees and agents.

The Company’s By-laws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Company will indemnify any and all of its officers, directors, employees and agents. In addition, the Company’s organizational documents relieve its directors from monetary damages to it or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

The Company currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers of the Company and its subsidiaries in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company or its subsidiaries.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See “Item 15. Financial Statements and Exhibits” of this Registration Statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements. Our financial statements for the years 2015 and 2014, including the report of our independent registered public accounting firm, are attached hereto beginning at page F-1 immediately following the signature page of this Registration Statement.

(b)	Exhibits. The following are furnished as exhibits hereto:

Exhibit No.	Description

3.1	Fourth Amended and Restated Certificate of Incorporation of Affinion Group Holdings, Inc., filed in the State of Delaware on November 9, 2015 (incorporated by reference to Exhibit 3.1 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2015, File No. 333-173105).

3.2	Fourth Amended and Restated By-Laws of Affinion Group Holdings, Inc., adopted on November 9, 2015 (incorporated by reference to Exhibit 3.2 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2015, File No. 333-173105).

4.1	Indenture, dated as of November 19, 2010 governing the 7.875 % Senior Notes due 2018, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit No. 4.8 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 333-133895).

4.2	Supplemental Indenture No. 1, dated as of February 14, 2011, among Webloyalty Holdings, Inc., a Delaware corporation, Webloyalty.com, Inc., a Delaware corporation, Lift Media, LLC, a Delaware limited liability company, Affinion Group, Inc., and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of November 19, 2010 governing the 7.875% Senior Notes due 2018 (incorporated by reference to Exhibit No. 4.9 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 333-133895).

Exhibit No.	Description
4.3	Supplemental Indenture No. 2, dated as of August 29, 2011, among Affinion Brazil Holdings I, LLC, a Delaware limited liability company, Affinion Brazil Holdings II, LLC, a Delaware limited liability company, Prospectiv Direct, Inc., a Delaware corporation, Affinion Group, Inc., and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of November 19, 2010 governing the 7.875% Senior Notes due 2018 (incorporated by reference to Exhibit No. 4.11 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011, File No. 333-133895).

4.4	Supplemental Indenture No. 3, dated as of August 22, 2012, among BreakFive, LLC, a Delaware limited liability company, Affinion Group, Inc., and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of November 19, 2010 governing the 7.875% Senior Notes due 2018 (incorporated by reference to Exhibit No. 4.13 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, File No. 333-133895).

4.5	Supplemental Indenture No. 4, dated as of July 24, 2014, among Propp Corp., an Illinois corporation, Affinion Group, Inc. and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of November 19, 2010 governing the 7.875% Senior Notes due 2018 (incorporated by reference to Exhibit No. 4.1 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, File No. 333-133895).

4.6	Supplemental Indenture No. 5, dated as of October 3, 2014, among SkyMall Ventures, LLC, a Nevada limited liability company, Affinion Group, Inc. and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of November 19, 2010 governing the 7.875% Senior Notes due 2018 (incorporated by reference to Exhibit No. 4.1 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, File No. 333-133895).

4.7	Supplemental Indenture No. 6, dated as of March 9, 2015, among Connexions SMV, LLC, a Delaware limited liability company, Affinion Group, Inc. and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of November 19, 2010 governing the 7.875% Senior Notes due 2018 (incorporated by reference to Exhibit No. 4.25 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

4.8	Indenture, dated as of December 12, 2013 governing the 13.75%/14.50% Senior Secured PIK/Toggle Notes due 2018, between Affinion Group Holdings, Inc., a Delaware corporation, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit No. 4.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on December 13, 2013, File No. 333-133895).

4.9	Supplemental Indenture No. 1, dated as of October 19, 2015, to the Indenture, dated as of December 12, 2013 governing the 13.75%/14.50% Senior Secured PIK/Toggle Notes due 2018, between Affinion Group Holdings, Inc., a Delaware corporation, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit No. 4.1 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on October 19, 2015, File No. 333-173105).

4.10	Indenture, dated as of December 12, 2013 governing the 13.50% Senior Subordinated Notes due 2018, between Affinion Investments, LLC, a Delaware limited liability company, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit No. 4.2 to Affinion Group Inc.’s Current Report on Form 8-K filed with the SEC on December 13, 2013, File No. 333-133895).

4.11	Supplemental Indenture No. 1, dated October 19, 2015, to the Indenture, dated as of December 12, 2013 governing the 13.50% Senior Subordinated Notes due 2018, among Affinion Investments, LLC, a Delaware limited liability company, Affinion Investments II, LLC, a Delaware limited liability company, as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit No. 4.2 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on October 19, 2015, File No. 333-173105).

Exhibit No.	Description
4.12	Note Agreement, dated as of December 12, 2013 governing the 13.50% Senior Subordinated Notes due 2018, between Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit No. 4.3 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on December 13, 2013, File No. 333-133895).

4.13	Supplement No. 1, dated as of July 24, 2014, by Propp Corp., an Illinois corporation, and Affinion Group, Inc. to the Note Agreement dated as of December 13, 2013 governing the 13.50% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.2 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, File No. 333-133895).

4.14	Supplement No. 2, dated as of October 3, 2014, by SkyMall Ventures, LLC, a Nevada limited liability company, and Affinion Group, Inc. to the Note Agreement dated as of December 13, 2013 governing the 13.50% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.2 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, File No. 333-133895).

4.15	Supplement No. 3, dated as of March 9, 2015, by Connexions SMV, LLC, a Delaware limited liability company, and Affinion Group, Inc. to the Note Agreement dated as of December 13, 2013 governing the 13.50% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.26 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

4.16	Supplement No. 4, dated as of October 19, 2015, to the Note Agreement dated as of December 13, 2013 governing the 13.50% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.3 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on October 19, 2015, File No. 333-133895).

4.17	Indenture, dated as of November 9, 2015 governing the 7.5% Cash/PIK Senior Notes due 2018, among Affinion International Holdings Limited, the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2015, File No. 333-173105).

4.18	Registration Rights Agreement, dated as of November 19, 2010, among Affinion Group, Inc., the Guarantors (as defined therein), Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit No. 4.12 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 333-133895).

4.19**	Form of Shareholders Agreement, dated as of November 9, 2015, among Affinion Group Holdings, Inc. and the investors party thereto.

4.20**	Form of Registration Rights Agreement, dated as of November 9, 2015, among Affinion Group Holdings, Inc. and the investors party thereto.

4.21	Limited Warrant, dated as of November 9, 2015, issued by Affinion Group Holdings, Inc. (incorporated by reference to Exhibit 10.7 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2015, File No. 333-173105).

10.1	Amended and Restated Senior Secured Credit Facility dated as of April 9, 2010, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, and Bank of America, N.A., as administrative agent and collateral agent, Banc of America Securities LLC and Credit Suisse Securities (USA) LLC, as joint lead arrangers, Credit Suisse Securities (USA) LLC, as syndication agent, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, as documentation agents, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, as joint bookrunners (incorporated by reference to Exhibit No. 10.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on April 12, 2010, File No. 333-133895).

Exhibit No.	Description
10.2	Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of November 20, 2012, among Affinion Group Holdings, Inc., Affinion Group, Inc., the Lenders listed on the signature pages thereto, the various agents party thereto, Bank of America, N.A., as administrative agent and lender, Deutsche Bank Securities Inc., as amendment arranger, and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit No. 10.2 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, File No. 333-133895).

10.3	Amendment No. 2 to Amended and Restated Credit Agreement and Amendment No. 1 to Guarantee and Collateral Agreement and Certain Other Loan Documents, dated as of December 21, 2012, by and among Affinion Group Holdings, Inc., Affinion Group, Inc., the subsidiary guarantors party thereto, Bank of America, N.A., as existing administrative agent, existing collateral agent, existing issuing bank and existing swingline lender, and Deutsche Bank Trust Company Americas, as successor administrative agent, successor collateral agent, successor issuing bank and successor swingline lender (incorporated by reference to Exhibit No. 10.2 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on December 21, 2012, File No. 333-133895).

10.4	Amendment No. 3 to Amended and Restated Credit Agreement and Amendment No. 3 to Amended and Restated Guarantee and Collateral Agreement, dated as of December 12, 2013, by and among Affinion Group Holdings, Inc., Affinion Group, Inc., the subsidiary guarantors party thereto, the lenders party thereto and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit No. 10.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on December 13, 2013, File No. 333-133895).

10.5	Amendment No. 4 to the Amended and Restated Credit Agreement, Amendment No. 4 to the Amended and Restated Guarantee and Collateral Agreement and Amendment No. 3 to the Holdings Guarantee and Pledge Agreement, dated as of May 20, 2014, among Affinion Group Holdings, Inc., Affinion Group, Inc., the Lenders listed on the signature pages thereto, Deutsche Bank Trust Company Americas, as Administrative Agent, Collateral Agent and Swingline Lender and Deutsche Bank Trust Company Americas and Credit Suisse AG, Cayman Islands Branch, as Issuing Banks (incorporated by reference to Exhibit No. 10.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on May 22, 2014, File No. 333-133895).

10.6	Resignation and Assignment Agreement, dated as of December 21, 2012, by and among Bank of America, N.A., as resigning administrative agent, resigning collateral agent and resigning swingline lender, Deutsche Bank Trust Company Americas, as successor administrative agent, successor collateral agent, successor issuing bank and successor swingline lender, Affinion Group Holdings, Inc., Affinion Group, Inc. and each subsidiary guarantor party thereto (incorporated by reference to Exhibit No. 10.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on December 21, 2012, File No. 333-133895).

10.7	Amended and Restated Guarantee and Collateral Agreement, dated and effective as of April 9, 2010, among Affinion Group, Inc., a Delaware corporation, each Subsidiary of the Affinion Group, Inc. identified as a party thereto and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit No. 10.2 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on April 12, 2010, File No. 333-133895).

10.8	Incremental Assumption Agreement, dated as of December 13, 2010, among Affinion Group, Inc., a Delaware corporation, Affinion Group Holdings, Inc., a Delaware corporation, certain subsidiaries of Affinion Group, Inc., Bank of America, N.A., as incremental revolving facility lender, Deutsche Bank AG New York Branch, as incremental revolving facility lender, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit No. 10.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on December 17, 2010, File No. 333-133895).

Exhibit No.	Description
10.9	Second Incremental Assumption Agreement, dated as of February 11, 2011, among Affinion Group, Inc., a Delaware corporation, Affinion Group Holdings, Inc., a Delaware corporation, certain subsidiaries of Affinion Group, Inc., Bank of America N.A., as administrative agent and collateral agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Goldman Sachs Lending Partners LLC, J.P. Morgan Securities LLC, UBS Securities LLC and Morgan Joseph Triartisan Finance LLC, as joint book runners, and the other financial institutions thereto, as incremental term lenders (incorporated by reference to Exhibit No. 10.4 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 333-133895).

10.10	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit No. 10.2 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2010, File No. 333-133895).

10.11	Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated as of October 17, 2005 (incorporated by reference to Exhibit No. 10.6 to Affinion Group, Inc.’s Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.12	First Amendment to the Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated December 4, 2006 (incorporated by reference to Exhibit 10.8 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.13	Second Amendment to the Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated January 30, 2007 (incorporated by reference to Exhibit 10.1 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on February 1, 2007, File No. 333-133895).

10.14	Form of Affinion Group Holdings, Inc. 2007 Stock Award Plan (incorporated by reference to Exhibit No. 10.6 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.15	Form of Nonqualified Stock Option Agreement pursuant to Affinion Group Holdings, Inc.’s 2007 Stock Award Plan (incorporated by reference to Exhibit No. 10.7 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.16	Restricted Stock Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.7 to Affinion Group, Inc.’s Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.17	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.8 to Affinion Group, Inc.’s Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.18	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Optionee (with Optionee signatories being Siegel, among others) (incorporated by reference to Exhibit No. 10.9 to Affinion Group, Inc.’s Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.19	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Investor (with Investor signatories being Siegel, among others) (incorporated by reference to Exhibit No. 10.15 to Affinion Group, Inc.’s Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.20	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.16 to Affinion Group, Inc.’s Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

Exhibit No.	Description
10.21	Supplemental Bonus Letter by and between Officer and Cendant Marketing Services Division dated September 28, 2005 (assumed by Affinion Group, Inc.) (with Officer signatories being Lipman and Siegel, among others) (incorporated by reference to Exhibit No. 10.18 to Affinion Group, Inc.’s Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.22	Employment Agreement, dated as of November 9, 2007, by and among Affinion Group, Inc., and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.1 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.23	Amendment to Employment Agreement, dated as of September 25, 2012, among Affinion Group Holdings, Inc., Affinion Group, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.2 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, File No. 333-133895).

10.24	Employment Agreement, dated as of November 9, 2007, by and among Affinion Group Holdings, Inc., Affinion Group, Inc. and Todd H. Siegel (incorporated by reference to Exhibit No. 10.5 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.25	Amendment to Employment Agreement, dated as of September 20, 2012, among Affinion Group Holdings, Inc., Affinion Group, Inc. and Todd H. Siegel (incorporated by reference to Exhibit No. 10.3 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, File No. 333-133895).

10.26	Employment Agreement, dated as of January 14, 2011, by and among Affinion Group Holdings, Inc., Affinion Group, Inc. and Sloane Levy (incorporated by reference to Exhibit No. 10.27 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011, File No. 333-133895).

10.27	Employment Agreement, dated as of December 16, 2013, by and among Affinion Group Holdings, Inc., Affinion Group, Inc. and Gregory S. Miller (incorporated by reference to Exhibit No. 10.32 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013, File No. 333-133895).

10.28	Patent License Agreement, dated as of October 17, 2005, between CD Intellectual Property Holdings, LLC, a Delaware corporation and Trilegiant Loyalty Solutions, Inc., a Delaware corporation (incorporated by reference to Exhibit No. 10.23 to Affinion Group, Inc.’s Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.29	Amended and Restated Deferred Compensation Plan, dated as of November 20, 2008, of Affinion Group, Inc. (incorporated by reference to Exhibit 10.28 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, File No. 333-133895).

10.30	Call Agreement, dated as of January 14, 2011, by and among Affinion Group Holdings, Inc., General Atlantic 79, L.P., Affinion Group Holdings, LLC and Richard Fernandes and Fernandes Family Trust A Dated June 25, 1999 (incorporated by reference to Exhibit 10.2 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on January 18, 2011, File No. 333-133895).

10.31	Fernandes Investor Rights Agreement, dated as of January 14, 2011, by and among Affinion Group Holdings, Inc., Affinion Group Holdings, LLC and Richard Fernandes (incorporated by reference to Exhibit 10.3 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on January 18, 2011, File No. 333-133895).

10.32	Form of Warrant to Purchase Shares of Common Stock, par value $0.01 per share, of Affinion Group Holdings, Inc. issued to Richard Fernandes (incorporated by reference to Exhibit 10.4 to Affinion Group, Inc.’s Current Report on Form 8-K filed with the SEC on January 18, 2011, File No. 333-133895).

Exhibit No.	Description
10.33	Consulting Agreement, dated as of May 13, 2013, by and between Trilegiant Corporation and RJF Consulting, LLC (incorporated by reference to Exhibit 10.1 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, File No. 333-133895).

10.34	Offer Letter, dated as of January 16, 2014, among Affinion Group Holdings, Inc., Affinion Group, Inc. and Robert A. Lyons (incorporated by reference to Exhibit 10.1 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, File No. 333-133895).

10.35	Amendment to Affinion Group Holdings, Inc.’s 2007 Stock Award Plan, dated April 1, 2014 (incorporated by reference to Exhibit 10.2 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, File No. 333-133895).

10.36	Form of Performance Incentive Award Agreement pursuant to Affinion Group Holdings, Inc.’s 2007 Stock Award Plan (incorporated by reference to Exhibit 10.3 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, File No. 333-133895).

10.37	Agreement and General Release, dated as of July 3, 2014, among Affinion Group Holdings, Inc., Affinion Group, Inc. and Steven E. Upshaw (incorporated by reference to Exhibit 10.2 to Affinion Group, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, File No. 333-133895).

10.38	Amendment No. 1, dated as of May 13, 2014, to Consulting Agreement, dated as of May 13, 2013, by and between Trilegiant Corporation and RJF Consulting, LLC (incorporated by reference to Exhibit 10.42 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

10.39	Amendment to Employment Agreement, dated as of February 2, 2015, among Affinion Group Holdings, Inc., Affinion Group, Inc. and Todd H. Siegel (incorporated by reference to Exhibit 10.43 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

10.40	Amendment to the Affinion Group Holdings, Inc. 2007 Stock Award Plan, dated April 1, 2014 (incorporated by reference to Exhibit 10.44 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

10.41	Amendment to the Webloyalty Holdings, Inc. 2005 Equity Award Plan, dated April 1, 2014 (incorporated by reference to Exhibit 10.45 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

10.42	Employment Agreement, dated as of April 13, 2007, between Affinion International S.r.l. and Michele Conforti (incorporated by reference to Exhibit 10.46 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

10.43	Secondment Agreement, dated as of May 9, 2014, between Affinion International S.r.l. and Michele Conforti (incorporated by reference to Exhibit 10.47 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

10.44	Employment Agreement, dated as of December 27, 2014, among Affinion Group Holdings, Inc., Affinion Group, Inc. and Robert Lyons (incorporated by reference to Exhibit 10.48 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

10.45	Form of Affinion Group Holdings, Inc. 2007 Stock Award Plan Retention Award Agreement (incorporated by reference to Exhibit 10.49 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, File No. 333-133895).

10.46	Intercompany Subordination Agreement, dated as of November 9, 2015, among Affinion Group, Inc., Affinion International Holdings Limited, Affinion International Limited and Bassae Holding B.V. (incorporated by reference to Exhibit 10.1 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2015, File No. 333-173105).

Exhibit No.	Description
10.47	Nominating Agreement, dated as of November 9, 2015, between Affinion Group Holdings, Inc. and Third Avenue Trust, on behalf of Third Avenue Focused Credit Fund (incorporated by reference to Exhibit 10.4 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2015, File No. 333-173105).

10.48	Nominating Agreement, dated as of November 9, 2015, between Affinion Group Holdings, Inc. and Ares Management LLC, on behalf of certain affiliated funds and managed accounts (incorporated by reference to Exhibit 10.5 to Affinion Group Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2015, File No. 333-173105).

10.49**	Affinion Group Holdings, Inc. 2015 Equity Incentive Plan, dated as of November 9, 2015.

10.50**	Consulting Agreement, dated as of November 9, 2015, between Affinion Group, Inc. and Nathaniel J. Lipman.

10.51	Amendment to Employment Agreement, dated as of March 9, 2016, between Affinion International S.r.l. and Michele Conforti) (incorporated by reference to Exhibit 10.51 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, File No. 333-133895).

10.52	Form of Affinion Group Holdings, Inc. 2016 Long Term Incentive Award Agreement (incorporated by reference to Exhibit 10.52 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, File No. 333-133895).

10.53	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.53 to Affinion Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, File No. 333-133895).

12.1**	Statement re: Computation of Ratio of Earnings to Fixed Charges.

21.1**	Subsidiaries of Affinion Group Holdings, Inc.

*	Filed herewith
**	Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2016.

AFFINION GROUP HOLDINGS, INC.

By:	/s/ Todd H. Siegel
Name: Todd H. Siegel
Title: Chief Executive Officer

S-1

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Affinion Group Holdings, Inc. (the “Company”):

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Affinion Group Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Affinion Group Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in deficit and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Stamford, CT March 10, 2016

AFFINION GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts)

	December 31, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$55.4	$32.3
Restricted cash	29.2	35.8
Receivables (net of allowances for doubtful accounts of $3.1 and $8.5, respectively)	114.0	119.3
Profit-sharing receivables from insurance carriers	19.9	28.7
Prepaid commissions	38.4	48.0
Income taxes receivable	0.5	1.3
Other current assets	85.1	104.6

Total current assets	342.5	370.0
Property and equipment, net	119.5	139.0
Contract rights and list fees, net	16.6	16.7
Goodwill	225.8	322.2
Other intangibles, net	55.0	103.3
Other non-current assets	60.0	68.4

Total assets	$819.4	$1,019.6

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$7.8	$43.1
Accounts payable and accrued expenses	350.3	426.0
Deferred revenue	69.3	89.9
Income taxes payable	2.4	3.2

Total current liabilities	429.8	562.2
Long-term debt	1,901.9	2,229.6
Deferred income taxes	35.9	33.0
Deferred revenue	7.7	10.0
Other long-term liabilities	27.1	31.3

Total liabilities	2,402.4	2,866.1

Commitments and contingencies
Deficit:
Common stock, $0.01 par value, 520,000,000 shares authorized, 9,093,330 issued and outstanding	0.1	—
Class C common stock, $0.01 par value, 10,000,000 shares authorized, 491,167 issued and 490,083 outstanding	—	—
Class D common stock, $0.01 par value, 10,000,000 shares authorized, 517,018 issued and 515,877 outstanding	—	—
Common stock, $0.01 par value, 540,000,000 shares authorized, 85,129,859 issued and 84,842,535 shares outstanding	—	0.9
Additional paid in capital	405.7	144.1
Warrants	—	124.8
Accumulated deficit	(1,982.2)	(2,117.5)
Accumulated other comprehensive income	(6.2)	1.2
Treasury stock, at cost, 1,084 Class C and 1,141 Class D (2015) and 287,324 (2014) shares	(1.1)	(1.1)

Total Affinion Group Holdings, Inc. deficit	(1,583.7)	(1,847.6)
Non-controlling interest in subsidiary	0.7	1.1

Total deficit	(1,583.0)	(1,846.5)

Total liabilities and deficit	$819.4	$1,019.6

See notes to the consolidated financial statements.

AFFINION GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions, except per share data)

	For the Year Ended December 31,
	2015	2014	2013
Net revenues	$1,169.8	$1,242.8	$1,334.7

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	448.7	481.9	533.2
Operating costs	385.2	411.9	439.4
General and administrative	115.6	172.9	157.0
Impairment of goodwill and other long-lived assets	93.2	292.4	1.6
Facility exit costs	1.8	2.7	0.5
Depreciation and amortization	89.8	109.7	113.9

Total expenses	1,134.3	1,471.5	1,245.6

Income (loss) from operations	35.5	(228.7)	89.1
Interest income	1.8	0.3	0.4
Interest expense	(215.6)	(223.7)	(206.5)
Gain (loss) on extinguishment of debt	318.9	(14.6)	(4.6)
Other income, net	1.2	—	0.1

Income (loss) before income taxes and non-controlling interest	141.8	(466.7)	(121.5)
Income tax benefit (expense)	(5.9)	38.5	(13.6)

Net income (loss)	135.9	(428.2)	(135.1)
Less: net income attributable to non-controlling interest	(0.6)	(0.5)	(0.4)

Net income (loss) attributable to Affinion Group Holdings, Inc.	$135.3	$(428.7)	$(135.5)

Earnings (loss) per share attributable to Class A and Class B Stockholders (Note 11)
Basic	$0.14	$(5.05)	$(1.60)

Diluted	$0.09	$(5.05)	$(1.60)

Earnings per share attributable to common stockholders (Note 11)
Basic	$95.07

Diluted	$95.07

Net income (loss)	$135.9	$(428.2)	$(135.1)
Currency translation adjustment, net of tax	(7.8)	(4.5)	(1.1)

Comprehensive income (loss)	128.1	(432.7)	(136.2)
Less: comprehensive income attributable to non-controlling interest	(0.2)	(0.5)	(0.1)

Comprehensive income (loss) attributable to Affinion Group Holdings, Inc.	$127.9	$(433.2)	$(136.3)

See notes to the consolidated financial statements.

AFFINION GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(In millions)

	Affinion Group Holdings, Inc. Deficit
	Common Shares	Common Stock and Additional Paid-in Capital	Warrants	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- Controlling Interest	Total Deficit
Balance, January 1, 2013	85,128,062	$133.8	$—	$(1,553.3)	$6.5	$(1.1)	$1.6	$(1,412.5)
Net loss		—	—	(135.5)	—	—	0.4	(135.1)
Currency translation adjustment, net of tax		—	—	—	(0.8)	—	(0.3)	(1.1)

Total comprehensive loss								(136.2)
Dividend paid to non-controlling interest		—	—	—	—	—	(0.6)	(0.6)
Issuance of common stock related to restricted stock units and options	1,797	—	—	—	—	—	—	—
Share-based compensation		3.7	—	—	—	—	—	3.7
Issuance of warrants		—	25.8	—	—	—	—	25.8

Balance, December 31, 2013	85,129,859	137.5	25.8	(1,688.8)	5.7	(1.1)	1.1	(1,519.8)
Net loss		—	—	(428.7)	—	—	0.5	(428.2)
Currency translation adjustment, net of tax		—	—	—	(4.5)	—	—	(4.5)

Total comprehensive loss								(432.7)
Dividend paid to non-controlling interest		—	—	—	—	—	(0.5)	(0.5)
Share-based compensation		7.5	—	—	—	—	—	7.5
Issuance of warrants		—	99.0	—	—	—	—	99.0

Balance, December 31, 2014	85,129,859	145.0	124.8	(2,117.5)	1.2	(1.1)	1.1	(1,846.5)
Net income (loss)		—	—	135.3	—	—	0.6	135.9
Currency translation adjustment, net of tax		—	—	—	(7.4)	—	(0.4)	(7.8)

Total comprehensive loss								128.1
Dividend paid to non-controlling interest		—	—	—	—	—	(0.6)	(0.6)
Conversion of Series A warrants to common stock	45,003,196	117.6	(117.6)	—	—	—	—	—
Cancellation of Series B warrants		7.2	(7.2)	—	—	—	—	—
Conversion of common shares to Class C and Class D shares	(130,133,055)	—	—	—	—	—	—	—
New common shares issued in debt exchange and subscription rights offering	9,555,596	133.5	—	—	—	—	—	133.5
Share-based compensation		2.5	—	—	—	—	—	2.5

Balance, December 31, 2015	9,555,596	$405.8	$—	$(1,982.2)	$(6.2)	$(1.1)	$0.7	$(1,583.0)

See notes to the consolidated financial statements.

AFFINION GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	For the Year Ended December 31,
	2015	2014	2013
Operating Activities
Net income (loss)	$135.9	$(428.2)	$(135.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	89.8	109.7	113.9
Amortization of debt discount, financing costs and carrying value adjustment	6.8	13.8	12.7
Impairment of goodwill and other long-lived assets	93.2	292.4	1.6
Impairment of equity investment	—	—	0.7
(Recovery of) provision for loss on accounts receivable	(4.3)	0.3	2.7
Financing costs	—	6.8	11.1
(Gain) loss on extinguishment of debt	(318.9)	14.6	4.6
Facility exit costs	1.8	2.7	0.5
Share-based compensation	3.0	8.6	9.6
Deferred income taxes	1.2	(43.4)	7.3
Net change in assets and liabilities:
Restricted cash	6.0	(2.8)	(0.7)
Receivables	4.8	10.1	4.5
Receivables from related parties	6.1	(3.7)	—
Profit-sharing receivables from insurance carriers	8.9	36.0	10.0
Prepaid commissions	9.3	(11.0)	5.2
Other current assets	10.3	22.7	(1.7)
Contract rights and list fees	(0.2)	2.1	2.7
Other non-current assets	(6.4)	(3.6)	(5.6)
Accounts payable and accrued expenses	(15.2)	24.0	(21.5)
Payables to related parties	(0.2)	0.1	—
Deferred revenue	(19.8)	(13.0)	(13.8)
Income taxes receivable and payable	0.2	0.3	(1.0)
Other long-term liabilities	(5.0)	(9.2)	(4.9)
Other, net	3.1	7.7	(1.6)

Net cash provided by operating activities	10.4	37.0	1.2

Investing Activities
Capital expenditures	(31.4)	(51.0)	(46.3)
Restricted cash	(0.6)	2.1	(1.2)
Acquisition-related payments, net of cash acquired	(1.7)	(22.0)	(3.6)
Proceeds from sale of an investment	1.5	—	—

Net cash used in investing activities	(32.2)	(70.9)	(51.1)

Financing Activities
Borrowings (repayments) under revolving credit facility, net	(5.0)	(41.0)	46.0
Proceeds from issuance of debt	110.0	425.0	—
Financing costs	(14.7)	(23.0)	(15.5)
Principal payments on borrowings	(42.9)	(316.1)	(11.8)
Proceeds from issuance of warrants	—	3.8	—
Distribution to non-controlling interest of a subsidiary	(0.6)	(0.6)	(0.6)

Net cash provided by financing activities	46.8	48.1	18.1

Effect of changes in exchange rates on cash and cash equivalents	(1.9)	(2.0)	—

Net increase (decrease) in cash and cash equivalents	23.1	12.2	(31.8)
Cash and cash equivalents, beginning of year	32.3	20.1	51.9

Cash and cash equivalents, end of year	$55.4	$32.3	$20.1

Supplemental Disclosure of Cash Flow Information:
Interest payments	$184.2	$171.6	$198.1

Income tax payments, net of refunds	$3.4	$2.5	$6.8

See notes to the consolidated financial statements.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

1. BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

Basis of Presentation—On October 17, 2005, Cendant Corporation (“Cendant”) completed the sale of the Cendant Marketing Services Division to Affinion Group, Inc. (“Affinion”), a wholly-owned subsidiary of Affinion Group Holdings, Inc. (the “Company” or “Affinion Holdings”) and an affiliate of Apollo Global Management, LLC (together with its subsidiaries, “Apollo”), pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion (the “Apollo Transactions”).

All references to Cendant refer to Cendant Corporation, which changed its name to Avis Budget Group, Inc. in August 2006, and its consolidated subsidiaries, specifically in the context of its business and operations prior to, and in connection with, the Company’s separation from Cendant.

Business Description—The Company is one of the world’s leading customer engagement and loyalty solutions companies. The Company designs, markets and services programs that strengthen and extend customer relationships for many of the world’s largest and most respected companies. The Company’s programs and services include:

•	Loyalty programs that help reward, motivate and retain consumers,

•	Membership programs that help consumers save money and gain peace of mind,

•	Package programs that bundle valuable discounts, protection and other benefits to enhance customer relationships, and

•	Insurance programs that help protect consumers in the event of a covered accident, injury, illness, or death.

The Company designs customer engagement and loyalty solutions with an attractive suite of benefits and ease of usage that it believes are likely to interest and engage consumers based on their needs and interests. For example, the Company provides discount travel services, credit monitoring and identity-theft resolution, accidental death and dismemberment insurance, roadside assistance, various checking account and credit card enhancement services, loyalty program design and management, disaggregated loyalty points redemptions for gift cards, travel and merchandise, as well as other products and services.

The Company is a global leader in the designing, marketing and servicing of comprehensive customer engagement and loyalty solutions that enhances and extends the relationship of millions of consumers with many of the largest and most respected companies in the world. The Company generally partners with these leading companies in two ways: 1) by developing and supporting programs that are natural extensions of its partner companies’ brand image and that provide valuable services to their end-customers, and 2) by providing the back-end technological support and redemption services for points-based loyalty programs. Using its expertise in customer engagement, product development, creative design and data-driven targeted marketing, the Company develops and markets programs and services that enable the companies it partners with to generate significant, high-margin incremental revenue, enhance its partners’ brands among targeted consumers as well as strengthen and enhance the loyalty of their customer relationships. The enhanced loyalty can lead to increased acquisition of new customers, longer retention of existing customers, improved customer satisfaction rates, and greater use of other services provided by such companies. The Company refers to the leading companies that it works with to provide customer engagement and loyalty solutions as marketing partners or clients. The Company refers to the consumers to whom it provides services directly under a contractual relationship as subscribers, insureds or members. The Company refers to those consumers that it services on behalf of a third party, such as one of its marketing partners, and with whom it has a contractual relationship as end-customers.

The Company utilizes its substantial expertise in a variety of direct engagement media to market valuable products and services to the customers of its marketing partners on a highly targeted, campaign basis. The selection of the media employed in a campaign corresponds to the preferences and expectations the targeted customers have demonstrated for transacting with its marketing partners, as the Company believes this optimizes response, thereby improving the efficiency of its marketing investment. Accordingly, the Company maintains significant capabilities to market through direct mail, point-of-sale, the internet and inbound and outbound telephony, as well as other media as needed.

The Company’s operating segments are as follows:

•	Membership Products. The Company designs, implements and markets subscription programs that provide its members with personal protection benefits and value-added services including credit monitoring and identity-theft resolution services, as well as access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement.

•	Insurance and Package Products. The Company markets AD&D and other insurance programs and designs and provides checking account enhancement programs to financial institutions in North America. These programs allow financial institutions to bundle discounts, protection and other benefits with a standard checking account and offer these packages to customers for an additional monthly fee.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

•	Global Loyalty Products. The Company designs, implements and administers points-based loyalty programs for financial, travel, auto and other companies. The Company provides its clients with solutions that meet the most popular redemption options desired by their program points holders, including travel services, gift cards, cash back and merchandise. The Company also provides enhancement benefits to major financial institutions in connection with their credit and debit card programs. In addition, the Company provides and manages turnkey travel services that are sold on a private label basis to provide its clients’ customers with direct access to the Company’s proprietary travel platform. A marketing partner typically engages the Company on a fee-for-services contractual basis, where the Company generates revenue in connection with the volume of redemption transactions.

•	International Products. The Company designs, implements and markets membership and package customer engagement businesses outside North America and operates a discrete loyalty program benefit provider. The Company expects to leverage its current international operational platform to expand its range of products and services, develop new marketing partner relationships in various industries and grow its geographical footprint. In 2012, the Company expanded into Turkey through the acquisition of existing marketing capabilities and also launched business operations in Brazil. In 2015, the Company undertook business activities in Australia and Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Investments in entities over which the Company has the ability to exercise significant influence but does not have a controlling interest are accounted for under the equity method of accounting. The Company considers several factors in determining whether it has the ability to exercise significant influence with respect to investments, including, but not limited to, direct and indirect ownership level in the voting securities, active participation on the board of directors, approval of operating and budgeting decisions and other participatory and protective rights and commercial business relationships. Under the equity method, the Company’s proportionate share of the net income or loss of such investee is reflected in the Company’s consolidated results of operations. Although the Company owns interests in companies that it accounts for pursuant to the equity method, the investments in those entities were not significant as of December 31, 2015 and 2014. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated.

Share-Based Compensation

For all stock-based awards issued by Affinion Holdings to directors and employees of the Company and consultants to the Company that are accounted for as equity awards, the Company recognizes compensation expense, net of estimated forfeitures based on estimated fair values on the date of grant. For all stock-based awards issued by Affinion Holdings to directors and employees of the Company and consultants to the Company that are accounted for as liability awards, the Company recognizes compensation expense, net of forfeitures, based on estimated fair value at each reporting date. Compensation expense is recognized ratably over the requisite service period, which is the period during which the employee is required to provide services in exchange for the award. The requisite service period is generally the vesting period. Stock compensation expense is included in general and administrative expense in the accompanying consolidated statements of comprehensive income, with an offsetting liability to Affinion Holdings.

Revenue Recognition

Membership — For retail memberships, subscription fees are typically paid monthly. Membership revenue is not recognized until any trial period has expired, membership fees have been collected and the membership fees become non-refundable. Monthly membership revenue is recognized when earned and no longer subject to refund. Annual pro rata membership fees (related to memberships that are cancelable for a pro rata refund) are recognized ratably over the membership term as membership revenue is earned and no longer subject to refund. In the case of annual full money back (“FMB”) membership fees, although payment is received from members at the beginning of an FMB membership, the memberships are cancelable for a full refund at any time during the membership period. Accordingly, FMB revenue is deferred and recognized at the end of the membership term when it is no longer subject to refund.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

For wholesale memberships, marketing partners are provided with programs and services and, in many cases, the marketing partners market those programs and services to their customer bases. Monthly fees are received from the marketing partners based on the number of members who purchase these programs from the marketing partners and revenue is recognized as the monthly fees are earned.

Insurance — Commission revenue for marketing and administrative services earned per administrative services agreements with Carriers is based on a percentage of premiums earned by the insurance carriers that issue the policies. Premiums are typically paid either monthly or quarterly. Commission revenue is recognized ratably for the marketing and administrative services provided over the underlying policy coverage period. There are also profit-sharing arrangements with the insurance carriers which issue the underlying insurance policies. All revenue from insurance programs is reported net of insurance costs. Insurance costs totaled approximately $169.3 million in 2015, $186.9 million in 2014 and $168.5 million in 2013. In 2014 a significant portion of the insurance policies underwritten and outstanding pursuant to profit-sharing arrangements were transitioned to a carrier with whom the Company does not have a profit-sharing arrangement. Under the remaining profit sharing arrangements, approximately 60% of the gross premiums collected on behalf of the insurance carrier are earned as commission revenue under administrative agreements and the remaining 40% of gross premiums are retained in a fiduciary account managed on behalf of the carrier. The remaining carrier funds are distributed monthly to the carrier to pay claims, administrative expenses, and the carrier’s retention fee. Any surplus or deficit is distributed to the Company under the profit share arrangement. No less frequently than annually, a profit-sharing settlement analysis is prepared which is based on the premiums paid to the insurance carriers less claims experience incurred to date, estimated claims incurred but not reported, reinsurance costs and carrier administrative fees. An accrual is made monthly for the expected share of this excess or shortfall based on the claims experience to date, including an estimate for claims incurred but not reported. The profit share excess is reflected in profit-sharing receivables from insurance carriers on the accompanying consolidated balance sheets. Historically, the claims experience has not resulted in a shortfall.

Package — Monthly fees are earned based on the number of customers enrolled in a package program. The marketing partner collects revenue each month from its customers and pays a per subscriber monthly fee for the benefits and services. These monthly fees are recognized as revenue as the fees are earned. Strategic consultation, pricing and profitability consultation, competitive analysis and implementation assistance are provided and revenue is recorded at the time the services are performed.

Loyalty — Loyalty Solutions programs generate revenue from four primary product lines: loyalty, travel reservation service fees, protection and convenience. Generally, loyalty revenue consists of a monthly per member administrative fee and redemption fees that are recognized as earned. Loyalty redemption revenue is reported net of the pass through of fulfillment costs. Travel reservation service fee income is generally recognized when the traveler’s reservation or booking is made and secured by the use of points or credit card, net of estimated cancellations and “no-shows.” Protection and convenience programs are sold to marketing partners on a wholesale basis; the partner generally provides the enhancements (e.g. credit card enhancements) to their customers and a monthly fee is received from the marketing partner based on the number of marketing partner customers who have access to the enhancement program. Marketing partners also purchase incentives (such as gift cards) and revenue is recognized upon the delivery of the incentives to the marketing partner.

Other — Other revenue primarily includes royalties, co-operative advertising and shopping program revenues. Royalty revenue is recognized monthly when earned. Cooperative advertising revenue is earned from vendors that include advertising of their products and services in the membership program catalogues. Cooperative advertising revenue is recognized upon the distribution of the related travel or shopping catalogue to members. In connection with the shopping membership program, the Company operates a retail merchandising service that offers a variety of consumer products at a discount to members. Shopping program revenue is recorded net of merchandise product costs as the Company acts as an agent between the member and third-party merchandise vendor. Shopping program revenue is recorded upon the shipment of the merchandise by the vendor to the member.

Marketing Expense

Membership — Marketing expense to acquire new members is recognized when incurred, which is generally prior to both the commencement of the trial period and recognition of revenue for membership programs.

Insurance — Marketing expense to acquire new insurance business is recognized by the Company when incurred. Payments are made to marketing partners or third parties associated with acquiring rights to their existing block of insurance customers (contract rights) and for the renewal of existing contracts that provide the Company primarily with the right to retain billing rights for renewal of existing customers’ insurance policies and the ability to perform future marketing (list fees). These payments are deferred on the accompanying consolidated balance sheets, with contract rights amortized to amortization expense and list fees amortized to marketing expense over the initial and renewal term of the contract, as applicable, using an accelerated method of amortization for contractual terms longer than five years and the straight line method of amortization for contractual terms of five years or less. Contract rights are considered acquisitions of intangible assets and therefore the related amortization is recorded as amortization expense. List fees primarily grant the rights to perform future marketing and therefore the related amortization is charged to marketing expense. The amortization methods employed generally approximate the expected pattern of net insurance revenue earned over the applicable contractual terms.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Package — Marketing costs associated with marketing partners’ in-branch programs are expensed as such programs are implemented. These costs include the printing of brochures, banners, posters, other in-branch collateral marketing materials, training materials, new account kits, member mailings and statement inserts. The Company performs a variety of campaigns where it incurs all associated marketing costs and, in return, receives a greater share of the revenue generated (the “Package Marketing Campaigns”). For these Package Marketing Campaigns, the marketing expense is recognized when incurred which is generally prior to the recognition of monthly revenue.

Commission Expense

Membership — Membership commissions represent payments to marketing partners, generally based on a percentage of revenue from the marketing of programs to such marketing partners’ customers. Commissions are generally paid for each initial and renewal membership following the collection of membership fees from the customer. Commission costs are deferred on the accompanying consolidated balance sheets as prepaid commissions and are recognized as expense over the applicable membership period in the same manner as the related retail membership revenue is recognized.

Insurance — Insurance administrative fees represent payments made to bank marketing partners, generally based on a fee per insured or a percentage of the revenue earned from the marketing of insurance programs to such marketing partners’ customers. Administrative fees are paid for new and renewal insurance premiums received. Additionally, for certain channels and clients, commissions are paid to brokers. Administrative fees are included within commission expense on the accompanying consolidated statements of comprehensive income and are recognized ratably over the underlying insurance policy coverage period.

Package — Package commissions represent payments made to bank associations and brokers who provide support for the related programs. These commissions are based on a percentage of revenue and are expensed as the related revenue is recognized.

Operating Costs

Operating costs represent the costs associated with servicing our members and end-customers. These costs include product fulfillment costs, communication costs with members and end-customers and payroll, telecommunications and facility costs attributable to operations responsible for servicing our members and end-customers.

Income Taxes

The Company is included as a member of Affinion Holdings’ consolidated federal income tax return and as a member of certain of Affinion Holdings’ unitary or combined state income tax returns. Income taxes are presented in the Company’s consolidated financial statements using the asset and liability approach based on the separate return method for the consolidated group. Under this method, current and deferred tax expense or benefit for the period is determined for the Company and its subsidiaries as a separate group on a standalone basis. Deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statements and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the income tax provision, while increases to the valuation allowance result in additional income tax provision. The realization of deferred tax assets is primarily dependent on estimated future taxable income. As of December 31, 2015 and 2014, the Company has recorded a full valuation allowance for its U.S. federal net deferred tax assets. As of December 31, 2015 and 2014, the Company has also recorded valuation allowances against the deferred tax assets of certain state and foreign tax jurisdictions.

The tax effects of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns are recognized only if it is “more likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes estimated accrued interest and penalties related to UTPs in income tax expense.

The Company recognizes the benefit of a UTP in the period when it is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash amounts relate primarily to insurance premiums collected from members that are held pending remittance to third-party insurance carriers. These amounts are not available for general operations under state insurance laws or under the terms of the agreements with the carriers that underwrite and issue insurance policies to the members. Changes in such amounts are included in operating cash flows in the consolidated statements of cash flows. Restricted cash also includes amounts to collateralize certain bonds and letters of credit issued on the Company’s behalf and amounts held in escrow. Changes in such amounts are included in investing cash flows in the consolidated statements of cash flows.

Derivative Instruments

The Company records all derivative instruments on the balance sheet at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met. Changes in the fair value of derivatives that are designated as fair value hedges, along with the gain or loss on the hedged item, are recognized in current period earnings in the consolidated statements of comprehensive income. For derivative instruments that are designated as cash flow hedges, the effective portion of changes in the fair value of derivative instruments is initially recorded in other comprehensive income and subsequently reclassified into earnings when the hedged transaction affects earnings. Any ineffective portion of changes in the fair value of cash flow hedges are immediately recognized in earnings.

The Company uses derivative financial instruments, primarily foreign currency forward contracts, to manage its foreign exchange risk. The Company’s foreign currency forward contracts are recorded at fair value on the consolidated balance sheets. The derivative financial instruments are not designated as hedging instruments and therefore changes in their fair value are recognized currently in earnings. The Company does not use derivative instruments for speculative purposes.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements and computer equipment acquired under capital leases is determined using the straight-line method over the shorter of the estimated useful lives of the related assets or the lease term. Useful lives are from 5 to 15 years for leasehold improvements, from 3 to 5 years for capitalized software, from 3 to 5 years for computer equipment and from 5 to 7 years for furniture, fixtures and equipment.

Internally-Developed Software

The Company capitalizes the costs of acquiring, developing and testing software to meet the Company’s internal needs. Capitalization of costs associated with software obtained or developed for internal use commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable that the project will be completed and used to perform the function intended. Capitalized costs include only (1) external direct cost of materials and services consumed in developing or obtaining internal-use software, and (2) payroll and payroll-related costs for employees who are directly associated with and devote time to the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use.

Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the net of the fair value of assets acquired and liabilities assumed. Goodwill has been assigned to the Company’s reporting units and is tested for impairment at least annually based on financial data relating to the reporting unit to which it has been assigned. The Company evaluates the recoverability of the carrying value of each reporting unit’s goodwill as of December 1, or whenever events or circumstances indicate that an impairment may have occurred. Goodwill is tested for impairment by comparing the carrying value of each reporting unit to its fair value. The Company determines the fair value of its reporting units utilizing a combination of the income and market approaches and incorporating assumptions that it believes marketplace participants would utilize. If the carrying amount of the reporting unit is greater than its fair value, a comparison of the reporting unit’s implied goodwill is compared to the carrying amount of the goodwill to determine the amount of the impairment, if any. Any impairment is recognized in earnings in the period in which the impairment is determined.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

During the fourth quarter of 2015, the Company performed its annual goodwill impairment test for those reporting units that had goodwill recorded. Key assumptions used in the goodwill impairment test were long-term growth rates ranging from no growth to 2.0% and discount rates ranging from 10.5% to 14.5%. In 2015, the fair value of each of the reporting units that have goodwill exceeded its respective carrying amount by more than 25% of the carrying amount, with the exception of Membership Products, for which the carrying value exceeded its fair value, based on an assumed long-term growth rate of no growth and a discount rate of 13.5%. As a result, the Company performed step 2 of the test for goodwill impairment and based on the results of step 2, recognized a goodwill impairment charge of $89.6 million, representing all of the remaining goodwill attributed to Membership Products.

During the fourth quarter of 2014, the Company performed its annual goodwill impairment test for those reporting units that had goodwill recorded. Key assumptions used in the goodwill impairment test were long-term growth rates ranging from no growth to 3.0% and discount rates ranging from 10.5% to 20.0%. In 2014, the fair value of each of the reporting units that have goodwill exceeded its respective carrying amount by more than 25% of the carrying amount, with the exception of Membership Products, for which the carrying value exceeded its fair value, based on an assumed long-term growth rate of no growth and a discount rate of 15.5%. As a result, the Company performed step 2 of the test for goodwill impairment and based on the results of step 2, recognized a goodwill impairment charge of $292.4 million, representing approximately 76.6% of the goodwill attributed to Membership Products.

Indefinite-lived intangible assets, if any, are tested for impairment annually, or sooner if events occur or circumstances change. An indefinite-lived intangible asset is tested for impairment by comparing its fair value to its carrying amount and, if the carrying amount is greater than the fair value, recognizing an impairment loss for the excess.

The Company’s intangible assets as of December 31, 2015 and 2014 consist primarily of intangible assets with finite useful lives acquired by the Company in the Apollo Transactions and were initially recorded at their respective estimated fair values. Finite-lived intangible assets are amortized as follows:

Intangible Asset	Amortization Method	Estimated Useful Lives
Member relationships	Declining balance	5 – 8 years
Affinity relationships	Declining balance, straight line	1 – 14 years
Proprietary databases and systems	Straight line	3 – 10 years
Trademarks and tradenames	Straight line	5 – 15 years
Patents and technology	Declining balance, straight line	5 – 12 years
Covenants not-to-compete	Straight line	Contract life

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying amount of its long-lived assets when events and circumstances indicate that the carrying value of an asset may not be recoverable. For long-lived assets held and used by the Company, an impairment loss is recognized only if the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an asset is determined to be impaired, the loss is measured based on the difference between the fair value of the long-lived asset and its carrying amount.

Foreign Currency Translation

Assets and liabilities of foreign operations whose functional currency is the local currency are translated at exchange rates as of the balance sheet dates. Revenues and expenses of such local functional currency foreign operations are translated at average exchange rates during the periods presented. Translation adjustments resulting from the process of translating the functional currency foreign operation financial statements into U.S. dollars are included in accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive income. Foreign local currency gains and losses relating to non-operational transactions are included in other income (expense), net. Foreign currency gains and losses relating to operations are included in general and administrative expense.

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include accounting for profit-sharing receivables from insurance carriers, accruals and income tax valuation allowances, litigation accruals, the estimated fair value of stock-based compensation, estimated fair values of assets and liabilities acquired in business combinations and estimated fair values of financial instruments.

Concentration of Risk

The Company generally derives a substantial portion of its net revenues from members and customers of 10 of the Company’s marketing partners. For the years ended December 31, 2015, 2014 and 2013, the Company derived approximately 33.5%, 35% and 39%, respectively, of its net revenues from members and end-customers through marketing and servicing agreements with these 10 marketing partners. The Company’s largest marketing partner and its customers accounted for approximately 10.2% of consolidated net revenue for the year ended December 31, 2015. The Company’s largest marketing partner and its customers accounted for 11.2% of consolidated net revenue for the year ended December 31, 2014. The Company’s largest marketing partner and its customers accounted for 13.4% of consolidated net revenue for the year ended December 31, 2013. Many of these key marketing partner relationships are governed by agreements that may be terminated without cause by the marketing partners upon notice of as few as 90 days without penalty. Some of these agreements may be terminated by the Company’s marketing partners upon notice of as few as 30 days without penalty. Moreover, under many of these agreements, the marketing partners may cease or reduce their marketing of the Company’s services without terminating or breaching agreements with the Company. A loss of key marketing partners, a cessation or reduction in their marketing of the Company’s services, or a decline in their businesses could have a material adverse effect on the Company’s future revenue.

Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts is as follows:

	For the Year Ended December 31,
	2015	2014
	(in millions)
Balance at beginning of period	$8.5	$11.8
Provision charged to expense, net of recoveries	(4.3)	(1.9)
Write-offs	(1.1)	(1.4)

Balance at end of period	$3.1	$8.5

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Supplemental Disclosure of Cash Flow Information

During 2015, the Company performed its annual goodwill impairment test, which resulted in recognition of an impairment loss of $89.6 million, representing all of the remaining goodwill ascribed to Membership Products. In connection with the debt restructuring consummated in November 2015, the Company extinguished debt with a carrying amount net of discount of $566.9 million, wrote-off accrued of $16.0 million that was forgiven in the debt exchanges, wrote-off deferred financing costs of $6.8 million, issued equity with a fair value at the time of the exchanges of $133.5 million and recorded an adjustment to the carrying value of the remaining debt of $108.4 million. During 2015, the Company transferred certain equipment and associated capital leases for no consideration. At December 31, 2015, the Company had an accrual for the acquisition of property and equipment of $0.6 million.

During 2014, the Company performed its annual goodwill impairment test, which resulted in recognition of an impairment loss of $292.4 million, representing approximately 76.6% of the goodwill ascribed to Membership Products. During 2014, the Company entered into a capital lease, acquiring property and equipment with a fair value of $0.7 million. At December 31, 2014, the Company had an accrual for the acquisition of property and equipment of $0.3 million.

During 2013, the Company recognized an impairment loss of $1.6 million, representing the remaining intangible assets of Prospectiv (net book value of $1.3 million) and property and equipment (net book value of $0.3 million). At December 31, 2013, the Company had accruals for the acquisition of property and equipment and for financing costs of $2.5 million and $3.4 million, respectively.

Recently Issued Accounting Pronouncements

On April 11, 2014, the FASB issued an Accounting Standards Update (“ASU”) that updated the requirements for reporting discontinued operations. The new standard requires that only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results will be reported as discontinued operations in the financial statements. The new standard also removed the conditions in the current standard that (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. For public business entities, the ASU is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The adoption of the new guidance as of January 1, 2015 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

On May 28, 2014, the FASB and International Accounting Standards Board issued their final standard on revenue from contracts with customers. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The fundamental principles of the new guidance are that companies should recognize revenue in a manner that reflects the timing of transfer of goods and services to customers and the amount of revenue recognized reflects the consideration that a company expects to receive for the goods and services provided. The new guidance establishes a five-step approach for the recognition of revenue. In addition, the new guidance will also require significantly expanded disclosures about revenue recognition. Entities have the option of using either a full retrospective or modified retrospective approach. For public entities, the new guidance is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early application is not permitted. The Company is in the process of performing an initial evaluation of the impact of the new guidance. Based on its preliminary assessment, the Company does not believe that adoption of the new guidance will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

On August 27, 2014, the FASB issued an ASU that provides guidance on determining when and how reporting entities must disclose going concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the financial statements (or within one year after the date on which the financial statements were available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. When adopted, the new guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

On April 7, 2015, the FASB issued an ASU that requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability consistent with debt discounts and premiums, rather than as a separate asset. On August 16, 2015, the FASB issued an ASU clarifying the SEC staff’s position on presenting and measuring debt issuance costs incurred in connection with line-of-credit arrangements. The SEC staff announced that it would not object to the deferral and presentation of debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

the line-of-credit arrangement. The new guidance is effective for financial statements issued for fiscal years beginning after December 31, 2015 and interim periods within those fiscal years. When adopted, the new guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows. Had the new guidance been in effect, at December 31, 2015 and 2014, other noncurrent assets and long-term debt would each have been reduced by $15.1 million and $26.8 million, respectively.

3. ACQUISITIONS

On September 8, 2014, the Company entered into a Membership Interest Purchase Agreement (the “SkyMall Agreement”) that resulted in the acquisition on September 9, 2014 of SkyMall Ventures, LLC (“SkyMall”), a provider of merchandise, gift cards and experiential rewards for loyalty programs. In accordance with the SkyMall Agreement, the Company acquired all of the outstanding membership interests in SkyMall for an upfront cash payment of approximately $18.4 million, plus a working capital adjustment of $0.4 million, and contingent consideration of up to $3.9 million payable approximately one year after the acquisition date.

In addition to providing merchandise, gift cards and experiential rewards for loyalty programs, it provides services including strategy, creative, technology and fulfillment. The acquisition of SkyMall enhances the Company’s position as a leading loyalty program administrator and incentives provider, as well as solidifies the Company’s position within certain current verticals and provides access to certain new verticals.

The Company allocated the purchase price of $19.1 million, consisting of the upfront cash payment of $18.4 million, plus the working capital adjustment of $0.4 million, and the acquisition date fair value of the up to $3.9 million contingent consideration, based on an income approach and probability model, of $0.3 million (which was not achieved), among the assets acquired and liabilities assumed as follows (in millions):

Trade receivables	$3.8
Other current assets, including gift card inventory	37.7
Intangible assets	11.9
Goodwill	14.6
Accounts payable and accrued liabilities	(48.8)
Other current liabilities	(0.1)

Consideration transferred	$19.1

The intangible assets are comprised of affinity relationships, which are being amortized on an accelerated basis over a weighted-average useful life of eight years. The goodwill, which is expected to be deductible for income tax purposes, has been attributed to the Global Loyalty Products segment. In connection with the acquisition of SkyMall, the Company incurred $0.8 million of acquisition costs, which are included in general and administrative expense in the consolidated statement of comprehensive income for the year ended December 31, 2014.

4. INTANGIBLE ASSETS

Intangible assets consisted of:

	December 31, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)
Amortizable intangible assets:
Member relationships	$936.9	$(933.8)	$3.1	$939.8	$(932.0)	$7.8
Affinity relationships	639.3	(598.6)	40.7	649.1	(574.4)	74.7
Proprietary databases and systems	59.7	(57.7)	2.0	59.9	(57.4)	2.5
Trademarks and tradenames	28.7	(20.8)	7.9	33.5	(18.8)	14.7
Patents and technology	47.6	(46.5)	1.1	47.8	(44.6)	3.2
Covenants not to compete	2.5	(2.3)	0.2	2.6	(2.2)	0.4

	$1,714.7	$(1,659.7)	$55.0	$1,732.7	$(1,629.4)	$103.3

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

In connection with the September 8, 2014 acquisition of SkyMall (see Note 3 – Acquisitions), the Company acquired intangible assets valued at approximately $11.9 million. These intangible assets are comprised of affinity relationships, which are being amortized on an accelerated basis over a weighted-average useful life of eight years. During 2015 and 2014, foreign currency translation resulted in decreases of $14.4 million and $17.0 million, respectively, in the gross carrying amount of intangible assets and decreases of $12.1 million and $14.2 million, respectively, in accumulated amortization. In 2015, the Company recorded an impairment loss of $3.6 million related to trademarks and tradenames.

Amortization expense relating to intangible assets was as follows:

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Amortizable intangible assets:
Member relationships	$4.1	$13.9	$21.1
Affinity relationships	33.2	41.1	41.0
Proprietary databases and systems	0.5	0.5	1.2
Trademarks and tradenames	2.4	2.6	2.7
Patents and technology	2.0	3.1	5.1
Covenants not to compete	0.2	0.3	0.3

	$42.4	$61.5	$71.4

Based on the Company’s amortizable intangible assets as of December 31, 2015, the Company expects the related amortization expense for fiscal year 2016 and the four succeeding fiscal years to be approximately $12.6 million in 2016, $8.3 million in 2017, $7.4 million in 2018, $6.2 million in 2019 and $5.6 million in 2020.

At January 1, 2014 and December 31, 2014 and 2015, the Company had gross goodwill of $653.3 million, $661.6 million and $654.7 million, respectively, and accumulated impairment losses of $47.0 million at January 1, 2014, $339.4 million at December 31, 2014 and $429.0 million at December 31, 2015. The accumulated impairment losses represent the $15.5 million impairment loss recognized in 2006 impairing all of the goodwill assigned to the Global Loyalty Products segment related to the Apollo Transactions, the $31.5 million impairment loss recognized in 2012 impairing all of the goodwill assigned in connection with the acquisition of Prospectiv Direct, Inc. included in the Membership Products segment, the $292.4 million impairment loss recognized in 2014 impairing a portion of the goodwill assigned to the Membership Products segment and the $89.6 million impairment loss recognized in 2015 impairing the remaining goodwill assigned to the Membership Products segment.

The changes in the Company’s carrying amount of goodwill for the years ended December 31, 2015 and 2014 are as follows:

	Balance at January 1, 2014	Acquisition	Impairment	Currency Translation	Balance at December 31, 2014	Acquisitions	Impairment	Currency Translation	Balance at December 31, 2015
	(in millions)
Membership Products	$382.0	$—	$(292.4)	$—	$89.6	$—	$(89.6)	$—	$—
Insurance and Package Products	58.3	—	—	—	58.3	—	—	—	58.3
Global Loyalty Products	81.7	15.8	—	—	97.5	(0.2)	—	—	97.3
International Products	84.3	—	—	(7.5)	76.8	—	—	(6.6)	70.2

Total	$606.3	$15.8	$(292.4)	$(7.5)	$322.2	$(0.2)	$(89.6)	$(6.6)	$225.8

During the fourth quarter of 2014, the Company performed its annual goodwill impairment test for those reporting units that had goodwill recorded. Key assumptions used in the goodwill impairment test were long-term growth rates ranging from no growth to 3.0% and discount rates ranging from 10.5% to 20.0%. In 2014, the fair value of each of the reporting units that have goodwill exceeded its respective carrying amount by more than 25% of the carrying amount, with the exception of Membership Products, for which carrying value exceeded its fair value, based on an assumed long-term growth rate of no growth and a discount rate of 15.5%.

During the fourth quarter of 2014, the Company reflected these assumptions for Membership Products in its annual test for goodwill impairment as of December 1. Based on the impairment test, which utilized a combination of the income and market approaches and incorporated assumptions that the Company believes marketplace participants would utilize to determine the fair value of Membership Products, the Company recorded an impairment loss during the fourth quarter of 2014 of $292.4 million, representing approximately 76.6% of the goodwill ascribed to Membership Products. The impairment loss related to the goodwill of Membership Products has been reflected as Impairment of goodwill and other long-lived assets in the consolidated statement of comprehensive income for the year ended December 31, 2014.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

During the fourth quarter of 2015, the Company performed its annual goodwill impairment test for those reporting units that had goodwill recorded. Key assumptions used in the goodwill impairment test were long-term growth rates ranging from no growth to 2.0% and discount rates ranging from 10.5% to 14.5%. In 2015, the fair value of each of the reporting units that have goodwill exceeded its respective carrying amount by more than 25% of the carrying amount, with the exception of Membership Products, for which carrying value exceeded its fair value, based on an assumed long-term growth rate of no growth and a discount rate of 13.5%.

During the fourth quarter of 2015, the Company reflected these assumptions for Membership Products in its annual test for goodwill impairment as of December 1. Based on the impairment test, which utilized a combination of the income and market approaches and incorporated assumptions that the Company believes marketplace participants would utilize to determine the fair value of Membership Products, the Company recorded an impairment loss during the fourth quarter of 2015 of $89.6 million, representing all of the remaining goodwill ascribed to Membership Products. The impairment loss related to the goodwill of Membership Products has been reflected as Impairment of goodwill and other long-lived assets in the consolidated statement of comprehensive income for the year ended December 31, 2015.

5. CONTRACT RIGHTS AND LIST FEES, NET

Contract rights and list fees consisted of:

	December 31, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)
Contract rights	$56.5	$(56.4)	$0.1	$59.1	$(58.7)	$0.4
List fees	57.0	(40.5)	16.5	51.7	(35.4)	16.3

	$113.5	$(96.9)	$16.6	$110.8	$(94.1)	$16.7

Amortization expense for the year ended December 31, 2015 was $5.4 million, of which $5.1 million is included in marketing expense and $0.3 million is included in depreciation and amortization expense in the consolidated statement of comprehensive income. Amortization expense for the year ended December 31, 2014 was $5.8 million, of which $5.5 million is included in marketing expense and $0.3 million is included in depreciation and amortization expense in the consolidated statement of comprehensive income. Amortization expense for the year ended December 31, 2013 was $6.1 million, of which $5.8 million is included in marketing expense and $0.3 million is included in depreciation and amortization expense in the consolidated statement of comprehensive income. Based on the Company’s contract rights and list fees as of December 31, 2015, the Company expects the related amortization expense for fiscal year 2016 and the four succeeding fiscal years to be approximately $4.6 million in 2016, $3.4 million in 2017, $2.7 million in 2018, $2.1 million in 2019 and $1.6 million in 2020.

6. OTHER CURRENT ASSETS

Other current assets consisted of:

	December 31,
	2015	2014
	(in millions)
Gift card inventory	$31.0	$45.0
Prepaid membership materials	1.8	2.2
Prepaid insurance costs	4.4	4.9
Other receivables	10.7	12.9
Prepaid merchant fees	0.6	0.8
Prepaid information technology costs	5.5	6.9
Other	31.1	31.9

Total	$85.1	$104.6

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2015	2014
	(in millions)
Leasehold improvements	$25.5	$24.4
Capitalized software	254.0	237.1
Computer equipment ($1.5 million and $2.7 million in 2015 and 2014, respectively, under capital leases)	154.6	164.2
Furniture, fixtures and equipment	19.3	21.7
Projects in progress	11.1	25.4

	464.5	472.8
Less: Accumulated depreciation and amortization	(345.0)	(333.8)

Total	$119.5	$139.0

Depreciation and amortization expense on property and equipment, including assets acquired under capital leases, totaled $47.1 million, $47.9 million and $42.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of:

	December 31,
	2015	2014
	(in millions)
Accounts payable	$118.9	$124.2
Accrued commissions	13.6	12.4
Accrued payroll and related costs	39.7	46.3
Accrued product costs	19.7	30.6
Accrued marketing costs	18.0	24.1
Accrued interest	15.4	41.0
Accrued taxes, other than income taxes	13.5	14.5
Accrued legal and professional fees and loss contingency accruals	19.0	43.5
Gift card deposits	43.1	40.5
Other	49.4	48.9

Total	$350.3	$426.0

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

9. LONG-TERM DEBT

Long-term debt consisted of:

	December 31,
	2015	2014
	(in millions)
First-lien term loan due 2018	$761.4	$769.2
Second-lien term loan due 2018	425.0	425.0
Revolving credit facility, expiring in 2018	—	5.0
7.875% senior notes due 2018, net of unamortized discount of $0.6 million and $1.7 million, respectively, with an effective interest rate of 8.31%	474.4	473.3
13.50% senior subordinated notes due 2018, net of unamortized discount of $6.7 million in 2014, with an effective interest rate of 14.31%	22.6	353.3
7.5% cash/PIK senior notes due 2018, with an effective interest rate of 7.39%	110.0	—
11 1/2% senior subordinated notes due 2015, with an effective interest rate of 12.25%	—	2.6
13.75%/ 14.50% PIK toggle senior notes, due 2018, net of unamortized discount of $15.1 million in 2014, with an effective interest rate of 17.69%	13.1	211.3
11.625% senior notes due 2015, with an effective interest rate of 11.63%	—	32.2
Capital lease obligations	0.1	0.8
Adjustment to carrying value of debt	103.1	—

Total debt	1,909.7	2,272.7
Less: current portion of long-term debt	(7.8)	(43.1)

Long-term debt	$1,901.9	$2,229.6

On April 9, 2010, Affinion, as Borrower, and Affinion Holdings entered into a $1.0 billion amended and restated senior secured credit facility with its lenders (“Affinion Credit Facility”). On November 20, 2012, Affinion, as Borrower, and Affinion Holdings entered into an amendment to the Affinion Credit Facility, which (i) increased the margins on LIBOR loans from 3.50% to 5.00% and on base rate loans from 2.50% to 4.00%, (ii) replaced the financial covenant requiring Affinion to maintain a maximum consolidated leverage ratio with a financial covenant requiring Affinion to maintain a maximum senior secured leverage ratio, and (iii) adjusted the ratios under the financial covenant requiring Affinion to maintain a minimum interest coverage ratio. On December 12, 2013, in connection with the refinancing of Affinion’s 11 1⁄2 % senior subordinated notes due 2015 (the “2006 senior subordinated notes”) and Affinion Holdings’ 11.625% senior notes due 2015 (the “Affinion Holdings’ 2010 senior notes”), Affinion, as Borrower, and Affinion Holdings entered into an amendment to the Affinion Credit Facility, which (i) provided permission for the consummation of the exchange offers for Affinion’s 2006 senior subordinated notes and Affinion Holdings’ 2010 senior notes; (ii) removed the springing maturity provisions applicable to the term loan facility; (iii) modified the senior secured leverage ratio financial covenant in the Affinion Credit Facility; (iv) provided additional flexibility to make dividends to Affinion Holdings to be used by Affinion Holdings to make certain payments with respect to its indebtedness and to repay, repurchase or redeem subordinated indebtedness of Affinion; and (v) increased the interest rate margins by 0.25%, to 5.25% on LIBOR loans and 4.25% on base rate loans. The amendment became effective upon the satisfaction of the conditions precedent set forth therein, including the payment by Affinion of the consent fee equal to 0.25% of the sum of (i) the aggregate principal amount of all term loans and (ii) the revolving loan commitments in effect, in each case, held by each lender that entered into the amendment on the date of effectiveness of the amendment. On May 20, 2014, Affinion, as Borrower, and Affinion Holdings entered into an amendment to the Affinion Credit Facility, which (i) extended the maturity to April 30, 2018 of $775.0 million in aggregate principal amount of existing senior secured term loans and existing senior secured revolving loans, which loans were designated as first lien term loans (the “First Lien Term Loans”), (ii) extended the maturity to October 31, 2018 of $377.9 million in aggregate principal amount of existing senior secured term loans on a second lien senior secured basis, which, together with additional borrowings obtained on the same terms, total $425.0 million (the “Second Lien Term Loans”), (iii) extended the maturity to January 29, 2018 of $80.0 million of the commitments (and related obligations) under the existing senior secured revolving credit facility on a first lien senior secured basis, (iv) reduced the commitments under the existing senior secured revolving credit facility by $85.0 million and (v) removed the existing financial covenant requiring Affinion to maintain a minimum interest coverage ratio.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The revolving credit facility includes a letter of credit subfacility and a swingline loan subfacility. The First Lien Term Loan facility matures in April 2018 and the Second Lien Term Loan facility matures in October 2018. The First Lien Term Loan facility provides for quarterly amortization payments totaling 1% per annum, with the balance payable upon the final maturity date. The Second Lien Term Loan facility does not provide for quarterly amortization payments. The Affinion Credit Facility also requires mandatory prepayments of the outstanding term loans based on excess cash flow (as defined), if any, and the proceeds from certain specified transactions. The interest rates with respect to First Lien Term Loans and revolving loans under the amended Affinion Credit Facility are based on, at Affinion’s option, (a) the higher of (i) adjusted LIBOR and (ii) 1.50%, in each case plus 5.25%, or (b) the highest of (i) Deutsche Bank Trust Company Americas’ prime rate, (ii) the Federal Funds Effective Rate plus 0.5% and (iii) 2.50% (“ABR”), in each case plus 4.25%. The interest rates with respect to Second Lien Term Loans under the amended Affinion Credit Facility are based on, at Affinion’s option, (a) the higher of (i) adjusted LIBOR and (ii) 1.50%, in each case plus 7.00%, or (b) the highest of (i) Deutsche Bank Trust Company Americas’ prime rate, (ii) the Federal Funds Effective Rate plus 0.5% and (iii) 2.50% (“ABR”), in each case plus 6.00%. The weighted average interest rate on the term loan for the period from January 1, 2014 through May 20, 2014 and the year ended December 31, 2013 was 6.75% and 6.6%, respectively. The weighted average interest rate on the First Lien Term Loan for the year ended December 31, 2015 and the period from May 21, 2014 through December 31, 2014 was 6.75% for both periods and the weighted average interest rate on the Second Lien Term Loan for the year ended December 31, 2015 and for the period from May 20, 2014 through December 31, 2014 was 8.50% for both periods. The weighted average interest rate on revolving credit facility borrowings for the years ended December 31, 2015, 2014 and 2013 were 7.2%, 7.2% and 7.1%, respectively. Affinion’s obligations under the credit facility are, and Affinion’s obligations under any interest rate protection or other hedging arrangements entered into with a lender or any of its affiliates will be, guaranteed by Affinion Holdings and by each of Affinion’s existing and subsequently acquired or organized domestic subsidiaries, subject to certain exceptions. The Affinion Credit Facility is secured to the extent legally permissible by substantially all of the assets of (i) Affinion Holdings, which consists of a pledge of all of Affinion’s capital stock and (ii) Affinion and the subsidiary guarantors, including but not limited to: (a) a pledge of substantially all capital stock held by Affinion or any subsidiary guarantor and (b) security interests in substantially all tangible and intangible assets of Affinion and each subsidiary guarantor, subject to certain exceptions. The Affinion Credit Facility also contains financial, affirmative and negative covenants. The negative covenants in the Affinion Credit Facility include, among other things, limitations (all of which are subject to certain exceptions) on Affinion’s (and in certain cases, Affinion Holdings’) ability to: declare dividends and make other distributions, redeem or repurchase Affinion’s capital stock; prepay, redeem or repurchase certain of Affinion’s subordinated indebtedness; make loans or investments (including acquisitions); incur additional indebtedness (subject to certain exceptions); enter into agreements that would restrict the ability of Affinion’s subsidiaries to pay dividends; merge or enter into acquisitions; sell assets; and enter into transactions with affiliates. The Affinion Credit Facility also requires Affinion to comply with a financial maintenance covenant with a maximum ratio of senior secured debt (as defined) to EBITDA (as defined) of 4.25:1.00.

In connection with the amendment to the Affinion Credit Facility in 2014, Affinion incurred financing costs of $5.9 million, which have been included in general and administrative expenses for the year ended December 31, 2014. In addition, during the year ended December 31, 2014, Affinion recognized a loss on extinguishment of debt of $6.0 million, which represented the write-off of unamortized debt discount and deferred financing costs.

As of December 31, 2015, there were no outstanding borrowings under the revolving credit facility. As of December 31, 2014, there were outstanding borrowings of $5.0 million under the revolving credit facility. During the years ended December 31, 2015, 2014 and 2013, Affinion had borrowings of $81.0 million, $162.0 million and $100.0 million, respectively, under the revolving credit facility. During the years ended December 31, 2015, 2014 and 2013, Affinion had repayments of $86.0 million, $203.0 million and $54.0 million, respectively, under the revolving credit facility. As of December 31, 2015, Affinion had $67.0 million available for borrowing under the Affinion Credit Facility after giving effect to the issuance of $13.0 million of letters of credit.

On November 9, 2015, (a) Affinion Holdings completed a private offer to exchange Affinion Holdings’ outstanding 2013 senior notes for shares of new Common Stock, par value $0.01 per share (the “New Common Stock”), of Affinion Holdings, (b) Affinion Investments completed a private offer to exchange its outstanding Investments senior subordinated notes for shares of New Common Stock, and (c) Affinion Holdings and Affinion International Holdings Limited (“Affinion International”), a wholly-owned subsidiary of Affinion, jointly completed a rights offering giving holders of Affinion Holdings’ 2013 senior notes and the Investments senior subordinated notes the right to purchase an aggregate principal amount of $110.0 million of 7.5% Cash/PIK Senior Notes due 2018 (the “International Notes”) of Affinion International and 2,483,333 shares of New Common Stock for an aggregate cash purchase price of $110.0 million. Under the terms of Affinion Holdings’ exchange offer, for each $1,000 principal amount of Affinion Holdings’ 2013 senior notes tendered during the offer period, holders received 7.15066 shares of Affinion Holdings’ New Common Stock. Under the terms of Affinion Investments’ exchange offer, for each $1,000 principal amount of the Investments senior subordinated notes tendered during the offer period, holders received 15.52274 shares of Affinion Holdings’ New Common Stock. Under certain circumstances, certain holders received non-participating penny warrants (the “Limited Warrants”) of Affinion Holdings that are convertible into shares of New Common Stock upon certain conditions. Pursuant to Affinion Holdings’ exchange offer, approximately $247.4 million of Affinion Holdings’ 2013 senior notes were exchanged for 1,769,104 shares of New Common Stock and pursuant to Affinion Investments’ exchange offer, approximately $337.3 million of Investments senior subordinated notes were exchanged for 5,236,517 shares of New Common Stock.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Concurrently with the exchange offers, Affinion Holdings and Affinion Investments successfully solicited consents from holders to certain amendments to (a) the indenture governing Affinion Holdings’ 2013 senior notes to remove substantially all of the restrictive covenants and certain of the default provisions and to release the collateral securing Affinion Holdings’ 2013 senior notes, (b) the indenture governing the Investments senior subordinated notes to remove substantially all of the restrictive covenants and certain of the default provisions, and (c) the note agreement governing Affinion’s 2013 senior subordinated notes to remove substantially all of the restrictive covenants and certain of the default provisions and to permit the repurchase and cancellation of Affinion’s 2013 senior subordinated notes by Affinion in the same aggregate principal amount as the aggregate principal amount of the Investments senior subordinated notes repurchased or redeemed by Affinion Investments at any time, including pursuant to Affinion Investments’ exchange offer.

In connection with the exchange offers, Affinion Holdings and Affinion International jointly conducted a rights offering for International Notes and shares of Affinion Holdings’ New Common Stock. The rights offering was for an aggregate principal amount of $110.0 million of International Notes and 2,483,333 shares of New Common Stock. Each unit sold in the rights offering consisted of (1) $1,000 principal amount of International Notes and (2) 22.57576 shares of Affinion Holdings’ New Common Stock, and was sold at a purchase price per unit of $1,000. Each holder that properly tendered for exchange, and did not validly withdraw, all of their Affinion Holdings’ 2013 senior notes and the Investments senior subordinated notes in the exchange offers received non-certificated rights to subscribe for rights offering units. In connection with the rights offering, Empyrean Capital Partners, L.P. agreed to purchase any rights offering units that were unpurchased in the rights offering (the “Backstop”). Pursuant to Affinion Holdings’ and Affinion International’s rights offering and the Backstop, Affinion International received cash of approximately $110.0 million in exchange for $110.0 million aggregate principal amount of International Notes and 2,021,042 shares of New Common Stock and Limited Warrants to purchase up to 370,275 shares of New Common Stock. The net cash proceeds from the rights offering will be used for working capital purposes of Affinion International and the Foreign Guarantors (as defined below) and to repay certain intercompany loans owed by Affinion International to Affinion and its domestic subsidiaries. Affinion will use such intercompany loan repayment proceeds for general corporate purposes, including to repay borrowings under its revolving credit facility and to pay fees and expenses related to the exchange offers and rights offering. The International Notes bear interest at 7.5% per annum, of which 3.5% per annum will be payable in cash (“Cash Interest”) and 4.0% per annum will be payable by increasing the principal amount of the outstanding International Notes or by issuing International Notes (“International PIK Interest”); provided, that all of the accrued interest on the International Notes from the issue date to, but not including, May 1, 2016 will be payable on May 1, 2016 entirely as International PIK Interest. Interest on the International Notes is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2016. The International Notes will mature on July 30, 2018. The International Notes are redeemable at Affinion International’s option prior to maturity. The indenture governing the International Notes contains negative covenants which restrict the ability of Affinion International, Affinion and their respective restricted subsidiaries to engage in certain transactions and also contains customary events of default. Affinion International’s obligations under the International Notes are jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by each of Affinion’s existing and future domestic subsidiaries that guarantee Affinion’s indebtedness under its senior secured credit facility (other than Affinion Investments and Affinion Investments II, and additionally including (such additional guarantors, the “Foreign Guarantors”) Affinion International Limited, Affinion International Travel HoldCo Limited, Webloyalty International Limited, Loyalty Ventures Limited, Bassae Holding B.V., Webloyalty Holdings Coöperatief U.A. and Webloyalty International S.à r.l.). The International Notes and guarantees thereof are unsecured senior obligations of Affinion International’s and rank equally with all of Affinion International’s and the guarantors’ existing and future senior indebtedness and senior to Affinion International’s and the guarantors’ existing and future subordinated indebtedness.

The carrying value of the aggregate debt instruments held by the participants to the exchange offers and registration rights offering (including associated debt discounts, deferred financing, and accrued interest), was $988.4 million. This was compared to the fair value of the equity issued in the exchange and rights offering for such debt instruments, which were valued at $133.5 million as of the date of the exchange offers. This exceeded the undiscounted cash flows of the aggregate lending. The Company recognized a gain in the consolidated statement of operations of $318.9 million on the exchange in 2015, which represented the write-down of the carrying value of the aggregate debt instruments to the undiscounted cash flows of the continuing debt instruments. The exchange contemplated a portion of the overall debt instruments held by the participants to the exchange.

As it relates to the recorded value of debt at December 31, 2015, the impact of this is summarized as follows, including the aforementioned gain of $318.9 million.

Reduction of carrying value of debt exchanged	$(584.8)
Reduction of accrued interest associated with debt exchanged	(16.0)
Write-off of debt discount and deferred financing costs, plus professional fees	40.0
Fair value of equity issued in the exchange and rights offering	133.5
Gain recorded as noted above	318.9

Adjustment to carrying value of debt	$(108.4)

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The adjustment to the carrying value of the debt is the net impact of the aforementioned transaction and represents an adjustment of the carrying value of the First Lien Term Loans, the Second Lien Term Loans, the 2010 senior notes (defined below) and the International Notes of $108.4 million. This amount represents the interest to be paid in cash on the continuing debt instruments held by those who participated in the exchange but were not subject to the exchange itself through the scheduled maturity of those instruments. This amount increases the carrying value of the Company’s recorded long term debt at December 31, 2015. Such amounts will be reduced in the future years as scheduled interest is paid on those remaining instruments.

On December 12, 2013, Affinion completed a private offer to exchange Affinion’s 2006 senior subordinated notes for 13.50% senior subordinated notes due 2018 (“Investments senior subordinated notes”) issued by Affinion Investments, pursuant to which $360.0 million aggregate principal amount of Investments senior subordinated notes were issued in exchange for $352.9 million aggregate principal amount of 2006 senior subordinated notes. Under the terms of the exchange offer, for each $1,000 principal amount of 2006 senior subordinated notes tendered at or prior to the consent time, holders received $1,020 principal amount of Investments senior subordinated notes. For each $1,000 principal amount of 2006 senior subordinated notes tendered during the offer period but after the consent period, holders received $1,000 principal amount of Investments senior subordinated notes. The Investments senior subordinated notes bear interest at 13.50% per annum, payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014. The Investments senior subordinated notes will mature on August 15, 2018. Affinion Investments may redeem some or all of the Investments senior subordinated notes at any time on or after December 12, 2016 at redemption prices (generally at a premium) set forth in the indenture governing the Investments senior subordinated notes. In addition, prior to December 12, 2016, up to 35% of the outstanding Investments senior subordinated notes are redeemable at the option of Affinion Investments, with the net proceeds raised by Affinion or Affinion Holdings in one or more equity offerings, at 113.50% of their principal amount. In addition, prior to December 12, 2016, the Investments senior subordinated notes are redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the Investments senior subordinated notes redeemed plus a “make-whole” premium. The indenture governing the Investments senior subordinated notes contains negative covenants which restrict the ability of Affinion Investments, any future restricted subsidiaries of Affinion Investments and one of Affinion’s other wholly-owned subsidiaries that guarantees the Investments senior subordinated notes to engage in certain transactions and also contains customary events of default. Affinion Investments’ obligations under the Investments senior subordinated notes are guaranteed on an unsecured senior subordinated basis by Affinion Investments II. Each of Affinion Investments and Affinion Investments II is an unrestricted subsidiary of Affinion and guarantees Affinion’s indebtedness under its senior secured credit facility but does not guarantee Affinion’s other indebtedness. The Investments senior subordinated notes and guarantee thereof are unsecured senior subordinated obligations of Affinion Investments, as issuer, and Affinion Investments II, as guarantor, and rank junior in right of payment to their respective guarantees of Affinion’s senior secured credit facility. As a result of the consent solicitations consummated on November 9, 2015, substantially all of the restrictive covenants and certain of the default provisions were removed from the indenture governing the Investments senior subordinated notes.

On December 12, 2013, Affinion Investments exchanged with Affinion all of the 2006 senior subordinated notes received by it in the exchange offer for Affinion’s 13.50% senior subordinated notes due 2018 (Affinion’s “2013 senior subordinated notes”). Affinion’s 2013 senior subordinated notes bear interest at 13.50% per annum payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014. The 2013 senior subordinated notes will mature on August 15, 2018. The 2013 senior subordinated notes are redeemable at Affinion’s option prior to maturity. The indenture governing the 2013 senior subordinated notes contains negative covenants which restrict the ability of Affinion and its restricted subsidiaries to engage in certain transactions and also contains customary events of default. Affinion’s obligations under the 2013 senior subordinated notes are jointly and severally and fully and unconditionally guaranteed on an unsecured senior subordinated basis by each of Affinion’s existing and future domestic subsidiaries that guarantee Affinion’s indebtedness under its senior secured credit facility (other than Affinion Investments and Affinion Investments II). The 2013 senior subordinated notes and guarantees thereof are unsecured senior subordinated obligations of Affinion’s and rank junior to all of Affinion’s and the guarantors’ existing and future senior indebtedness, pari passu with Affinion’s 2006 senior subordinated notes and senior to Affinion’s and the guarantors’ future subordinated indebtedness. Although Affinion Investments is the only holder of Affinion’s 2013 senior subordinated notes, the trustee for the Investments senior subordinated notes, and holders of at least 25% of the principal amount of the Investments senior subordinated notes will have the right as third party beneficiaries to enforce the remedies available to Affinion Investments against Affinion, and Affinion Investments will not be able to amend the covenants in the note agreement governing Affinion’s 2013 senior subordinated notes in favor of Affinion unless it has received consent from the holders of a majority of the aggregate principal amount of the outstanding Investments senior subordinated notes. As a result of the consent solicitations consummated on November 9, 2015, substantially all of the restrictive covenants and certain of the default provisions were removed from the note agreement governing Affinion’s 2013 senior subordinated notes, and the repurchase and cancellation of Affinion’s 2013 senior subordinated notes by Affinion in the same aggregate principal amount as the aggregate principal amount of the Investments senior subordinated notes repurchased or redeemed by Affinion Investments at any time, including pursuant to Affinion Investments’ exchange offer, was permitted.

In connection with the exchange offer and consent solicitation relating to the 2006 senior subordinated notes and the issuance of Affinion’s 2013 senior subordinated notes, Affinion incurred $5.9 million of financing costs, which have been included in general and administrative expenses for the year ended December 31, 2013.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

On November 19, 2010, Affinion completed a private offering of $475.0 million aggregate principal amount of 7.875% senior notes due 2018 (Affinion’s “2010 senior notes”). The 2010 senior notes bear interest at 7.875% per annum payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 2011. The 2010 senior notes will mature on December 15, 2018. The 2010 senior notes are redeemable at Affinion’s option prior to maturity. The indenture governing the 2010 senior notes contains negative covenants which restrict the ability of Affinion and its restricted subsidiaries to engage in certain transactions and also contains customary events of default. Affinion’s obligations under the 2010 senior notes are jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by each of Affinion’s existing and future domestic subsidiaries that guarantee Affinion’s indebtedness under the Affinion Credit Facility, other than Affinion Investments and Affinion Investments II. The 2010 senior notes and guarantees thereof are senior unsecured obligations of Affinion and rank equally with all of Affinion’s and the guarantors’ existing and future senior indebtedness and senior to Affinion’s and the guarantors’ existing and future subordinated indebtedness. The 2010 senior notes are therefore effectively subordinated to Affinion’s and the guarantors’ existing and future secured indebtedness, including Affinion’s obligations under the Affinion Credit Facility, to the extent of the value of the collateral securing such indebtedness. The 2010 senior notes are structurally subordinated to all indebtedness and other obligations of each of Affinion’s existing and future subsidiaries that are not guarantors, including the Investments senior subordinated notes. On August 24, 2011, pursuant to the registration rights agreement entered into in connection with the issuance of the 2010 senior notes, Affinion completed a registered exchange offer and exchanged all of the then-outstanding 2010 senior notes for a like principal amount of 2010 senior notes that have been registered under the Securities Act of 1933, as amended (the “Securities Act”).

On April 26, 2006, Affinion issued $355.5 million aggregate principal amount of 2006 senior subordinated notes and applied the gross proceeds of $350.5 million to repay $349.5 million of outstanding borrowings under a then-outstanding $383.6 million senior subordinated loan facility (the “Bridge Loan”), plus accrued interest, and used cash on hand to pay fees and expenses associated with such issuance. The 2006 senior subordinated notes bore interest at 11 1/2% per annum, payable semi-annually on April 15 and October 15 of each year. The 2006 senior subordinated notes matured on October 15, 2015. Affinion could have redeemed some or all of the 2006 senior subordinated notes at any time on or after October 15, 2010 at redemption prices (generally at a premium) set forth in the indenture governing the 2006 senior subordinated notes. The 2006 senior subordinated notes are unsecured obligations of Affinion and ranked junior in right of payment with Affinion’s existing and future senior obligations and senior to Affinion’s future subordinated indebtedness. On December 12, 2013, $352.9 million aggregate principal amount of 2006 senior subordinated notes were exchanged for $360.0 million of Investments senior subordinated notes. The remaining outstanding 2006 senior subordinated notes matured on October 15, 2015.

The amended Affinion Credit Facility and the 2010 senior notes both contain restrictive covenants related primarily to Affinion’s ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies. Under the Affinion Credit Facility, payment of additional dividends requires the satisfaction of various conditions, including meeting defined leverage ratios and a defined fixed charge coverage ratio, and the total dividend paid cannot exceed a calculated amount of defined available free cash flow, or requires availability under specified baskets. The covenants in the Affinion Credit Facility also require compliance with a senior secured leverage ratio. During the years ended December 31, 2015, 2014 and 2013, Affinion did not pay any cash dividends to Affinion Holdings. Affinion was in compliance with the covenants referred to above as of December 31, 2015. Payment under each of the debt agreements may be accelerated in the event of a default. Events of default include the failure to pay principal and interest when due, covenant defaults (unless cured within applicable grace periods, if any), events of bankruptcy and, for the amended Affinion Credit Facility, a material breach of representation or warranty and a change of control.

Debt issuance costs related to the various debt instruments are being amortized to interest expense over the term of the applicable debt issue using the effective interest rate method. The unamortized debt issuance costs totaled $15.1 million and $26.8 million as of December 31, 2015 and 2014, respectively, and are included in other non-current assets on the consolidated balance sheets. The debt discounts and premiums are also being amortized to interest expense over the term of the applicable debt issue using the effective interest rate method.

The Company also leases certain equipment under capital leases expiring through 2016.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The aggregate maturities of debt, including capital leases, as of December 31, 2015 are as follows:

Amount
(in millions)
2016	$7.8
2017	7.8
2018	1,791.5
2019	—
2020	—
Thereafter	—

$1,807.1

On October 5, 2010, Affinion Holdings issued $325.0 million aggregate principal amount of Affinion Holdings’ 2010 senior notes. Affinion Holdings used a portion of the proceeds of $320.3 million (net of issue discount), along with proceeds from a cash dividend from Affinion in the amount of $115.3 million, to repay its senior unsecured term loan. A portion of the remaining proceeds from the offering of Affinion Holdings’ 2010 senior notes were utilized to pay related fees and expenses of approximately $6.7 million, with the balance retained for general corporate purposes. The indenture governing Affinion Holdings’ 2010 senior notes contained restrictive covenants related primarily to Affinion’s and Affinion Holdings’ ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies. Affinion did not make any dividend distributions to Affinion Holdings during the years ended December 31, 2015 and 2014. The outstanding Affinion Holdings’ 2010 senior notes matured on November 15, 2015.

On December 12, 2013, Affinion Holdings completed an offer to exchange Affinion Holdings’ 2010 senior notes for 13.75%/14.50% senior secured PIK/toggle notes due 2018 (Affinion Holdings’ “2013 senior notes”). Under the terms of the exchange offer, for each $1,000 principal amount of Affinion Holdings’ 2010 senior notes tendered at or prior to the consent time, holders received (i) $1,000 principal amount of Affinion Holdings’ 2013 senior notes, (ii) Series A warrants to purchase 46.1069 shares of Affinion Holdings’ Class B common stock, and (iii) Series B warrants to purchase 239.8612 shares of Affinion Holdings’ Class B common stock. For each $1,000 principal amount of Affinion Holdings’ 2010 senior notes tendered during the offer period but after the consent period, holders received (i) $950 principal amount of Affinion Holdings’ 2013 senior notes, (ii) Series A warrants to purchase 46.1069 shares of Affinion Holdings’ Class B common stock, and (iii) Series B warrants to purchase 239.8612 shares of Affinion Holdings’ Class B common stock. In connection with the exchange offer, $292.8 million aggregate principal amount of Affinion Holdings’ 2010 senior notes were exchanged for $292.8 million aggregate principal amount of Affinion Holdings’ 2013 senior notes. The Affinion Holdings’ 2013 senior notes bear interest at 13.75% per annum, payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2014. At Affinion Holdings’ option (subject to certain exceptions), it may elect to pay interest (i) in cash, (ii) by increasing the principal amount of the Affinion Holdings’ 2013 senior notes (“PIK Interest”), or (iii) 50% as cash and 50% as PIK Interest. PIK Interest accrues at 13.75% per annum plus 0.75%. The Affinion Holdings’ 2013 senior notes will mature on September 15, 2018. In June 2014, Affinion Holdings completed an offer to exchange Affinion Holdings’ 2013 senior notes for Affinion Holdings’ Series A warrants to purchase shares of Affinion Holdings’ Class B common stock. In connection with the exchange offer, approximately $88.7 million aggregate principal amount of Affinion Holdings’ 2013 senior notes were exchanged for up to approximately 30.3 million Series A warrants to purchase shares of Affinion Holdings Class B common stock. As a result of the consent solicitations consummated on November 9, 2015, substantially all of the restrictive covenants and certain of the default provisions were removed from the indenture governing the Affinion Holdings’ 2013 senior notes and the collateral securing Affinion Holdings’ 2013 senior notes was released.

Upon consummation of the exchange offers, consent solicitations and rights offering in November 2015, Affinion Holdings effected a reclassification (the “Reclassification”) as follows. Affinion Holdings’ existing Class A Common Stock (including Class A Common Stock issued as a result of a mandatory cashless exercise of all of its Series A Warrants) was converted into (i) shares of Affinion Holdings’ new Class C Common Stock, that upon conversion will represent 5% of the outstanding shares of New Common Stock on a fully diluted basis, and (ii) shares of Affinion Holdings’ new Class D Common Stock, that upon conversion will represent 5% of the outstanding shares of New Common Stock on a fully diluted basis. In addition, Affinion Holdings’ Series A Warrants and Affinion Holdings’ Class B Common Stock were eliminated from Affinion Holdings’ certificate of incorporation and Affinion Holdings’ Series B Warrants were cancelled for no additional consideration.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

10. DEFICIT

As of December 31, 2015, the Company’s capital stock consists of a total of 550,000,000 authorized shares, of which 520,000,000 shares, $0.01 par value per share, are designated as “Common Stock,” 10,000,000 shares, $0.01 par value per share, are designated as “Class C Common Stock,” 10,000,000 shares, $0.01 par value per share, are designated as “Class D Common Stock” and 10,000,000 shares, $0.01 par value per share, are designated as “preferred stock.” As of December 31, 2015, the Company has outstanding (i) 9,093,330 shares of Common Stock, (ii) 490,083 shares of Class C Common Stock and (iii) 515,877 shares of Class D Common Stock. In addition, in lieu of issuing Common Stock to an investor that would otherwise have beneficially owned more than 19.9% of the Common Stock, the Company has issued a Limited Warrant to purchase up to 462,266 shares of Common Stock, which Limited Warrant may only be exercised upon the receipt of requisite regulatory approval. As of December 31, 2015, there were no shares of preferred stock outstanding.

On November 9, 2015, concurrent with the debt exchanges and subscription rights offering, the Company mandatorily cashlessly converted the outstanding Series A warrants to shares of Class A common stock. The 130,133,055 shares of Class A common stock then-outstanding were converted into 490,083 shares of Class C Common Stock and 515,877 shares of Class D Common Clock. In connection with the debt exchanges and subscription rights offering, 9,093,330 shares of Common Stock and a Limited Warrant to purchase 462,266 shares of Common Stock were issued.

As of December 31, 2014, the Company’s authorized capital was comprised of 360 million shares of $0.01 par value per share Class A common stock, 180 million shares of $0.01 par value per share Class B common stock and 10 million shares of $0.01 par value per share preferred stock. In addition, the Company could issue up to 20 million warrants to purchase shares of Class B common stock. As of December 31, 2014, 85,129,859 shares and 84,842,535 shares of Class A common stock were issued and outstanding, respectively, and 115,224,001 warrants were issued and outstanding. There were no shares of Class B common stock or preferred stock outstanding as of December 31, 2014.

During the year ended December 31, 2013, 1,797 shares of Class A common stock were issued in connection with vesting of restricted stock unit awards. There were no shares of Class A common stock issued upon the vesting of restricted stock unit awards during the period from January 1, 2015 through November 9, 2015 or the year ended December 31, 2014. There were no shares of Class A common stock issued upon the exercise of stock options during the period from January 1, 2015 through November 9, 2015 or the years ended December 31, 2014 and 2013.

In connection with the December 2013 exchange of a portion of the Company’s 11.625% senior notes due in 2015 for 13.75%/ 14.50% PIK Toggle senior notes due in 2018, the Company issued 13,498,072 Series A warrants and 70,220,805 Series B warrants. Each Series A warrant had a strike price of $0.01 per warrant and was exercisable for one share of the Company’s Class B common stock. The Series A warrants, which had an issue date fair value of approximately $18.6 million, were exercisable at any time and expired in December 2023. Each Series B warrant had a strike price of $0.01 per warrant and was exercisable for one share of the Company’s Class B common stock. The Series B warrants, which had an issue date fair value of approximately $7.2 million, were not exercisable until the fourth anniversary of the closing date of the debt exchange and expired in December 2023.

In connection with the June 2014 exchange of a portion of the Company’s 13.75%/14.50% PIK Toggle senior notes for Series A warrants to purchase shares of Affinion Holdings’ Class B common stock, the Company issued 30,277,979 Series A warrants. In addition, in connection with a pre-emptive rights offer, the Company issued 1,227,145 Series A warrants.

11. EARNINGS PER SHARE

In the periods prior to the debt exchanges and subscription rights offering on November 9, 2015, the Company’s authorized capital was comprised of Class A Common Stock, Class B Common Stock and preferred stock. There were no shares of Class B Common Stock or preferred stock outstanding as of December 31, 2015 and 2014. The Class A Common Stock and Class B Common Stock were identical in every respect, and the rights and privileges of the holders were identical. Therefore, as the basic and diluted EPS are the same for Class A Common Stock and Class B Common Stock because they were entitled to the same liquidation and dividend rights, the basic and diluted EPS are presented for Class A and B Common Stock for the years ended December 31, 2015, 2014 and 2013.

Subsequent to the debt exchanges and subscription rights offering, the Company changed its capital structure by (i) mandatorily converting all outstanding Series A Warrants into Class A Common Stock, (ii) converting all outstanding shares of Class A Common Stock into shares of Class C and D Common Stock, and (iii) issuing shares of Common Stock. Under the new capital structure, Common Stock participates in profits and losses of the Company but Class C and D Common Stock do not. As the change in capital structure was not the result of a stock dividend or stock split, the Company reflected the change in capital structure prospectively. Therefore, the basic and diluted EPS attributable to common stockholders are presented for the year ended December 31, 2015.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

For the three months ended December 31, 2015, the net income (loss) attributable to Affinion Group Holdings, Inc. was allocated to Class A and B common stockholders and common stockholders based on the number of days these classes of common stock were outstanding in the period. For the nine months ended September 30, 2015 and years ended December 31, 2014 and 2013, the net loss attributable to Affinion Group Holdings, Inc. was entirely allocated to Class A and B common stockholders.

Basic EPS attributable to Class A and B common stockholders is computed by dividing net income (loss) attributable to Class A and B common stockholders by the weighted average number of shares of Class A and B Common Stock outstanding. Diluted EPS attributable to Class A and B common stockholders reflects the potential dilution of warrants, stock options, restricted stock units and incentive awards that could be exercised or converted into shares of Class A and B common stock, and is computed by dividing net income (loss) attributable to Class A and B common stockholders by the weighted average number of shares of Class A and B Common Stock outstanding plus the potentially dilutive securities. There was no potentially dilutive effect for the years ended December 31, 2014 and 2013.

Basic EPS attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding. Diluted EPS attributable to common stockholders reflects the potential dilution of Class C and D common stock, stock options, restricted stock units and incentive awards that could be exercised or converted into shares of Common Stock, and is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding plus the potentially dilutive securities. There was no potentially dilutive effect for the year ended December 31, 2015.

The computation of basic and diluted earnings (loss) per share is set forth below:

($in millions, except per share data)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Numerator:
Net income (loss) attributable to Affinion Group Holdings, Inc.	$135.3	$(428.7)	$(135.5)
Net income (loss) attributable to Class A and B common shareholders	9.8	(428.7)	(135.5)

Net income attributable to common shareholders	$125.5	$—	$—

Denominator for Class A and B Common Stock:
Weighted average shares of Class A and B Common Stock	72,290,489	84,905,434	84,913,295

Basic weighted average shares of Class A and B Common Stock	72,290,489	84,905,434	84,913,295
Weighted average dilutive effect of Series A Warrants	38,131,042	—	—
Weighted average dilutive effect of restricted stock units	96,491	—	—
Weighted average dilutive effect of 2015 retention units	597,657	—	—

Diluted weighted average shares of Class A and B Common Stock	111,115,679	84,905,434	84,913,295

Denominator for Common Stock:
Basic and diluted weighted average shares of Common Stock	1,320,401

Earnings (loss) per share attributable to Class A and B common stockholders:
Basic	$0.14	$(5.05)	$(1.60)

Diluted (a)	$0.09	$(5.05)	$(1.60)

Earnings per share attributable to common stockholders:
Basic	$95.07

Diluted	$95.07

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

(a)	The diluted loss per share attributable to Class A and B common stockholders did not include the weighted average antidilutive effect of warrants, options, RSUs and incentive awards of 30,990,860 and 1,847,543 shares for the year ended December 31, 2014 and 2013, respectively.

12. INCOME TAXES

The income tax benefit (expense) consisted of the following:

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Current:
Federal	$(0.4)	$—	$—
State	(1.0)	(0.4)	(1.5)
Foreign	(3.3)	(4.5)	(4.8)

	(4.7)	(4.9)	(6.3)
Deferred:
Federal	(3.1)	40.9	(8.2)
State	0.7	1.9	(1.1)
Foreign	1.2	0.6	2.0

	(1.2)	43.4	(7.3)

Total income tax benefit (expense)	$(5.9)	$38.5	$(13.6)

Pre-tax income (loss) for domestic and foreign operations before non-controlling interests consisted of the following:

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Domestic	$192.0	$(379.7)	$(62.5)
Foreign	(50.2)	(87.0)	(59.0)

Pre-tax income (loss)	$141.8	$(466.7)	$(121.5)

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Deferred income tax assets and liabilities consisted of the following:

	December 31,
	2015	2014
	(in millions)
Current deferred income tax assets:
Accrued expenses and deferred revenue	$28.4	$44.2
Provision for doubtful accounts	0.1	2.0
Other	20.9	29.7

Current deferred income tax assets	49.4	75.9
Current deferred income tax liabilities:
Profit-sharing receivables from insurance carriers	(3.1)	(5.8)
Accrued expenses	(1.4)	(0.7)
Prepaid expenses	(5.2)	(12.2)

Current deferred income tax liabilities	(9.7)	(18.7)
Valuation allowance	(39.5)	(57.0)

Current net deferred income tax asset	$0.2	$0.2

Non-current deferred income tax assets:
Net operating loss carryforwards	$243.5	$416.8
State net operating loss carryforwards	16.4	28.2
Depreciation and amortization	870.1	827.7
Other	27.5	11.2
Federal tax credits	0.4	38.3

Non-current deferred income tax assets	1,157.9	1,322.2
Non-current deferred income tax liabilities:
Other	(5.7)	(6.7)
Depreciation and amortization	(659.6)	(601.9)

Non-current deferred income tax liabilities	(665.3)	(608.6)
Valuation allowance	(526.3)	(746.3)

Non-current net deferred income tax liability (net of non-current deferred income tax asset included in other non-current assets on the December 31, 2015 and 2014 consolidated balance sheet of $0.6 and $0.3, respectively)	$(33.7)	$(32.7)

As of December 31, 2015, the Company and its subsidiaries had federal net operating loss carryforwards of approximately $514.3 million (which will expire in 2020 through 2034). During 2015, the Company amended its previously filed federal tax return to convert foreign tax credit carryovers of approximately $38.3 million into federal net operating loss deductions.

The Company has state net operating loss carryforwards of approximately $565.7 million (which expire, depending on the jurisdiction, between 2016 and 2034) and state tax credits of $1.9 million (which expire between 2016 and 2020). A full valuation allowance has been recognized with respect to these carryforwards and credits net of the impact of the future reversal of existing taxable temporary differences because it is more likely than not that these assets will not be realized.

The Company also has net operating loss carryforwards in foreign jurisdictions. These net operating losses total approximately $248.2 million (which expire, depending on the jurisdiction, between 2016 and 2035). Affinion Holdings and its subsidiaries have concluded that a valuation allowance relating to approximately $248.1 million of these net operating losses is required due to the uncertainty of their realization.

The net operating losses for tax return purposes are different than the net operating losses for financial statement purposes, primarily due to book to tax differences associated with the Section 338 election and uncertain tax positions. The carrying value of the Company’s valuation allowance against all of its deferred tax assets at December 31, 2015 and 2014 totaled $565.8 million and $803.3 million, respectively. The decrease in valuation allowance of $237.5 million is attributable to an overall decrease in net deferred tax assets primarily related to the limitation of net operating losses to be used on a going forward basis in accordance with the ownership change arising from the 2015 Exchange Offers and the 2015 Rights Offering for the Affinion Holdings Group pursuant to Section 382 of the Internal Revenue Code.

As of December 31, 2014, the Company had federal net operating loss carryforwards of approximately $1,033.3 million (which will expire in 2025 through 2034) and foreign tax credit carryovers of approximately $38.3 million (which will expire in 2015 through 2024).

The Company has state net operating loss carryforwards of approximately $675.4 million (which expire, depending on the jurisdiction, between 2015 and 2034) and state tax credits of $2.1 million (which expire between 2015 and 2019). A full valuation allowance has been recognized with respect to these carryforwards and credits net of the impact of the future reversal of existing taxable temporary differences because it is more likely than not that these assets will not be realized.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Affinion Holdings and its subsidiaries also have net operating loss carryforwards in foreign jurisdictions. These net operating losses total approximately $244.5 million (of the net operating losses that expire, expiring between 2015 and 2032). The Company has concluded that a valuation allowance relating to approximately $244.2 million of these net operating losses is required due to the uncertainty of their realization.

The net operating losses for tax return purposes are different than the net operating losses for financial statement purposes, primarily due to book to tax differences associated with the Section 338 election and uncertain tax positions. The carrying value of the Company’s valuation allowance against all of its deferred tax assets at December 31, 2014 and 2013 totaled $803.3 million and $688.1 million, respectively. The increase in valuation allowance of $115.2 million is attributable to an overall increase in net deferred tax assets primarily related to net operating losses and the valuation requirements associated with the Membership Products goodwill impairment charge.

With the exception of South African, Italian and Turkish subsidiaries, foreign taxable income is recognized currently for federal and state income tax purposes because such operations are entities disregarded for federal and state income tax purposes. The Company does not provide for deferred taxes on the excess of the amount for financial reporting over the tax basis in its South African, Italian and Turkish subsidiaries because they are permanent in duration. As of December 31, 2015, there is a $13.7 million deficit in retained earnings of the South African, Italian and Turkish subsidiaries.

The effective income tax rate differs from the U.S. federal statutory rate as follows:

	For the Year Ended December 31,
	2015	2014	2013
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal expense	12.3	2.9	(0.4)
Change in valuation allowance and other	(170.1)	(20.2)	(47.9)
Taxes on foreign operations at rates different than U.S. federal rates	1.6	(1.0)	(3.2)
Foreign tax credits	—	0.6	3.9
Impairment of goodwill and other long-lived assets	8.8	(8.7)	—
Impact of debt exchanges and subscription rights offering	(57.3)	—	—
Foreign tax credit net operating loss reclassification	17.5	—	—
Federal net operating loss adjustments	145.9	—	—
Stock compensation	7.8	—	—
Prior year accrual and adjustments	2.1	—	—
Non-deductible expenses	0.6	(0.3)	1.4

	4.2%	8.3%	(11.2)%

As noted above, the effective tax rate has fluctuated significantly year over year. With the exception of the 2015 and 2014 goodwill impairment charge, these fluctuations are primarily the result of the change to income before income taxes and non-controlling interest of $141.8 million for the year ended December 31, 2015 compared to losses before income taxes and non-controlling interest of $466.7 million and $121.5 million for the years ended December 31, 2014 and 2013, respectively.

The Company was granted a 50% tax holiday in the Swiss canton of Vaud in 2013. The tax holiday is valid for cantonal purposes from the 2012 start date until the end of the 2017 tax period. The tax holiday can be renewed for an additional five year period provided certain conditions are met.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company recognized $(0.4) million, $(0.6) million and $(0.1) million of interest in income tax expense related to uncertain tax positions arising in 2015, 2014 and 2013, respectively. The Company’s gross unrecognized tax benefits decreased by $0.7 million, decreased by $8.9 million and increased by $4.7 million for the years ended December 31, 2015, 2014 and 2013, respectively, as a result of tax positions for the applicable year.

A reconciliation of the beginning and ending amount of tax reserves for uncertain tax positions for the years ended December 31, 2015, 2014 and 2013 is as follows:

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Unrecognized tax benefits – January 1	$(3.7)	$5.2	$0.5
Gross increase – prior period tax positions	—	—	—
Gross decrease – lapse in statute of limitations	—	—	(0.1)
Gross increase – current period tax positions	0.4	0.9	7.4
Gross decrease – current period tax positions	(1.1)	(9.8)	(2.6)

Unrecognized tax benefits – December 31	$(4.4)	$(3.7)	$5.2

The Company’s income tax returns are periodically examined by various tax authorities. In connection with these and future examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. The Company regularly evaluates the likelihood of additional assessments resulting from these examinations and establishes liabilities, through the provision for income taxes, for potential amounts that may result therefrom. The recognition of uncertain tax benefits are not expected to have a material impact on the Company’s effective tax rate or results of operations. Federal, state and local jurisdictions are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. For significant foreign jurisdictions, tax years in Germany, France, Turkey, Switzerland and the United Kingdom remain open as prescribed by applicable statute. During 2015, income tax waivers were executed in certain states that extend the period subject to examination beyond the period prescribed by statute. There are no significant changes anticipated in accordance with the extension of the income tax statutes in these jurisdictions. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will change significantly within the next 12 months.

13. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company is involved in claims, governmental inquiries and legal proceedings related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters. The Company is also a party to lawsuits which were brought against it and its affiliates and which purport to be a class action in nature and allege that the Company violated certain federal or state consumer protection statutes (as described below). The Company intends to vigorously defend itself against such lawsuits.

On June 17, 2010, a class action complaint was filed against the Company and Trilegiant Corporation (“Trilegiant”) in the United States District Court for the District of Connecticut. The complaint asserts various causes of action on behalf of a putative nationwide class and a California-only subclass in connection with the sale by Trilegiant of its membership programs, including claims under the Electronic Communications Privacy Act (“ECPA”), the Connecticut Unfair Trade Practices Act (“CUTPA”), the Racketeer Influenced Corrupt Organizations Act (“RICO”), the California Consumers Legal Remedies Act, the California Unfair Competition Law, the California False Advertising Law, and for unjust enrichment. On September 29, 2010, the Company filed a motion to compel arbitration of all of the claims asserted in this lawsuit. On February 24, 2011, the court denied the Company’s motion. On March 28, 2011, the Company and Trilegiant filed a notice of appeal in the United States Court of Appeals for the Second Circuit, appealing the district court’s denial of their motion to compel arbitration. On September 7, 2012, the Second Circuit affirmed the decision of the district court denying arbitration. While that issue was on appeal, the matter proceeded in the district court. There was written discovery and depositions. Previously, the court had set a briefing schedule on class certification that called for the completion of class certification briefing on May 18, 2012. However, on March 28, 2012, the court suspended the briefing schedule on the motion due to the filing of two other overlapping class actions in the United States District Court for the District of Connecticut. The first of those cases was filed on March 6, 2012, against the Company, Trilegiant, Chase Bank USA, N.A., Bank of America, N.A., Capital One Financial Corp., Citigroup, Inc., Citibank, N.A., Apollo Global Management, LLC, 1-800-Flowers.Com, Inc., United Online, Inc., Memory Lane, Inc., Classmates Int’l, Inc., FTD Group, Inc., Days Inn Worldwide, Inc., Wyndham Worldwide Corp., People Finderspro, Inc., Beckett Media LLC, Buy.com, Inc., Rakuten USA, Inc., IAC/InteractiveCorp., and Shoebuy.com, Inc. The second of those cases was filed on March 25, 2012, against the same defendants as well as Adaptive Marketing, LLC, Vertrue, Inc., Webloyalty.com, Inc., and Wells Fargo & Co. These two cases assert similar claims as the claims asserted in the earlier-filed lawsuit in connection with the sale by Trilegiant of its membership programs. On April 26, 2012, the court consolidated these three cases. The

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

court also set an initial status conference for May 17, 2012. At that status conference, the court ordered that Plaintiffs file a consolidated amended complaint to combine the claims in the three previously separate lawsuits. The court also struck the class certification briefing schedule that had been set previously. On September 7, 2012, the Plaintiffs filed a consolidated amended complaint asserting substantially the same legal claims. The consolidated amended complaint added Priceline, Orbitz, Chase Paymentech, Hotwire, and TigerDirect as Defendants and added three new Plaintiffs; it also dropped Webloyalty and Rakuten as Defendants. On December 7, 2012, all Defendants filed motions seeking to dismiss the consolidated amended complaint and to strike certain portions of the complaint. Plaintiff’s response brief was filed on February 7, 2013, and Defendants’ reply briefs were filed on April 5, 2013. On September 25, 2013, the court held oral argument on the motions to dismiss. On March 28, 2014, the court ruled on the motions to dismiss, granting them in part and denying them in part. The court dismissed the Plaintiffs’ RICO claims and claims under the California Automatic Renewal Statute as to all defendants. The court also dismissed certain named Plaintiffs as their claims were barred either by the statute of limitations and/or a prior settlement agreement. Certain Defendants were also dismissed from the case. The court also struck certain allegations from the consolidated amended complaint, including certain of Plaintiffs’ class action allegations under CUTPA. As to the Company and Trilegiant, the court denied the motion to dismiss certain Plaintiffs’ claims under ECPA and for unjust enrichment, as well as certain other claims of Plaintiffs under CUTPA.

Also, on December 5, 2012, the Plaintiffs’ law firms in these consolidated cases filed an additional action in the United States District Court for the District of Connecticut. That case is identical in all respects to this case except that it was filed by a new Plaintiff (the named Plaintiff from the class action complaint previously filed against the Company, Trilegiant, 1-800-Flowers.com, and Chase Bank USA, N.A., in the United States District Court for the Eastern District of New York on November 10, 2010). On January 23, 2013, Plaintiff filed a motion to consolidate that case into the existing set of consolidated cases. On June 13, 2013, the court entered an order staying the date for all Defendants to respond to the Complaint until 21 days after the court ruled on the motion to consolidate. On March 28, 2014, the court entered an order granting the motion to consolidate.

On May 12, 2014, remaining Defendants in the consolidated cases filed answers in which they denied the material allegations of the consolidated amended complaint. On April 28, 2014, Plaintiffs filed a motion seeking interlocutory appellate review of portions of the court’s order of March 28, 2014. Briefing on the motion was completed on June 5, 2014. On March 26, 2015, the court denied Plaintiff’s motion for interlocutory appeal. On May 29, 2015, the court issued a scheduling order indicating that discovery was to commence immediately and be completed by December 31, 2015. On May 29, 2015, the court also set deadlines for dispositive motions, which are due February 29, 2016. If no dispositive motions are filed, a joint trial memorandum would be due by April 1, 2016, and jury selection would take place on May 3, 2016. If dispositive motions are filed, the joint trial memorandum would be due by October 3, 2016, and jury selection would take place on November 1, 2016. On June 16, 2015, the court set a schedule for class certification, with plaintiffs’ motion for class certification due on September 15, 2015, and with briefing to be completed by November 30, 2015. Plaintiffs filed their motion for class certification on September 15, 2015, and defendants filed an opposition brief on December 15, 2015. Plaintiffs filed a reply brief on December 22, 2015, and defendants filed a sur-reply on December 29, 2015.

On August 27, 2010, a class action lawsuit was filed against Webloyalty, one of its former clients and one of the credit card associations in the United States District Court for the District of Connecticut alleging, among other things, violations of the Electronic Fund Transfer Act (“EFT”), ECPA, unjust enrichment, civil theft, negligent misrepresentation, fraud and CUTPA violation (the “Connecticut Action”). This lawsuit relates to Webloyalty’s alleged conduct occurring on and after October 1, 2008. On November 1, 2010, the defendants moved to dismiss the initial complaint, which plaintiff then amended on November 19, 2010. On December 23, 2010, Webloyalty filed a second motion to dismiss this lawsuit. On May 15, 2014, the court heard oral argument on plaintiff’s motion to strike the Company’s request for judicial notice of the plaintiff’s membership enrollment documents filed in support of the Company’s second motion to dismiss. On July 17, 2014, the court denied plaintiff’s motion to strike. The court, at the same time, dismissed those claims grounded in fraud, but reserved until further proceedings the determination as to whether all of plaintiff’s claims are grounded in fraud and whether those claims not grounded in fraud are dismissible. The court permitted the plaintiff until August 15, 2014 to amend his complaint and allowed the parties the opportunity to conduct limited discovery, to be completed by September 26, 2014, concerning the issues addressed in its dismissal order. All other discovery was stayed in the case. The July 17, 2014 order indicated that the court would set a further motion to dismiss briefing schedule following the conclusion of this limited discovery. The plaintiff amended his complaint as scheduled, and the parties conducted limited discovery as ordered. After this limited discovery, the parties proposed a motion to dismiss briefing schedule calling for the defendants to file their opening briefs on January 9, 2015. The plaintiff filed his opposition brief on March 24, 2015, and on April 24, 2015, the defendants filed their reply briefs in response to that opposition. On October 15, 2015, the court entered a judgment dismissing all of the plaintiff’s claims with prejudice and without further leave to amend. On November 13, 2015, the plaintiff filed a notice of appeal of the dismissal decision, but no further dates for that appeal have been scheduled. Plaintiff’s opening appeals brief was filed on February 10, 2016. The Company’s answering brief must be filed by April 15, 2016. Plaintiff will then have 14 days in which to file a reply brief if he chooses. The Court has not scheduled a date for a hearing.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

On June 7, 2012, another class action lawsuit was filed in the U.S. District Court for the Southern District of California against Webloyalty that was factually similar to the Connecticut Action. The action claims that Webloyalty engaged in unlawful business practices in violation of California Business and Professional Code § 17200, et seq. and in violation of the CUTPA. Both claims are based on allegations that in connection with enrollment and billing of the plaintiff, Webloyalty charged plaintiff’s credit or debit card using information obtained through a data pass process and without obtaining directly from plaintiff his full account number, name, address, and contact information, as purportedly required under Restore Online Shoppers’ Confidence Act. On September 25, 2012, Webloyalty filed a motion to dismiss the complaint in its entirety and the court scheduled a hearing on the motion for January 14, 2013. Webloyalty also sought judicial notice of the enrollment page and related enrollment and account documents. Plaintiff filed his opposition on December 12, 2012, and Webloyalty filed its reply submission on January 7, 2013. Thereafter, on January 10, 2013, the court cancelled the previously scheduled January 14, 2013 hearing and indicated that it would rule based on the parties’ written submissions without the need for a hearing. On August 28, 2013, the court sua sponte dismissed plaintiff’s complaint without prejudice with leave to amend by September 30, 2013. The plaintiff filed his amended complaint on September 30, 2013, adding purported claims under the ECPA and for unjust enrichment, money had and received, conversion, civil theft, and invasion of privacy. On December 2, 2013, the Company moved to dismiss plaintiff’s amended complaint. Plaintiff responded to the motion on January 27, 2014. On February 6, 2014, the court indicated that it would review the submissions and issue a decision on plaintiff’s motion without oral argument. On September 29, 2014, the court dismissed the plaintiff’s claims on substantive grounds and/or statute of limitations grounds. The court has allowed the plaintiff 28 days to file a motion demonstrating why a further amendment of the complaint would not be futile. On October 27, 2014, the plaintiff filed a motion for leave to amend the complaint and attached a proposed amended complaint. The Company responded to the motion on November 10, 2014. On June 22, 2015, the court entered a final order and judgment denying plaintiff’s motion to amend, dismissing all federal claims with prejudice, and dismissing all state claims without prejudice. On July 10, 2015, plaintiff filed a notice appealing the dismissal decision and denial of his request to further amend his complaint to the U.S. Court of Appeals for the Ninth Circuit. The Company responded to the motion on November 10, 2014. On June 22, 2015, the court entered a final order and judgment denying plaintiff’s motion to amend, dismissing all federal claims with prejudice, and dismissing all state claims without prejudice. On July 10, 2015, plaintiff filed a notice appealing the dismissal decision and denial of his request to further amend his complaint to the U.S. Court of Appeals for the Ninth Circuit. The plaintiff filed his opening appeal brief on November 19, 2015, and the Company’s answering brief was filed on January 19, 2016.

On February 7, 2014 a class action lawsuit was filed against the Company and one of its clients in the United States District Court for the District of Massachusetts alleging, among other things, violations of the EFTA and ECPA, unjust enrichment, money had and received, conversion, misrepresentation, violation of the Massachusetts Consumer Protection Act and equitable relief. Claims are based on allegations that plaintiff was enrolled and billed for a package program without plaintiff’s proper consent and knowledge. On April 4, 2014, the Company filed a motion to dismiss. A hearing on that motion was held on July 24, 2014. On March 11, 2015, the magistrate judge to whom the motion was referred by the district court judge issued a report and recommendation granting in part and denying in part the motion to dismiss. The magistrate judge granted the motion to dismiss on the fraud claim, which was dismissed as time-barred, but denied the remainder of the motion. On March 25, 2015, the Company filed objections to the magistrate judge’s report and recommendation. Briefing on the objections concluded on April 9, 2015. On June 4, 2015, the court accepted and adopted the report and recommendation of the magistrate judge over the Company’s objections. The Company filed its answer to the complaint on July 2, 2015. A scheduling conference was held with the court on August 11, 2015. The court entered an order providing that fact discovery is to be completed by March 31, 2016. On October 2, 2015, plaintiff’s counsel filed a motion to withdraw as counsel. On October 20, 2015, the court granted the motion of plaintiff’s counsel to withdraw as counsel. On October 21, 2015, plaintiff and the Company agreed to settle plaintiff’s claims on an individual, non-class basis for a payment of less than $0.1 million. In connection with such settlement, plaintiff released the Company and its affiliates from all claims that plaintiff had against such parties related to such lawsuit. On November 12, 2015, the parties filed a joint stipulation of dismissal.

Other Contingencies

From time to time, the Company receives inquiries from federal and state agencies which may include the Federal Trade Commission, the Federal Communications Commission, the Consumer Financial Protection Bureau (the “CFPB”), state attorneys general and other state regulatory agencies, including state insurance regulators. The Company responds to these matters and requests for documents, some of which may lead to further investigations and proceedings.

From time to time, our international operations also receive inquiries from consumer protection, insurance or data protection agencies. The Company responds to these matters and requests for documents, some of which may lead to further investigations and proceedings. On January 27, 2015, following voluntary discussions with the Financial Conduct Authority in the United Kingdom, Affinion International Limited (“AIL”), one of our UK subsidiaries, and 11 UK retail banks and credit card issuers, announced a proposed joint arrangement, which allows eligible consumers to make claims for compensation in relation to a discontinued benefit in one of AIL’s products. The proposed arrangement has been approved by a majority of those affected consumers who voted at a creditors’ meeting held on June 30, 2015, and has also been approved by the High Court in London at a hearing held on July 9, 2015. The proposed arrangement, which will not result in the imposition of any fines on AIL or the Company, became effective on August 17, 2015 and eligible customers have until March 18, 2016 to claim compensation (and, in exceptional circumstances, until September 18, 2016). Based on the information currently available, the Company has recorded an estimated liability that represents potential consumers’ refunds to be paid by the Company as part of such arrangement.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

On April 18, 2014, Bank of America, N.A. (“Bank of America”) and FIA Card Services, N.A. (“FIA Card Services”) commenced an arbitration proceeding against Trilegiant and Affinion pursuant to the terms of the parties’ servicing agreements. In the arbitration proceeding, Bank of America asserted various causes of action and requests for monetary and other relief, including a demand for contractual indemnification of the losses and costs, including in particular customer refunds and reasonable attorneys’ fees that Bank of America incurred related to consent orders entered into by Bank of America with the Office of the Comptroller of the Currency on April 7, 2014 and with the CFPB on April 9, 2014. On May 16, 2014, Trilegiant commenced two separate arbitration proceedings against Bank of America, asserting that Bank of America breached the parties’ servicing agreements. On July 7, 2014, the parties agreed to stay one of the arbitrations initiated by Trilegiant and to dismiss the other arbitrations without prejudice, pending mediation. On September 22, 2014, Bank of America and Trilegiant participated in a mediation to attempt to resolve their outstanding disputes. The mediation process was ultimately unsuccessful in resolving the parties’ disputes. As such, the parties have resumed the arbitration process. The arbitration hearing commenced on October 12, 2015 and has not yet concluded. The arbitration hearing is expected to be concluded by the end of the first quarter of 2016. The parties intend to submit post-hearing memoranda, such that a decision is not expected until mid-2016.

In September 2014, the Company received a Notice and Opportunity to Respond and Advise (“NORA”) letter indicating that the CFPB was considering taking legal action against the Company for violations of Sections 1031 and 1036 of the Consumer Financial Protection Act relating to the Company’s identity theft protection products. In July 2015, the Company entered into a Stipulated Final Judgment and Order (“Consent Order”) settling allegations regarding unfair billing practices related to certain of the Company’s protection products and deceptive retention practices related to these same products. The Consent Order was approved by the court on October 27, 2015. The Consent Order requires a payment by the Company of $1.9 million to the CFPB’s civil penalty fund and approximately $6.75 million in consumer restitution, as well as injunctive provisions against the Company related to certain of its billing and retention practices, which are not expected to have a material effect on the Company. The Company is in full compliance with the Consent Order requirements.

On November 30, 2015, PNC Bank, N.A. (“PNC”) filed a pleading called a Praecipe for Writ of Summons (the “Writ”) in the Court of Common Pleas of Allegheny County, Pennsylvania, naming as defendants Trilegiant Corporation, Affinion Benefits Group, LLC, Affinion, and/or Affinion Holdings. The Writ does not include a complaint or any specific factual allegations, and does not allege any claims. However, based on a December 4, 2015 letter from PNC’s counsel, the Company understands that PNC may seek indemnification for (i) certain payments made to PNC customers and (ii) a civil money penalty assessed against PNC by the Office of the Comptroller of the Currency pursuant to consent orders dated October 6, 2014. If PNC files a complaint, Affinion intends to defend itself vigorously against any claims that PNC may assert.

The Company believes that the amount accrued for the above litigation and contingencies matters is adequate, and the reasonably possible loss beyond the amounts accrued will not have a material effect on its consolidated financial statements, taken as a whole, based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that accruals are adequate and it intends to vigorously defend itself against such matters, unfavorable resolution could occur, which could have a material effect on the Company’s consolidated financial statements, taken as a whole.

Surety Bonds and Letters of Credit

In the ordinary course of business, the Company is required to provide surety bonds to various state authorities in order to operate its membership, insurance and travel agency programs. As of December 31, 2015, the Company provided guarantees for surety bonds totaling approximately $10.8 million and issued letters of credit totaling $14.6 million.

Leases

The Company has noncancelable operating leases covering various facilities and equipment. Rent expense totaled $17.6 million, $18.5 million and $21.8 million for the years ended December 31, 2015, 2014 and 2013. At December 31, 2015 and 2014, the Company has accrued $0.9 million and $1.0 million, respectively, included in other long-term liabilities on the consolidated balance sheets, in connection with asset retirement obligations relating to its leased facilities.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Future minimum lease payments required under non-cancelable operating leases, net of sublease receipts, as of December 31, 2015 are as follows:

Amount
(in millions)
2016	$18.6
2017	17.6
2018	16.2
2019	13.5
2020	12.5
Thereafter	31.3

Future minimum lease payments	$109.7

Other Commitments

In the ordinary course of business, the Company enters into purchase agreements for its marketing and membership program support and travel services. The commitments covered by these agreements as of December 31, 2015 totaled approximately $13.2 million for 2016, $6.3 million for 2017, $6.3 million for 2018, $3.7 million for 2019 and $1.5 million for 2020.

At December 31, 2015 and 2014, the Company had accrued $0.9 million and $1.1 million, respectively, related to facility exit costs, which are included in other long-term liabilities on the December 31, 2015 and 2014 consolidated balance sheets.

14. STOCK-BASED COMPENSATION

In connection with the closing of the Apollo Transactions on October 17, 2005, Affinion Holdings adopted the 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan authorizes the Board of Directors (the “Board”) of Affinion Holdings to grant non-qualified, non-assignable stock options and rights to purchase shares of Affinion Holdings’ common stock to directors and employees of, and consultants to, Affinion Holdings and its subsidiaries. Options granted under the 2005 Plan have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant. Stock awards have a purchase price determined by the Board. The Board was authorized to grant up to 4.9 million shares of Affinion Holdings’ common stock under the 2005 Plan over a ten year period. As discussed below, no additional grants may be made under Affinion Holdings’ 2005 Plan on or after November 7, 2007, the effective date of the 2007 Plan, as defined below.

In November 2007, Affinion Holdings adopted the 2007 Stock Award Plan (the “2007 Plan”). The 2007 Plan authorizes the Board to grant awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of these awards to directors and employees of, and consultants to, Affinion Holdings and its subsidiaries. Unless otherwise determined by the Board of Directors, options granted under the 2007 Plan will have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant. Stock awards have a purchase price determined by the Board. The Board was authorized to grant up to 10.0 million shares of Affinion Holdings’ common stock under the 2007 Plan over a ten year period. As discussed below, no additional grants may be made under Affinion Holdings’ 2005 Plan on or after November 9, 2015, the date of the effective date of the Reclassification, as defined below, and all outstanding options granted under the 2007 Plan were cancelled for no consideration, effective November 9, 2015.

In connection with the acquisition of Webloyalty in January 2011, the Company assumed the Webloyalty Holdings, Inc. 2005 Equity Award Plan (the “Webloyalty 2005 Plan”). The Webloyalty 2005 Plan, adopted by Webloyalty’s board of directors in May 2005, authorized Webloyalty’s board of directors to grant awards of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and performance compensation awards or any combination of these awards to directors and employees of, and consultants to, Webloyalty. Unless otherwise determined by Webloyalty’s board of directors, incentive stock options granted under the Webloyalty 2005 Plan were to have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant and nonqualified stock options granted under the Webloyalty 2005 Plan were to have an exercise price no less than the par value of a share of Webloyalty’s common stock on the date of grant. The Webloyalty board of directors was authorized to grant shares of Webloyalty’s common stock under the Webloyalty 2005 Plan over a ten year period. In connection with the Reclassification, as defined below, all outstanding options granted under the Webloyalty 2005 Plan were cancelled for no consideration, effective November 9, 2015.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

On November 9, 2015, in conjunction with the debt exchanges consummated by Affinion Holdings, Affinion Group and Affinion Investments, Affinion Holdings effected a reclassification (the “Reclassification”). Immediately prior to the Reclassification, Affinion Holdings’ Series A warrants were mandatorily cashlessly exercised for shares of Affinion Holdings’ Class A common stock and Affinion Holdings’ Series B warrants were cancelled for no additional consideration. In addition, all issued and outstanding options under the Webloyalty 2005 Plan and the 2007 Plan were cancelled for no additional consideration. Stock options issued and outstanding under the 2005 Plan were not affected by the cancellation. In accordance with the Reclassification, Affinion Holdings’ Class A common stock was converted into shares of Affinion Holdings’ Class C common stock, par value $0.01 per share and Affinion Holdings’ Class D common stock, par value $0.01 per share. Issued and outstanding options under the 2005 Plan were converted into options to acquire shares of Affinion Holdings’ Class C common stock and shares of Affinion Holdings’ Class D common stock. The number of Class C shares and Class D shares subject to the issued and outstanding options were adjusted based on the conversion ratio utilized for the conversion of the Class A common stock, and the exercise price was correspondingly adjusted. As of December 31, 2015, there were outstanding options to acquire approximately 7,800 shares of Affinion Holdings’ Class C common stock and approximately 8,200 shares of Affinion Holdings Class D common stock. The exercise price of the outstanding options, all of which were vested at December 31, 2015, is $149.83 and the issued and outstanding options granted to employees have a weighted average contractual life of 8.3 years and the issued and outstanding options granted to directors have a weighted average contractual life of 4.2 years.

On November 9, 2015, the Board of Directors adopted the 2015 Equity Incentive Plan (the “2015 Equity Incentive Plan”), which authorizes the Compensation Committee to grant stock options, restricted stock, restricted stock units and other equity-based awards. Under the 2015 Equity Incentive Plan, 10% of the outstanding shares of common stock have been reserved for issuance pursuant to awards. As of December 31, 2015, no awards have been made under the 2015 Equity Incentive Plan.

For employee stock awards, the Company recognizes compensation expense, net of estimated forfeitures, over the requisite service period, which is the period during which the employee is required to provide services in exchange for the award. The Company has elected to recognize compensation cost for awards with only a service condition and have a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Stock Options

During the years ended December 31, 2015, 2014 and 2013, there were no stock options granted to employees from the 2005 Plan. All options previously granted were granted with an exercise price equal to the estimated fair market value of a share of the underlying common stock on the date of grant.

Stock options granted to employees from the 2005 Plan are comprised of three tranches with the following terms:

	Tranche A	Tranche B	Tranche C
Vesting	Ratably over 5 years*	100% after 8 years**	100% after 8 years**
Initial option term	10 years	10 years	10 years

*	In the event of a sale of the Company, vesting for tranche A occurs 18 months after the date of sale.
**	Tranche B and C vesting would be accelerated upon specified realized returns to Apollo.

On March 28, 2014, the Company modified approximately 1.9 million of the outstanding options under the 2005 Plan, adjusting the exercise price to $1.14 per common share and extending the contractual life of the modified options until April 1, 2024.

During the year ended December 31, 2015, there were no stock options granted to employees from the 2007 Plan. During the years ended December 31, 2014 and 2013, 1.4 million and 0.4 million, respectively, of stock options were granted to employees from the 2007 Plan. All options granted were granted with an exercise price equal to the estimated fair market value of a share of the underlying common stock on the date of grant.

The stock options granted to employees from the 2007 Plan have the following terms:

Vesting period	Ratably over 4 years
Initial option term	10 years

On March 28, 2014, the Company modified approximately 2.4 million of the outstanding options under the 2007 Plan, adjusting the exercise price to $1.14 per common share and extending the contractual life of the modified options until April 1, 2024.

During the year ended December 31, 2014, 0.1 million stock options were granted to members of the Board of Directors. During the years ended December 31, 2015 and 2013, there were no stock options granted to members of the Board of Directors. Generally, options granted to members of the Board of Directors fully vest on the date of grant and have an initial option term of 10 years. On March 28, 2014, the Company modified approximately 0.2 million of the outstanding options granted to members of the Board of Directors, adjusting the exercise price to $1.14 per common share and extending the contractual life of the modified options until April 1, 2024.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

The fair value of each option award from the 2007 Plan during the years ended December 31, 2014 and 2013 was estimated on the date of grant using the Black-Scholes option-pricing model based on the assumptions noted in the following table. Expected volatilities are based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options are expected to be outstanding, and is based on the average of the requisite service period and the contractual term of the option.

	2014 Grants	2013 Grants
Expected volatility	85%	50%
Expected life (in years)	6.25	6.25
Risk-free interest rate	2.04%	1.15%
Expected dividends	—	—

A summary of option activity for the 2005 Plan and the 2007 Plan for the years ended December 31, 2015, 2014 and 2013 is presented below (number of options in thousands):

	2005 Plan Grants to Employees - Tranche A	2005 Plan Grants to Employees - Tranche B	2005 Plan Grants to Employees - Tranche C	Grants to Board of Directors	2007 Plan Grants to Employees
Outstanding options at January 1, 2013	1,390	681	681	423	3,562
Granted	—	—	—	—	370
Exercised	—	—	—	—	—
Forfeited or expired	(44)	(19)	(19)	(71)	(638)

Outstanding options at December 31, 2013	1,346	662	662	352	3,294
Granted	—	—	—	75	1,440
Exercised	—	—	—	—	—
Forfeited or expired	(237)	(108)	(108)	(44)	(731)

Outstanding options at December 31, 2014	1,109	554	554	383	4,003
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited or expired	(209)	(106)	(106)	—	(435)
Cancelled	—	—	—	(107)	(3,568)
Reclassification adjustment	(893)	(445)	(445)	(274)	—

Outstanding options at December 31, 2015	7	3	3	2	0

Weighted average grant date fair value per option granted in 2013	$—	$—	$—	$—	$4.00

Weighted average grant date fair value per option granted in 2014	$—	$—	$—	$0.83	$0.83

Weighted average exercise price of exercisable options at December 31, 2015	$147.12	$147.12	$147.12	$167.44	$—

Weighted average exercise price of outstanding options at December 31, 2015	$147.12	$147.12	$147.12	$167.44	$—

The weighted average exercise prices of outstanding options at December 31, 2015, 2014 and 2013 were $149.83, $1.72 and $5.86, respectively. The weighted average exercise price of options forfeited or expired during the period from January 1, 2015 through November 9, 2015 was $1.25. The weighted average exercise prices of options granted and forfeited during 2014 were $1.14 and $4.97, respectively. The weighted average exercise prices of options granted and forfeited during 2013 were $3.97 and $8.34, respectively. Based on the estimated fair values of options granted, stock-based compensation expense for the years ended December 31, 2015, 2014 and 2013 totaled $2.2 million, $6.4 million and $3.7 million, respectively. The stock-based compensation expense recognized during the year ended December 31, 2015 included $1.0 million of stock-based compensation expense recognized due to the cancellation of options issued and outstanding under the 2007 Plan. The stock-based compensation expense recognized during the year ended December 31, 2014 included $3.4 million of stock-based compensation expense recognized during the three months ended March 31, 2014 related to the modification of certain stock options held by approximately 200 employees. As of December 31, 2015, there was no unrecognized compensation cost related to unvested stock options.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Restricted Stock Units

On March 30, 2012, the Board’s Compensation Committee approved the 2012 Retention Award Program (the “2012 RAP”), which provides for awards of RSUs under the 2007 Stock Award Plan. During the year ended December 31, 2012, the Company granted approximately 1.4 million RSUs to key employees. The RSUs awarded under the 2012 RAP have an aggregate cash election dollar value of approximately $11.3 million and are subject to time-based vesting conditions that generally ran through December 31, 2014. Generally, the number of RSUs awarded to each participant is equal to the quotient of (i) the dollar value of the award, divided by (ii) $8.16, the value per share of Affinion Holdings’ common stock as of the grant date. Upon vesting of the RSUs, participants are able to settle the RSUs in shares of common stock or elect to receive cash in lieu of shares of common stock upon any of the three vesting dates for such RSUs. Due to the ability of the participants to settle their awards in cash, the Company accounts for these RSUs as a liability award.

A summary of restricted stock unit activity for the years ended December 31, 2015, 2014 and 2013 is presented below (number of restricted stock units in thousands):

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding restricted unvested awards at January 1, 2013	1,333	$8.18
Granted	—	—
Vested	(838)	8.19
Forfeited	(71)	8.16

Outstanding restricted unvested awards at December 31, 2013	424	8.16
Granted	522	1.14
Vested	(332)	8.16
Forfeited	(92)	8.16

Outstanding restricted unvested awards at December 31, 2014	522	1.14
Granted	—	—
Vested	(261)	1.14
Forfeited	—	—

Outstanding restricted unvested awards at December 31, 2015	261	$1.14

Weighted average remaining contractual term (in years)	0.1

Based on the estimated fair value of the restricted stock units granted, stock-based compensation expense for the years ended December 31, 2015, 2014 and 2013 was $0.3 million, $1.1 million and $5.9 million, respectively. As of December 31, 2015, there was less than $0.1 million of unrecognized compensation cost related to the remaining vesting period of restricted stock units granted under the 2007 Plan which will be recognized in the first quarter of 2016.

Incentive Awards

On April 1, 2014, the Compensation Committee of the Board approved the terms of the Affinion Group Holdings, Inc. 2014 Performance Incentive Award Program (the “2014 Performance Program”), an equity and cash incentive award program intended to foster retention of key employees of the Company. The awards to key employees consisted of performance incentive units (“PIUs”) and a cash incentive award (“CIA”) and the aggregate cash value of awarded PIUs and CIA comprised the Award Value. The number of PIUs awarded to a participant, which would have been awarded from the 2007 Plan, were equal to the quotient of (i) 50% of the Award Value divided by (ii) the fair market value per share of common stock as of the grant date, which was determined to be $1.14. The amount of the CIA granted to a participant was equal to 50% of the Award Value. Each of the two components of an award was subject to adjustment based on the achievement of performance goals. The awards were subject to certain performance and time-based vesting factors. The maximum number of PIUs and the maximum amount of the CIA into which a participant would be eligible to vest would be determined based on the achievement of certain overall corporate and business unit performance goals, as applicable, during the 2014 calendar year. A participant’s maximum amount of PIUs and the maximum amount of a participant’s CIA would vest in three substantially equal installments on March 15, 2015, 2016 and 2017, subject to that participant’s continued service with the Company on each applicable vesting date. Each PIU that would have vested on a vesting date would be settled for a share of common stock and for the portion of the CIA that vested on a vesting date the Company would have paid the participant an amount equal to the vested portion of the CIA. The aggregate award value granted to participants under the 2014 Performance Program was approximately

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

$9.6 million, subject to adjustment as described above. In March 2015, the Compensation Committee determined that the performance goals established under the 2014 Performance Program had not been achieved and therefore the PIUs and CIA were not eligible to vest and were terminated. During the year ended December 31, 2014, compensation expense of $2.2 million was recognized, of which $1.1 million related to the common stock portion of the Performance Program awards. During the year ended December 31, 2015, the Company recognized an expense reduction related to the 2014 Performance Program of $2.2 million, of which $1.1 million related to the common stock portion of the 2014 Performance Program awards.

On March 16, 2015, the Compensation Committee of the Board approved the terms of (i) the Affinion Group Holdings, Inc. 2015 Retention Award Program (the “2015 Retention Program”), an equity and cash incentive award program intended to foster retention of key employees of Affinion Holdings and its subsidiaries, and (ii) the awards (the “Retention Awards”) to each such key employee consisting of retention units (“RUs”) and a cash retention award (“CRA”) to be made by Affinion Holdings under the 2015 Retention Program. Each Retention Award will entitle the employee to one share of Affinion Holdings’ common stock for each RU and a cash payment in respect of the CRA, in each case, subject to applicable withholding taxes, when the applicable vesting conditions for the Retention Awards are met. The Retention Awards are subject to time-based vesting conditions. An employee’s RUs and CRA will vest in two substantially equal installments on each of March 15, 2016 and March 15, 2017 (each, a “Vesting Date”), subject to that employee’s continued service with Affinion Holdings and its subsidiaries on each applicable Vesting Date. An employee’s RUs and the portion of his or her CRA that become vested as of a given Vesting Date in accordance with the above vesting criteria will be settled as follows: (i) for each RU that vests on such Vesting Date, Affinion Holdings will deliver to the employee on the Settlement Date one share of common stock and (ii) for the portion of the CRA that vests on such Vesting Date, Affinion Holdings will pay to the employee on the Settlement Date an amount in cash equal to such vested portion of the CRA, in each case, subject to applicable tax withholding. An employee’s RUs and the portion of his or her CRA that become vested on a given Vesting Date will be settled as soon as practicable following such Vesting Date but in no event later than the sixtieth (60th) day following such Vesting Date (the “Settlement Date”). Upon termination of employment for any reason, an employee will forfeit the entire unvested portion of his or her Retention Award. In connection with the Reclassification, outstanding Retention Awards under the 2015 Retention Plan are unchanged, other than awards that called for vesting of Class A Common Stock will now vest in an adjusted number of shares of Class C Common Stock and Class D Common Stock. The aggregate award value granted to participants under the 2015 Retention Program outstanding as of December 31, 2015 was approximately $7.9 million, net of forfeitures of $0.5 million. During the year ended December 31, 2015, the Company recognized expense related to the 2015 Retention Program of $3.1 million, of which $1.6 million related to the common stock portion of the 2015 Retention Program awards.

15. EMPLOYEE BENEFIT PLANS

The Company sponsors a domestic defined contribution savings plan that provides certain eligible employees an opportunity to accumulate funds for retirement. Under the domestic 401(k) defined contribution plan, the Company matched the contributions of participating employees based on 100% of the first 4% of the participating employee’s contributions up to 4% of the participating employee’s salary. The Company also sponsors certain other international defined contribution retirement plans that are customary in each local country. Under these local country defined contribution plans, the Company contributes between 6% and 10% of each participating employee’s salary or as otherwise provided by the plan. The Company recorded aggregate defined contribution plan expense of $6.6 million, $7.4 million and $7.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The Company sponsors certain other international defined benefit retirement plans that are customary in each local country, including a multi-employer plan in one country. Under these local country defined benefit pension plans, benefits are based on a percentage of an employee’s final average salary or as otherwise described by the plan. These plans are not material, individually or in the aggregate, to the consolidated financial statements.

16. RELATED PARTY TRANSACTIONS

Post-Closing Relationships with Cendant

Cendant has agreed to indemnify the Company, Affinion and the Company’s affiliates (collectively the “indemnified parties”) for breaches of representations, warranties and covenants made by Cendant, as well as for other specified matters, certain of which are described below. Affinion and the Company have agreed to indemnify Cendant for breaches of representations, warranties and covenants made in the purchase agreement, as well as for certain other specified matters. Generally, all parties’ indemnification obligations with respect to breaches of representations and warranties (except with respect to the matters described below) (i) are subject to a $0.1 million occurrence threshold, (ii) are not effective until the aggregate amount of losses suffered by the indemnified party exceeds $15.0 million (and then only for the amount of losses exceeding $15.0 million), and (iii) are limited to $275.1 million of recovery. Generally, subject to certain exceptions of greater duration, the parties’ indemnification obligations with respect to representations and warranties survived until April 15, 2007 with indemnification obligations related to covenants surviving until the applicable covenant has been fully performed.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

In connection with the purchase agreement, Cendant agreed to specific indemnification obligations with respect to the matters described below.

Excluded Litigation. Cendant has agreed to fully indemnify the indemnified parties with respect to any pending or future litigation, arbitration, or other proceeding relating to accounting irregularities in the former CUC International, Inc. announced on April 15, 1998.

Certain Litigation and Compliance with Law Matters. Cendant has agreed to indemnify the indemnified parties up to specified amounts for: (a) breaches of its representations and warranties with respect to legal proceedings that (1) occur after the date of the purchase agreement, (2) relate to facts and circumstances related to the business of Affinion Group, LLC or Affinion International Holdings Limited (“Affinion International”), and (3) constitute a breach or violation of its compliance with law representations and warranties and (b) breaches of its representations and warranties with respect to compliance with laws to the extent related to the business of Affinion Group LLC or Affinion International.

Cendant, Affinion and the Company have agreed that losses up to $15.0 million incurred with respect to these matters will be borne solely by the Company and losses in excess of $15.0 million will be shared by the parties in accordance with agreed upon allocations. The Company has the right at all times to control litigation related to shared losses and Cendant has consultation rights with respect to such litigation.

Prior to 2009, Cendant (i) distributed the equity interests it previously held in its hospitality services business (“Wyndham”) and its real estate services business (“Realogy”) to Cendant stockholders and (ii) sold its travel services business (“Travelport”) to a third party. Cendant continues as a re-named publicly traded company which owns the vehicle rental business (“Avis Budget,” together with Wyndham and Realogy, the “Cendant Entities”). Subject to certain exceptions, Wyndham and Realogy have agreed to share Cendant’s contingent and other liabilities (including its indemnity obligations to the Company described above and other liabilities to the Company in connection with the Apollo Transactions) in specified percentages. If any Cendant Entity defaults in its payment, when due, of any such liabilities, the remaining Cendant Entities are required to pay an equal portion of the amounts in default. Wyndham held a portion of the preferred stock issued in connection with the Apollo Transactions until the preferred stock was redeemed in 2011, and a portion of the warrants issued in connection with the Apollo Transactions until the warrants expired in 2011, while Realogy was subsequently acquired by an affiliate of Apollo and remained an affiliate of Apollo until July 2013. Therefore, for the years ended December 31, 2015, 2014 and 2013, only Realogy was a related party for the period from January 1, 2013 through July 2013.

Other Agreements

On October 17, 2005, Apollo entered into a consulting agreement with the Company for the provision of certain structuring and advisory services. The consulting agreement allowed Apollo and its affiliates to provide certain advisory services for a period of twelve years or until Apollo owned less than 5% of the beneficial economic interests of the Company, whichever was earlier. The agreement could be terminated earlier by mutual consent. The Company was required to pay Apollo an annual fee of $2.0 million for these services commencing in 2006. On January 14, 2011, the Company and Apollo entered into an Amended and Restated Consulting Agreement (“Consulting Agreement”), pursuant to which Apollo and its affiliates would continue to provide Affinion with certain advisory services on substantially the same terms as the previous consulting agreement, except that the annual fee paid by Affinion increased to $2.6 million from $2.0 million, commencing January 1, 2012, with an additional one-time fee of $0.6 million which was paid in January 2011 in respect of calendar year 2011. In connection with the December 2013 refinancing of Affinion’s 2006 senior subordinated notes and Affinion Holdings’ 2010 senior notes, Apollo and the Company further amended the consulting agreement, pursuant to which Apollo would not be paid any fees due under the consulting agreement until such time as none of Affinion Holdings’ 2013 senior notes remained outstanding. If a transaction was consummated involving a change of control or an initial public offering, then, in lieu of the annual consulting fee and subject to certain qualifications, Apollo could have elected to receive a lump sum payment equal to the present value of all consulting fees payable through the end of the term of the consulting agreement.

In addition, the Company would have been required to pay Apollo a transaction fee if it engaged in any merger, acquisition or similar transaction. The Company would have also indemnified Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the consulting agreement.

In connection with the exchange offers and rights offering consummated on November 9, 2015, each of the parties to the Consulting Agreement entered into a termination agreement for no additional consideration. As a result of the termination of the consulting agreement, the Company has no obligation to pay Apollo any previously accrued and unpaid amounts for prior services rendered under the consulting agreement. The amounts expensed related to this consulting agreement were $2.6 million for each of the years ended December 31, 2014 and 2013, and a benefit of $2.6 million was recognized for the year ended December 31, 2015, which is included in general and administrative expenses in the accompanying audited condensed consolidated statement of comprehensive income.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

In July 2014, Novitex Enterprise Solutions (“Novitex”), a document outsourcing provider owned by affiliates of Apollo, commenced providing administrative services to the Company. In addition, in June 2015, Novitex assumed responsibility for the performance and management of the Company’s domestic print and mailing operations. During the years ended December 31, 2015 and 2014, the Company recognized expenses of $3.1 million and $0.4 million, respectively, which are included in general and administrative expenses in the accompanying consolidated statement of comprehensive income. In connection with the transfer of responsibility for performance and management of the Company’s domestic print and mailing operations, the Company also recognized a reduction of operating expense of $1.0 million for the year ended December 31, 2015 for usage of certain equipment by Novitex and during the year ended December 31, 2015 also sold certain assets to Novitex for $0.1 million and recognized a gain of less than $0.1 million.

SkyMall, which was acquired by the Company in September 2014, provides fulfillment services to Caesar’s Entertainment Corporation, which is owned by an affiliate of Apollo. During the year ended December 31, 2015 and the period from September 9, 2014 through December 31, 2014, the Company recognized revenues, net of the cost to acquire the merchandise and gift cards, of $0.9 million and $2.7 million, respectively, which are included in net revenues in the accompanying consolidated statements of comprehensive income.

In July 2006, affiliates of Apollo acquired one of the Company’s vendors, SOURCEHOV, LLC (formerly SOURCECORP Incorporated), that provided document and information services to the Company. The fees incurred for these services were $0.6 million for the year ended December 31, 2013, which are included in cost of revenues in the accompanying consolidated statements of comprehensive income. As a result of the sale in 2013 of SOURCEHOV, LLC by the affiliates of Apollo, SOURCEHOV, LLC was not a related party during the years ended December 31, 2015 and 2014.

During the year ended December 31, 2015, the Company sold its investment in Prospectiv Direct, LLC for cash proceeds of $0.1 million, shares of common stock of the buyer valued at $0.2 million and receivables of $0.7 million, which has been recorded at its estimated net realizable value of $0.4 million. In connection with the sale, the Company recognized a gain of $0.7 million which is included in other income, net in the accompanying consolidated statement of comprehensive income for the year ended December 31, 2015 and also recognized revenue of $0.2 million related to the settlement of future royalty income due to the Company.

On January 28, 2010, the Company acquired an ownership interest of approximately 5%, subsequently reduced to approximately 2.9%, in Alclear Holdings, LLC (“Alclear”) for $1.0 million. A family member of one of the Company’s directors, at that time, controls and partially funded Alclear and serves as its chief executive officer. In March 2015, the Company sold its ownership interest in Alclear to certain existing members of Alclear who are not related parties or otherwise affiliated with the Company for $1.5 million, and the related gain of $0.5 million is included in other income, net in the accompanying consolidated statement of comprehensive income for the year ended December 31, 2015. The Company continued to provide support services to Alclear and recognized revenue of $0.4 million, $0.5 million and $0.9 million, respectively, for the years ended December 31, 2015, 2014 and 2013. On January 6, 2016, the Company received a notice of termination from Alclear of the master services agreement.

On May 8, 2013, in connection with his resignation as Chief Executive Officer of Global Retail Services and Co-President of Affinion, Mr. Richard J. Fernandes entered into a consulting agreement with Trilegiant Corporation, a wholly owned subsidiary of the Company, effective May 13, 2013, pursuant to which he would continue working with the Company until the one-year anniversary of such resignation. The contract was subsequently amended to extend the term on a month-to-month basis and the contract could be terminated by either party upon thirty days written notice. Mr. Fernandes provided certain consulting services to the Company on a part-time basis and received a fee of $7,500 per month, subject to increase depending on the level of consulting services provided. The agreement also provided for reimbursement of Mr. Fernandes’ out-of-pocket business and travel expenses and for his healthcare insurance costs during the contract period. The consulting agreement was terminated during the fourth quarter of 2015.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

17. FINANCIAL INSTRUMENTS

As disclosed in Note 2—Summary of Significant Accounting Policies, as a matter of policy, the Company does not use derivatives for trading or speculative purposes.

The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity for the Company’s long-term debt as of December 31, 2015.

	2016	2017	2018	2019	2020	2021 and Thereafter	Total	Fair Value At December 31, 2015
	(in millions)
Fixed rate debt	$0.1	$—	$620.6	$—	$—	$—	$620.7	$397.0
Average interest rate	8.01%	8.01%	7.97%
Variable rate debt	$7.7	$7.8	$1,170.9	$—	$—	$—	$1,186.4	$1,061.4
Average interest rate (a)	7.38%	7.38%	7.68%

(a)	Average interest rate is based on rates in effect at December 31, 2015.

Foreign Currency Forward Contracts

On a limited basis the Company has entered into 30 day foreign currency forward contracts, and upon expiration of the contracts, entered into successive 30 day foreign currency forward contracts. The contracts have been entered into to mitigate the Company’s foreign currency exposures related to intercompany loans which are not expected to be repaid within the next twelve months and that are denominated in Euros and British pounds. At December 31, 2015, the Company had in place contracts to sell EUR 10.0 million and receive $10.9 million and to sell GBP 13.9 million and receive $20.5 million.

During the years ended December 31, 2015, 2014 and 2013, the Company recognized realized gains of $4.2 million and $5.0 million and a realized loss of $1.7 million, respectively, on the forward contracts. The Company had a de minimis unrealized loss as of December 31, 2015 on the foreign currency forward contracts.

Credit Risk and Exposure

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of receivables, profit-sharing receivables from insurance carriers, prepaid commissions and interest rate swaps. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties. Receivables are due from various marketing, insurance and business partners and the Company maintains an allowance for losses, based upon expected collectability. Commission advances are periodically evaluated as to recovery.

Fair Value

The Company determines the fair value of financial instruments as follows:

a.	Cash and Cash Equivalents, Restricted Cash, Receivables, Profit-Sharing Receivables from Insurance Carriers and Accounts Payable—Carrying amounts approximate fair value at December 31, 2015 and 2014 due to the short-term maturities of these assets and liabilities.

b.	Long-Term Debt—The Company’s estimated fair value of its long-term fixed-rate debt at December 31, 2015 and 2014 is based upon available information for debt having similar terms and risks. The fair value of the publicly-traded debt is the published market price per unit multiplied by the number of units held or issued without consideration of transaction costs. The fair value of the non-publicly-traded debt, substantially all of which is variable-rate debt, is based on third party indicative valuations and estimates prepared by the Company after consideration of the creditworthiness of the counterparties.

c.	Foreign Currency Forward Contracts—At December 31, 2015 and 2014, the Company’s estimated fair value of its foreign currency forward contracts is based upon available market information. The fair value of the foreign currency forward contracts is based on significant other observable inputs, adjusted for contract restrictions and other terms specific to the foreign currency forward contracts. The fair value has been determined after consideration of foreign currency exchange rates and the creditworthiness of the parties to the foreign currency forward contracts. The counterparty to the foreign currency forward contracts is a major financial institution. The Company does not expect any losses from non-performance by this counterparty.

Current accounting guidance establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Level 1 inputs to a fair value measurement are quoted market prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

There were no financial instruments measured at fair value on a recurring basis as of December 31, 2015 and 2014, other than foreign currency forward contracts. Such contracts have historically had a term of approximately thirty days and have been held to maturity. The fair value of the foreign currency forward contracts is measured based on significant observable inputs (Level 2).

The following tables summarize assets measured at fair value using Level 3 inputs on a nonrecurring basis subsequent to initial recognition:

	Fair Value Measurements at December 31, 2015
	Fair Value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Losses Year Ended December 31, 2015
	(in millions)
Goodwill—Membership Products	$—	$—	$—	$—	$(89.6)

	Fair Value Measurements at December 31, 2014
	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Losses Year Ended December 31, 2014
	(in millions)
Goodwill—Membership Products	$89.6	$—	$—	$89.6	$(292.4)

18. SEGMENT INFORMATION

Management evaluates the operating results of each of its reportable segments based upon several factors, of which the primary factors are revenue and “Segment EBITDA,” which the Company defines as income from operations before depreciation and amortization. The presentation of Segment EBITDA may not be comparable to similarly titled measures used by other companies.

The Segment EBITDA of the Company’s four reportable segments does not include general corporate expenses. General corporate expenses include costs and expenses that are of a general corporate nature or managed on a corporate basis, including primarily stock-based compensation expense and consulting fees payable to Apollo. General corporate expenses have been excluded from the presentation of the Segment EBITDA for the Company’s four reportable segments because they are not reported to the chief operating decision maker for purposes of allocating resources among operating segments or assessing operating segment performance. The accounting policies of the reportable segments are the same as those described in Note 2—Summary of Significant Accounting Policies in the Company’s Form 10-K for the year ended December 31, 2015.

Net Revenues

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Membership Products	$404.5	$446.9	$531.9
Insurance and Package Products	262.9	264.0	298.5
Global Loyalty Products	164.1	170.9	169.8
International Products	339.5	362.9	336.7
Eliminations	(1.2)	(1.9)	(2.2)

	$1,169.8	$1,242.8	$1,334.7

Inter-segment net revenues were not significant to the net revenues of any one segment.

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Segment EBITDA

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Membership Products	$48.6	$62.2	$85.9
Insurance and Package Products	77.6	63.1	65.0
Global Loyalty Products	60.1	68.1	67.0
International Products	38.2	2.6	9.8

Total products	224.5	196.0	227.7
Corporate	(6.0)	(22.6)	(23.1)
Impairment of goodwill and other long-lived assets	(93.2)	(292.4)	(1.6)

Total Segment EBITDA	$125.3	$(119.0)	$203.0

Provided below is a reconciliation of Segment EBITDA to income from operations.

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Segment EBITDA	$125.3	$(119.0)	$203.0
Depreciation and amortization	(89.8)	(109.7)	(113.9)

Income from operations	$35.5	$(228.7)	$89.1

Depreciation and Amortization

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Membership Products	$23.3	$35.3	$45.5
Insurance and Package Products	19.9	25.4	26.6
Global Loyalty Products	19.3	16.9	14.5
International Products	27.3	32.1	27.3

Total Depreciation and Amortization	$89.8	$109.7	$113.9

Segment Assets

	December 31,
	2015	2014
	(in millions)
Membership Products	$137.2	$236.3
Insurance and Package Products	133.4	160.5
Global Loyalty Products	232.1	265.4
International Products	229.2	282.8

Total Products	731.9	945.0
Corporate	87.5	74.6

Total Assets	$819.4	$1,019.6

Capital Expenditures

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
Membership Products	$5.8	$11.6	$13.9
Insurance and Package Products	0.5	1.6	0.6
Global Loyalty Products	10.2	17.1	8.7
International Products	16.1	23.2	19.8

	32.6	53.5	43.0
Corporate	(1.2)	(2.5)	3.3

Total Capital Expenditures	$31.4	$51.0	$46.3

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

Total Revenues

	For the Year Ended December 31,
	2015	2014	2013
	(in millions)
U.S.	$830.3	$880.0	$998.0
U.K.	150.8	152.1	149.0
Other	188.7	210.7	187.7

Total Revenues	$1,169.8	$1,242.8	$1,334.7

Total Assets

	December 31,
	2015	2014
	(in millions)
U.S.	$590.2	$736.8
U.K.	124.0	141.6
Other	105.2	141.2

Total Assets	$819.4	$1,019.6

AFFINION GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Provided below is unaudited selected quarterly financial data for 2015 and 2014:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions, except per share data)
2015
Net revenues	$302.3	$295.0	$291.3	$281.2

Marketing and commissions	$115.7	$111.0	$104.7	$117.3

Operating costs	$103.6	$99.4	$95.1	$87.1

General and administrative	$35.0	$28.9	$29.3	$22.4

Impairment of goodwill and other long-lived assets	$—	$—	$—	$93.2

Facility exit costs	$0.5	$0.6	$0.1	$0.6

Depreciation and amortization	$24.2	$23.8	$23.7	$18.1

Net income (loss)	$(35.4)	$(27.6)	$(19.1)	$218.0

Earnings (loss) per share attributable to Class A and Class B common stockholders
Basic	$(0.42)	$(0.33)	$(0.23)	$2.64

Diluted(a)	$(0.42)	$(0.33)	$(0.23)	$1.69

Earnings per share attributable to common stockholders
Basic				$23.96

Diluted				$23.96

2014
Net revenues	$321.4	$303.8	$303.0	$314.6

Marketing and commissions	$125.4	$120.1	$114.8	$121.6

Operating costs	$108.0	$106.0	$96.7	$101.2

General and administrative	$50.2	$41.4	$50.7	$30.6

Impairment of goodwill and other long-lived assets	$—	$—	$—	$292.4

Facility exit costs	(0.1)	$0.7	1.1	1.0

Depreciation and amortization	$25.0	$29.1	$27.2	$28.4

Net loss	$(48.8)	$(70.3)	$(40.4)	$(268.7)

Loss per share attributable to Class A and Class B common stockholders
Basic	$(0.58)	$(0.83)	$(0.48)	$(3.17)

Diluted(b)	$(0.58)	$(0.83)	$(0.48)	$(3.17)

(a)	The diluted loss per share attributable to Class A and Class B common stockholders did not include the weighted average antidilutive effect of warrants, options, RSUs and incentive awards of 44,761,440, 45,149,352 and 45,891,407 for the three months ended March 31, 2015, June 30, 2015 and September 30, 2015, respectively.
(b)	The diluted loss per share attributable to Class A and Class B common stockholders did not include the weighted average antidilutive effect of warrants, options, RSUs and incentive awards of 13,408,405, 20,586,306, 44,608,431 and 44,864,978 for the three months ended March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014, respectively.